Exhibit 99.1

                , 2018

Dear Autoliv, Inc. Stockholder:

On December 12, 2017, we announced that, following the conclusion of a strategic review by our Board of Directors, we intend to spin-off our Electronics business segment, creating a new, independent publicly traded company called Veoneer, Inc. (“Veoneer”).

Over the last decade, our Electronics business has grown and matured next to our world leading Passive Safety business and today we have two distinct, successful businesses, each with its own unique business drivers. The spin-off will better position both companies to address two distinct, growing markets with leading product offerings.

Our Electronics segment is a leader in the active safety market with one of the broadest and most advanced product portfolios in the industry today, which includes automotive radars, cameras with driver assist systems, night vision systems, and positioning systems. It is a market leader in restraint control systems and an ambitious niche player in brake control systems.

The remaining business will build on its global leadership in the passive safety market, which consists of airbag systems, steering wheels and seatbelts. Standalone, the passive safety business will have increased opportunities to further optimize its performance.

Upon completion of the spin-off, our stockholders will have an interest in both Autoliv and Veoneer. To implement the spin-off, Autoliv has transfered the Electronics business to Veoneer and its subsidiaries and will distribute 100% of the outstanding shares of common stock of Veoneer on a pro rata basis to existing holders of common shares of Autoliv, including shares represented by Swedish Depository Receipts (“SDRs”). As discussed in this information statement, the intent is for this distribution to be tax free to stockholders both in the US and Sweden. As a result of the distribution, each Autoliv stockholder and Autoliv SDR holder will receive one share of common stock of Veoneer or Veoneer SDR for every                shares of common stock or SDRs of Autoliv held on the applicable record date for the distribution, with cash being paid in lieu of fractional shares.

No vote of Autoliv stockholders is required for the distribution. You do not need to take any action to receive shares of Veoneer common stock to which you are entitled as an Autoliv stockholder or Autoliv SDR holder, and you do not need to pay any consideration or surrender or exchange your Autoliv shares or SDRs.

I encourage you to read the attached information statement, which is being provided to all Autoliv stockholders who hold shares of Autoliv common stock (including shares represented by SDRs) on the record date for common stockholders for the distribution. The information statement describes the spin-off in detail and contains important business and financial information about Veoneer.

I believe the spin-off provides immense opportunities for our businesses and our stockholders, as we work to continue building long-term stockholder value. Thank you for your continuing support of Autoliv, and we look forward to your future support of both companies.

Sincerely,

Jan Carlson
Chairman, President and Chief Executive Officer

                , 2018

Dear Future Veoneer, Inc. Stockholder:

It is my pleasure to welcome you as a future stockholder of our company, Veoneer, Inc. (“Veoneer”). Following the distribution of all of the outstanding shares of Veoneer common stock by Autoliv, Inc. to its stockholders, Veoneer will be an independent, publicly traded company focused on saving lives, improving the driving experience and leading the way towards autonomous driving with our innovative technologies.

Veoneer is one of the leaders in the active safety market, with one of the broadest and most advanced product portfolios in the industry. Over the last two years we have further positioned Veoneer to be a major player in automotive electronics, by developing a competitive product portfolio, becoming a qualified supplier with a high number of automobile manufacturers and entering into important strategic partnerships with companies like Volvo Cars, NVIDIA and Velodyne to develop the next generation of highly automated cars.

Veoneer’s product offerings consist of active safety products such as automotive radars, cameras with driver assist systems, night vision systems and positioning systems, restraint control systems and brake systems. It is estimated that the total available market for active safety electronics will grow from around $20 billion in 2017 to more than $40 billion in 2025. As an independent company, we will be able to pursue a growth strategy focused on innovation, cost structure and business model optimization to allow us to capture a significant portion of that growth while continuously improving our profitability.

We expect our common stock will be listed in the U.S. on the New York Stock Exchange under the symbol “VNE” and our Swedish Depository Receipts will be listed on Nasdaq Stockholm under the symbol “VNE SDB” in connection with the distribution of Veoneer common stock by Autoliv.

We invite you to learn more about Veoneer by reviewing the enclosed information statement. We are excited by the great opportunities that lay in front of us. We thank you in advance for your support as a holder of our common stock.

Sincerely,

Jan Carlson Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MAY 21, 2018

INFORMATION STATEMENT

Veoneer, Inc.

Common Stock

par value $1.00 per share

This information statement is being sent to you in connection with the spin-off of Veoneer, Inc. (“Veoneer”) from Autoliv, Inc. (“Autoliv”), following which Veoneer will be an independent, publicly traded company. References to “Veoneer,” “we,” “us,” or “the Company” refer to the combined entities, assets and liabilities that constitute the Electronics business of Autoliv, subject to certain exceptions. References to “Autoliv” refer to Autoliv and its consolidated subsidiaries, which prior to the distribution, but not after such date, includes the business and operations of Veoneer. Autoliv will complete the spin-off by distributing all of the outstanding shares of Veoneer common stock on a pro rata basis to the holders of Autoliv common stock. We expect that the spin-off generally should be tax-free to Autoliv stockholders for U.S. federal income tax purposes and tax exempt for Swedish tax purposes, except to the extent of cash received in lieu of fractional shares. Each Autoliv stockholder and Autoliv Swedish Depository Receipt (“SDR”) holder will receive one share of Veoneer common stock or one Veoneer SDR for every                shares of Autoliv common stock or SDRs held by such person on the applicable record date. The distribution of shares will be made in book-entry form only. Autoliv will not distribute any fractional shares of Veoneer common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution will be effective as of                , on                 . Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of Autoliv stockholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Autoliv stockholders or SDR holders will not be required to pay any consideration for the shares of Veoneer common stock or Veoneer SDRs they receive in the spin-off, and they will not be required to surrender or exchange their Autoliv common stock or Autoliv SDRs, as applicable, or take any other action in connection with the spin-off.

All of the outstanding shares of Veoneer common stock are currently owned, directly or indirectly, by Autoliv. Accordingly, there is no current trading market for Veoneer common stock. We expect, however, that a limited trading market for Veoneer common stock, commonly known as a “when-issued” trading market, will develop in the U.S. at least one trading day prior to the common stock record date for the distribution, and we expect “regular-way” trading of Veoneer common stock will begin the first trading day after the distribution date. There will not be “when-issued” trading in Veoneer SDRs in Sweden. We intend to list Veoneer common stock on the New York Stock Exchange under the ticker symbol “VNE” and Veoneer SDRs on Nasdaq Stockholm under the ticker symbol “VNE SDB”.

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” in this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

This information statement was first mailed to Autoliv stockholders on or about                , 2018.

The date of this information statement is                , 2018.

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Autoliv and the distribution of our common stock by Autoliv to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements included in this information statement.

Veoneer, Inc.

Business

Veoneer is a global leader in the design, development, sale and manufacture of automotive safety electronics1 and has operated for almost four years as a segment within Autoliv (“Electronics”). Based on our heritage of Autoliv’s vision of “Saving Lives,” our safety systems are designed to make driving safer and easier, more comfortable and convenient and to intervene before a collision. Veoneer endeavors to prevent vehicle accidents or reduce the severity of impact in the event a crash is unavoidable. We further intend to develop human centric systems that benefit vehicle occupants. We do this by being an expert partner to our customers. Our pure-play focus in safety electronics places the Company in a strong position to deliver integrated Advanced Driver Assistance System (“ADAS”) and Highly Automated Driving (“HAD”) solutions towards Autonomous Driving (“AD”) with focus on Quality and Manufacturing Excellence.

We provide advanced active safety sensors used for ADAS, HAD and AD solutions, such as vision and radar systems, ADAS Electronic Control Units (“ECUs”), night vision and positioning systems. Through Zenuity, our joint venture with Volvo Cars, we develop an advanced software stack for vehicle decision control for ADAS, HAD and AD solutions. In addition, we offer driver monitoring systems, LiDAR sensors and other technologies critical for AD solutions by leveraging our partnership network and internally developed intellectual property. We also provide Restraint Control Systems such as ECUs and crash sensors for deployment of airbags and seatbelt pretensioners in the event of a collision. Lastly, Autoliv-Nissin Brake Systems (“ANBS”), our joint venture with Nissin Kogyo, provides brake control and actuation systems, and has developed strong capabilities in regenerative braking, which is important for not only hybrid and electric vehicles but also for vehicle platforms where customers prioritize weight reduction and improved fuel economy over other features.

Our innovation and technology leadership, relentless focus on quality and safety along with a strong global footprint and diversified customer base, including most major global automotive Original Equipment Manufacturers (“OEMs”), are all trademarks of our Autoliv DNA. OEMs are seeking to manufacture vehicles that meet and exceed increasingly stringent safety test ratings around the world, to satisfy consumer demands for increased vehicle safety through more advanced driver assist features and enhanced comfort and convenience towards AD.

Veoneer’s Competitive Strengths

Veoneer’s competitive strengths derive from combining deep industry expertise and understanding of our markets, our history of industry firsts and ability to commercialize new innovations, our dedication to quality and

[1]	The Company’s calculations are based on information on revenues of automotive safety electronics competitors, of which the largest market participants (Aptiv, Bosch, Continental, Denso, Magna, Valeo and ZF) have been analyzed with publicly available information, such as the latest available annual reports, press releases and other information available on company websites.

robustness, and our long-standing customer relationships. We believe these qualities will allow Veoneer to capitalize on the industry mega trends and highly attractive market opportunities as we complete our separation from Autoliv and develop and grow our business on an independent, standalone basis.

•	Strong Positions in Highly Attractive Markets: Veoneer is a pure-play company in the highly attractive light vehicle safety electronics product area, with a leading market share in restraint control systems (25%), a high market share in the fragmented active safety market (16%) and an emerging market position in our recently founded brake systems (4%) unit.[2] A significant portion of our portfolio is directly exposed to and benefitting from the high growth active safety and autonomous driving markets, which are both expected to grow significantly over the coming years. Veoneer estimates its Total Addressable Market to growth by a 10% CAGR from 2017 through 2025.[3]

•	Best-in-Class Quality and Reliability Attracting Global OEM Customer Base: We have over 20 OEM customers, and supply most of the top 12 global OEMs with ADAS solutions. These customer relationships have been forged over a long period and through our Autoliv heritage, our highest quality standards and our proven reliability as demonstrated through our superior recall track record. This is further secured through our innovation and technology leadership and integrated product offering.

•	Integrated ADAS and Autonomy Systems Solutions: We recently complemented our product offerings of individual hardware components with full-suite ADAS and end-to-end self-driving system solutions, ranging from vision and radar hardware, over raw sensor data to decision-making algorithms and vehicle actuators. Our integrated system solutions allow OEMs to reduce their need for several suppliers within vehicle safety electronics. We source the decision and control software expertise for our advanced driver assistance and autonomous driving systems from Zenuity and the partnership network built around Zenuity which includes Volvo Cars, Velodyne LiDAR, NVIDIA, Seeing Machines, Neonode, Ericsson and TomTom. Two key recent milestones achieved by Zenuity are deep learning integration and automotive grade commercialization.

•	Proven Track Record of Commercializing Many of the World’s First Safety Innovations: We continuously operate at the forefront of innovation, having brought many world’s first safety solutions to the market. For example, in 2008, we integrated the electronic stability control inertial sensors with control electronics for airbags and other restraint systems (integrating active and passive safety). In 2011, we developed a system that combines controls for vehicle brakes with controls for vehicle restraints. In 2012, we introduced the world’s first automated emergency braking for both vision and radar. In 2016, we introduced the third-generation night vision solutions, the world’s first night vision system that can detect traffic danger and living things in total darkness or fog.

•	Strong Visibility on Near and Long-Term Profitable Growth: We are increasingly competitive in customer requests for proposal, which we believe will translate into order intake, revenue and improving our profitability going forward. In addition, we see a significant long-term growth potential through our scalable business model, underpinned by advanced automotive safety technologies and strong customer relationships. We believe our lean organizational setup and flexible cost structure will

[2]	The Company’s market share estimates are based on internal market intelligence on geographies, OEMs and their vehicle models in the product areas where the Company competes along with light vehicle production data from IHS database.
[3]	The Company’s calculations for market estimates per product group are based on light vehicle production data from IHS database as of February 2018, supplemented by the Company’s internal market intelligence on prices and penetration rates of each expected Active Safety product and about light vehicle production based on publicly available information and history operating in the market.

allow for consistent earnings growth and strong cash flow. This increased competitiveness stems from our investment and product development efforts over the past few years. These investments include hiring significant additional engineering personnel, increasing our R,D&E expenses and increasing capital expenditures. The increase in expenses has produced some losses in recent years. For additional information see “Business—Financial Performance.”

•	The Right Talent and Organization with a Winning Mindset

•	Tailored Organizational Setup, Nimble Strategy and Operational and Strategic Flexibility: We operate with a dedicated culture centered around agility, collaboration, empowerment and speed, with a highly skilled engineering workforce, enabling agile business processes and an ability to respond quickly in response to customer and market demands, which is key for obtaining engineering resources and partnerships needed to succeed.

•	Quality and Quantity of People: We have a highly skilled workforce of approximately 7,500 employees, including over 3,500 engineers, of which more than two-thirds are software engineers. We have approximately 600 software engineers focused on vision, and our Zenuity joint venture has approximately 475. Our workforce and access to Zenuity’s work force through our joint venture provides us with significant strategic flexibility to deploy human capital towards new innovative projects.

•	Experienced Leadership Team with Proven Track Record: We expect to have a strong management team with extensive experience within the industry. Through the combination of their longstanding customer relationships, proven track record in operations management and deep industry knowledge, the leadership team will position us for future value creation.

Strategy

Veoneer’s ambition is to be the leading dedicated automotive safety electronics company in the world, with a sharp focus to the fast-growing market for ADAS and autonomous driving as well as the restraint and brake control markets.

Core elements of our strategy include:

•	Flawless Delivery—Leveraging technical expertise to deliver high quality solutions with robustness, precision and scalability.

•	Customer-Centric Collaboration—Working together with customers, using speed and agility to create OEM and end user optimized solution.

•	Human-Centric Innovation—Working with the individual as a starting point for innovation, focusing on how technology can be used to create innovative solutions that people trust and use.

By focusing on our addressable market segments and by executing on our three core strategies Veoneer will be able to:

•	Capture a significant part of the growing ADAS and autonomous driving market.

•	Be cost competitive by staying at the forefront of technology innovation and driving manufacturing excellence.

•	Have the agility and flexibility needed in a rapidly changing automotive market, including ability to address M&A and changing customer requirements in a timely and effective manner.

Summary Risk Factors

There are a number of risks related to our business and the spin-off and related transactions, including the risks listed below. These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

RISKS RELATED TO THE COMPANY

Risks Related to Our Business

•	The cyclical nature of automotive sales and production can adversely affect our business.

•	Growth rates in safety content per vehicle could affect our results in the future.

•	We operate in highly competitive markets.

•	We operate in a developing product market that may be subject to greater uncertainty and fluctuations in levels of competition than a more mature market.

•	Autonomous driving involves complex technology and requires a number of different hardware and software competencies and technologies and there is a risk that these competencies or technologies will not develop at a sufficient pace to address marketplace needs.

•	We may not be able to protect our proprietary technology and intellectual property rights, which could result in the loss of our rights or increased costs.

•	The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model for which are a significant supplier could reduce our sales and harm our profitability.

•	We may incur material losses and costs as a result of product liability, warranty and recall claims that may be brought against us or our customers.

•	Escalating pricing pressures from our customers may adversely affect our business.

•	We could experience disruption in our supply or delivery chain, which could cause one or more of our customers to halt or delay production.

•	We are subject to risks associated with the development and implementation of new manufacturing process technology.

•	Work stoppages or other labor issues at our customers’ facilities or at our facilities could adversely affect our operations.

•	Changes in the source, cost, availability of and regulations pertaining to raw materials and components may adversely affect our profit margins.

•	Our business could be materially and adversely affected if we lost any of our largest customers or if they were unable to pay their invoices.

•	Our inability to effectively manage the timing, quality and costs of new program launches could adversely affect our financial performance.

•	Changes in our product mix may impact our financial performance.

•	We may be involved from time to time in legal proceedings and our business may suffer as a result of adverse outcomes of future legal proceedings.

•	We may have exposure to greater than anticipated tax liabilities.

•	Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

•	A prolonged recession and/or a downturn in our industry could adversely affect our business and require us to seek additional sources of financing to continue our operations.

•	Impairment charges relating to our assets, goodwill and other intangible assets could adversely affect our financial performance.

•	We face risks related to our defined benefit pension plans and employee benefit plans, including the need for additional funding as well as higher costs and liabilities.

•	Increases in IT security threats, the sophistication of computer crime and our reliance on global data centers could expose our systems, networks, solutions and services to risks.

•	Our business is exposed to risks inherent in international operations.

•	Our business in China is subject to aggressive competition and is sensitive to economic and market conditions.

•	We are exposed to exchange rate risks.

•	We face risks in connection with identifying, completing and integrating acquisitions.

•	Risks associated with joint venture partnerships and other collaborations may adversely affect our business and financial results.

•	We are uncertain whether we will be able to obtain the consent of Nissin Kogyo, our ANBS joint venture partner, with respect to the spin-off.

•	If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired.

•	We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

•	If the rate of consumer acceptance of active safety technology slows or decreases, our business, results of operations and financial condition would be adversely affected.

•	Our use of open source software may restrict how we use or distribute our products or require that we release the source code of certain products subject to those licenses.

•	Our business may be adversely affected by laws or regulations, including international, environmental, occupational health and safety or other governmental regulations, including automotive safety regulations.

Risks Related to the Spin-Off

•	The spin-off may not be completed on the terms or timeline currently contemplated, if at all.

•	We have no history of operating as an independent, stand-alone company, and our historical and pro forma financial information may not be representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

•	Our ability to meet our capital needs may be harmed by the loss of financial support from Autoliv and it may be more difficult for us to obtain financing following the spin-off.

•	As an independent, publicly traded company, we may not enjoy the same benefits that we did as a segment of Autoliv.

•	The combined post-spin-off value of Autoliv and our common stock may not equal or exceed the pre-separation value of Autoliv common stock.

•	We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

•	We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

•	The distribution of shares to stockholders of Autoliv that are tax resident in Sweden may result in taxation on the received dividend.

•	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and distribution.

•	As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

•	Autoliv may fail to perform under various agreements that have or will be executed in connection with the spin-off.

•	We may fail to have the necessary systems, services, and assets in place at the necessary time.

•	The spin-off may result in disruptions to, and negatively impact our relationships with, our customers, prospective customers and other business partners.

•	Potential indemnification liabilities to Autoliv or a refusal of Autoliv to indemnify us pursuant to the Distribution Agreement could materially adversely affect us.

•	We may be unable to take certain actions after the spin-off because such actions could jeopardize the tax-free status of the spin-off, and such restrictions could be significant.

•	The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

•	After the spin-off, certain of our officers and directors may have actual or potential conflicts of interest because of their service as executive officers or directors of Autoliv.

•	We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

RISKS RELATED TO OUR SECURITIES

Risks Related to Investing in Our Securities

•	Our board of directors may change significant corporate policies without stockholder approval.

•	Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

•	Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for certain disputes.

•	There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

•	Future issuances of common stock by us may cause the market price of our common stock to decline.

•	Your ownership in our stock may be diluted by additional equity issuances.

•	We have no current plans to pay cash dividends on our common stock, and certain factors could limit our ability to pay dividends in the future.

•	If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

Risks Related to an Investment in our Swedish Depository Receipts (SDRs)

•	Veoneer SDR holders do not have the same rights as our stockholders.

•	The trading market for Veoneer SDRs may be limited in the future.

The Spin-Off

Overview

On December 12, 2017, Autoliv announced its intention to separate its Electronics segment into an independent, publicly traded company following the completion of a strategic review by its board of directors.

In advance of the spin-off, Autoliv completed a series of internal transactions, in which it transferred its Electronics business to us. We refer to these transactions as the “internal reorganization.” In connection with the internal reorganization, Autoliv and Veoneer entered into a master transfer agreement to allocate the assets and liabilities between each company as well as a transition services agreement pursuant to which certain services are being provided by each company on an interim basis following the internal reorganization. See “Certain Relationships and Related Persons Transactions.”

Before the spin-off, we will enter into a distribution agreement and several other agreements with Autoliv related to employee, tax and other matters. These agreements will govern the relationship between us and Autoliv after completion of the spin-off and will set forth certain terms, requirements and conditions to the completion of the spin-off. See “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off.”

In order to effect the spin-off, Autoliv will distribute all of the outstanding shares of our common stock on a pro rata basis to the holders of shares of Autoliv’s common stock. We refer to this pro rata distribution as the “distribution,” and we refer to the completion of the separation of the businesses into two independent, publicly traded companies as the “spin-off.”

The distribution of Veoneer common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Autoliv has the right to delay or not to complete the spin-off if, at any time prior to the distribution, the board of directors of Autoliv determines, in its absolute and sole discretion, that the spin-off is not then in the best interests of Autoliv or its stockholders or other constituents, that a sale or other alternative is in the best interests of Autoliv or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Veoneer from Autoliv. See “The Spin-Off—Conditions to the Distribution.”

Capital Injection From Autoliv

In connection with our spin-off from Autoliv, we expect that Autoliv will provide us with total cash liquidity of approximately $1.0 billion (funded through a mixture of new external funding and existing cash at Autoliv). The capital contribution from Autoliv will help fund our planned operations until we reach positive cash flow. The cash will be used for ongoing working capital requirements and capital expenditures and takes into account our on-going investments in joint ventures, particularly Zenuity, as well as certain anticipated business combinations. We will not have additional debt as a result of the transaction with Autoliv.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is a series of transactions by which Veoneer will separate from Autoliv and become an independent, publicly traded company. In advance of the spin-off, Autoliv completed an internal reorganization to become a separate entity within Autoliv. As part of the spin-off, Autoliv will distribute to Autoliv’s stockholders all of the outstanding shares of our common stock. Following the spin-off, Veoneer will be an independent, publicly traded company, and Autoliv will not retain any ownership interest in Veoneer.

Q:	What will I receive in the spin-off?

A:	As a holder of Autoliv common stock, you will retain your Autoliv shares and will receive one share of Veoneer common stock for every shares of Autoliv common stock you own as of the common stock record date (defined below). However, if you hold your Autoliv shares via a brokerage account and sell shares of Autoliv common stock in the “regular-way” market (described below) after the common stock record date and on or before the distribution date, you also will be selling the right to receive the shares of our common stock in connection with the spin-off. As a holder of Autoliv SDRs, you will retain your Autoliv SDRs and will receive one Veoneer SDR for every Autoliv SDRs you own as of the SDR record date (defined below). The number of shares of Autoliv common stock or SDRs you own and your proportionate interest in Autoliv will not change as a result of the spin-off. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Q:	When is the record date for the distribution?

A:	The record date for the distribution for holders of Autoliv common stock is , 2018 (the “common stock record date”). The record date for the distribution for holders of Autoliv SDRs is , 2018 (the “SDR record date”). The common stock record date and the SDR record date are referred to together as the “record dates.”

Q:	What is Veoneer?

A:	Veoneer is currently a wholly-owned subsidiary of Autoliv that comprises Autoliv’s Electronics business. Veoneer’s shares will be distributed to Autoliv stockholders at the time the spin-off is completed. After the spin-off is completed, Veoneer will be an independent, publicly traded company.

Q:	Why is the separation of Veoneer from Autoliv structured as a spin-off?

A:	Autoliv determined, and continues to believe, that a spin-off is the most efficient way to accomplish a separation of the Electronics business from Autoliv for various reasons, including: (i) a spin-off is generally expected to be a tax-free distribution of Veoneer common stock to Autoliv stockholders and (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations. After consideration of strategic alternatives, Autoliv believes that a tax-free spin-off will enhance the long-term value of both Autoliv and Veoneer See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can Autoliv decide to cancel the distribution of our common stock even if all the conditions have been met?

A:	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Distribution.” Even if all conditions to the distribution are satisfied, Autoliv has the legal right to terminate and abandon the distribution at any time prior to the effectiveness of the distribution.

Q:	What is being distributed in the spin-off?

A:	Approximately shares of Veoneer common stock will be distributed in the spin-off, based on the number of shares of Autoliv common stock expected to be outstanding as of , the common stock record date, and assuming a distribution ratio of . The actual number of shares of Veoneer common stock to be distributed will be calculated on the common stock record date. The shares of Veoneer common stock to be distributed by Autoliv will constitute all of the issued and outstanding shares of Veoneer common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2018. We expect that it will take the distribution agent, acting on behalf of Autoliv, one business day after the distribution date to fully distribute the shares of Veoneer common stock to Autoliv stockholders. We expect that it will take approximately days after the distribution date for Autoliv SDR holders to receive in their accounts Veoneer SDRs.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Veoneer stock or Veoneer SDRs. You will neither be required to pay anything for the new shares or SDRs nor be required to surrender any shares of Autoliv common stock or SDRs to participate in the spin-off.

Q:	How will outstanding equity awards held by Autoliv or Veoneer employees be affected as a result of the spin-off?

A:	The Employee Matters Agreement entered into between Autoliv and Veoneer in connection with the spin-off will generally provide for the conversion of the outstanding awards granted under the Autoliv equity compensation programs into adjusted awards relating to both shares of Autoliv and Veoneer common stock. The adjusted awards generally will be subject to the same or equivalent vesting conditions and other terms that applied to the applicable original Autoliv award immediately before the distribution. See “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off—Employee Matters Agreement.”

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of Veoneer common stock will not be distributed. Fractional shares of Veoneer common stock to which Autoliv stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of Autoliv or Veoneer, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Veoneer common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt by a stockholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes and Swedish income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “Material U.S. Federal Income Tax Consequences” and the material Swedish income tax consequences of the distribution in more detail under “Material Swedish Income Tax Consequences.”

Q:	Why has Autoliv determined to undertake the spin-off?

A:	Autoliv’s board of directors has determined that the spin-off is in the best interests of Autoliv, its stockholders and other constituents because Autoliv believes the spin-off will provide the following key benefits:

•	Financial Resources. The businesses that Autoliv and Veoneer will separately conduct have very different capital needs, and the spin-off will allow each company to raise and invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. Specifically, the electronics business will no longer have to compete for capital allocation with the passive safety business.

•	Different Independent Strategic Needs. The spin-off will provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the business of the other company, as well as enable each company to use its stock as currency for acquisitions in the same or ancillary businesses.

•	Attraction and Retention of Talent. The businesses that Autoliv and Veoneer will separately conduct have different risk and reward profiles, which results in different work environments and cultures. The spin-off will allow each company to compete more effectively for the best talent in the space in which it operates by implementing a work environment and culture that is oriented to the business it conducts without consideration of the impact of such environment or culture on the business that the other company will be conducting.

•	Employee Incentives. The spin-off will facilitate incentive compensation arrangements for employees more closely tied to the performance of the relevant company’s business and can thereby enhance employee hiring and retention by, among other things, improving alignment of management and employee incentives with performance and growth objectives.

•	Enhanced Strategic and Management Focus. The spin-off will allow each company to focus on and more effectively pursue distinct product portfolios, operating priorities and strategies, and markets and marketing strategies, pursue different opportunities for long-term growth and profitability, and align operating priorities and financial objectives with the specific needs of the business it is conducting. The spin-off is intended to allow each company to adapt more quickly to changing markets and customer expectations and dynamics.

•	Potential Increased Stock Value. The evaluation of separate investment characteristics, including risks, performance, and future prospects of the respective businesses, is expected to enhance the investment opportunities provided to investors by two separate companies. Should that occur, each company would be in a better position to utilize its stock as currency for acquisitions and to incentivize its employees.

Q:	What are the material U.S. federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt of an opinion of Alston & Bird LLP, Autoliv’s U.S. tax counsel, confirming that the distribution, together with certain related transactions, should qualify as a transaction that is tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986 (the “Code”). Accordingly, for U.S. federal income tax purposes, you generally should not recognize any gain or loss as a result of the distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Veoneer common stock. Although Autoliv has no current intention to do so, such condition is solely for the benefit of Autoliv and its stockholders and may be waived by Autoliv in its sole discretion. The material U.S. federal income tax consequences of the spin-off are described in detail under “Material U.S. Federal Income Tax Consequences.”

Q:	What are the material Swedish income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt of written advice from Deloitte Sweden, Autoliv’s Swedish tax advisor, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax exempt for Swedish income tax purposes under the “Lex-ASEA rule.” Although Autoliv has no current intention to do so, such condition is solely for the benefit of Autoliv and its stockholders and may be waived by Autoliv in its sole discretion. The material Swedish tax consequences of the spin-off are described in detail under “Material Swedish Income Tax Consequences.”

Q:	Will the Veoneer common stock be listed on a U.S. stock exchange?

A:

Yes. Although there is not currently a public market for Veoneer common stock, before completion of the spin-off, Veoneer will apply to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “VNE.” It is anticipated that trading of Veoneer common stock will commence on a “when-issued” basis on the NYSE at least one trading day prior to the common stock record date. “When-issued”

trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to Veoneer common stock will end, and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the second full trading day following the date of the transaction. See “Trading Market.”

Q:	Will the Veoneer SDRs be listed on Nasdaq Stockholm?

A:	Yes. Veoneer will apply to list its SDRs on Nasdaq Stockholm under the symbol “VNE SDB.” Trading of Veoneer SDRs on Nasdaq Stockholm is expected to begin on the same day trading of Veoneer common stock begins on the NYSE. There will be no “when-issued” trading in Veoneer SDRs. Autoliv SDR holders that wish to participate in “when-issued” trading will need to cancel their Autoliv SDRs registered with Euroclear in order to trade their underlying shares of Autoliv common stock on the NYSE. See “Trading Market.”

Q:	Will my shares of Autoliv common stock or my Autoliv SDRs continue to trade?

A:	Yes. Shares of Autoliv common stock will continue to be listed and trade on the NYSE under the symbol “ALV.” Autoliv’s SDRs will continue to trade on Nasdaq Stockholm under the symbol “ALIV SDB.”

Q:	If I sell, on or before the distribution date, shares of Autoliv common stock that I held on the common stock record date, am I still entitled to receive shares of Veoneer common stock distributable with respect to the shares of Autoliv common stock I sold?

A:	Beginning on or shortly before the common stock record date and continuing through the distribution date for the spin-off, Autoliv common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of Autoliv common stock in a brokerage account as of the common stock record date and choose to sell those shares in the “regular-way” market after the common stock record date and on or before the distribution date, you will also be selling the right to receive the shares of our common stock in connection with the spin-off. However, if you hold shares of Autoliv common stock as of the common stock record date and choose to sell those shares in the “ex-distribution” market after the common stock record date and on or before the distribution date, you will still receive the shares of our common stock in connection with the spin-off. Autoliv SDRs will continue to trade “regular-way” only.

Q:	Will the spin-off affect the trading price of my Autoliv common stock?

A:	Yes. As a result of the distribution, Autoliv expects the trading price of its shares of common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Electronics business. There can be no assurance that the aggregate market value of the Autoliv shares of common stock and our shares of common stock following the spin-off will be higher or lower than the market value of Autoliv shares of common stock if the spin-off and distribution did not occur.

Q:	What financing transactions or capital injections will be undertaken in connection with the spin-off?

A:	In connection with our spin-off from Autoliv, we expect that Autoliv will provide us with total cash liquidity of approximately $1.0 billion (funded through a mixture of new external funding and existing cash at Autoliv). The capital contribution from Autoliv will help fund our planned operations until we reach positive cash flow. The cash will be used for ongoing working capital requirements and capital expenditures and takes into account our on-going investments in joint ventures, particularly Zenuity, as well as certain anticipated business combinations. We will not have any additional debt as a result of the transaction with Autoliv.

Q:	Who will comprise the senior management team and board of directors of Veoneer after the spin-off?

A:	Our senior management team will be led by Jan Carlson, as our Chief Executive Officer, Mathias Hermansson as our Chief Financial Officer and Johan Löfvenholm, as our Chief Operating Officer. Our board of directors will include Jan Carlson, Robert W. Alspaugh, James M. Ringler, Kazuhiko Sakamuto and Wolfgang Ziebart. We expect to identify additional members of the board of directors of Veoneer prior to the distribution date. See “Management” for information on our executive officers and board of directors.

Q:	What will the relationship be between Autoliv and Veoneer after the spin-off?

A:	Following the spin-off, we will be an independent, publicly traded company, and Autoliv will have no continuing stock ownership interest in us. We entered into a Master Transfer Agreement with Autoliv in connection with completing the internal reorganization pursuant to which various assets, liabilities, rights and obligations were allocated between Autoliv and us. We will also enter into a Distribution Agreement and several other agreements with Autoliv related to employee, tax and other matters. These agreements also will include arrangements with respect to transitional services to be provided between Autoliv and Veoneer after the spin-off. The Master Transfer Agreement and Distribution Agreement provide, in general, that we will indemnify Autoliv against any and all liabilities arising out of our business as constituted in connection with the spin-off, subject to certain exceptions, and any other liabilities and obligations assumed by us, and that Autoliv will indemnify us against any and all liabilities arising out of the businesses of Autoliv as constituted in connection with the spin-off, subject to certain exceptions, and any other liabilities and obligations assumed by Autoliv.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of our common stock. These risks are discussed under “Risk Factors.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.

250 Royall Street, Canton, MA 02021

Attention: Corporate Actions

If you have questions relating to the spin-off, you should contact the information agent at:

Georgeson

1290 Avenue of the Americas, 9th Floor, New York, NY 10104

Phone: 866-741-9588

Before completion of the spin-off, if you have any questions relating to the spin-off, you should contact Autoliv at:

Autoliv, Inc.

Investor Relations

Box 70381, 107 24 Stockholm, Sweden

Phone: +46 (0)8 587 20627

After completion of the spin-off, if you have any questions relating to Veoneer, you should contact Veoneer at:

Veoneer, Inc.

Investor Relations

Box 13089, SE-103 02, Stockholm, Sweden

Phone: +46 (0)8 527 76200

Summary of the Spin-Off

Distributing Company	Autoliv, Inc., a Delaware corporation. After the distribution, Autoliv will not own any shares of Veoneer common stock.

Distributed Company	Veoneer, Inc., a Delaware corporation. After the spin-off, Veoneer will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of Veoneer common stock owned by Autoliv, which will be 100% of the Veoneer common stock issued and outstanding immediately prior to the distribution.

Record Dates	The common stock record date is , 2018. The SDR record date is , 2018.

Distribution Date	The distribution date is , 2018.

Internal Reorganization	As part of the preparation for the spin-off, Autoliv completed an internal reorganization, pursuant to which, among other things and subject to limited exceptions:

•   all of the assets and liabilities (including whether accrued, contingent or otherwise, subject to certain exceptions) associated with Autoliv’s Electronics business, which consists of active safety products, restraint control and sensing and braking systems as described herein, were retained by or transferred to us or our subsidiaries; and

•   all other assets and liabilities (including whether accrued, contingent or otherwise, subject to certain exceptions) of Autoliv were retained by or transferred to Autoliv or its subsidiaries (other than us and our subsidiaries).

After completion of the spin-off:

• we will be an independent, publicly traded company and will operate Autoliv’s Electronics business; and

• Autoliv will continue to be an independent, publicly traded company and continue to own and operate its passive safety business.

For additional information regarding the Master Transfer Agreement, see “The Spin-Off” and “Certain Relationships and Related Persons Transactions—Master Transfer Agreement.”

Distribution Ratio	Each holder of Autoliv common stock will receive one share of Veoneer common stock for every shares of Autoliv common stock held as of the common stock record date.
However, if a stockholder holds shares of Autoliv common stock via a brokerage account and sells such shares in the “regular-way” market after the common stock record date and on or before the distribution date, such holder will also be selling the right to receive the shares of Veoneer common stock in the distribution. Holders of Autoliv SDRs will receive one Veoneer SDR for every Autoliv SDRs held as of the SDR record date.

Immediately following the spin-off, Veoneer expects to have record holders of shares of common stock and approximately shares of common stock outstanding, based on the number of stockholders and outstanding shares of Autoliv common stock on the common stock record date and the distribution ratio. The figures exclude shares of Autoliv common stock held directly or indirectly by Autoliv, if any. The actual number of shares to be distributed will be determined on the common stock record date and will reflect any repurchases of shares of Autoliv common stock and issuances of shares of Autoliv common stock in respect of awards under Autoliv equity-based incentive plans between the date the Autoliv board of directors declares the dividend for the distribution and the common stock record date.

The Distribution	On the distribution date, Autoliv will release the shares of Veoneer common stock to the distribution agent for distribution to Autoliv stockholders. The distribution of shares will be made in book-entry form only, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent one business day after the distribution date to issue shares of Veoneer common stock to you by way of direct registration in book-entry form. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Trading of our shares will not be affected during that time. You will not be required to make any payment, surrender or exchange your shares of Autoliv common stock or Autoliv SDRs or take any other action to receive your shares of Veoneer common stock or Veoneer SDRs.

Distribution Agent and Transfer Agent	Computershare Trust Company, N.A.

Information Agent	Georgeson.

Veoneer SDRs	In the distribution, we expect to deposit all or a portion of the shares of our common stock with Skandinaviska Enskilda Banken AB (publ), or the Custodian, pursuant to a Custodian Agreement between us and the Custodian (the “Veoneer Custodian Agreement”). The Custodian will then issue and deliver Veoneer SDRs representing the shares of our common stock. The Custodian’s business is conducted in accordance with the Swedish Companies Act (2005:551), the Swedish Banking and Financing Business Act (2004:297) and the Swedish Securities Market Act (2007:528). The Custodian (registration number 502032-9081) is a Swedish public limited liability company registered with the Swedish Companies Registration Office on December 29, 1971. The Custodian’s registered office is located at Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden. The shares of our common stock to be deposited with and held by the Custodian will be represented by SDRs and registered in the book-entry system administered by Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, in accordance with the Swedish Central Securities Depositories and

Financial Instruments Accounts Act (1998:1479) on the VPC accounts designated by the Veoneer SDR holders. No certificates representing Veoneer SDRs will be issued. In connection with the spin-off, a Swedish prospectus will be made available to Autoliv SDR holders who will receive Veoneer SDRs in the spin-off. The prospectus will be based on the Registration Statement on Form 10 with some modifications required by Swedish law as well as with a wrap with additional information.

Fractional Shares	The distribution agent will not distribute any fractional shares of Veoneer common stock to Autoliv stockholders. Fractional shares of Veoneer common stock to which Autoliv stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Veoneer common stock. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes and Swedish income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The material U.S. federal income tax consequences of the distribution are described in more detail under “Material U.S. Federal Income Tax Consequences.” The material Swedish income tax consequences of the distribution are described in more detail under “Material Swedish Income Tax Consequences.”

Conditions to the Distribution	Completion of the spin-off is subject to the satisfaction or waiver by Autoliv of the following conditions:

•   the final approval by the board of directors of Autoliv of the spin-off and all related transactions and the determination of the common stock record date, which approval may be given or withheld in its absolute and sole discretion;

• the completion of the internal reorganization;

•   our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement shall have been provided to the Autoliv stockholders;

• the prospectus for our SDRs shall have been approved by and registered with the Swedish Financial Supervisory Authority (“SFSA”);

• Veoneer common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

• Veoneer SDRs shall have been approved for listing on Nasdaq Stockholm, subject to official notice of distribution (spridningsintyg);

•   Autoliv shall have received an opinion from Alston & Bird LLP, in form and substance satisfactory to Autoliv, to the effect that the spin-off, together with certain related transactions, should qualify as a transaction that is tax free under Sections 368(a)(1)(D) and 355 of the Code;

• Autoliv shall have received written advice from Deloitte Sweden to the effect that the spin-off is generally tax exempt for Swedish income tax purposes under the Lex-ASEA rule;

•   prior to the distribution date, the Autoliv board of directors shall have obtained an opinion from a nationally recognized valuation firm, in form and substance satisfactory to Autoliv, with respect to the capital adequacy and solvency of Autoliv after giving effect to the spin-off;

• all material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•   no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•   any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted;

•   each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Amended and Restated Transition Services and the other ancillary agreements shall have been executed by each party;

• all necessary actions shall have been taken to cause the board of directors of Veoneer to consist of the individuals identified in this information statement as directors of Veoneer;

• all necessary actions shall have been taken to cause the officers of Veoneer to be the individuals identified as such in this information statement;

•   all necessary actions shall have been taken to adopt the form certificate of incorporation and bylaws filed by Veoneer with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•   no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Autoliv, would result in the distribution having a material adverse effect on Autoliv or its stockholders.

The fulfillment of the foregoing conditions will not create any obligation on the part of Autoliv to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC and SFSA rules and regulations, approval for listing on the NYSE and Nasdaq Stockholm, the approval and publication of the Swedish Prospectus by the SFSA and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Autoliv has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Autoliv determines, in its sole and absolute discretion, that the spin-off is not then in the best interests of Autoliv or its stockholders or other constituents, that a sale or other alternative is in the best interests of Autoliv or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Veoneer from Autoliv. For more information, see “The Spin-Off—Conditions to the Distribution.”

Trading Markets and Symbols	We intend to list Veoneer common stock on the NYSE under the ticker symbol “VNE” and our SDRs on Nasdaq Stockholm under the ticker symbol “VNE SDB.” We anticipate that in the U.S., at least one trading day prior to the common stock record date, trading of shares of Veoneer common stock will begin on a “when-issued” basis on the NYSE and will continue up to and including the distribution date, and we expect “regular-way” trading of Veoneer common stock will begin the first trading day after the distribution date. We also anticipate that, at least one trading day prior to the common stock record date, there will be two markets in Autoliv common stock in the U.S.: (i) a “regular-way” market on which shares of Autoliv common stock will trade with an entitlement for the purchaser of Autoliv common stock to shares of Veoneer common stock to be distributed pursuant to the distribution; and (ii) an “ex-distribution” market on which shares of Autoliv common stock will trade without an entitlement for the purchaser of Autoliv common stock to shares of Veoneer common stock pursuant to the distribution. Holders of Autoliv SDRs cannot participate in “when-issued” trading. Autoliv SDR holders that wish to participate in “when-issued” trading will need to cancel their Autoliv SDRs registered with Euroclear in order to trade their underlying shares of Autoliv common stock on the New York Stock Exchange and participate in “when-issued” trading. On Nasdaq Stockholm, trading in Veoneer SDRs is expected to begin on the same day Veoneer common stock begins trading on the NYSE. For more information, see “Trading Market.”

Tax Consequences of the Spin-Off	In connection with the distribution, Autoliv expects to receive an opinion of Alston & Bird LLP, U.S. tax counsel to Autoliv, substantially to the effect that, subject to certain qualifications and limitations, for U.S. federal income tax purposes, the distribution, together with certain related transactions, generally should qualify as a transaction that is tax-free under Sections 368(a)(1)(D) and 355 of the Code. Deloitte Sweden will provide written advice regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax exempt for Swedish income tax purposes under the “Lex-ASEA rule.” See “Material U.S. Federal Income Tax Consequences” and “Material Swedish Income Tax Consequences.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Autoliv
After the Spin-Off	We will enter into several agreements with Autoliv related to the spin-off. We entered into the Master Transfer Agreement with Autoliv in connection with the internal reorganization to provide for the allocation between us and Autoliv of assets, liabilities, rights and obligations of the Electronics business. We also entered into a transition services agreement with Autoliv pursuant to which certain services are being provided by each company on an interim basis following the internal reorganization. As part of the spin-off, we will enter into a Distribution Agreement with Autoliv that will establish the rights and obligations between and among the parties following the distribution. We also intend to enter into an Employee Matters Agreement which is intended to set forth the agreements among us and Autoliv concerning certain employee, compensation and benefit-related matters. Further, we intend to enter into a Tax Matters Agreement with Autoliv regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution intended to preserve the tax-free status of the spin-off. We also intend to enter into an Amended and Restated Transition Services Agreement with Autoliv pursuant to which certain services will be provided by the parties on an interim basis following the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Persons Transactions – Agreements with Autoliv Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Company – Risks Related to the Spin-Off.”

Financing Transactions	In connection with the spin-off, we anticipate that Autoliv will make a material cash contribution to us that will be sufficient to fund our planned operations through 2022. See “The Spin-Off—Financing Transactions.”

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Autoliv and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following summary financial data reflect the combined operations of Veoneer. Veoneer derived the summary combined statement of operations data for the fiscal years ended December 31, 2017, 2016 and 2015 and the summary combined balance sheet data as of December 31, 2017 and 2016 as set forth below, from its audited combined financial statements, which are included in the “Index to Financial Statements” section of this information statement. The historical results do not necessarily indicate the results expected for any future period.

The following summary unaudited pro forma financial data has been derived from the historical Combined Financial Statements and the Combined Unaudited Interim Financial Statements of Veoneer included in the “Index to Financial Statements” section of this information statement. The unaudited pro forma balance sheet data gives effect to the spin-off and related transactions described below as if they had occurred on March 31, 2018. The unaudited pro forma statement of operations data for the year ended December 31, 2017 gives effect to the spin-off and related transactions described below as if they occurred as of January 1, 2017, the first day of the last fiscal year. The unaudited pro forma Combined Financial Statements are for informational purposes only and do not purport to represent what Veoneer’s financial position and results of operations actually would have been had the spin-off and related transactions occurred on the dates indicated, or to project Veoneer’s financial performance for any future period.

To ensure a full understanding of this financial information, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the historical combined financial statements and accompanying notes included in the “Index to Financial Statements” section of this information statement.

(in millions)

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	Pro Forma 2018	2018	2017	2016	2015
	(unaudited)	(unaudited)
Operating Results:
Net sales	$594.3	$594.3	$2,322.2	$2,218.3	$1,588.6
Operating (loss)(1)	(15.6)	(16.0)	(282.7)	(24.8)	(8.4)
Net (loss)	(36.7)	(37.0)	(344.3)	(60.1)	(30.0)
Net (loss) attributable to controlling interest	(32.0)	(32.3)	(217.0)	(53.1)	(30.0)
Financial Position:
Total Assets	$2,771.4	1,760.6	1,662.5	1,739.1	1,059.1
Total Debt(2)	(37.3)	(60.0)	(62.2)	(14.6)	(0.0)

(1)	Includes costs for goodwill impairment of $234.2 in 2017.
(2)	Includes short-term debt and related party long-term debt as of March 31, 2018 and related party long-term debt in all other periods.

RISK FACTORS

Owning our common stock involves a high degree of risk. You should consider carefully the following risk factors and all other information contained in this information statement. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial but are in fact material, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your ownership in our common stock. Some statements in this information statement, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this information statement entitled “Special Note About Forward-Looking Statements.”

RISKS RELATED TO THE COMPANY

Risks Related to Our Business

The cyclical nature of automotive sales and production can adversely affect our business.

Our business is directly related to light vehicle production (“LVP”) in the global market and by our customers, and automotive sales and LVP are the most important drivers for our sales. Automotive sales and production are highly cyclical and can be affected by general or regional economic or industry conditions or uncertainty, the level of consumer demand, recalls and other safety issues, labor relations issues, technological changes, fuel prices and availability, vehicle safety regulations and other regulatory requirements, governmental initiatives, trade agreements, political volatility, especially in energy producing countries and growth markets, changes in interest rate levels and credit availability and other factors. At various times some regions around the world may be more particularly impacted by these factors than other regions. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, a material adverse effect on our business, results of operations and financial condition.

Our sales are also affected by inventory levels of our customers. We cannot predict when our customers will decide to either increase or reduce inventory levels or whether new inventory levels will approximate historical inventory levels. This may exacerbate variability in our sales and financial condition. Uncertainty regarding inventory levels may be exacerbated by consumer financing programs initiated or terminated by our customers or governments as such changes may affect the timing of their sales. Most of our products are technologically complex and innovative and there can be a significant amount of time between design and production. Thus, we are subject to the risk that our customers cancel or postpone a contract in the time period that it takes us to begin production of a particular product.

Changes in automotive sales and LVP and/or customers’ inventory levels will have an impact on our earnings guidance and estimates. In addition, we base our growth projections in part on business awards made by our customers. However, actual production orders from our customers may not approximate the awarded business. Any significant reduction in automotive sales and/or LVP by our customers, whether due to general economic conditions or any other factors relevant to sales or LVP, will likely have a material adverse effect on our business, results of operations and financial condition.

Growth rates in safety content per vehicle, which may be impacted by changes in consumer trends and political decisions, could affect our results in the future.

Vehicles produced in different markets may have various safety content values. For now, our products are typically found in vehicles with higher safety content. Because growth in global LVP is highly concentrated in markets such as China and India, our operating results may suffer if the safety content per vehicle remains low in our growth markets. As safety content per vehicle is also an indicator of our sales development, should recent trends continue, the average value of safety systems per vehicle could decline.

We operate in highly competitive markets.

The markets in which we operate are highly competitive. We compete with a number of companies that design, produce and sell similar products. Among other factors, our products compete on the basis of price, quality, manufacturing and distribution capability, design and performance, technological innovation, delivery and service. Some of our competitors are subsidiaries (or divisions, units or similar) of companies that are larger and have greater financial and other resources than us. Some of our competitors may also have a “preferred status” as a result of special relationships or ownership interests with certain customers. Our ability to compete successfully depends, in large part, on our ability to innovate and manufacture products that have commercial success with consumers, differentiating our products from those of our competitors, delivering quality products in the time frames required by our customers, and achieving best-cost production.

Our ability to maintain and improve existing products, while successfully developing and introducing distinctive new and enhanced products that anticipate changing customer and consumer preferences and capitalize upon emerging technologies will be a significant factor in our ability to be competitive. If we are unsuccessful or are less successful than our competitors in predicting the course of market development, developing innovative products, processes, and/or use of materials or adapting to new technologies or evolving regulatory, industry or customer requirements, we may be placed at a competitive disadvantage. There is a risk that our investments in research and development initiatives will not lead to successful new products and a corresponding increase in revenue. We may also encounter increased competition in the future from existing or new competitors. The inability to compete successfully could have material adverse effect on our business, results of operations and financial condition.

We operate in a developing market that may be subject to greater uncertainty and fluctuations in levels of competition than a more mature market.

The field of active safety is a developing segment in the automotive industry. The number of competitors shows risk of increasing as suppliers from outside the traditional automotive industry, such as Microsoft, Google, Apple, Argo, Uber, Lyft, Samsung, Panasonic, Here, Tesla, Intel, NVIDIA and other technology companies, consider the business opportunities presented by autonomous driving. Products and services provided by companies outside the automotive industry may also reduce demand for our products. For example, there has been an increase in consumer preferences for mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long term reduction in the number of vehicles per capita. In most markets, active safety products are considered to be premium equipment rather than standard automotive safety items, which can create significant volatility in demand for certain of our product.

Our products may require significant resources to develop both hardware and software solutions, which are of increasing importance in this area. There is an increasing trend towards partnerships between companies with complementary hardware and software solutions. The high development cost in active safety limits the number of technical solutions that can be pursued by most Tier 1 suppliers, leading to risk of exposure to a disruptive technology different than those being developed by us. A significant part of our business is focused on developing autonomous driving technology, which requires significant amounts of resources devoted to researching and developing innovative products and processes. For example, we have focused significant resources on developing Zenuity, our joint venture with Volvo Cars, which is aimed at developing software solutions for autonomous driving. There is a risk that Zenuity or our other autonomous driving projects will not be able to deliver a competitive product. If we fail to develop and deliver innovative and competitive products, our business, results of operations and financial condition could be materially adversely effected.

Autonomous driving involves complex technology and requires a number of different hardware and software competencies and technologies and there is a risk that these competencies or technologies will not develop at a sufficient pace to address marketplace needs.

Autonomous driving requires various types of sensor technology, including cameras, radar and LIDAR technology as well as software technology to control such sensors. These technologies are under various stages of development and marketplace acceptance. There is a risk that these technological solutions will not develop at a sufficient pace to gain acceptance with our customers. If we are unable to develop our autonomous driving solutions fast enough to keep pace with the market, our future business prospects, results of operations and financial condition could be materially adversely affected.

There are also challenges to develop autonomous driving solutions that are outside of our control, including regulatory requirements from state and federal agencies, cybersecurity and privacy concerns, product liability concerns and perceptions of drivers regarding autonomous driving capabilities and solutions. There is a risk that these challenges will not be overcome, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our proprietary technology and intellectual property rights, which could result in the loss of our rights or increased costs.

We depend on a number of proprietary technologies and intellectual property to develop our products. There is a risk that our products and technology infringe the proprietary rights of others, and that third parties may assert infringement claims against us in the future. Additionally, we and our joint ventures license from third parties proprietary technology covered by patents, and there is a risk that any such patents will be challenged, invalidated or circumvented. Such licenses may also be non-exclusive, meaning our competition may also be able to access such technology. Further, we expect to continue to expand our products and services and may expand into new businesses, including through acquisitions, joint ventures and joint development agreements, which could increase our exposure to patent and other intellectual property claims from competitors and other parties. If claims alleging patent, copyright or trademark infringement are brought against us and are successfully prosecuted against us, they could result in substantial costs. If a successful claim is made against us, our business, results of operation and financial condition could be materially adversely affected. In addition, certain of our products utilize components that are developed by third parties and licensed to us or our joint ventures. If claims alleging patent, copyright or trademark infringement are brought against such licensors and successfully prosecuted, they could result in substantial costs, and we may not be able to replace the functions provided by these licensors. Alternate sources for the technology currently licensed to us or our joint ventures may not be available in a timely manner, may not provide the same functions as currently provided or may be more expensive than products currently used.

We may develop proprietary information through our in-house research and development efforts, consulting arrangements or research collaborations with other entities or organizations. There is a risk that our attempts to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions, with our employees, consultants, contractors, scientific advisors and third parties are unsuccessful. Even if agreements are entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. If we develop an increasing amount of our intellectual property through collaborations and development agreements, more of the technology we depend on could be subject to risks related to protecting these rights. Any of the risks related to our proprietary technology described above could have a material adverse effect on our business, results of operations and financial condition.

The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model for which we are a significant supplier could reduce our sales and harm our profitability.

A number of our customer contracts require us to supply a customer’s annual requirements for a particular vehicle model and assembly facilities, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally four to seven years. These contracts are often subject to renegotiation, sometimes as frequent as on an annual basis, which may affect product pricing, and generally may be terminated by our customers at any time. Therefore, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or brand for which we are a significant supplier could reduce our sales and harm our profitability.

We may incur material losses and costs as a result of product liability, warranty and recall claims that may be brought against us or our customers.

We face risks related to product liability claims, warranty claims and recalls in the event that any of our products actually or allegedly are defective, fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We may not be able to anticipate all of the possible performance or reliability problems that could arise with our products after they are released to the market. Additionally, increasing regulation and reporting requirements regarding potentially defective products, particularly in the U.S., may increase the possibility that we become involved in additional product liability or recall investigations or claims. There is a risk that our product liability and product recall insurance will not provide adequate coverage against potential claims, such insurance is available in the appropriate markets or that we will be able to obtain such insurance on acceptable terms in the future. There is also a risk that Autoliv or one of our customers may be unable or unwilling to indemnify us for product liability, warranty or recall claims although they are contractually obligated to do so or we may be required to indemnify Autoliv or such customer for such claims, which may significantly increase our exposure and potential loss with respect to any such claims. There is a risk that our current and future investments in our engineering, design, and quality infrastructure will be insufficient and that our products could suffer from defects or other deficiencies or that we will experience material warranty claims or additional product recalls. In the future, we could experience additional material warranty or product liability losses and incur significant costs to process and defend these claims.

Escalating pricing pressures from our customers may adversely affect our business.

The automotive industry has experienced increasingly aggressive pricing pressure from customers for many years. This trend is partly attributable to the major automobile manufacturers’ strong purchasing power. As an automotive component manufacturer, we may be expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for engineering work. Price reductions may impact our sales and profit margins. Our future profitability will depend upon, among other things, our ability to continuously reduce our cost per unit and maintain our cost structure. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive safety systems. If we are unable to offset continued price reductions, these price reductions could have a material adverse effect on our business, results of operations and financial condition.

We could experience disruption in our supply or delivery chain, which could cause one or more of our customers to halt or delay production.

We, as with other component manufactures in the automotive industry, ship our products to customer vehicle assembly facilities throughout the world on a “just-in-time” basis in order for our customers to maintain low inventory levels. Our suppliers (external suppliers as well as our own production sites) use a similar method in providing raw materials to us. This “just-in-time” method makes the logistics supply chain in our industry very complex and vulnerable to disruptions. Disruptions in our supply chain, such as large recalls or field actions impacting our suppliers, facility closures, strikes, electrical outages, natural disasters or other logistical or mechanical failures, could inhibit our ability to timely deliver on orders. We may experience disruptions if there are delays in customs processing, including if we are unable to obtain government authorization to export or import certain of materials. When we fail to timely deliver, we may have to absorb our own costs for identifying and resolving the ultimate problem as well as expeditiously producing and shipping replacement components or products. Generally, we must also carry the costs associated with “catching up,” such as overtime and premium freight.

Additionally, if we are the cause of a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be very significant and may include consequential losses such as lost profits. Where a customer halts production because of another supplier failing to deliver on time, we may not be fully compensated, if at all. Thus, any such supply chain disruptions could severely impact our operations and/or those of our customers and force us to halt production for prolonged periods of time which could expose us to material claims for compensation and have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with the development and implementation of new manufacturing process technology.

We may not be successful or efficient in developing or implementing new production processes. We are continually engaged in the transition from our existing process to the next-generation process technology. This consistent innovation involves significant expense and carries inherent risks, including difficulties in designing and developing next-generation process technologies, development and production timing delays, lower than anticipated manufacturing yields, and product defects and errors. Production issues can lead to increased costs and may affect our ability to meet product demand, which could have a material adverse effect on our business, results of operations and financial condition.

Work stoppages or other labor issues at our customers’ facilities or at our facilities could adversely affect our operations.

Because the automotive industry relies heavily on “just-in-time” delivery of components during the assembly and manufacture of vehicles, a work stoppage at one or more of our facilities could have material adverse effects on the business. Similarly, if any of our customers were to experience a work stoppage, that customer may halt or limit the purchase of our products, or a work stoppage at another supplier could interrupt production at one of our customers’ facilities which would have the same effect. A work stoppage at one or more of our facilities or our customers’ facilities could cause us to shut down production facilities supplying these products, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in the source, cost, availability of and regulations pertaining to raw materials and components may adversely affect our profit margins.

Our business uses a broad range of raw materials and components in the manufacture of our products, many of which are generally available from a number of qualified suppliers. Our industry may be affected from time to time by limited supplies or price fluctuations of certain key components and materials. Price fluctuations may intensify or occur with greater frequency as demand for our principal raw materials and components is significantly impacted by demand in emerging markets. Commercial negotiations with our customers and suppliers may not offset the adverse impact of higher raw material, energy and commodity costs. Even where we are able to pass price increases along to our customer, there may be a lapse of time before we are able to do so such that we must absorb the cost increase. Some of our suppliers may not be able to handle the volatility in commodity costs, which could cause them to experience supply disruptions resulting in delivery or production delays by our suppliers. Risks associated with the cost and availability of raw materials and components could have a material adverse effect on our business, results of operations and financial condition.

The SEC requires companies that manufacture products containing certain minerals and their derivatives that are, known as “conflict minerals,” originating from the Democratic Republic of Congo or adjoining countries to diligence and report the source of such materials. There are significant consequences associated with complying with these requirements, including diligence efforts to determine the sources of conflict minerals used in our products, changes to our processes or supplies as a result of such diligence and our ability to source “conflict free” materials. Accordingly, these rules could have a material adverse effect on our business, results of operations and financial condition.

Our business could be materially and adversely affected if we lost our largest customers or if they were unable to pay their invoices.

We are dependent on a few large customers with strong purchasing power. Business with any given customer is typically split into several contracts (either on the basis of one contract per vehicle model or on a broader platform basis). The loss of business from our major customers (whether by lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business) could have a material adverse effect on our business, results of operations and financial condition.

Customers may put us on a “new business hold,” which would limit our ability to quote or be awarded all or part of their future vehicle contracts if quality or other issues arise in the vehicles for which we were a supplier. Such new business holds range in length and scope and are generally accompanied by a certain set of remedial conditions that must be met before we are eligible to bid for new business. Meeting any such conditions within the prescribed timeframe may require additional Company resources. A failure to satisfy any such conditions may have a materially adverse impact on our financial results in the long term. Additionally, we have no fixed volume commitments from our customers. Thus, even if we have won a bid for business from a customer there are no guaranteed purchase volumes.

There is a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer would enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely that we will be forced to record a substantial loss.

Our inability to effectively manage the timing, quality and costs of new program launches could adversely affect our financial performance.

To compete effectively in the automotive supply industry, we must be able to launch new products to meet our customers’ timing, performance and quality standards. Certain state of the art products we launch may need to be developed on an especially accelerated time frame for speed-to-market. There is a risk that we will not be able to install and certify the equipment needed to produce products for new programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production for such new programs will not impact production rates or other operational efficiency measures at our facilities. In addition, there is a risk that our customers will not execute on schedule the launch of their new product programs, for which we might supply products. Additionally, as a “Tier 1” automotive supplier (meaning a company that supplies directly to the automobile manufacturers), we must effectively coordinate the activities of numerous suppliers in order to launch programs successfully. Given the complexity of new program launches, especially involving new and innovative technologies, we may experience difficulties managing product quality, timeliness and associated costs. In addition, new program launches require a significant ramp up of costs; however, the sales related to these new programs generally are dependent upon the timing and success of the introduction of new vehicles by our customers. Our inability to effectively manage the timing, quality and costs of these new program launches could have a material adverse effect on our business, results of operations and financial condition.

Changes in our product mix may impact our financial performance.

We sell products that have varying profit margins. Our financial performance can be impacted depending on the mix of products we sell during a given period. Our earnings guidance and estimates assume a certain geographic sales mix as well as a product sales mix. There is a risk that the mix of offerings by our customers and demand for such offerings could have an unfavorable impact on revenue. If actual results vary from this projected geographic and product mix of sales, our results of operations and financial condition could be materially adversely affected.

We may be involved from time to time in legal proceedings and our business may suffer as a result of adverse outcomes of future legal proceedings.

We may be from time to time involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value added tax (VAT) disputes and employment and tax issues. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. There is a risk that claims may be asserted against us and their magnitude may remain unknown for long periods of time. These types of lawsuits could require significant management time and attention and a substantial legal liability or adverse regulatory outcome and the substantial expenses to defend the litigation or regulatory proceedings may have a material adverse effect on our customer relationships, business prospects, reputation, operating results, cash flows and financial condition. There is a risk that such proceedings and claims will have a material adverse impact on our profitability and consolidated financial position or that our established reserves or our available insurance will be adequate to mitigate such impact.

We may have exposure to greater than anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. As a multinational corporation, we are subject to tax in multiple U.S. and foreign tax jurisdictions. Our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities, and we are currently undergoing a number of investigations, audits and reviews by taxing authorities throughout the world. Any adverse outcome of any such audit or review could have a negative effect on our business and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. There is a risk that our established reserves, which are based on assumptions and estimates that we believe are reasonable to cover such eventualities, may prove to be insufficient. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated (or by the incurrence of losses) in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

We compete in a market that involves rapidly changing technological and other developments, which requires us to attract and employ a workforce with broad expertise and intellectual capital. Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract, develop and retain other qualified personnel, particularly engineers and other employees with software and technical expertise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.

A prolonged recession and/or a downturn in our industry could adversely affect our business and require us to seek additional sources of financing to continue our operations, which may not be available to us or be available only on materially different terms than what has historically been available.

Our ability to generate cash from our operations is highly dependent on regional and global economic conditions, automotive sales and LVP. A prolonged downturn in or uncertainty relating to global or regional economic conditions, a downturn in the automotive industry or LVP are conditions that could adversely impact our business. Such adverse impacts could require us to shut down plants or result in impairment charges, restructuring actions or changes in our valuation allowances against deferred tax assets, which could be material to our financial condition and results of operations. If global economic conditions deteriorate or economic uncertainty increases, our customers and potential customers may experience deterioration of their businesses, which may result in the delay or cancellation of plans to purchase our products.

A prolonged downturn in global economic conditions or LVP would likely result in us experiencing a significantly negative cash flow. Similarly, if cash losses for customer defaults rise sharply, we would experience a negative cash flow. Such negative cash flow could result in our having insufficient funds to continue our operations unless we can procure external financing, which may not be possible. These risks could be exacerbated by instability in the global credit markets and global economic pressure. If external financing is unavailable to us when necessary, we may have insufficient funds to continue our operations.

Impairment charges relating to our assets, goodwill and other intangible assets could adversely affect our financial performance.

If one or more of our customers’ facilities cease production or decrease their production volumes, the assets we carry related to our facilities serving such customers may decrease in value because we may no longer be able to utilize or realize them as intended. Where such decreases are significant, such impairments may have a materially adverse impact on our financial results. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance and especially the cash flow performance of these goodwill assets, adverse market conditions and adverse changes in applicable laws or regulations. If there are changes in these circumstances or the other variables associated with the estimates, judgments and assumptions relating to the valuation of goodwill, when assessing the valuation of our goodwill items, we may determine that it is appropriate to write down a portion of our goodwill or intangible assets and record related non-cash impairment charges. In the event that we determine that we are required to write-down a portion of our goodwill items and other intangible assets and thereby record related non-cash impairment charges, our business, results of operations and financial condition could be materially adversely effected.

For example, in the fourth quarter of 2017, Veoneer recognized an impairment charge of $234 million, pre-tax, which represented the full goodwill amount related to ANBS. The impairment loss was due to a lower than originally anticipated sales development in ANBS. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We face risks related to our defined benefit pension plans and employee benefit plans, including the need for additional funding as well as higher costs and liabilities.

Our defined benefit pension plans or employee benefit plans may require additional funding or give rise to higher related costs and liabilities which, in some circumstances, could reach material amounts and negatively affect our results of operations. We are required to make certain year-end assumptions regarding our pension plans. Our pension obligations are dependent on several factors, including factors outside our control such as changes in interest rates, the market performance of the diversified investments underlying the pension plans, actuarial data and adjustments and an increase in the minimum funding requirements or other regulatory changes governing the plans. Adverse equity market conditions and volatility in the credit market may have an unfavorable impact on the value of our pension assets and our future estimated pension liabilities. Internal factors such as an adjustment to the level of benefits provided under the plans may also lead to an increase in our pension liability. There are also uncertainties as Veoneer settles certain benefit plan relationships with Autoliv. If these or other internal and external risks were to occur, alone or in combination, our required contributions to the plans and the costs and net liabilities associated with the plans could increase substantially and have a material effect on our business.

Increases in IT security threats, the sophistication of computer crime and our reliance on global data centers could expose our systems, networks, solutions and services to risks.

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology and telecommunications systems. If we experience a problem with the functioning of an important IT system or a security breach or cyberattack of our IT systems, the resulting disruption could adversely affect our business. We and certain of our third-party vendors collect and store personal information in connection with human resources operations and other aspects of our business. The secure operation of these information technology networks and systems and the proper processing and maintenance of this information are critical to our business operations.

Disruptions and attacks on our IT systems could result in the leakage of our or our customers’ confidential information, including our financial data and intellectual property, improper use of our systems and networks, manipulation and destruction of data, production downtimes and both internal and external supply shortages, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide or maintain some of our IT systems, data centers and related services and do not exercise direct control over these systems. There is a risk that security measures implemented at our own and at third party locations may not be sufficient and that our IT systems, data centers and cloud services are vulnerable to disruptions, including those resulting from natural disasters, cyberattacks or failures in third party-provided services. Cyberattacks have become increasingly frequent, sophisticated and globally widespread and could target software embedded in our products. Embedded software code could be compromised during software development or manufacturing processes or within the car itself. Cyberattacks on our products within the car can lead to malfunction or complete damage of the products, which could result into loss of control of the car and its safety features. To the extent that any disruption or security breach results in a misappropriation, loss or damage to our data, or an inappropriate disclosure of our confidential information or our customer’s information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against us and ultimately harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our business is exposed to risks inherent in international operations.

We currently conduct operations in various countries and jurisdictions, including locating certain of our manufacturing and distribution facilities internationally, which subjects us to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. International sales and operations subject us to certain risks inherent in doing business abroad, including exposure to local economic and political conditions, foreign tax consequences, issues with enforcing legal agreements, currency controls, imposition of tariffs, and preferences of foreign nations for domestically manufactured products. These risks could have a material adverse effect on our business, results of operation and financial condition.

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes broad and complex changes to the Code, including, inter alia, reducing the U.S. federal corporate income tax rate from 35% to 21%, creating new taxes on certain foreign sourced earnings and a new minimum tax calculated on certain U.S. outbound payments. We are still waiting on guidance from the U.S. Treasury Department, based on the statutory language, and it is therefore a risk that such changes will have an adverse effect on our business, results of operations of financial condition. Changes in tax laws or policies by foreign jurisdictions could result in a higher effective tax rate on our worldwide earnings and such change could have a material adverse effect on our business, results of operations and financial condition.

In addition, the current U.S. administration has created uncertainty about the future relationship between the U.S. and certain of its trading partners, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the U.S. and other nations. Policy change or continued uncertainty could depress economic activity and restrict our access to suppliers or customers and could have a material adverse effect on our business, results of operations and financial condition.

Our business in China is subject to aggressive competition and is sensitive to economic and market conditions.

We operate in the highly competitive automotive supply market in China and face competition from both international and smaller domestic manufacturers. We anticipate that additional competitors, both international and domestic, may seek to enter the Chinese market resulting in increased competition. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. If we are unable to maintain our position in the Chinese market, the pace of growth slows or vehicle sales in China decrease, our business, results of operations and financial condition could be materially adversely effected.

We are exposed to exchange rate risks.

We have currency exposures related to buying, selling and financing in currencies other than the local currencies of the countries in which we operate. We are particularly vulnerable to a strong U.S. dollar as certain raw materials and components are sourced in U.S. dollars while sales are also currently in other currencies, like the Euro. Our risks include:

•	transaction exposure, which arises because the cost of a product originates in one currency and the product is sold in another currency;

•	revaluation effects, which arise from valuation of assets denominated in other currencies than the reporting currency of each unit;

•	translation exposure in the income statement, which arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars;

•	translation exposure in the balance sheet, which arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars; and

•	changes in the reported U.S. dollar amounts of cash flows.

For example, in 2017 the Company’s gross transaction exposure was approximately $0.8 billion, with a net exposure of $0.6 billion due to counter-flows. The four largest net exposures were the purchase of U.S. Dollar against Korean Won, sale of Euro against Swedish Krona, purchase of U.S. Dollar against Chinese Renminbi and purchase of U.S. Dollar against Canadian Dollar. Together these currency pairs accounted for approximately 56% of the Company’s net currency transaction exposure. These exchange rate risks could have a material adverse effect on our business, results of operations and financial condition.

We face risks in connection with identifying, completing and integrating acquisitions.

Our business’s growth has been enhanced through strategic opportunities, including acquisitions of businesses, products and technologies, and joint development agreements. We may continue to identify and engage in strategic opportunities. We may not be able to successfully identify suitable acquisition candidates or complete transactions on acceptable terms, integrate acquired operations into our existing operations or expand into new markets. Our failure to identify suitable strategic opportunities may restrict our ability to grow our business. These strategic opportunities also involve numerous additional risks to us and our investors, including risks related to retaining acquired management and employees, difficulties in integrating the acquired technology, products, operations and personnel with our existing business, assumption of contingent liabilities, and potentially adverse financial impact of acquisitions. Consequently, there is a risk that the acquisitions and other transactions may not result in revenue growth, operational synergies or service or technology enhancements, which could have a material adverse effect on our business, results of operations and financial condition.

Risks associated with joint venture partnerships and other collaborations may adversely affect our business and financial results.

Certain of our operations are currently conducted through joint ventures and joint development agreements, and we may enter into additional joint ventures and collaborations in the future. We conduct certain research and product development in collaboration with other companies and organizations. Our joint venture and collaboration partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the joint venture. Disagreements with our business partners may impede our ability to maximize the benefits of our partnerships. We may have difficulty resolving disputes with or claims against our joint venture partners, which could lead to us bearing liability for claims that we are not responsible for. Our research and development collaborations may not be successful in developing the intended product or technology. We may decide or be required to pay certain costs or make capital investments to fund the operations of our joint ventures. Our joint venture partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may fulfill those obligations alone to ensure the ongoing success of a joint venture or dissolve and liquidate a joint venture. Our interest in a joint venture may be subject to contractual and other limitations and we may be required to seek our partner’s consent to take certain actions with respect to the joint venture or collaboration. The spin-off and related transactions may require us to obtain the consent of certain of our strategic partners pursuant to our agreements with them. Failure to obtain any required consents could jeopardize the continued existence of our joint ventures or strategic collaborations. The above risks, if realized, could have a material adverse effect on our business, results of operations and financial condition.

We are uncertain whether we will be able to obtain the consent of Nissin Kogyo, our ANBS joint venture partner, with respect to the spin-off.

In the case of a change-in-control of one party, the joint venture agreement governing ANBS provides the other party with a right to purchase the other party’s interest in the joint venture or sell its interest to the other party. The spin-off will result in a change-in-control of Veoneer, which will allow our ANBS joint venture partner, Nissin Kogyo, to have the right to purchase our equity interest in ANBS. If this occurs, the joint venture agreement would terminate and our ANBS joint venture would be dissolved. We have asked Nissin Kogyo to agree to refrain from exercising this right and consent to our change-in-control, but Nissin Kogyo has not yet provided its consent or agreement to refrain from exercising its right and we are uncertain whether it will. The loss of our equity interests in ANBS or the termination of ANBS could have a material adverse effect on our business, results of operations and financial condition.

If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired.

We have developed a considerable amount of proprietary technology related to automotive safety systems and rely on a number of patents to protect such technology. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. In addition to our in-house research and development efforts, we may seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements.

Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. If we are not able to protect our patents, trademarks, or other intellectual property and our proprietary rights and technology against infringement and unauthorized use we could lose those rights and incur substantial costs policing and defending those rights. We also generate license revenue from these patents, which we may lose if we do not adequately protect our intellectual property and proprietary rights. Our means of protecting our intellectual property, proprietary rights and technology may not be adequate, and our competitors may independently develop technologies that are similar or superior to our proprietary technologies, duplicate our technologies, or design around the patents we own or license. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the U.S. If we cannot protect our proprietary technology, we could experience a material adverse effect on our business, results of operations and financial condition.

We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers. We currently license certain proprietary technology to third parties and, if such technology becomes obsolete or less attractive, those licensees could terminate our license agreements, which could adversely affect our results of operations. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to be competitive. There is a risk that we will not be able to achieve the technological advances that may be necessary for us to be competitive or that certain of our products will become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. As part of our business strategy, we may from time to time seek to acquire businesses or assets that provide us with additional intellectual property. We may experience problems integrating acquired technologies into our existing technologies and products, and such acquired intellectual property may be subject to known or contingent liabilities such as infringement claims. These risks could have a material adverse effect on our business, results of operations and financial condition.

The sale of our active safety products is determined, in part, by consumer acceptance of these technologies. If the rate of consumer acceptance of active safety technology slows or decreases, our business, results of operations and financial condition would be adversely affected.

Our future operating results are dependent on consumer acceptance and adoption of active safety technologies. Market acceptance of active safety technology depends upon many factors, including regulatory requirements and safety standards, cost and driver preferences. If consumer acceptance of active safety technologies does not increase, sales of our products could also be adversely affected.

Some of our products and technologies may use “open source” software, which may restrict how we use or distribute our products or require that we release the source code of certain products subject to those licenses.

Some of our products and technologies may incorporate software licensed under so-called “open source” licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software in such a way with open source software, we could be required to release the source code of our proprietary software. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. If these risks materialize, they could have a material adverse effect on our business, results of operations and financial condition.

Our business may be adversely affected by laws or regulations, including international, environmental, occupational health and safety or other governmental regulations.

We are subject to various federal, state, local and foreign laws and regulations, including those related to the requirements of environmental, occupational health and safety, financial and other matters. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our, operating results, cash flows and financial condition. Our operations are subject to environmental and safety laws and regulations governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The operation of automotive parts manufacturing facilities entails risks in these areas, and there is a risk that we will incur material costs or liabilities as a result. Additionally, environmental laws, regulations, and permits and the enforcement thereof change frequently and have tended to become increasingly stringent over time, which may necessitate substantial capital expenditures or operating costs or may require changes of production processes.

Due to our global operations, we are also subject to many laws governing our activities in other countries (including, but not limited to, the Foreign Corrupt Practices Act, and other anti-bribery regulations in foreign jurisdictions where we do business, and the U.S. Export Administration Act), which prohibit improper payments to government officials and restrict where and how we can do business, what information or products we can supply to certain countries and what information we can provide to authorities in governmental authorities.

There is a risk that our policies and procedures will not protect us from the reckless acts of our employees or representatives, particularly in the case of recently acquired operations that may not have significant training in applicable compliance policies and procedures. Any costs, liabilities, and obligations that we incur relating to such regulations could have a material adverse effect on our business, results of operations and financial condition.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are a key driver in our business. Historically, these regulations have imposed ever more stringent safety regulations for vehicles. Safety regulations have a positive impact on driver awareness and acceptance of active safety products and technology. These more stringent safety regulations often require vehicles to have more safety content per vehicle and more advanced safety products, including active safety technology, which has thus been a driver of growth in our business.

These regulations are subject to change based on a number of factors that are not within our control, including new scientific or medical data, adverse publicity regarding autonomous vehicles or technology, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations in response to these and other considerations could have a severe impact on our business. If government priorities shift and we are unable to adapt to changing regulations, our business may suffer material adverse effects. The regulatory obligation of complying with safety regulations could increase as federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in our industry.

The regulatory obligation of complying with safety regulations could increase as federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls, safety issues and product innovations in our industry. In the U.S., we are subject to the existing Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act, which requires manufacturers to comply with “Early Warning” requirements by reporting to the National Highway Traffic Safety Administration (“NHTSA”) information related to defects or reports of injury related to their products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with federal motor vehicle safety standards. The U.S. Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems.

As our technologies advance and develop beyond traditional automotive products, we may be subject to regulatory regimes beyond traditional vehicle safety rules and requirements. As a result, we may not identify all regulatory licenses or permits required for our products, or our products may operate beyond the scope of the licenses and permits we have obtained. Failing to obtain the required licenses, permits or other regulatory authorizations could result in investigations, fines or other penalties or proceedings. If any of the regulatory risks described above materialized, they could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Spin-Off

The spin-off may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the spin-off from Autoliv. We expect to incur expenses in connection with the spin-off and any delays in the anticipated completion of the distribution may increase these expenses. Unanticipated developments could delay or negatively affect the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock and SDRs on a trading market, obtaining the tax opinion regarding the tax-free nature of the spin-off and receiving any required regulatory approvals. In addition, Autoliv’s board of directors may, in its absolute and sole discretion, decide at any time prior to the consummation of the spin-off not to proceed with the spin-off. Therefore, there is a risk that the spin-off will not be completed. Until the consummation of the spin-off, Autoliv’s board of directors will have the sole and absolute discretion to determine and change the terms of the spin-off, including the establishment of the common stock record date and distribution date or the waiver by Autoliv in its absolute and sole discretion of any conditions.

We have no history of operating as an independent, stand-alone company, and our historical and pro forma financial information and forecasts may not be representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical information in this information statement refers to our business as operated by and integrated with Autoliv. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Autoliv. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below.

Prior to the spin-off, our business has been operated by Autoliv as part of its broader corporate organization, rather than as an independent company. Autoliv or one of its affiliates performed various corporate functions for us, such as legal, accounting, treasury, internal auditing, and human resources and also provided our IT and other corporate infrastructure. Our historical and pro forma financial results reflect allocations of corporate expenses from Autoliv for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the spin-off, our costs related to such functions previously performed by Autoliv are expected to increase. Autoliv will provide some of these functions to us pursuant to a transition services agreement, as described in “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off.” We will need to make investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after our spin-off from Autoliv. These initiatives to develop our independent ability to operate without access to Autoliv’s existing operational and administrative infrastructure will have a cost to implement. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline.

Other significant changes may occur in our cost structure, management, financing and business operations, as compared to the past financial performance of our business, as a result of operating as a company separate from Autoliv. These risks could, individually or in the aggregate, have a material adverse effect on our business, results of operations and financial condition.

Our ability to meet our capital needs may be harmed by the loss of financial support from Autoliv and it may be more difficult for us to obtain financing following the spin-off.

The loss of financial support from Autoliv could harm our ability to meet our capital needs. Autoliv can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities. Prior to the spin-off, Autoliv intends to contribute cash that will fund our operations for approximately four years following the spin-off. There is a risk that Autoliv will not be able to obtain sufficient cash to fund our operations.

After the spin-off, we expect to obtain any funds needed in excess of the amounts contributed by Autoliv and generated by our operating activities through the capital markets, bank financing, strategic relationships or other arrangements. After the completion of the spin-off, the cost of capital for us will be higher than Autoliv’s cost of capital prior to the spin-off. Given the smaller relative size of our company, as compared to Autoliv after the spin-off, we may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred as a part of Autoliv. As a stand-alone company, the cost of our financing also will depend on other factors such as our performance and financial market conditions generally. Further, there is a risk that we will not be able to obtain capital market financing or credit on favorable terms, or at all, in the future. There is a risk that our ability to meet our capital needs, including servicing our own debt, will be harmed by the loss of financial support from Autoliv, which could have a material adverse effect on our business, results of operations and financial condition.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a segment of Autoliv.

Currently, our business is integrated with the other businesses of Autoliv. Thus, we have been able to use Autoliv’s size and purchasing power in procuring various goods and services and have shared economies of scope and scale in costs, employees, supplier relationships and customer relationships. Following the spin-off, we will be a smaller and less diversified company than Autoliv, and will not have access to financial and other resources comparable to those of Autoliv prior to the spin-off. As a stand-alone company, we may not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. The transition agreements we will enter into with Autoliv may not fully capture the benefits we have enjoyed as a result of being integrated with Autoliv and may result in us paying higher amounts than in the past for these services. As a stand-alone company, we may be unable to obtain goods and services at the prices and terms obtained prior to the spin-off, which could decrease our overall profitability. This could have a material adverse effect on our business, results of operations and financial condition following the completion of the spin-off.

The combined post-spin-off value of Autoliv and our common stock may not equal or exceed the pre-spin-off value of Autoliv common stock.

As a result of the distribution, Autoliv expects the trading price of Autoliv common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect the value of the Electronics business held by us. There is a risk that the aggregate market value of the Autoliv common stock and our common stock following the spin-off may be higher or lower than the market value of Autoliv common stock immediately prior to the spin-off.

We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. We may not achieve these benefits for a variety of reasons, including, among others:

•	the actions required to separate Veoneer and Autoliv’s respective businesses could disrupt our and Autoliv’s operations;

•	certain costs and liabilities that were otherwise less significant to Autoliv as a whole will be more significant for us and Autoliv as stand-alone companies;

•	the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	we will incur costs in connection with the transition to being a stand-alone public company that will include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning Autoliv personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems;

•	following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Autoliv;

•	following the spin-off, our business will be less diversified than Autoliv’s business prior to the spin-off; and

•	the other actions required to separate the companies’ respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be materially adversely effected.

We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

The spin-off is conditioned on the receipt of an opinion of Autoliv’s tax counsel to the effect that the distribution of our common stock, together with certain related transactions, should qualify as a transaction that is tax-free under Sections 368(a)(1)(D) and 355 of the Code. The opinion will be based on and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Autoliv and the Company, including those relating to the past and future conduct of Autoliv and the Company. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if Autoliv or the Company breach any of their respective covenants in the spin-off documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. Notwithstanding the opinion of counsel, the IRS could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if the IRS determines that any of these representations, assumptions, or undertakings upon which such opinion was based are incorrect or have been violated or if the IRS disagrees with the conclusions in the opinion of counsel. An opinion of counsel is not binding on the IRS or any court and there is a risk that the IRS not challenge the conclusions reached in the opinion. The IRS will not provide any opinion in advance of the spin-off that our proposed transaction will be tax-free.

If the distribution, together with certain related transactions, failed to qualify as a transaction that is generally tax-free under Sections 368(a)(1)(D) and 355 of the Code, Autoliv would recognize taxable gain as if it had sold our common stock in a taxable sale for its fair market value, Autoliv stockholders who receive our common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares, and we could incur significant liabilities. For more information, please refer to “Material U.S. Federal Income Tax Consequences.” In addition, if the spin-off is not tax-free, Veoneer would be responsible for tax liabilities as allocated by the Tax Matters Agreement. See “Certain Relationships and Related Persons Transactions–Agreements with Autoliv Related to the Spin-Off–Tax Matters Agreement.”

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the distribution will be taxable to Autoliv if there are (or have been) one or more acquisitions (including issuances) of our stock or the stock of Autoliv, representing 50% or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability would be substantial, and under U.S. Treasury regulations, each member of the Autoliv group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. federal income tax liability.

We will agree to not enter into certain transactions that could cause any portion of the spin-off to be taxable to Autoliv, including under Section 355(e) of the Code. Pursuant to the Tax Matters Agreement, we also will agree to indemnify Autoliv for any tax liabilities resulting from such transactions or other actions we take, and Autoliv will agree to indemnify us for any tax liabilities resulting from transactions entered into by Autoliv. These obligations may discourage, delay or prevent a change of control of our company, which could have a materially adverse effect on our business. For additional details, see “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off—Tax Matters Agreement.”

The distribution of shares to stockholders of Autoliv that are tax resident in Sweden may result in taxation on the received dividend.

Unless waived by Autoliv, the spin-off is conditioned on the receipt of advice from our Swedish tax advisors that the distribution of our common stock should be tax exempt under the “Lex - ASEA rule.” This advice is not binding on the Swedish Tax Agency (Skatteverket). Accordingly, the Swedish Tax Agency may reach conclusions with respect to the spin-off that are different from the conclusions reached in the advice from our tax advisors. This advice will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter the conclusions.

If the distribution fails to be tax exempt under the “Lex - ASEA rule,” individuals and limited liability companies that are stockholders in Autoliv would be subject to Swedish tax on the receipt of stock as a taxable dividend. If the distribution is taxable, for individuals, all capital income such as dividends and capital gains are taxed in the capital income category subject to a 30 percent tax rate. For limited liability companies all income, including taxable capital gains and dividends, is generally taxed as income from business operations at a rate of 22 percent. Stockholders other than individuals and limited liability companies would be subject to tax depending on, inter alia, the legal and tax characteristics of the stockholder from a Swedish perspective. Neither Autoliv nor we should be subject to tax even if the “Lex - ASEA rule” does not apply. For more information, please refer to “Material Swedish Tax Consequences.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and distribution.

Our financial results previously were included within the consolidated results of Autoliv. Thus, we were not directly subject to reporting and other requirements of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for fiscal year 2019, we will be required to fully comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. These reporting and other obligations may place significant demands on management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. We may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff due to these requirements. It is likely we will incur additional annual expenses for the purpose of addressing these requirements. If we are unable to implement these systems and processes in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and financial condition.

We could incur substantial additional costs and experience temporary business interruptions as we install and implement our information technology infrastructure and transition our data to our own systems.

In connection with the spin-off, we will install and implement information technology infrastructure to support certain of our business functions, including accounting and reporting, manufacturing process control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Autoliv’s existing transactional and operational systems, data centers and the transition services that support these functions as we replace these systems. We may not be successful in implementing our new systems and transitioning data, and may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and replaces Autoliv’s information technology services, or our failure to implement the new systems and replace Autoliv’s services successfully, and any substantially higher costs could disrupt our business and have a material adverse effect on our business, financial condition and results of operations.

Autoliv may fail to perform under various agreements that have or will be executed in connection with the spin-off.

In connection with the internal reorganization and spin-off, we will enter into a Master Transfer Agreement, Distribution Agreement and Transition Services Agreement with Autoliv and will also enter into various other agreements, including a Tax Matters Agreement and an Employee Matters Agreement. The Master Transfer Agreement, the Distribution Agreement and the Tax Matters Agreement and the Employee Matters Agreement will determine the allocation of assets and liabilities between the companies following the completion of the spin-off and will include any necessary indemnifications related to liabilities and obligations. The Transition Services Agreement will provide for the performance of certain services by each company for the benefit of the other for a limited period of time after the internal reorganization and the spin-off, as applicable. We will rely on Autoliv to satisfy its performance and payment obligations under these agreements. If Autoliv is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

We may fail to have the necessary systems, services, and assets in place at the necessary time.

Historically, we have relied on financial, administrative and other resources of Autoliv to operate our business. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Autoliv currently provides to us and/or will provide to us under the Transition Services Agreement. However, we may not be successful in timely implementing these systems and services or in transitioning from Autoliv’s systems to our own systems, and may pay more for such systems and services that we currently pay or that we will pay under the Transition Services Agreement. For a more detailed description, see “Certain Relationships and Related Persons Transactions—Transition Services Agreement” The

services provided under the Transition Services Agreement may not be sufficient to meet our actual needs. In addition, we may face difficulty in separating our assets from those of Autoliv and acquiring assets and resources necessary to operate our business. Any failure or significant downtime in our administrative or other systems, or lack of necessary assets and resources, could have a material adverse effect on our business, results of operations and financial condition.

The spin-off may result in disruptions to, and negatively impact our relationships with, our customers, prospective customers and other business partners.

Uncertainty related to the proposed spin-off may lead customers and other parties with which we currently do business or may do business in the future to terminate or attempt to negotiate changes in our existing business relationships, or cause them to consider entering into business relationships with parties other than us. These disruptions could have a material adverse effect on our business, results of operations and financial condition. The effect of such disruptions could be exacerbated by any delays in the completion of the spin-off.

Moreover, some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, results of operations and financial condition.

Potential indemnification liabilities to Autoliv or a refusal of Autoliv to indemnify us pursuant to the Distribution Agreement could materially adversely affect us.

The Distribution Agreement with Autoliv will provide for, among other things, the principal corporate transactions required to effect the distribution, certain conditions to the distribution and provisions governing the relationship between us and Autoliv with respect to and resulting from the completion of the spin-off. The Distribution Agreement will also provide for indemnification obligations designed to make the Company financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the completion of the internal reorganization, as well as those obligations of Autoliv assumed by us pursuant to the Master Transfer Agreement; provided, however, certain warranty, recall and product liabilities for Electronics products manufactured prior to the completion of the internal reorganization will be retained by Autoliv and Autoliv will indemnify us for any losses associated with such warranty, recall or product liabilities. If we are required to indemnify Autoliv under the circumstances set forth in the Distribution Agreement, we may be subject to substantial liabilities. See “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off.”

We may be unable to take certain actions after the spin-off because such actions could jeopardize the tax-free status of the spin-off, and such restrictions could be significant.

To preserve the tax-free treatment of the spin-off, for the initial two-year period following the spin-off, we are prohibited, except in limited circumstances, from taking or failing to take certain actions that would prevent the spin-off and related transactions from being tax-free, including: (1) entering into any transaction pursuant to which our stock would be acquired, whether by merger or otherwise; (2) issuing any equity securities or securities that could possibly be converted into our equity securities; (3) selling or otherwise disposing of substantially all of our assets; or (4) repurchasing our equity securities. These restrictions may limit our ability to issue equity and to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. In addition, if we take, or fail to take, actions that prevent the spin-off and related transactions from being tax-free, we could be liable for the adverse tax consequences resulting from such actions. For a more detailed description, see “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off—Tax Matters Agreement.”

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Autoliv did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Autoliv insolvent or with unreasonably small capital or that Autoliv intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Autoliv or providing Autoliv with a claim for money damages against us in an amount equal to the difference between the consideration received by Autoliv and the fair market value of our company at the time of the spin-off. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Autoliv was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

After the spin-off, certain of our officers and directors may have actual or potential conflicts of interest because of their service as executive officers or directors of Autoliv.

Certain of our directors and officers may own Autoliv common stock and equity awards if they previously served in positions with Autoliv. Following the spin-off, even though our board of directors will consist of a majority of directors who are independent, some of our directors may continue to have a financial interest in Autoliv common stock and equity awards. Continuing ownership of Autoliv common stock and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest for our directors and officers with prior or continuing positions with Autoliv if we have disagreements with Autoliv about the agreements between us that continue or face decisions that could have different implications for us and Autoliv.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Master Transfer Agreement, the Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement and any other agreements, will be negotiated in the context of our spin-off from Autoliv while we are still part of Autoliv. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our spin-off are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations between Autoliv and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties. There is a risk that we may incur greater costs or be subject to greater potential liability pursuant to our agreements with Autoliv for certain rights and obligations that could have been procured from unaffiliated third parties. See “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off.”

RISKS RELATED TO OUR SECURITIES

Risks Related to Investing in Our Securities

Our board of directors may change significant corporate policies without stockholder approval.

Our financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have a material adverse effect on our business, results of operations, financial condition, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our board of directors. Among other things:

•	although we will not have a stockholder rights plan, our certificate of incorporation would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	we will have a classified board of directors, and any director may be removed only for cause and only by the affirmative vote of at least 75% of the voting power of all the then-outstanding shares of voting stock;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws and our stockholders may only amend our bylaws by the affirmative vote of at least 80% of the voting power of all the then-outstanding shares of voting stock;

•	our certificate of incorporation and bylaws will permit only our board of directors to call special meetings of stockholders;

•	our certificate of incorporation and bylaws will not permit stockholder action by written consent; and

•	our bylaws will establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current or former directors, officers or stockholders

Our certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our stockholders, directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising out of or pursuant to the Delaware General Corporation Law, (iv) the certificate of incorporation or amended and bylaws, or (v) any action asserting a claim government by the internal affairs doctrine. At our first annual meeting of stockholders following the spin-off, we intend to ask our stockholders to vote on whether to keep this provision in our certificate of incorporation. This choice of forum provision may only be amended by the affirmative vote of at least 80% of the voting power of all the outstanding shares of common stock entitled to vote, which may have the effect of making this provision difficult to repeal by our stockholders. Any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provision in our restated certificate of incorporation related to choice of forum. This provision may have the effect of discouraging lawsuits against our directors, officers or employees by limiting our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

There is no current trading market for our common stock. Our common stock distributed in the spin-off will be trading publicly for the first time. We expect that a limited trading market for our common stock, commonly known as a “when-issued” trading market, will develop in the U.S. at least one trading day prior to the common stock record date, and we expect “regular-way” trading of our common stock will begin the first trading day after the distribution date. There is a risk that an active trading market for our common stock will not develop or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of our common stock following the spin-off may be more volatile than the market price of Autoliv common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the automotive markets; and

•	general economic conditions and other external factors.

Future issuances of common stock by us may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Upon consummation of the spin-off, substantially all of the outstanding shares of our common stock will be available for resale in the public market. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

In connection with the spin-off, we expect to adopt an equity incentive plan in which our employees, non-employee directors and other service providers may participate, under which an aggregate of                shares of our common stock will be available for future issuance, plus a number of shares to satisfy equity-based awards that are outstanding under Autoliv’s Amended and Restated Stock Incentive Plan on the distribution date that will be converted into awards that will be exercisable for shares of our common stock. The number of shares subject to such converted awards will be based on a 5-day average closing price before and after the spin-off. The actual number of shares of the Company’s common stock subject to converted awards is therefore not determinable until after the spin-off. See “The Spin-Off—Treatment of Outstanding Equity Awards.” We will file a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity incentive plan. Accordingly, shares registered under such registration statements will be available for sale in the open market.

Your ownership in our stock may be diluted by additional equity issuances.

Your percentage ownership in our common stock could be diluted in the future as a result of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we grant to our directors, officers and employees. Such awards could have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. In addition, our Certificate of Incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common stock.

We have no current plans to pay cash dividends on our common stock, and certain factors could limit our ability to pay dividends in the future.

The declaration, amount and payment of any future dividends on shares of common stock will be at the absolute and sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of indebtedness we or our subsidiaries incur in the future. We have no current plans to pay any cash dividends.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or our industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose viability in the market, which in turn could cause our share price or trading volume to decline.

Risks Related to an Investment in our SDRs

Veoneer SDR holders do not have the same rights as our stockholders.

A Veoneer SDR holder will not have equivalent rights as our holders of common stock, whose rights are governed by U.S. federal law and the Delaware General Corporation Law. The rights of Veoneer SDR holders will be set forth and described in to the General Terms and Conditions for Swedish Depository Receipts in Veoneer (the “General Terms and Conditions”). Although the General Terms and Conditions will generally allow Veoneer SDR holders to vote in general meetings of stockholders or to be entitled to dividends as if they held our shares of common stock directly, the rights of Veoneer SDR holders differ in some instances from the rights of Veoneer stockholders. In particular, Veoneer SDR holders do not have the ability to nominate directors for election or bring proposals before our annual meeting to the extent provided for in our governing documents or by applicable U.S state or federal law. Additionally, Veoneer SDR holders may not be able to enforce their rights under the General Terms and Conditions in relation to their SDRs in the same manner as one of our stockholders could with respect to our shares of common stock under applicable U.S. law.

The trading market for Veoneer SDRs may be limited in the future.

There is no current trading market for Veoneer SDRs. There is a risk that a trading market for Veoneer SDRs will not develop or be sustained in the future. Veoneer SDRs that will be traded in Stockholm are not equivalent to a Swedish security being traded on Nasdaq Stockholm. Specifically, Veoneer SDRs represent shares of a U.S. company and are not themselves shares of stock. The lack of an active trading market may make it more difficult for you to sell your Veoneer SDRs and could lead to the price of Veoneer SDRs being depressed or more volatile.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement contains statements that are not historical facts but rather forward-looking statements. Such forward-looking statements include those that address activities, events or developments that Veoneer or its management believes or anticipates may occur in the future. All forward-looking statements including without limitation, statements regarding management’s examination of historical operating trends and data, estimates of future sales, operating margin, cash flow, effective tax rate or other future operating performance or financial results, the completion and timing of the proposed spin-off, and the expected strategic operational and competitive benefits of the proposed spin-off are based upon our current expectations, various assumptions and/or data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “may,” “likely,” “might,” “would,” “should,” “could,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation: our spin-off from Autoliv and our ability to operate as a stand-alone public company; our ability to achieve the intended benefits from our spin-off with Autoliv; potential business conflicts of interest with Autoliv; changes in light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; changes in general industry and market conditions or regional growth or decline; changes in and the successful execution of our capacity alignment: restructuring and cost reduction initiatives and the market reaction thereto; loss of business from increased competition; higher raw material, fuel and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies; consolidations or restructuring; or divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; market acceptance of our new products; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in pricing negotiations with customers; successful integration of acquisitions and operations of joint ventures; successful implementation of strategic partnerships and collaborations; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation and customer reactions thereto; higher expenses for our pension and other postretirement benefits, including higher funding needs for our pension plans; work stoppages or other labor issues; possible adverse results of future litigation, regulatory actions or investigations or infringement claims; our ability to protect our intellectual property rights; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes impacting or limiting our business; political conditions; dependence on and relationships with customers and suppliers; and other risks and uncertainties identified under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

THE SPIN-OFF

Background and Overview

On December 12, 2017, Autoliv announced its intention to spin off its Electronics segment into an independent, publicly traded company called Veoneer following the completion of a strategic review by its board of directors. In preparation for the spin-off, Autoliv completed the internal reorganization, in which it transferred its Electronics business to us. To complete the spin-off, Autoliv will distribute to its stockholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be                , 2018. Each holder of Autoliv common stock will receive one share of Veoneer common stock for every                    shares of Autoliv common stock held as of the close of business on                 , 2018, the common stock record date. However, if a holder of Autoliv common stock holds shares via a brokerage account and sells shares in the “regular-way” market after the common stock record date and on or before the distribution date, the holder will also be selling the right to receive the shares of our common stock in connection with the spin-off. Each holder of Autoliv SDRs will receive one Veoneer SDR for every                Autoliv SDRs held as of the close of business on                 , 2018, the SDR record date. Autoliv stockholders will receive cash in lieu of any fractional shares of our common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your shares of Autoliv common stock or Autoliv SDRs or take any other action to receive your shares of our common stock or our SDRs in the distribution.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Autoliv has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Autoliv determines, in its absolute and sole discretion, that the spin-off is not then in the best interests of Autoliv or its stockholders or other constituents, that a sale or other alternative is in the best interests of Autoliv or its stockholders or other constituents or that it is not advisable for us to separate from Autoliv at that time. See “—Conditions to the Distribution.”

Reasons for the Spin-Off

Autoliv’s board of directors believes that separating the Electronics business from Autoliv’s passive safety business is in the best interests of Autoliv and its stockholders for a number of reasons, including:

•	Financial Resources. The businesses that Autoliv and we will separately conduct have very different capital needs, and the spin-off will allow each company to raise and invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitating a more efficient allocation of capital. Specifically, the electronics business will no longer have to compete for capital allocation with the passive safety business.

•	Different Independent Strategic Needs. The spin-off will provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the business of the other company, as well as enable each company to use its stock as currency for acquisitions in the same or ancillary businesses. The spin-off will allow each company to adapt more quickly to changing markets and customer expectations and dynamics.

•	Attraction and Retention of Talent. The businesses that Autoliv and we will separately conduct have different risk and reward profiles, which results in different work environments and cultures. The spin-off will allow each company to compete more effectively for the best talent in the space in which it operates by implementing a work environment and culture that is oriented to the business it conducts without consideration of the impact of such environment or culture on the business that the other company will be conducting. Our operating practices will be focused on agility, collaboration, empowerment and speed in order to compete for the best talent against technology and software development companies.

•	Employee Incentives. The spin-off will facilitate incentive compensation arrangements for employees more closely tied to the performance of the relevant company’s business and can thereby enhance employee hiring and retention by, among other things, improving alignment of management and employee incentives with performance and growth objectives.

•	Enhanced Strategic and Management Focus. The spin-off will allow each company to focus on and more effectively pursue distinct product portfolios, operating priorities and strategies, markets and marketing strategies and different opportunities for long-term growth and profitability and align with the specific needs of the business it is conducting. Specifically, Autoliv will continue to focus on developing and producing passive safety products. We will pursue growth and innovation in the active safety, electronics and autonomous driving areas. The separation is intended to allow each company to adapt more quickly to changing markets and customer expectations and dynamics.

•	Potential Increased Stock Value. The evaluation of separate investment characteristics, including risks, performance, and future prospects of the respective businesses, is expected to enhance the investment opportunities provided to investors by two separate companies. Should this occur, each company would be in a better position to utilize its stock as currency for acquisitions and to incentivize its employees.

Autoliv’s board of directors also considered a number of potentially negative factors in evaluating the spin-off, including:

•	The potential loss of operating synergies from operating as a consolidated entity.

•	As part of Autoliv, the enterprise technology infrastructure, software, services and financing businesses have historically benefitted from Autoliv’s size and purchasing power in procuring various goods and services. We may also incur costs for certain functions previously performed by Autoliv, such as legal, accounting, treasury, internal auditing, and human resources and information technology and other administrative services, that are higher than the amounts reflected in our historical combined financial statements, which could cause our financial performance to be adversely affected.

•	We will incur costs in the transition to being a standalone public company, which include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate Autoliv’s information systems.

•	The potential disruptions to our business as a result of the spin-off.

•	To preserve the tax-free treatment of the separation and the distribution for U.S. federal income tax purposes, under the Tax Matters Agreement that we will enter into with Autoliv, we will be restricted from taking actions that may cause the separation and distribution to be taxable to Autoliv for U.S. federal income tax purposes. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

Autoliv’s board of directors determined that the benefits of establishing us as an independent, publicly traded company outweighed these factors.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the spin-off does not result in such benefits, the costs associated with the spin-off could have a material adverse effect on each company individually and in the aggregate. For more information about the risks associated with the spin-off, see “Risk Factors—Risks Related to the Company—Risks Related to the Spin-Off.”

Manner of Effecting the Spin-Off

Internal Reorganization

In preparation for the spin-off, Autoliv and its subsidiaries completed the internal reorganization and transferred to the Company the entities, assets, liabilities and obligations that the Company will hold following the spin-off. The internal reorganization included stock and asset transfers, dividends, contributions and similar transactions, and included formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Electronics businesses in such jurisdictions. Among other things, the internal reorganization resulted in the Company owning, directly or indirectly, the operations comprising, and the entities that conduct, Autoliv’s Electronics business, which has historically operated as a distinct operating segment. See the historical Combined Financial Statements included in this information statement for additional details on the historical assets, liabilities and obligations of the Electronics business.

Distribution of Shares of Our Common Stock

The general terms and conditions relating to the completion of the distribution to effect the spin-off will be set forth in a Distribution Agreement between us and Autoliv. Under the Distribution Agreement, the distribution will be effective as of                .m. Eastern Time, on                , 2018, the distribution date. As a result of the spin-off, on the distribution date, each holder of Autoliv common stock will receive one share of Veoneer common stock for every                shares of Autoliv common stock that he, she or it owns as of                , on                    , 2018, the common stock record date. However, if a holder of Autoliv common stock holds shares via a brokerage account and chooses to sell its shares in the “regular-way” market after the common stock record date and on or before the distribution date, such holder will also be selling the right to receive the shares of Veoneer common stock in connection with the spin-off. The actual number of shares to be distributed will be determined based on the number of shares of Autoliv common stock expected to be outstanding as of the common stock record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock. The actual number of shares of our common stock to be distributed will be calculated on the common stock record date. The shares of our common stock to be distributed by Autoliv will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. The distribution will not affect the number of outstanding shares of Autoliv common stock or any rights of Autoliv stockholders. We intend for Computershare Trust Company, N.A., or Computershare, to serve as the settlement and distribution agent in connection with the distribution. The address for Computershare is 250 Royall Street, Attention: Corporate Actions, Canton, MA, 02021.

On the distribution date, Autoliv will release the shares of our common stock to our distribution agent to distribute to Autoliv stockholders. If you own shares of Autoliv common stock as of the close of business on the common stock record date for the distribution, shares of our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration in book-entry. If you are a registered holder, Computershare will mail you a direct registration account statement that reflects your shares of the Company’s common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. It may take the distribution agent up to one week to issue shares of our common stock to registered Autoliv stockholders by way of direct registration in book-entry form.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Autoliv common stock or “book-entry” shares and you are the registered holder of such shares or the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Veoneer’s common stock that have been registered in book-entry form in your name.

Swedish Depository Receipts

As of                , 2018 there were                Autoliv SDRs outstanding. Each Autoliv SDR was issued under the General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc. effective as of March 23, 2016, and the Custodian Agreement dated as of April 28, 1997, among Autoliv, Inc. and Skandinaviska Enskilda Banken AB (publ) serving as custodian (the “Autoliv Custodian”) and represents to the registered holders of such

Autoliv SDRs, one share of Autoliv common stock (each a “Deposited Share”) deposited with the Autoliv Custodian.

We will establish a SDR program (the “Veoneer SDR Program”) pursuant to a Custodian Agreement, which is to be entered into among Veoneer and Skandinaviska Enskilda Banken AB (publ), as custodian (the “Veoneer Custodian”). The general terms and conditions for Veoneer SDRs will be agreed upon with the Veoneer Custodian. At the distribution of shares of Veoneer’s common stock, Autoliv will deliver through its custodian the shares of Veoneer common stock deliverable in the form of Veoneer SDRs with respect to the Deposited Shares held by the Autoliv Custodian on behalf of Autoliv SDR holders. Subject to compliance with the provisions of the Veoneer Custodian Agreement and the Autoliv Custodian Agreement, the Veoneer Custodian will issue the pro rata amount of Veoneer SDRs to the holders of Autoliv SDRs entitled thereto.

It is anticipated that Autoliv SDR holders will be entitled to receive Veoneer SDRs for each Autoliv SDRs held as of the SDR record date established by the Autoliv Custodian for the distribution of Veoneer SDRs, with the same ratio as applicable to the distribution of our shares of common stock to holders of Autoliv shares, see “–Distribution of Shares of Our Common Stock.” Autoliv SDR holders will receive cash in lieu of any fractional Veoneer SDRs that they would have received after application of this ratio. In connection with the spin-off, we will make a Swedish prospectus available to Autoliv SDR holders entitled to receive Veoneer SDRs in the distribution. The prospectus will be based on the Registration Statement on Form 10 with some modifications required by Swedish law as well with a wrap with additional information.

The last day Autoliv SDRs will represent shares of Autoliv common stock including the right to the distribution of Veoneer SDRs is expected to be                , 2018. The first day Autoliv SDRs will represent Autoliv common stock excluding the right to the distribution of Veoneer SDRs is expected to be                 , 2018. The SDR record date for the right to receive Veoneer SDRs is expected to be     , 2018. The date of delivery of Veoneer SDRs to Autoliv SDR holders on the SDR record date is expected to be                , 2018. Veoneer SDRs are expected to begin trading on the same day Veoneer common stock begins trading on the NYSE.

Persons holding Autoliv SDRs through a bank, broker or other nominee should contact such entity regarding the receipt of the Veoneer SDRs to which they may be entitled. Autoliv SDRs holders (other than the nominee of The Depository Trust Company) will receive the Veoneer SDRs in book-entry form as soon as practicable after the distribution of our shares of common stock. Autoliv SDR holders will not be charged any fees or expenses in connection with the distribution.

Treatment of Outstanding Equity Awards

The Employee Matters Agreement will generally provide for the conversion of the outstanding awards granted under the Autoliv equity compensation programs into adjusted awards relating to both shares of Autoliv and Veoneer common stock. It is expected that the adjusted awards generally will be subject to the same or equivalent vesting conditions and other terms that applied to the applicable original Autoliv award immediately before the distribution. For more information see “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off—Employee Matters Agreement.”

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Autoliv stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Autoliv stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to Autoliv stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those Autoliv stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “Material U.S. Federal Income Tax Consequences” and “Material Swedish Income Tax Consequences” below.

Results of the Distribution

After the distribution, we will be an independent, publicly traded company. We will enter into a Distribution Agreement and other related agreements with Autoliv to effect the distribution and provide a framework for Veoneer’s relationship with Autoliv after the spin-off. These agreements, in addition to the Master Transfer Agreement entered into in connection with the internal reorganization, will provide for the allocation between Autoliv and Veoneer of Autoliv’s assets, liabilities and obligations attributable to periods prior to the internal reorganization and will govern the relationship between Veoneer and Autoliv after the spin-off. For a more detailed description of these agreements, see “Certain Relationships and Related Persons Transactions—Agreements Related to the Spin-Off.”

Capital Injection From Autoliv

In connection with our spin-off from Autoliv, we expect that Autoliv will provide us with total cash liquidity of approximately $1.0 billion (funded through a mixture of new external funding and existing cash at Autoliv). The capital contribution from Autoliv will help fund our planned operations until we reach positive cash flow. The cash will be used for ongoing working capital requirements and capital expenditures and takes into account our on-going investments in joint ventures, particularly Zenuity as well as certain anticipated business combinations. We will not have any additional debt as a result of the transaction with Autoliv.

Conditions to the Distribution

The distribution of shares of our common stock by Autoliv is subject to the satisfaction (or waiver by Autoliv in its absolute and sole discretion) of the following conditions:

•	the final approval by the board of directors of Autoliv of the spin-off and all related transactions and the determination of the common stock record date, which approval may be given or withheld at its absolute and sole discretion;

•	the completion of the internal reorganization;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this information statement shall have been provided to Autoliv’s stockholders;

•	the Swedish Prospectus shall have been approved by and registered with the Swedish Financial Supervisory Authority;

•	shares of our common stock shall have been accepted for listing on the NYSE and Veoneer SDRs shall have been accepted for listing on Nasdaq Stockholm, subject to official notice of distribution;

•	Autoliv shall have received an opinion from Autoliv’s outside U.S. legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that should be generally tax-free, for U.S. federal income tax purposes;

•	Autoliv shall have received advice from Autoliv’s outside Swedish tax advisor regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax exempt for Swedish income tax purposes under the Lex-ASEA rule;

•	prior to the distribution date, Autoliv’s board of directors shall have obtained an opinion from a nationally recognized valuation firm, in form and substance satisfactory to Autoliv, with respect to the capital adequacy and solvency of Autoliv after giving effect to the spin-off;

•	all material governmental and regulatory approvals necessary to consummate the distribution and to permit the operation of the Electronics business after the spin-off substantially as it is conducted prior to the spin-off have been received and continue to be in full force and effect;

•	any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect, and no other event outside the control of Autoliv has occurred or failed to occur that prevents the completion of the spin-off;

•	the transaction agreements relating to the spin-off have been duly executed and delivered by the parties;

•	all necessary actions shall have been taken to cause the board of directors of the Company to consist of the individuals identified in this information statement as directors of the Company;

•	all necessary actions shall have been taken to cause the officers of the Company to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the forms of amended and restated certificate of incorporation and bylaws filed by the Company with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Autoliv, would result in the distribution having a material adverse effect on Autoliv or its stockholders.

Autoliv has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Autoliv determines, in its absolute and sole discretion, that the spin-off is not then in the best interests of Autoliv or its stockholders or other constituents, that a sale or other alternative is in the best interests of determines or its stockholders or other constituents or that it is not advisable for the Electronics business to be separated from Autoliv at that time. In the event the board of directors of Autoliv determines to waive a material condition to the distribution, modify a material term of the distribution or not to proceed with the spin-off, Autoliv intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Autoliv stockholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of Autoliv. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Autoliv nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis on the NYSE at least one trading day prior to the common stock record date and continue through the distribution date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within three trading days after the distribution date. If you own Autoliv shares as of             , Eastern Time on the common stock record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the Autoliv shares you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. It is also anticipated that, at least one trading day prior to the common stock record date and continuing up to and including the distribution date, there will be two markets in Autoliv shares in the U.S: (i) a “regular-way” market; and (ii) an “ex-distribution” market. Shares of Autoliv shares that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell Autoliv shares in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own Autoliv shares as of 5:00 p.m., Eastern Time on the common stock record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

There will not be “when-issued” trading in Veoneer SDRs on Nasdaq Stockholm. Autoliv SDR holders that wish to participate in such trading will need to cancel their Autoliv SDRs registered with Euroclear in order to trade their underlying shares of Autoliv common stock on the New York Stock Exchange in the U.S. Autoliv SDR holders that wish to participate in “when-issued” trading in Veoneer common stock or trade shares in Autoliv common stock with the entitlement to receive Veoneer shares on the “regular-way” market or without the entitlement to receive Veoneer shares on the “ex-distribution” market, would need to cancel their Autoliv SDRs to be able to participate in such trading. The last day Autoliv SDR holders may cancel their SDRs before a stop on cancellations is implemented is expected to be             , 2018. The ability to cancel Autoliv SDRs is expected to resume on             , 2018. While the stop on cancellations is implemented it will not be possible to cancel Autoliv SDRs or to affiliate shares of Autoliv common stock to the SDR program. Autoliv SDR holders should contact their banks or brokers well in advance of the common stock record date for further information regarding such SDR cancellation process. It is expected that trading in Veoneer SDRs on Nasdaq Stockholm will begin on             , 2018 and the allocation of Veoneer SDRs is expected to be completed on             , 2018. If Veoneer SDRs will not be available in the accounts of Autoliv SDR holder entitled to receive Veoneer SDRs until around             , 2018, such Autoliv SDR holder would not be able to sell the Veoneer SDRs he or she is entitled to until the Veoneer SDRs are available in the holder’s securities account.

We intend to list our common stock on the NYSE under the ticker symbol “VNE” and our SDRs on Nasdaq Stockholm under the ticker symbol “VNE SDB,” provided our applications for listing are approved. We will announce our when-issued trading symbol when and if it becomes available.

Neither we nor Autoliv can assure you as to the trading price of Autoliv shares or our common stock after the spin-off, or as to whether the combined trading prices of our common stock and Autoliv shares after the spin-off will equal or exceed the trading prices of Autoliv shares prior to the spin-off. The trading price of our common stock may fluctuate significantly following the spin-off. See “Risk Factors—Risks Related to Our Securities” for more detail.

Transferability of Shares of our Common Stock

The shares of our common stock distributed to holders of shares of Autoliv common stock will be freely transferable without registration under the Securities Act, except for common stock received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include our directors, executive officers or principal stockholders. Our affiliates will be permitted to sell their common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 thereunder.

In the future, we may adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off.

Dividend Policy

We have no current plans to pay any cash dividends. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the absolute and sole discretion of our board of directors and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints, ability to gain access to capital markets and other factors that our board of directors deems relevant. We cannot guarantee that we will pay a dividend in the future and, even if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay any dividends. No dividend has been paid for the fiscal years 2017, 2016 or 2015.

CAPITALIZATION

The following table presents our historical cash and capitalization at March 31, 2018 and our pro forma cash and capitalization at that date reflecting the pro forma adjustments described in the notes to our unaudited pro forma condensed combined balance sheet as if the spin-off and distribution, including any financing transactions that we expect to enter into in connection with the spin-off, had occurred on March 31, 2018. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Condensed Combined Financial Statements.” You should review the following table in conjunction with our “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this information statement. See “Index to Financial Statements.”

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we operated as a standalone public company at that date and is not necessarily indicative of our future capitalization or financial position.

	As of March 31, 2018 (in millions)
	Historical (unaudited)	Pro Forma (unaudited)
Cash and Cash Equivalents	$—	$1,000.0

Indebtedness:
Short-term debt	$23.8	$23.8
Related party long-term debt	36.2	13.5

Total Indebtedness	$60.0	$37.3

Equity:
Common stock, par value $1.00 per share on a pro forma basis	—	87.5
Additional paid-in capital	—	1,863.1
Net parent investment	917.0	—
Accumulated other comprehensive income	0.4	0.4
Non-controlling interest	120.5	120.5

Total invested equity	$1,037.9	$2,071.5

Total Capitalization	$1,097.9	$2,108.8

SELECTED HISTORICAL COMBINED FINANCIAL DATA

(DOLLARS IN MILLIONS)

The following selected financial data reflect the combined operations of Veoneer. Veoneer derived the selected combined statement of operations data for the fiscal years ended December 31, 2017, 2016 and 2015 and the selected combined balance sheet data as of December 31, 2017 and 2016 as set forth below, from its audited combined financial statements, which are included in the “Index to Financial Statements” section of this information statement. Veoneer derived the selected combined income statement data for the fiscal years ended December 31, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015, 2014 and 2013 from the underlying financial records, which were derived from the financial records of Veoneer and are not included in this information statement. Veoneer derived the selected combined statement of income data for the three months ended March 31, 2018 and 2017 and selected combined balance sheet data as of March 31, 2018, from its unaudited condensed combined financial statements, included elsewhere in this information statement. Veoneer derived the selected combined balance sheet data as of March 31, 2017 from the underlying financial records, which are not included in this information statement. The financial data as of and for the years ended December 31, 2014 and 2013 and as of and for the three months ended March 31, 2018 are unaudited. The unaudited financial data have been prepared on the same basis as the audited combined financial data and, in the opinion of our management, include all adjustments, consisting of only recurring adjustments, necessary for the fair presentation of the data set forth in this information statement. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in the “Index to Financial Statements” section of this information statement.

	As of and for the three months ended March 31,		As of and for the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Operating Results:
Net Sales	$594.3	$583.3	$2,322.2	$2,218.3	$1,588.6	$1,488.9	$1,258.6
Operating Income / (loss)(1)	(16.0)	(10.4)	(282.7)	(24.8)	(8.4)	29.6	38.1
Net Income / (loss)	(37.0)	(22.0)	(344.3)	(60.1)	(30.0)	20.7	26.7
Net Income / (loss) attributable to controlling interest	(32.3)	(19.8)	(217.0)	(53.1)	(30.0)	20.7	26.7
Capital Expenditures	(30.9)	(27.3)	(110.0)	(102.5)	(53.4)	(64.1)	(57.4)
Depreciation and Amortization	(27.9)	(40.4)	(118.8)	(105.5)	(53.1)	(45.1)	(38.5)
Financial Position:
Total Assets	1,760.6	1,726.7	1,662.5	1,739.1	1,059.1	758.0	646.3
Total Debt(2)	(60.0)	(24.0)	(62.2)	(14.6)	(0.0)	(0.4)	(0.7)

(1)	Includes costs for goodwill impairment of $234.2 in 2017.
(2)	Includes short-term debt and related party long-term debt as of March 31, 2018 and related party long-term debt in all other periods.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS)

The following Unaudited Pro Forma Condensed Combined Financial Statements illustrate the financial impacts of the spin-off and the related transactions described below. The Unaudited Pro Forma Combined Balance Sheet gives effect to the spin-off and related transactions described below as if they had occurred on March 31, 2018. The Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 give effect to the spin-off and related transactions described below as if they occurred as of January 1, 2017, the first day of the last fiscal year.

The Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations have been derived from the historical Combined Financial Statements and the Unaudited Condensed Combined Financial Statements of Veoneer included in the “Index to Financial Statements” section of this information statement. These adjustments give effect to events that are (i) directly attributable to the distribution and related transaction agreements, (ii) factually supportable, and (iii) with respect to the Statement of Operations, expected to have a continuing impact on Veoneer, such as:

•	the transfer from Autoliv to Veoneer of the assets and liabilities that comprise Veoneer’s business;

•	total cash liquidity of $1.0 billion to be provided by Autoliv to us (funded through approximately $700 million of new debt issued by Autoliv for which we have no obligation and approximately $300 million of existing cash at Autoliv). The capital contribution from Autoliv will help fund our planned operations until we reach positive cash flow. The cash will be used for ongoing working capital requirements and capital expenditures and takes into account Veoneer’s on-going investments in joint ventures, particularly Zenuity, as well as certain anticipated business combinations. Veoneer will not have any additional debt as a result of the transaction with Autoliv;

•	the issuance of approximately 87.5 million Veoneer shares of common stock; and

•	the impact of the Intercompany Price Reduction Program Agreement; and

•	the indemnifications as described in the Master Transfer Agreement.

The Unaudited Pro Forma Condensed Combined Financial Statements are for informational purposes only and do not purport to represent what Veoneer’s financial position and results of operations actually would have been had the spin-off and related transactions occurred on the dates indicated, or to project Veoneer’s financial performance for any future period. The Unaudited Pro Forma Condensed Combined Financial Statements are based on information and facts, which are described in the accompanying notes.

The Veoneer historical financial information, which was the basis for the Unaudited Pro Forma Condensed Combined Financial Statements, was prepared on a carve-out basis, as Veoneer was not operated as a separate, independent company for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs for corporate administrative services, including general corporate expenses related to tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits, incentives and stock-based compensation. To operate as an independent public company, we expect to incur costs to replace those services previously provided by Autoliv in addition to incremental standalone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, consequently, are not included in the pro forma adjustments.

Management assessed the impact of the Transition Services Agreement (TSA), the Tax Matters Agreement, and the Employee Matters Agreement. Due to the variability of the services and related charges, which can vary under the terms of the TSA, as well as the lack of ability to determine the historical allocated costs that the TSA would replace, management determined that any incremental adjustment for the impact of the TSA is not factually supportable.

Autoliv will pay certain non-recurring third-party costs and expenses related to the spin-off. Such non-recurring amounts will include fees for financial advisors, outside legal and accounting fees, costs to separate information technology systems and other similar costs. After the spin-off, each party will generally bear its own costs and expenses.

The Unaudited Pro Forma Condensed Combined Financial Statements reported below should be read in conjunction with the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical audited combined annual and Unaudited Condensed Combined Financial Statements and the corresponding notes included in the “Index to Financial Statements” section of this information statement.

VEONEER

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(in millions, except share and per share data)	Historical	Pro Forma Adjustments			Pro Forma
Net sales	$2,322.2	$			$2,322.2
Cost of sales	(1,856.6)		0.1	(F)	(1,856.5)

Gross profit	465.6		0.1		465.7
Selling, general and administrative expenses	(110.0)		1.1	(F)	(108.9)
Research, development and engineering expenses, net	(375.4)		1.2	(F)	(374.2)
Goodwill, impairment charge	(234.2)				(234.2)
Amortization of intangibles	(37.0)				(37.0)
Other income, net	8.3				8.3

Operating loss	(282.7)		2.4		(280.3)
Loss from equity method investments	(30.7)				(30.7)
Interest income	0.3				0.3
Interest expense	(0.3)				(0.3)
Other non-operating items, net	(0.8)				(0.8)

Loss before income taxes	(314.2)		2.4		(311.8)
Income tax expense	(30.1)		(0.2)	(B)	(30.3)

Net loss	(344.3)		2.2		(342.1)

Less: Net loss attributable to non-controlling interest	(127.3)				(127.3)

Net loss attributable to controlling interest	$(217.0)		$2.2		$(214.8)

Loss per share
Basic and diluted	n/a			(C),(D)	(2.45)

Weighted-average shares outstanding	n/a			(C),(D)	87.50

VEONEER

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(in millions, except share and per share data)	Historical	Pro Forma Adjustments			Pro Forma
Net sales	$594.3	$			$594.3
Cost of sales	(482.6)		—	(F)	(482.6)

Gross profit	111.7		—		111.7
Selling, general and administrative expenses	(30.8)		0.1	(F)	(30.7)
Research, development and engineering expenses, net	(106.1)		0.3	(F)	(105.8)
Amortization of intangibles	(5.3)				(5.3)
Other income, net	14.5				14.5

Operating loss	(16.0)		0.4		(15.6)
Loss from equity method investments	(14.0)				(14.0)
Interest income	0.1				0.1
Interest expense	(0.2)				(0.2)
Other non-operating items, net	0.1				0.1

Loss before income taxes	(30.0)		0.4		(29.6)
Income tax expense	(7.0)		(0.1)	(B)	(7.1)

Net loss	(37.0)		0.3		(36.7)

Less: Net loss attributable to non-controlling interest	(4.7)				(4.7)

Net loss attributable to controlling interest	$(32.3)		$0.3		$(32.0)

Loss per share
Basic and diluted	n/a			(C),(D)	(0.37)

Weighted-average shares outstanding	n/a			(C),(D)	87.50

VEONEER

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2018

(in millions, except share and per share data)	Historical	Pro Forma Adjustments			Pro Forma

Assets
Cash and cash equivalents	$—		$1,000.0	(E)	$1,000.0
Receivables, net	503.8				503.8
Inventories, net	160.7				160.7
Prepaid expenses and other current assets	40.8		12.1	(I)	52.9

Total current assets	705.3		1,012.1		1,717.4

Property, plant and equipment, net	398.1				398.1
Investments and other non-current assets	244.6		(1.3)	(B)	243.3
Goodwill	291.5				291.5
Intangible assets, net	121.1				121.1

Total assets	$1,760.6		$1,010.8		$2,771.4

Liabilities and equity
Accounts payable	$325.3	$			$325.3
Related party payables	5.6		(0.1)	(H),(A)	5.5
Accrued expenses	213.2				213.2
Income tax payable	42.0				42.0
Other current liabilities	35.8				35.8
Short-term debt	23.8				23.8

Total current liabilities	$645.7		$(0.1)		$645.6

Related party long-term debt	$36.2		(22.7)	(H)	$13.5
Pension liability	14.4				14.4
Other non-current liabilities	26.4				26.4

Total non-current liabilities	$77.0		$(22.7)		$54.3

Commitments and contingencies

Parent Equity
Common stock (par value $1.00)	—		87.5	(G)	87.5
Additional paid in capital	—		1,863.1	(E)(G)	1,863.1
Net parent investment	917.0		(917.0)	(G)	—
Accumulated other comprehensive income	0.4				0.4

Total Parent Equity	917.4		1,033.6		1,951.0

Non-controlling interest	120.5				120.5

Total Parent Equity and non-controlling interests	1,037.9		1,033.6		2,071.5

Total liabilities, Parent Equity and non-controlling interests	$1,760.6		$1,010.8		$2,771.4

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A)	On April 1, 2018, Autoliv-Nissin Brake Systems (“ANBS”), a 51% owned subsidiary of Veoneer, entered into an Intercompany Price Reduction Program agreement with Autoliv to reimburse Autoliv $5.5 million for certain amounts provided to a Veoneer customer by Autoliv.
(B)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Veoneer could be different (either higher or lower) depending on activities subsequent to the distribution.
(C)	The issuance of approximately 87.5 million Veoneer shares of common stock is based on the number of weighted-average Autoliv basic shares outstanding for the three months ended March 31, 2018, assuming a distribution ratio of one Veoneer ordinary share for every one Autoliv share outstanding as of the close of business on this date.
(D)	The weighted average shares do not include an estimated 0.1 million shares for outstanding options and restricted stock awards that are antidilutive. This calculation may not be indicative of the dilutive effect that will actually result from Veoneer stock-based awards issued in connection with the replacement of outstanding Autoliv stock-based awards. The actual number of dilutive common shares underlying Veoneer stock-based awards issued with the replacement of outstanding Autoliv stock-based awards will not be determined until the distribution date or shortly thereafter.
(E)	The total cash liquidity of approximately $1.0 billion (funded through approximately $700 million and $300 million of new debt and existing cash at Autoliv, respectively, provided by Autoliv to Veoneer).
(F)	Reflects the removal of multi-employer pension plan and other postretirement benefit plan charges/credits incurred during the historical period for plans that will remain with Autoliv as a direct result of Veoneer separating from Autoliv.
(G)	On the distribution date, Autoliv net investment in Veoneer will be re-designated as Veoneer Shareholders’ Equity and will be allocated between Veoneer shares of common stock (par value of $1.00 per share) and additional paid in capital based on the number of Veoneer shares of common stock outstanding at the distribution date.

As of
Effect of Spin-off	March 31, 2018
Cash contribution from Veoneer (E)	$1,000.0
Elimination of Veoneer net parent investment	917.0
Settlement of related party payables (H)	5.6
Settlement of related party debt with Autoliv (H)	22.7
Indemnification asset for product liabilities, warranties and recalls net of insurance receivable (I)	12.1
Reimbursement to Autoliv for certain amounts provided to a Veoneer customer by Autoliv (A)	(5.5)
Tax impact	(1.3)
Veoneer ordinary shares	(87.5)

Additional paid in capital	$1,863.1

(H)	Reflects the $5.6 million settlement of certain intercompany agreements between Veoneer and Autoliv pursuant to the separation and distribution agreement as well as the related party debt with Autoliv of $22.7 million. These amounts are comprised principally of intercompany financing payables and receivables stemming from Autoliv’s and Veoneer’s shared cash management and treasury program. Following the separation, Veoneer will perform its own cash management and treasury functions.
(I)	Pursuant to the Master Transfer Agreement, Autoliv will indemnify Veoneer for all the warranties, recalls and product liabilities for the products manufactured before April 1, 2018. As such, Veoneer has included a receivable from Autoliv for the related liability net of insurance receivables.

BUSINESS

Overview

Veoneer is a global leader in the design, development, sale and manufacture of automotive safety electronics4 and has operated for almost four years as the Electronics segment within Autoliv. Based on the heritage of Autoliv’s vision of “Saving Lives”, our safety systems are designed to make driving safer and easier, more comfortable and convenient and to intervene before a collision.

Veoneer endeavors to prevent vehicle accidents or reduce the severity of impact in the event a crash is unavoidable. We further intend to develop human centric systems that benefit vehicle occupants. We do this by being an expert partner to our customers. Our pure-play focus in safety electronics places the Company in a strong position to deliver integrated Advanced Driver Assistance System (“ADAS”) and Highly Automated Driving (“HAD”) solutions towards Autonomous Driving (“AD”) with a relentless focus on Quality and Manufacturing Excellence.

We provide advanced active safety sensors, used for ADAS, HAD and AD solutions, such as vision and radar systems, ADAS Electronic Control Units (“ECUs”), night vision and positioning systems. Through Zenuity, our joint venture with Volvo Cars, we develop an advanced software stack for vehicle decision control for ADAS, HAD and AD solutions. In addition, we offer driver monitoring systems, LiDAR sensors and other technologies critical for AD solutions by leveraging our partnership network and internally developed intellectual property.

We also provide Restraint Control Systems such as ECUs and crash sensors for deployment of airbags and seatbelt pretensioners in the event of a collision. Lastly, Autoliv-Nissin Brake Systems (“ANBS”), our joint venture with Nissin Kogyo, provides brake control and actuation systems, and has developed strong capabilities in regenerative braking, which is important for not only hybrid and electric vehicles but also for vehicle platforms where customers prioritize weight reduction and improved fuel economy over other features.

Our innovation and technology leadership, relentless focus on quality and safety along with a strong global footprint and diversified customer base, including most major global automotive Original Equipment Manufacturers (“OEMs”)5, are all trademarks of our Autoliv DNA. OEMs are seeking to manufacture vehicles that meet and exceed increasingly stringent safety test ratings around the world to satisfy consumer demands for increased vehicle safety through more advanced driver assist features and enhanced comfort and convenience towards AD.

We believe that Veoneer is well-positioned to benefit from the three mega trends which are transforming and shaping the future of the automotive industry and will drive a significant increase in the safety electronics content per vehicle:

•	Automated Driving and Connectivity: We believe ADAS is one of the fastest growing product areas within the automotive industry. OEMs are increasingly using ADAS as a key differentiator by being early to market with different ADAS solutions. This development is driven by consumer demand for these new solutions as well as the OEM’s drive for new innovations as a competitive differentiator. The trend is further supported by the rising influence of national and international safety organizations that issue safety test ratings, making manufacturers include active safety features in their new or revamped car models. As safety organizations continue to increase the features and functions of ADAS

[4]	The Company’s calculations are based on information on revenues of automotive safety electronics competitors, of which the largest market participants (Aptiv, Bosch, Continental, Denso, Magna, Valeo and ZF) have been analysed with publicly available information, such as the latest available annual reports, press releases and other information available on company websites.
[5]	See further detail in Customers section below.

applications required to maintain high safety ratings, we expect that ADAS will eventually become standard equipment on most vehicle models and the Total Addressable Market (“TAM”) for our products will continue to expand significantly over the next several decades.

•	New Mobility: AD will significantly increase the number of active safety products and software, requiring ADAS technology innovations of higher complexity. Full AD (Level 4/5 autonomy) will be achieved in several steps, beginning with the Level 1/2 autonomy features available today. Level 3 autonomy and higher will require additional sensing hardware and computing power, as well as significantly more advanced sensor fusion algorithms and increased Human Machine Interface (“HMI”). Over time we believe the cost of these technologies will become well within acceptable automotive industry levels. This should facilitate the migration of the technology from robo-taxis to premium brands and eventually mass-market car models.

•	Clean Mobility: The number of new electric and hybrid vehicles will increase significantly over the upcoming decades as OEMs implement more efficient vehicle propulsion drivetrain alternatives to traditional Internal Combustion Engines (“ICE”). Within the automotive industry there is a general industry trend toward brake-by-wire systems which control many of the brake functions, traditionally performed by pure mechanical and hydraulic actuators. Electric (“EV”) and Hybrid (“HEV”) vehicles are among the early adopters of this type of brake actuation systems, where the recovery of energy during braking, regenerative braking, is a source to extend the range in EV and to lower fuel consumptions in HEV or even traditional ICE vehicles.

Overview of SAE’s International’s Automation Levels

Sources: Company information, National Highway Traffic Safety Administration.

Company Evolution

Veoneer has evolved from a producer of passive safety electronics at inception in the late 1990’s, to a complete safety electronics systems provider, integrating resources and expertise in active safety products, restraint control systems, and brake systems into one organization. This is the result of several acquisitions, joint ventures and organic growth.

Veoneer Revenue Development since Inception6 within Autoliv

Source: Internal Company historical financial reporting of the Electronics products and publicly available information regarding Autoliv’s Electronics acquisitions, divestitures and joint ventures.

Historically the Company has delivered strong growth, with revenue reaching $2.3 billion in 2017, corresponding to a CAGR of 21% from 2015 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Definitions”). In particular, there has been an increase in demand for our active safety products across major automotive OEMs, especially in Europe and North America.

Over the past five years, Veoneer has evolved into a global, diversified entity, serving customers in Europe, the Americas and Asia. Historically Europe has been in the forefront of ADAS growth through premium brands and the evolving European New Car Assessment Program (“Euro NCAP”) test rating system, with North America and Asia following. ADAS demand has been a key driver of growth for Veoneer.

We have significantly increased our ADAS presence through consistent Research, Development and Engineering (“R,D&E”) investment along with strategic acquisitions and technology collaborations to enhance our product portfolio and engineering capabilities. A significant part of our business is focused on developing autonomous driving technology, which requires significant amounts of resources devoted to researching and developing innovative products and processes. The R,D&E cost for Veoneer has continued to increase over the last three years due to the increased pace of innovation in the industry and the competitive nature of this secular growth market opportunity. Some of our competitors are larger and have greater financial and other resources than us, which may provide them with competitive advantages. For the period from 2015 to 2017 R,D&E increased approximately $162 million and the loss from the Zenuity software joint venture, recorded in equity method investments, was approximately $31 million. This combined cost increase of around $193 million, more than offset the net operating profit leverage from organic sales growth of around $120 million. Consequently, the loss before taxes increased around $72 million for the period from 2015 to 2017, when excluding the one-time impact of the goodwill impairment charge of $234 million in 2017 related to the Autoliv Nissin Brake Systems joint venture.

[6]	External revenue 1997-2013, net revenue for period 2013-2017.

Before 2014, we based our mono vision product offering on Mobileye software; however, in 2013, we made a strategic decision to develop our vision software internally. As a consequence, the cooperation with Mobileye for new business ended. We launched our internally developed mono and stereo vision solutions, including our internally developed software, on the Mercedes E-class in the fall of 2015 and on the S-class in 2016.

Veoneer has emerged as the largest pure-play supplier (by revenue) in automotive safety electronics7 and has been able to recruit highly qualified engineers to secure and maintain our technology leadership with continuous innovation. The number of engineering personnel has almost doubled from 1,796 to 3,576 over the last two fiscal years, of which 72% are software engineers.

Revenue Breakdown – 2017A

Source: 2017 Veoneer Combined Financial Statements Note 18 and Company internal financial reporting.

Products and Product Areas

We are a global leader in automotive safety electronics,8 offering integrated products and system solutions in three product areas: active safety, restraint control systems and brake systems. Our brake systems product area consists of ANBS. In addition, within our active safety product area we provide ADAS and AD software solutions for vehicle decision and control through our Zenuity joint venture. Approximately one third of our revenues are generated from our active safety products.

As our business has grown, we have introduced multiple industry firsts, underpinning our ability to commercialize new technological innovations. In 2008, we became the first company to integrate the Electronic Stability Control (“ESC”) inertia sensors with the control electronics for airbags and other restraint systems, integrating active and passive safety; in 2012, we introduced the world’s first Automated Emergency Braking (“AEB”) for both vision and radar; in 2014, we developed the world’s first system that combines the controls for vehicle brakes with the controls for vehicle restraints; and in 2016, we introduced the world’s first four-corner radar system that involves pre-triggering the passive safety for side impact protection.

[7]	The Company’s calculations based on information regarding the larger (by revenue) listed safety electronics supplier is Aptiv which is not purely focused on safety related products, in Electrical/ Electronic Architecture division, as reported in publicly available reports.
[8]	The Company’s calculations are based on information regarding revenues of automotive safety electronics competitors, of which the largest market participants have been analysed with publicly available information, such as the latest available annual reports, press releases as well as other available information on the companies’ websites.

The frequency of our technology innovations has increased notably over the recent years to address the rapid development of the market and increasing customer requirements.

Overview of Our Innovations9

Source: Company internal.

Our Autonomous Driving Ecosystem

Together with several strategic partners, we have developed a comprehensive ecosystem for ADAS and HAD, enabling Veoneer to offer OEMs full system capabilities covering all the key levels towards AD. These partnerships and strategic collaborations are the building blocks for our future development of products for the rapidly changing automotive industry.

Our non-exclusive partners include: NVIDIA for its artificial intelligence based car computing platform, Velodyne for LiDAR sensor development, Seeing Machines for driver monitoring algorithms and MIT AgeLab for artificial intelligence supported human machine interface technology algorithms. In addition, we have partnered with Ericsson for cloud solutions and TomTom for baseline high-definition maps through our Zenuity joint venture.

[9]	All innovations depicted in this chart are currently, or have been, in production.

Lastly, Zenuity is an exclusive 50/50 Joint Venture with Volvo Cars to develop decision and control sensor fusion software solutions for ADAS and HAD towards AD.

Financial Reporting Segments

Veoneer reports its financial results in two segments: Electronics and Brake Systems. Our Electronics reporting segment consists of our active safety and restraint control systems product areas. Our Brake Systems reporting segment consists of our brake systems product area, which are those products developed by ANBS.

Electronics Segment ($1,850.5 million sales in 2017; 80% of Veoneer Sales)

Active Safety ($777.7 million sales in 2017; 34% of Veoneer sales): Active safety systems are designed to intervene before a collision to make accidents avoidable or reduce the severity of the crash, in addition to making driving easier as well as more comfortable and convenient.

We develop radar and vision technologies (including Veoneer’s internally developed vision algorithms for both mono and stereo vision) to make driving safer and easier by monitoring the environment around the vehicle with features that adjust engine output and steering or braking to avoid accidents. The goal of active safety technologies is to provide early warnings to alert drivers, so they can take timely and appropriate action, or trigger intelligent systems that affect the vehicle’s motion using braking and steering to avoid accidents. Active safety systems can also improve the effectiveness of the restraint control systems which combine hazard information with traditional crash sensing methods.

Active safety functions include: Autonomous Emergency Braking, which brakes a vehicle autonomously; Adaptive Cruise Control, which keeps and adjusts the vehicle’s pre-set speed to keep a pre-set distance from vehicles ahead; Queue Assist, which takes control of braking and acceleration in slow-moving traffic; Forward Collision Warning; Blind Spot Detection; Rear Cross-Traffic Assist; Lane Departure Warning; Traffic Sign Detection; Light Source Recognition; Driver Monitoring for attention and drowsiness; Vehicle-to-Vehicle and Vehicle-to-Infrastructure communication; and Night Driving Assist.

Key systems used in the active safety functions and the Company’s capabilities, currently provided to the market or under active development, include:

•

Vision Systems: Vision systems are critical to driver assistance and safety functions, and support the driver in collision avoidance and mitigating severity in the event of an accident. Using our algorithms, the camera looks at the road ahead for other vehicles, road signs, lane markings and other key elements and provides information and warnings if the car is approaching a potentially hazardous traffic situation. Vision systems are used in applications such as road-sign recognition, lane detection along with forward and pedestrian collision warnings. We offer both forward looking mono- and stereo-vision systems:

•	The mono-vision system is a forward-looking camera that is mounted behind the windshield in front of the rear-view mirror. Images are interpreted by algorithms that help identify objects and assist the driver with warnings or actuations such as lane keeping and automatic braking of the vehicle. Mono-vision systems provide a significant level of accident reductions targeting 5-star safety levels.

•	Stereo-vision system technology goes a step further and measures the entire driving environment in 3D. The system is capable of acting on any object without classification. Stereo vison also provides free-space recognition, road surface measurement down to millimeter level accuracy, which is important to OEMs to improve safety and comfort and provides depth perception for distance calculations due to the 3D capability.

Next generation vision systems and algorithms such as our fourth-generation mono- and stereo-cameras, which are currently under development and planned for production in 2019, will support AD and NCAP 2020. Fifth generation vision systems which are in the early planning stages, intended for production in 2022, will offer more than five times higher image resolution than the current generations as well as offer multiple camera solutions. Selected customers for our vision systems include Geely, Mercedes-Benz, Volvo Cars and one additional Asian OEM.

•	Radar Systems: Radar systems capture and analyze driving conditions and alert the driver to potentially dangerous events, and can take control of the vehicle if the driver does not take timely, appropriate action. The radar systems are used in functions such as adaptive cruise control and automatic emergency braking. Radar is important because it provides superior performance in poor weather conditions such as rain and fog and other situations with poor visibility. Fused with vision systems, higher levels of functional safety are possible allowing a wider range of operating conditions. Our radar sensor portfolio includes: 25GHz ultra-wide band radar, 24 GHz narrow band radar, and 77GHz corner, front, and ultra-short-range radars. Selected customers for our radar systems include FCA, Geely, GM, Honda, Mercedes-Benz, Renault-Nissan and Volvo Cars.

•	ADAS ECUs: ADAS ECUs are an emerging product within the active safety market and are precursors to the autonomous vehicles of the future. Today, a limited number of OEMs are using separate ADAS ECUs, as most of the ADAS functionalities can be done in an integrated sensor-ECU. With future ADAS and AD systems increasing in complexity, the need for multi-sensor solutions and subsequently higher processing capabilities is expected to lead to more OEMs installing separate ADAS ECUs in their vehicles. Over time, we might also see a trend towards less intelligent sensors as most of the data processing will instead be able to be performed in the ADAS ECU.

In the ADAS ECU, large quantities of data from the vehicle’s different sensors is validated and analyzed. Advanced algorithms can then act in real time to warn the driver and control the vehicle throttle, braking and steering torque to follow a desired trajectory for fully automated driving. We believe one of the biggest challenges self-driving cars will have to overcome is being able to react to the randomness of traffic flow, other drivers, and the fact that no two driving situations are ever the same.

By using deep learning (artificial intelligence) and sensor fusion, algorithms in the ADAS ECU can likely be improved in such a way that the vehicle will be able to make better decisions than a human driver could. This processing must be done with multiple levels of redundancy to ensure the highest level of safety. The computing demands of driverless vehicles are 50 to 100 times more intensive than the most advanced vehicle today. Meeting these demands will be the major challenge in developing the next generation of ADAS ECUs, including data processing.

In 2016, we launched the world’s first ADAS ECU for mass production in Mercedes-Benz’s new E-class. We provide a similar solution to the updated Mercedes-Benz S-class.

•	Night Vision Systems: Using passive infrared technology, our night vision system identifies if pedestrians, animals or certain other hazards are present in the danger zone of a vehicle, and alerts the driver. Our night vision system is the key component in “dynamic light spot” pedestrian illumination system, which allows more time for drivers to identify potential hazards at distances beyond normal head-lights. Our fourth-generation night vision system, expected in 2020, will have improved field of view and detection distances, reduction in size, weight and cost featuring enhanced algorithms for pedestrian, animal and vehicle detection, as well as supporting night time automatic emergency braking solutions. Selected customers of the night vision system include Audi, Bentley, BMW, Cadillac, Citroen, GM, Lamborghini, Mercedes-Benz, PSA, Porsche, Rolls Royce and Volkswagen.

•	Safety Domain ECUs: As active and passive safety features become more advanced, having dedicated ECUs for the various features increases the complexity and cost of the vehicle architecture. The Safety Domain ECU replaces multiple dedicated ECUs across the vehicle by combining all active and passive safety ECUs into one powerful domain controller. This requires a highly powerful processor, able to execute simultaneous computing. Techniques such as virtualization enables the safe and secure separation of computing tasks, as the other controllers are not affected if one virtual controller fails.

•	LiDAR: In 2017 we agreed to collaborate with Velodyne to expand and commercialize our LiDAR development. LiDAR is expected to be an important sensor technology for the future development of AD systems. Under the current agreement with Velodyne, we will act as the Tier-1 supplier to the OEMs for the Velodyne LiDAR sensors. We will provide project management services, product validation and verification capabilities and system/interface packaging in supplying automotive-grade LiDAR systems to the OEMs. Our LiDAR product roadmap includes first providing it to test fleets of the OEMs and the robo-taxis market followed by developing a solid-state design for the consumer vehicle market.

•	Driver Monitoring: We have been developing solutions to address driver distraction and fatigue as they relate to traditional driving situations and driver attention for hands-free driving. In 2017, we entered into an agreement with Seeing Machines to accelerate this effort. This technology is expected to be necessary to achieve a 5-star NCAP rating in Europe in 2022 as well as Level 3 autonomy solutions worldwide. Our non-exclusive agreement with Seeing Machines utilizes their reference design to market under a license and allows us the ability to build hardware and feature level solutions on top of Seeing Machines’ world leading head pose, gaze and recognition data outputs.

•	RoadScape ™: Our RoadScape™ product line offers highly accurate satellite positioning along with world leading dead reckoning capabilities for increased precision in urban areas. Building on this, RoadScape™ provides a digital representation of the road ahead that can be further enhanced through probe data in the field and cloud connectivity. Finally, adding RoadScape™ communication technology to the vehicle allows for vehicle-to-vehicle, infrastructure and cloud connectivity for premonition and situational awareness in ADAS and AD.

•	Human Machine Interaction (“HMI”): Genuine two-way communication between vehicle and driver is critical to building driver trust and enhancing the driver experience. Veoneer’s Learning Intelligent Vehicle (“LIV”) is an artificial intelligence-equipped research vehicle that can understand and respond to context. LIV uses external and internal sensing combined with complex algorithmic Artificial Intelligence to create a unified contextual picture of what is going on with the occupants, vehicle, and driving situation, and then act and serve as a “co-pilot” to communicate with drivers and passengers. Veoneer will use LIV to learn more about task delegation, shared control, driver-vehicle collaboration; innovate ways to increase driver understanding of an autonomous system; and continually improve the system’s understanding of its human co-travelers.

Overview of Zenuity

In April 2017, we established Zenuity, our 50/50 joint venture with Volvo Cars to develop decision making software for ADAS and AD.

All ADAS and AD features are based on a recommended reference architecture for customers that require a system level solution. In March 2018, Zenuity was selected by Geely as supplier for Geely’s Level 3 project, which includes ADAS electronic control units and software, radar systems, as well as mono vision and stereo vision camera systems.

At the end of 2017, Zenuity had a team of over 500 employees and consultants, of which 90% are software engineers who have the necessary skills to develop these technologies. We expect to supply customers with Zenuity software beginning in 2019.

As described earlier, Veoneer, through our own product capabilities and extensive partnership network, have one of the broadest ADAS and AD product portfolio offerings, which include all major sensing technologies, decision making software, positioning and mapping technologies and cloud solutions.10

Our product portfolio has been significantly expanded over the recent years (as illustrated below) from individual hardware sensing components to a full range of key functions and capabilities as outlined below. This enables us to address our customer needs today, and likely in the future, by offering the entire spectrum of ADAS and AD solutions.

Active Safety Capabilities of Veoneer Today

[10]

The Company’s calculations are based on information on product portfolios of automotive safety electronics competitors, of which the largest market participants (Aptiv, Bosch, Continental, Denso, Magna, Valeo and ZF) have been analysed with publicly available information, such as the most recently annual reports, press releases and other relevant information available on company websites.

Active Safety Capabilities of Veoneer in 2013

Restraint Control Systems ($1,072.8 million sales in 2017; 46% of Veoneer sales): The restraint control system is the brain triggering a vehicle’s passive safety system in a crash situation. Restraint control systems consist of a restraint ECU and related remote crash sensors, including acceleration and pressure sensors. The ECU’s algorithms decide when a seatbelt pretensioner should be triggered and an airbag system should be deployed.

The ECU is mounted centrally in the vehicle, well protected in the event of a crash, and is supported by crash sensors mounted in the door beam, the pillar between the doors, the rocker panel, and/or in various locations at the front and rear of the vehicle. These “satellite” crash sensors provide acceleration data to enable early and appropriate deployment of the airbags and seatbelt pretensioners within milliseconds of a vehicle crash.

The ECU also contains certain sensors that are common with the brake system. We were the first to offer this type of solution, providing savings through the reduction in multiple sensors for measuring yaw rate, and consolidating this information on the vehicle data bus. Additionally, the restraint control system is capable of recording details of what happened before and during a crash event using an Event Data Recorder (“EDR”) with the restraint control ECU.

Selected customers include Fiat, Ford, Geely, GM, Great Wall, Hyundai/Kia, Jaguar Land Rover, Mazda, PSA, Renault/Nissan, Suzuki and Volvo Cars.

Brake Systems Segment (consisting of ANBS) ($475.9 million sales in 2017; 20% of Veoneer sales)

ANBS is our fully consolidated 51/49 joint venture established with Nissin Kogyo in 2016 for brake actuation and brake control systems. ANBS provides products for both traditional and new braking systems, which we see as building blocks, in the actuator area, towards HAD.

ANBS supplies brake systems including the brake booster, hydraulic proportioning valves and the electronic control module with sensors. The control module can modulate the brake pressure applied on each wheel individually to maintain optimum braking and offer features like ESC, Anti-locking Brakes (“ABS”) and Traction Control System.

For traditional brakes, vacuum produced by the ICE is necessary to amplify the force applied by the driver’s foot to convert it into hydraulic pressure to decelerate the vehicle. New drivetrains, such as HEV and EV, do not provide the same source of energy for boosting the brake input from the driver. Therefore, ANBS has developed new servo-assisted and integrated brake control systems that can work independent of the type of drivetrain used.

To improve the overall efficiency of vehicles, ANBS new braking systems also provides the opportunity to recover brake energy using electric motors as generators to charge batteries. This contrasts with conventional braking systems, where the excess kinetic energy is converted to unwanted and wasted heat by friction in the brakes.

ANBS currently produces brake systems capable of coping with regenerative braking and have developed an upgraded Electronic Brake Boost system for market introduction during the end of 2019. This system integrates the hydraulic brake modulator with the electronic brake control unit and the brake fluid reservoir into a single unit (so called “one box” design). Scalability and cost competitiveness of this technology qualifies ANBS to participate in the growth of brake-by-wire systems needed for regenerative braking while delivering superior braking performance to support the growing need for external brake requests such as AEB and other functionalities.

In January 2017, we announced that ANBS is expanding its customer base beyond its primary customer Honda, winning lifetime contract order value of more than $1 billion for our new braking system with a Detroit based OEM on a major vehicle platform. Production for this awarded business is currently scheduled to begin in 2020. There is no minimum purchase value associated with this awarded business. The agreement will be governed by the OEM’s general terms and conditions and Veoneer and such OEM will enter into a commercial and program agreement that will set forth the specific commercial terms and functional requirements with respect to this order. As is customary with other agreements with our customers, we expect that the contract may be terminated at any time by the OEM. The program life cycle is estimated to be six years. We received a second major order from the same OEM at the end of 2017. The main opportunities we see in brake systems stem from its capabilities in regenerative braking technology, which works well with combustion engine vehicles but is even more suitable for HEV and EV. We see significant opportunities to expand outside the current customer base, especially in combination with our strong customer relationships and global footprint.

In addition, in 2017 Autoliv decided to exit non-strategic products acquired relating to clutch and rear toe control product lines in the third and fourth quarters of 2017, respectively. These two products amount to approximately $30 million in annual revenue that is being phased out as the contracts expire, with approximately $20 million of the decline being realized by 2020.

Acquisition, Partnership and Collaboration History over Last Three Years

Our success and comprehensive product portfolio has partly been driven by acquisitions and partnerships, both critical elements to succeed within the multifaceted safety electronics industry, and to remain competitive against existing and new entrants looking to enter the market. These partnerships and collaborations have a strategic importance in the near and long term to develop additional autonomous driving building blocks and bring potential products to market in future years.

Acquisitions and Joint Ventures

•	February 2018: Zenuity announced the acquisition of Beyonav intellectual property and trademarks, a technology services company delivering innovative location-based solutions that go beyond traditional applications of navigation technology.

•	November 2017: We acquired Fotonic, a Swedish company with expertise in LiDAR and Time of Flight cameras, building on our collaboration with Velodyne that was established in June 2017. This acquisition adds to our portfolio the collaboration capabilities within LiDAR sensors, leveraging on our expertise in manufacturing and validation.

•

April 2017: We launched Zenuity, a strategic 50/50 joint venture with Volvo Cars. This JV is an industry first where an OEM and Tier-1 supplier, both recognized as pioneers in automotive safety, formed a company to develop ADAS software towards AD. Zenuity develops a software platform for

AD and ADAS purposes, with the potential to become an integrated AD solution. Since formation, Zenuity has formed partnerships with Ericsson and TomTom to be able to provide fully integrated solutions to customers. Details of these partnerships are outlined below.

•	April 2016: We formed ANBS, a 51/49 joint venture with Nissin Kogyo, a Japanese supplier of both traditional and new brake systems. The joint venture is consolidated by Veoneer. In January 2017, we announced that ANBS expanded its customer base beyond Honda, winning a lifetime contract order value of more than $1 billion for our new braking system with a Detroit-based OEM.

•	August 2015: We acquired MACOM’s automotive business, a supplier of GPS modules along with radio frequency and antenna products, to expand M/A-COM’s capabilities into active safety and augment our positioning, V2X (“Vehicle-to-Vehicle and Vehicle-to-Infrastructure”) and mapping capabilities.

Partnerships, Collaborations and Supplier Agreements

•	January 2018: Zenuity announced a non-exclusive collaboration with TomTom, to provide reference map architecture for the “Zenuity Connected Roadview” system for autonomous vehicles. TomTom’s High Definition (“HD”) Maps will power the localization, perception and path planning in the Zenuity AD software stack, in combination with on-vehicle sensors such as cameras, radar and LiDAR, to create continuously updated maps.

•	October 2017: We announced a non-exclusive collaboration with Massachusetts Institute of Technology AgeLab to develop deep learning algorithms that enable effective communication and transfer of control between driver and vehicle. This includes sensing driver gaze, emotion, cognitive load, drowsiness, hand position, posture, and fusing this information with the perception of the driving environment to create safe, reliable vehicles that drivers can learn to trust.

•	September 2017: Zenuity announced a non-exclusive collaboration with Ericsson. The aim is to develop the Zenuity connected cloud, where Ericsson will contribute its “Internet of Things” accelerator platform, aiming to integrate in-vehicle software and systems with connected safety data from other vehicles and infrastructure to potentially provide Over-the-Air (“OTA”) real time updates across the vehicle fleet.

•	August 2017: We announced a non-exclusive collaboration with Seeing Machines, a pioneer in computer vision based human sensing technologies, to develop next generation Driver Monitoring Systems (“DMS”) for autonomous vehicles.

•	July 2017: We announced a non-exclusive collaboration with Velodyne to sell various LiDAR sensors as the Tier-1 supplier to the OEMs. Under the current agreement with Velodyne, we will act as the Tier-1 supplier to the OEMs for the Velodyne LiDAR sensors. We will provide project management services, product validation and verification capabilities and system/interface packaging in supplying automotive-grade LiDAR systems to the OEMs.

•	June 2017: We announced a non-exclusive early stage collaboration with NVIDIA, in combination with Zenuity, providing Veoneer and Zenuity with pre-commercial access to NVIDIA’s AI computing platform for autonomous driving. Actual production vehicles utilizing said platform are not planned for sale before 2021.

Market Overview and Competitive Landscape

The automotive production value chain is split among OEMs such as General Motors, Toyota and Volkswagen and automotive suppliers, such as ourselves, Aptiv, Bosch, Continental, Denso, Magna, Valeo and ZF. Veoneer acts mainly as a Tier-1 supplier to OEMs, meaning that we sell products directly to OEMs.

Automotive Supplier Market Overview

Our underlying market is driven by two primary factors: Global Light Vehicle Production (“LVP”) and Content Per Vehicle (“CPV”), whereby CPV is the clear market driver of our TAM.

•	Light Vehicle Production: Over the last two decades, LVP has increased at an average annual growth rate of around 3% despite the cyclical nature of the automotive industry. LVP is expected to grow to around 96 million in 2019, and 107 million in 2025, from approximately 92 million in 2017.[11] The market is undergoing a shift from traditional ICE vehicles, to HEVs and EVs, as emission regulation becomes more stringent, and battery technology continues to evolve.

•	Content Per Vehicle: Unlike LVP, we can directly influence the CPV by introducing new technologies to the market. Looking ahead, we expect that safety CPV growth will primarily be driven by active safety content (including software), with total active safety market growing from approximately $50 per vehicle in 2017 to around $225 per vehicle in 2025,[12] representing a CAGR of roughly 21% from 2017 to 2025, as the demand for advanced active safety features grows.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Trends, Uncertainties and Opportunities” for additional information related to recent trends in LVP and CPV.

Market for Our Products

Our TAM consists of our three product areas: active safety, restraint control systems and brake systems. Our TAM is approximately $20 billion in 2017, and we believe it will grow by a 10% CAGR until 2025.13

1)	TAM (Total Addressable Market).
2)	Active Safety Market includes Radar (Front/Side/Rear), Forward looking Cameras (Mono/Stereo/Night Vision), Other (Advanced Driver Assist, Electronic Control Unit, LiDAR).

[11]	IHS Light Vehicle Production Database as of February 2018.
[12]	Based on the Company’s insights and estimates on prices and penetration rates of each Active Safety product available in 2017 and expected to be available in 2025.
[13]	The Company’s calculations for market estimates per product group are based on light vehicle production data from IHS database as of February 2018, supplemented by the Company’s internal market intelligence on prices and penetration rates of each expected Active Safety product and about light vehicle production based on publicly available information and history operating in the market.

We estimate our market share in 2017 is around 11%,14 where our market is characterized as relatively fragmented with many large cap automotive tier 1 suppliers who also compete in many other product lines, other than automotive safety electronics.

Our Estimated Market Shares - 2017A

Source: The Company’s market share estimates are based on internal market intelligence on geographies, OEMs and vehicle models in the products the Company competes along with vehicle production data from the IHS database.

Electronics Segment

Active Safety: Active safety consists of radar, night vision, front-view mono and stereo vision cameras and ADAS ECUs. This field is one of the fastest growing areas of vehicle equipment, as illustrated on the previous page. We estimate our Active Safety market to grow from $5 billion in 2017 to around $11 billion in 202015 which amounts to a 32% CAGR. We estimate our Active Safety market will continue to grow to approximately $24 billion in 202516 which amounts to approximately a 22% CAGR from 2017. This strong market growth is driven by the rapidly increasing penetration of ADAS and AD capabilities in vehicles. As illustrated below, IHS forecasts that approximately 70% of all global vehicle sales will be either semi or fully autonomous by 2029, while nearly all remaining vehicles will have some level of ADAS features.

[14]	The Company’s market share estimates are based on internal market intelligence on geographies, OEMs and their vehicle models in the product areas where the Company competes along with light vehicle production data from the IHS database.
[15]	The Company’s calculations for Active Safety market estimates are based on light vehicle production data from IHS database as of February 2018, supplemented by the Company’s internal market intelligence on prices and penetration rates of each expected Active Safety product.
[16]	The Company’s calculations for Active Safety market estimates are based on light vehicle production data from IHS database as of February 2018, supplemented by the Company’s internal market intelligence on prices and penetration rates of each expected Active Safety product.

Share of Vehicle Sales by Level of Autonomy

Source: IHS Automotive, Morgan Stanley Research

The Active Safety market growth is reflected in Active Safety CPV, which we expect to grow from approximately $50 in 2017 to approximately $225 in 2025.17

Increasing Levels of Software in the Future are Required to Enhance Safety

Source: Based on the Company’s internal market intelligence on prices & penetration rates of each product under the Company’s Safety Electronics market definition (including Active Safety, Restraint Control Systems and Brake Systems).

Active Safety Competitive Landscape

The active safety market is highly fragmented and highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop advanced hardware and software technologies and to maintain or improve on our already strong competitive position over our existing and any new competitors.18 Main competitors in active safety include Aptiv, Bosch, Continental, Denso, Magna, Valeo, ZF, and Intel/Mobileye.

[17]	Based on the Company’s insights and estimates on prices & penetration rates of each Active Safety product available in 2017 and expected to be available in 2025.
[18]	The Company’s calculations are based on information on product portfolios of automotive safety electronics competitors, of which the largest (Aptiv, Bosch, Continental, Denso, Magna, Valeo and ZF) have been analysed with publicly available information, such as the most recent annual reports, press releases, and other information available on company websites.

On a broader scale, we have seen significant shifts in our competitive landscape over the last several years. Technology companies have increased their presence and influence in automotive safety electronics, either through acquisitions or forming “ecosystems” around certain technologies with OEMs and other suppliers. This has led to new industry entrants like Apple, Google, Intel, NVIDIA, Qualcomm and Uber, which also provide partnership or customer opportunities for Veoneer hardware and software solutions.

Active Safety Market Position

Through acquisitions, technology partnerships with customers and licensing agreements, we have continuously added key building blocks and have obtained a market share of more than 16% in active safety in 2017.19 Zenuity has since inception formed several partnerships to establish a full-suite ecosystem, and competes with peer ecosystems such as the BMW/Intel/Mobileye collaboration.

Restraint Control Systems

The market for restraint control systems remains relatively fragmented with both traditional electronics suppliers and some passive safety suppliers. Over the past years, we have seen our market share increase mainly due to cost efficient integration solutions and strong customer relationships built on quality and technology advancements. Currently we are the leading supplier of Restraint Control Systems with a market share of around 25% in 2017.20 Our largest competitors include Bosch, Continental, Denso and ZF.

The total restraint control systems market amounted to approximately $3.8 billion in 2017, and is expected to decrease by around a 1% CAGR until 2025.21 We believe that the restraint control systems will play an integral role in a larger integration trend towards centralized Safety Domain Controllers in the future. In addition, our strong market position in restraint control systems will provide opportunities to become a leading supplier in the ADAS ECU and eventually the Safety Domain Controller market.

Brake Systems Segment

Brake systems consists of brake control ECUs, including ABS and ESC as well as the brake apply unit. We estimate the total brake systems market amounted to around $12 billion in 2017, with a projected CAGR of 4% through to 2022.22 The main growth driver is higher installation rates of ESC systems in China, South America and other emerging countries in Asia. Another major growth driver is more advanced and complex servo assisted systems and regenerative braking systems for HEVs and EVs. The ability to regenerate kinetic energy through

[19]	The Company’s Active Safety market share estimates are based on vehicle production data from IHS database and the Company’s market insights based on publicly available information and history operating in the market.
[20]	The Company’s Restraint Control Systems market share estimates are based on vehicle production data from IHS database and the Company’s market insights based on publicly available information and history operating in the market.
[21]	The Company’s calculations for Restraint Control Systems market estimates are based on vehicle production data from IHS database as of February 2018, supplemented by the Company’s own market insight about vehicle production based on publicly available information and history operating in the market, coupled with the Company’s insights and estimates on prices and penetration rates of each expected Restraint Control Systems product.
[22]	The Company’s calculations for Brake Systems market estimates are based on vehicle production data from IHS database as of February 2018, supplemented by the Company’s own market insight about vehicle production based on publicly available information and history operating in the market, coupled with the Company’s insights and estimates on prices and penetration rates of each expected Brake Systems product.

braking is of growing importance as vehicle powertrains are becoming increasingly electrified. We estimate that ANBS had a market share of just above 4% in 2017.23 Main competitors of ANBS include ADVICS, Bosch, Continental, Mando and ZF.

Research & Development and IP

Our ability to maintain our position at the forefront of technological innovations and to serve customers on a local-for-local basis will be differentiating factors to our success. Therefore, we maintain one of the broadest global networks of technical engineering centers across all major automotive regions to develop and provide advanced products, processes and manufacturing support for our manufacturing sites, and to provide our customers with local engineering capabilities and design development on a global basis.

As of December 31, 2017, we had 3,576 scientists, engineers and technicians around the world, of which approximately 72% are software engineers. We had 3,193 engineers in Electronics, of which 2,182 are in Active Safety, 1,011 are in Restraint Control Systems, and 383 are in Brake Systems.

We currently own approximately 600 active patents and have approximately 600 pending patent applications in the US and other jurisdictions. The active patents will expire between 2018 and 2037. We believe these patents provide meaningful protection for our products and technical innovations, but we do not believe that the loss or expiration of any specific patent would have a material effect on our business. We have registered the name Veoneer as a trademark in Sweden and are pursuing registration in other markets of interest. Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained and they have not been found to have become generic.

We are actively pursuing opportunities to commercialize and license our technology to the automotive industries, and we selectively utilize other companies’ licenses through sublicenses in order to support our business interests. These activities foster optimization of intellectual property rights.

We consider our patents, trademarks and licenses, as a whole, to be material to our business. However, we do not consider our business, or any of our business segments, to be materially dependent upon any individual patent, trademark or license.

Engineering Global Presence

Our total research and development expenses, including engineering, net of customer reimbursements, were $375 million, $300 million and $214 million for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, Zenuity has ramped up operations since inception in April 2017, recruiting more than 300 employees and consultants. Zenuity’s total expenses were $61 million in 2017, representing the last nine months of the year. These expenses were mainly related to research and development. We expect the Zenuity team to exceed 600 employees and consultants by the end of 2018.

We believe that our engineering and technical expertise, together with our emphasis on continuing research and development, allows us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative products to market. We believe that continued engineering activities are critical to maintaining our pipeline of technologically advanced products.

Given our strong financial discipline, we seek to effectively manage fixed costs and efficiently rationalize capital spending by evaluating the market and profit potential of existing and new customer programs, including investments in innovation and technology. We maintain our engineering activities around our focused product portfolio and allocate our capital and resources to those products and distinctive technologies.

[23]	The Company’s Brake Systems market share estimates are based on vehicle production data from IHS database and the Company’s market insights based on publicly available information and history operating in the market.

Customers

Veoneer serves most of the world’s major automotive OEMs, and is not dependent on one single customer. Our customer base has consistently increased and diversified over the last five years, mainly driven by our active safety product offerings and ANBS JV.

In 2013, we served 16 OEMs and our top five customers represented approximately 70% of sales. In 2017, we served a total of 16 customers and our largest customers were Honda (21% of sales), Daimler (17% of sales), Hyundai/Kia (12% of sales) and Ford (12% of sales). Some of the concentration is driven by the concentration in the automotive industry, with the five largest OEMs in 2017 accounting for 49% of global LVP and the ten largest for 74%.24

Our number of active safety customers has rapidly increased over the last two years across all product types. Due to our recently enhanced active safety capabilities, we are now on the bid list of more than 10 customers per product type, and have doubled our sourced customer awards from seven in 2015, to 14 today.

We typically supply products to our OEM customers through written contracts or purchase orders, which are generally governed by general terms and conditions established by each OEM. These arrangements include terms regarding price, quality, technology and delivery. Although it may vary from customer to customer, our customer contracts generally require us to supply a customer’s annual requirements for a particular vehicle model and assembly facilities, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally four to seven years. Because we produce products for a broad cross section of vehicle models, we are not overly reliant on any one vehicle model or one particular product.

These contracts are often subject to renegotiation, sometimes as frequent as on an annual basis, which may affect product pricing. In general, these arrangements with our customers provide that the customer can terminate them if we do not meet specified quality, delivery and cost requirements. Although these arrangements may be terminated at any time by our customers (but not by us), such terminations have historically been minimal and have not had a material impact on our results of operations. However, if terminations do occur in the future or if production under a contract winds down earlier than expected, then such event could have a material impact on our results of operations. The arrangements typically provide that we are subject to a warranty on the products supplied; in most cases, the duration of such warranty is coterminous with the warranty offered by the OEM to the end-user of the vehicle. We may also be obligated to share in all or a part of recall costs if the OEM recalls its vehicles for defects attributable to our products.

[24]	IHS Light Vehicle Production Database as of January 2018.

Customer Overview of Veoneer Today

Source: Company information and IHS automotive database as of December 2017. Customers shown represent >90% of light vehicle production.

Active Safety Customer Overview of Veoneer in 2015

Source: Company information and IHS automotive database as of December 2015. Customers shown represent >90% of light vehicle production.

Employees

As of December 31, 2017, we had a total of 7,485 employees, with 3,576 in engineering, 2,232 in production and 1,323 in production overhead, with the remainder employed in management, general and administrative functions. Within engineering, approximately 72% of employees worked as software engineers.

In addition, Zenuity had 502 employees and consultants at the end of 2017, whereof approximately 90% worked as software developers. In 2017, approximately 800 engineers were hired by Veoneer and approximately 200 were hired by Zenuity.

Veoneer Headcount Dec-2017

Source: Company information.

We consider our relationship with our personnel to be strong. We have not had any disputes which are significant or had a lasting impact on our relationship with our employees, customer perception of our employee practices or our business results.

Major unions to which some of our employees belong in Europe include: IG Metall in Germany; Unite the union in the United Kingdom; Confédération Générale des Travailleurs, Confédération Française Démocratique du Travail, and Force Ouvrière in France; If Metall, Unionen, Sveriges Ingenjörer and Akademikerföreningen in Sweden.

In addition, our employees in other regions are represented by the following unions: Unifor and the International Association of Machinists and Aerospace Workers (“IAM”) in Canada and Autoliv Nissin Brake Systems Roudou Kumiai in Japan.

In many European countries and in Canada, wages, salaries and general working conditions are negotiated with local unions and/or are subject to centrally negotiated collective bargaining agreements. The terms of our various agreements with unions typically range between 1-3 years. Some of our subsidiaries in Europe and Canada must negotiate with the applicable local unions with respect to important changes in operations, working and employment conditions. Twice a year, members of the Company’s management conduct a meeting with the European Works Council (“EWC”) to provide employee representatives with important information about the Company and a forum for the exchange of ideas and opinions.

In many Asia Pacific countries, the central or regional governments provide guidance each year for salary adjustments or statutory minimum wage for workers. Our employees may join associations in accordance with local legislation and rules, although the level of unionization varies significantly throughout our operations.

Manufacturing/R&D Footprint

As of December 31, 2017, we owned or leased 10 manufacturing sites and 14 technical centres. We have a presence in 10 countries. The following table shows the regional distribution of our manufacturing and technical sites:

	North America	Europe, Middle East & Africa	Asia Pacific	Total
Total Manufacturing Sites	3	2	5	10
Total Technical Sites	3	5	6	14
Zenuity Technical Sites.	1	2	0	3

Total Sites	7	9	11	27

Our global scale enables us to engineer globally and manufacture locally to serve our global and local OEMs as illustrated on the map below as of December 31, 2017.

Source: Company information

Financial Performance

Sales for Veoneer in 2017 of $2.3B increased by a 21% CAGR since 2015 when Autoliv commenced reporting the Electronics business as a segment. During this period, the positive operating leverage from the organic growth contributed to the increase in gross margin from 17.5% in 2015 to 20.0% in 2017.

During the period 2015 to 2017, Veoneer more than doubled its engineering employees to keep pace with the rapid advancements in innovation and technology in Active Safety. This has resulted in an increase in R,D&E from $214 million in 2015 to $375 million in 2017. Since R,D&E increased at a faster rate than sales, R,D&E increased from 13.4% to 16.2% as a percentage of sales.

Source: Company internal financial reporting.

For the same period (2015-2017), excluding the one-time non-cash impairment charge related to the braking systems JV in 2017, R,D&E increases have essentially offset the improvements in gross margin. The result is a slight decline in operating margin since 2015 mainly due to an increase in the amortization of intangibles related to acquisitions of 1%. Capital expenditures have increased since 2015 to support the organic growth.

See also Management’s Discussion and Analysis of Financial Condition and Results of Operations and Combined Financial Statements for Veoneer, Inc.

Inventory and Working Capital

We, as with other component manufactures in the automotive industry, ship our products to customer vehicle assembly facilities throughout the world on a “just-in-time” basis for our customers to maintain low inventory levels. Our suppliers (external suppliers as well as our own production sites) use a similar method in providing raw materials to us.

Sources and Availability of Raw Materials

We procure our raw material and components from a variety of suppliers around the world. Generally, we seek to obtain materials in the region in which our products are manufactured to minimize transportation, currency risks and other costs. The most significant raw materials we use to manufacture our products are various electrical components and ferrous metals for brake systems. As of December 31, 2017, we have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials more than those reasonably required to meet our production and shipping schedules.

Commodity cost volatility is a challenge for us and our industry. We are continually seeking to manage these costs using a combination of strategies, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers, hedging certain commodities and other means. Our overall success in passing commodity cost increases on to our customers has been limited. We will continue our efforts to pass market-driven commodity cost increases to our customers in an effort to mitigate all or some of the adverse earnings impacts, including by seeking to renegotiate terms as contracts with our customers expire.

Seasonality

Our business is moderately seasonal. Our European customers generally reduce production during the months of July and August and for one week in December. Our North American customers historically reduce production during the month of July and halt operations for approximately one week in December. Our Chinese customers generally reduce production during the Chinese New Year period in February. Shut-down periods in the rest of the world generally vary by country. In addition, automotive production is traditionally reduced in the months of July, August and September due to the launch of parts production for new vehicle models. Accordingly, our results reflect this seasonality. In addition, engineering income tends to be skewed towards fourth quarter.

Environmental Compliance

Most of the Company’s manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company’s plants is generally modest. While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Veoneer does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system in all plants globally and has adopted an environmental policy.

We are subject to various U.S. federal, state and local, and non-U.S., laws and regulations, including those related to environmental, health and safety, financial and other matters. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations that impact our business, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our financial condition, operating results and cash flows.

We are subject to various environmental regulations governing, among other things: (i) the generation, storage, handling, use, transportation, presence of, or exposure to hazardous materials; (ii) the emission and discharge of hazardous materials into the ground, air or water; (iii) the incorporation of certain chemical substances into our products, including electronic equipment; and (iv) the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain of our operations.

Dependency on Government Contracts

We are not dependent on government contracts. Some R&D projects are partly financed by certain government agencies.

Legal Proceedings

We may be involved in various claims and lawsuits arising in the ordinary course of business, some of which may include claims for substantial sums, including disputes with our customers or suppliers, intellectual property claims, government investigations, environmental issues, customs disputes and employment and tax issues. Liabilities related to some of these matters may be covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which include commercial matters and regulatory matters, we will recognize a liability when we believe the loss is probable and can be reasonably estimated. The ultimate results of claims and litigation cannot be predicted with certainty. We currently believe that the ultimate outcome of any such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period or our ability to run our business as currently conducted.

Detailed information related to legal proceedings we are or may be involved in can be found in Note 15, Contingent Liabilities to the Combined Financial Statements. Other than as set out in Note 15, we are not, and have not been, party to any legal or arbitration proceedings during the last twelve months which may have a material adverse effect on our consolidated financial position or results of operations.

Joint Venture Agreements

Zenuity Joint Venture Agreement

Zenuity operates pursuant to the Joint Venture Agreement, dated April 18, 2017 (the “Zenuity JV Agreement”), between Volvo Car Corporation (“Volvo Cars”) and a subsidiary of Autoliv. The parties entered into a number of related agreements in connection with forming the joint venture, including an investment agreement, commercialization agreements and intellectual property license and assignment agreements pursuant to which Volvo Cars and Autoliv transferred certain intellectual property rights to Zenuity.

In connection with the internal reorganization, Autoliv’s interest in Zenuity and agreements related to the business were transferred to Veoneer Sweden AB, a wholly-owned subsidiary of Veoneer, which is a subsidiary of Autoliv. As a result, Zenuity is 50% owned by Volvo Cars and 50% owned by Veoneer. Generally, a party may not transfer its interest in Zenuity to a third party without the prior written consent of the other party, except that both parties may transfer their interest to an affiliate, provided that the transferring party guarantees the obligations of the transferee.

The Zenuity JV Agreement describes the scope of the business activities of Zenuity, which is to develop automotive driver assistance and highly autonomous driving software solutions that can be supplied to Volvo Cars and other potential customers. In addition, Zenuity conducts research within the areas of human factors, vehicle environments and computer techniques to develop algorithms for driving assistance or automated driving. Zenuity owns and licenses certain intellectual property rights pursuant to commercialization agreements between the parties. Veoneer is the exclusive supplier and distribution channel for all Zenuity’s products sold to third parties; however, there is no exclusivity toward any customer or the owners. Volvo Cars can source such products directly from Zenuity.

The Zenuity JV Agreement provides that the board of directors of Zenuity is ultimately responsible for managing the business. The board consists of four directors and two deputy directors. Each party has the right to nominate two directors and one deputy director, and the chairmanship of the board will alternate between the parties every two years. The board is responsible for appointing the managing director and the chief financial officer, who oversee the daily operation of Zenuity. Zenuity holds general meetings of shareholders as required by applicable law and as specified in the Zenuity JV Agreement. Each party shall exercise its voting rights in a manner consistent with the Zenuity JV Agreement.

The parties to the Zenuity JV Agreement made initial capital contributions to Zenuity in accordance with an investment agreement between the parties at the time of formation. Zenuity developed a business plan at formation detailing future cash flow projections, including investments in RD&E. This business plan also provided indications of anticipated future funding needs. Any amounts agreed to be funded by Volvo Cars and Veoneer in the future will be funded 50% each by Volvo Cars and Veoneer. On March 27, 2018, each party contributed additional capital of SEK 600 million (approximately $71 million) in cash. The parties will consider additional capital injections from time to time as the need arises in relation to the business plan, although there are no requirements that any such capital injections be made. Zenuity is primarily funded by its equity and internally generated funds and borrowing from external lenders. The Zenuity JV Agreement provides that any distribution of profits to the parties is to be made in proportion to their ownership of shares in Zenuity and only if, following the distribution, there would be sufficient cash available to conduct the business.

If a party commits a material breach of the Zenuity JV Agreement and does not remedy such breach within 20 business days of receiving notice of breach from the other party, the non-breaching party may request redemption of shares held by the defaulting party in accordance with the procedure set forth in the Zenuity JV Agreement. Unless otherwise agreed by the parties, the redemption price will be at a discount to the value of the defaulting party’s shares. If a party is subject to a change of control, the other party will have the right to redeem the shares of the party subject to the change of control, except in cases where the change of control is occurring at the level of the top parent company. Volvo Cars has provided its consent to the change of control pursuant to the Zenuity JV Agreement so long as Veoneer continues to provide it with updates and other information regarding the spin-off. A party has the right to purchase shares of the other party at 100% of the value of the shares if such party is declared bankrupt or is insolvent.

Decisions by the board require unanimous approval of all directors participating in a meeting and decisions by shareholders require unanimous approval of representatives of both parties given at the general meeting. In the event that the board or shareholders are unable to come to a decision within 15 business days of a matter first being considered, one party may choose to refer the matter to a committee consisting of senior officers of each party for consultation and negotiation. If the committee cannot resolve the matter within 30 business days of the referral, any discussions or proposals with respect to the matter will not proceed unless required by law or obligations to a third party.

The Zenuity JV Agreement has an initial term of 20 years, and will automatically renew for consecutive 10 year terms, unless a party provides a written notice of termination at least three years prior to a renewal period. If a party is no longer a shareholder of Zenuity, the Zenuity JV Agreement will automatically terminate in respect of such party.

During the term of the Zenuity JV Agreement, the parties agree to not, and to cause their affiliates to not, engage in businesses or activities that would compete with those conducted by Zenuity, subject to certain exceptions set forth in the Zenuity JV Agreement. During the term of the Zenuity JV Agreement, the parties agree to not solicit employees of Zenuity. The Zenuity JV Agreement contains customary mutual confidentiality provisions.

The Zenuity JV Agreement is governed by Swedish law. Any disputes arising out of the Zenuity JV Agreement will be settled by arbitration administered by the Arbitration Institute of the Stockholm Chamber of Commerce. The seat of arbitration shall be in Gothenburg, Sweden.

ANBS Joint Venture Agreement

Brake Systems was formed by and operates pursuant to a number of agreements entered into between certain affiliates of each of Autoliv and Nissin Kogyo Ltd., Co. (“Nissin”), including a Share Purchase Agreement, dated September 9, 2015 (the “ANBS SPA”), and a Joint Venture Agreement, dated March 7, 2016 (the “ANBS JV Agreement”). The ANBS JV Agreement sets forth the agreements between Autoliv and Nissin with respect to the ownership, capitalization, governance and operations of Brake Systems. It provides that Autoliv owns 51% of each of the entities that comprise Brake Systems and Nissin owns the remaining 49% of each entity. In connection with the internal reorganization, Autoliv’s ownership of each of the entities that comprise Brake Systems was transferred by Autoliv and its subsidiaries to Veoneer and its subsidiaries.

The ANBS JV Agreement provides that Brake Systems is governed by a steering committee of five members, three of which are appointed by Veoneer US, a subsidiary of Veoneer, and two of which are appointed by Nissin. Veoneer US has the right to appoint the chairman of the steering committee. The steering committee has, to the fullest extent permitted by applicable law, the complete authority and discretion to manage and control the business of Brake Systems in accordance with the management structure set forth in the ANBS JV Agreement, including the authority to appoint officers and delegate authority to such officers. At the discretion of the steering committee, the parties may be required to cause their affiliates that comprise Brake Systems to make additional capital contributions on a pro rata basis based on the share of equity interests held by each party. The parties are entitled to proportional quarterly distributions in an amount sufficient to cover taxes and yearly distributions totaling at least 50% of the business’s total consolidated net cash flow.

The ANBS JV Agreement contains customary mutual representations and warranties and obligates each party to cause its affiliates to indemnify its respective shareholders, directors, officers, employees and agents. The ANBS JV Agreement contains mutual confidentiality provisions, pursuant to which each party may not during the term of the ANBS JV Agreement and for three years thereafter, use or disclose any confidential information or trade secrets of Brake Systems, subject to certain standard exceptions. During the term of the ANBS JV Agreement and for three years thereafter, each party agrees to not solicit for employment any employee of Brake Systems without the written consent of the other party, unless a former employee has not been employed by Brake Systems for at least six months. Each party must provide prompt notice to the other upon a change-in-control, and must obtain advance written consent of any transfer of its interests in Brake Systems. Please see “Risk Factors—Risks Related to Our Business—We are uncertain whether we will be able to obtain the consent of Nissin Kogyo, our ANBS joint venture partner, with respect to the spin-off” for additional information.

In the event the parties or steering committee are or is unable to agree on and resolve a matter requiring unanimous approval related to the management or operation of the business, Veoneer may offer to both sell to Nissin or purchase from Nissin all of its equity interests in Brake Systems. If Veoneer does not make such offer, Nissin may offer to both sell to Veoneer or purchase from Veoneer all of its equity interests in Brake Systems. Such offer to sell or purchase must be at the appraised fair value of the portion of the equity interests to be sold or purchased and must include (i) a statement that a condition to purchase shall be the absolute indemnity by the purchaser of the seller arising out of any guarantee by the seller of any debt of the business, (ii) a statement that the purchase price shall be payable in cash at closing, and (iii) a statement that the offer constitutes both an offer to sell the equity interests owned by the offeror and offer to purchase the equity interests owned by the offeree. Such an offer will be irrevocable for forty-five days and the offeree must accept either the offer to purchase or sell (the “Buy-Sell Option”). The ANBS JV Agreement will terminate at the time either party does not own any interest in Brake Systems as a result of the Buy-Sell Option or the Appraised Exit (defined below).

In certain circumstances, either party may exercise a right to purchase the equity interests held by the other party or sell the equity interests held by the exercising party. The exercising party must seek an appraisal of the fair market value of the business and purchase or sell its equity interest for an amount calculated as set forth in the ANBS JV Agreement (the “Appraised Exit”). The Appraised Exit right of one party is triggered by the change-in-control of the other party or an on-going material breach by the other party. In the event of a change-in-control of one party, the other party has 60 days after delivery of notice of change-in-control to exercise its Appraised Exit right. Nissin may also exercise its Appraised Exit right if it determines there has been a fundamental breakdown in the relationship between the parties following (i) the adoption of any material change to the business plan by the Steering Committee without any supporting votes from the members appointed by Nissin or (ii) the adoption of any material change to the compensation paid to the employees of Brake Systems or any subsidiaries without any supporting votes from Steering Committee members appointed by Nissin.

The ANBS JV Agreement is governed by Japanese law, and any claims between the parties must be finally settled by arbitration before a tribunal in Singapore.

PROPERTIES

Veoneer’s principal executive offices are located at                . Veoneer’s various businesses operate in a number of production facilities and offices. Veoneer believes that its properties are adequately maintained and suitable for their intended use and that the Company’s production facilities have adequate capacity for the Company’s current and foreseeable needs. All of Veoneer’s production facilities and offices are owned or leased by operating (either subsidiary or joint venture) companies.

VEONEER MANUFACTURING FACILITIES

Country/ Company	Location of Facility	Reporting Segment(s)	Items Produced at Facility	Owned/ Leased

Canada

Veoneer Electronics Canada, Inc.	Markham	Electronics	Airbag electronics, radar sensors	Leased

China

Veoneer (China) Electronics Co., Ltd.	Shanghai	Electronics	Airbag electronics, radar sensors	Owned

Autoliv Nissin Brake Systems (Zhongshan) Co., Ltd	Zhongshan	Brake Control Systems	Brake control systems	Owned

France

Veoneer Electronics SAS	Saint-Etienne du Rouvray	Electronics	Airbag electronics, ADAS ECUs	Owned

Japan

Autoliv Nissin Brake	Ueda	Brake Control Systems	Brake control systems	Leased

Systems Japan Co., Ltd	Shimo-Muroga	Brake Control Systems	Brake control systems	Leased

	Saku City	Brake Control Systems	Brake control systems	Leased

Sweden

Autoliv Sverige AB	Vårgårda	Electronics	Airbag electronics, vision cameras and radar	Owned

USA

Autoliv ASP, Inc.	Goleta	Electronics	Night vision	Leased

Autoliv Nissin Brake Systems America LLC	Findlay	Brake Control Systems	Brake control systems	Leased

	Southfield	Brake Control Systems	Brake control systems	Leased

TECHNICAL CENTERS

Country / Company	Location	Reporting Segment(s)	Product(s) Supported

China

Autoliv (Shanghai) Vehicle Safety System Technical Center Co., Ltd.	Shanghai	Electronics	Electronics customer applications and platform development with full-scale test laboratory

France

Veoneer Electronics SAS	Cergy-Pontoise	Electronics	Electronics platform development and customer applications

Germany

Autoliv B.V. & Co. KG	Dachau	Electronics	Electronics customer applications and platform development with full-scale test laboratory

India

Autoliv India Private Ltd.	Bangalore	Electronics	Electronics for passive and active safety

Japan

Autoliv Japan Ltd.	Hiroshima	Electronics	Electronics platform development

	Yokohama	Electronics	Electronics platform development

Autoliv Nissin Brake Systems Japan Co., Ltd.	Tochigi	Brake Systems	Brake control systems

Romania

Autoliv Romania S.R.L.	Timisoara	Electronics	Electronics for passive and active safety

South Korea

Autoliv Corporation	Seoul	Electronics	Electronics customer applications and platform development

Sweden

Autoliv Development AB	Vårgårda	Electronics	Research center

Autoliv Sverige AB	Linköping	Electronics	Electronics platform development

USA

Autoliv ASP Inc.	Southfield	Electronics	Brake control systems, electronics customer application and platform development

	Lowell	Electronics	Electronics platform development

	Goleta	Electronics	Night vision development

Our joint venture, Zenuity, leases technical centers in Munich, Germany, Göteborg, Sweden and Farmington Hills, Michigan, USA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presented below refer to and should be read in conjunction with the audited combined and unaudited condensed combined financial statements and the corresponding notes and the selected historical combined financial data, each included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which are described in detail in the section entitled “Special Note About Forward-Looking Statements”. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the “Risk Factors” section for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) is intended to help you understand the business operations and financial condition of Veoneer, Inc. (“we”, “our”, or “the Company”). This MD&A is presented in the following sections:

•	Executive Overview

•	Trends, Uncertainties and Opportunities

•	Results of Operations

•	Liquidity and Capital Resources

•	Off-Balance Sheet Arrangements and Other Matters

•	Non-U.S. GAAP Financial Measures

•	Significant Accounting Policies and Critical Accounting Estimates

•	Quantitative and Qualitative Disclosure about Market Risk

Veoneer, Inc. (“Veoneer” or the “Company”) is a Delaware corporation with its principal executive offices in Stockholm, Sweden. In early third quarter 2018 it is expected to be spun-off from Autoliv, Inc. The Company functions as a holding corporation and owns two principal operating subsidiaries, Veoneer AB and Veoneer US, Inc.

Veoneer is a “pure-play” global leader in the design, development, sale and manufacture of automotive safety electronics with a focus on innovation, quality and manufacturing excellence. Veoneer has operated for almost four years as a segment within Autoliv (“Electronics”). Based on the Autoliv heritage, Veoneer Safety Systems are designed to make driving safer and easier, more comfortable and convenient for the end consumer and to intervene before a collision. Veoneer endeavors to prevent vehicle accidents or reduce the severity of impact, in the event a crash is unavoidable. Through our customer focus, being an expert partner with our customers, we intend to develop human centric systems that benefit vehicle occupants.

Veoneer’s current product offering includes automotive radars, mono and stereo vision cameras, night vision systems, positioning systems, ADAS (advanced driver assist systems) electronic control units, passive safety electronics (airbag control units and crash sensors), brake control systems and a complete software offering towards highly automated driving (HAD) and eventually autonomous driving (AD). In addition, we offer driver monitoring systems, LiDAR sensors, RoadScape positioning and other technologies critical for HAD and AD solutions by leveraging our partnership network and internally developed intellectual property.

Veoneer’s filings with the SEC are available free of charge on our corporate website at www.autoliv.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (i.e. generally the same day as the filing).

Shares of Veoneer common stock are expected to trade on the New York Stock Exchange under the symbol “VNE”. Swedish Depository Receipts representing shares of Autoliv common stock (“SDRs”) trade on NASDAQ OMX Stockholm under the symbol “VNE SDB”, and options in SDRs trade on the same exchange under the name “Veoneer SDB”. Options in Autoliv shares trade on NASDAQ OMX PHLX and NYSE Amex Options under the symbol “ALV”. Our fiscal year ends on December 31.

Executive Overview

The planned spin-off of Autoliv’s Electronics segment is on track with trading in Veoneer, Inc. stock expected to begin early in the third quarter of 2018. Veoneer’s leadership positions were announced on March 22, 2018 and the internal reorganization of Autoliv and Veoneer was achieved on April 1, 2018. The internal reorganization resulted in the transfer of assets, liabilities and operations of Autoliv’s Electronics business on a global basis to our separate legal entities. Autoliv also announced Investor Days to be held in Stockholm and New York in late May and early June, respectively.

The first quarter was a solid start to 2018 for Veoneer with record sales of $0.6 billion while the operating margin was in line with our internal expectations, which includes planned increases in engineering costs to support our future sales targets. Our operating cash flow was also on track with internal expectations.

Veoneer’s strong momentum in Active Safety continues, with both stronger than expected core Active Safety sales growth and a milestone ADAS order with Geely, which includes Zenuity software along with the Veoneer hardware sensor suite of cameras, radars and ADAS electronic control units. While recent events in our industry around ADAS and AD are very unfortunate, these are reminders of the importance of system validations and to always have a mindset of quality first.

The product launch readiness for new programs in 2019 for Veoneer are generally on track and order intake remained strong during the first quarter of 2018. With quality as Veoneer’s top priority, the Company continues to execute on our spin-off plan while staying focused on creating trust in mobility and creating value for its stakeholders.

During fiscal 2017, Veoneer generated revenue of $2.3 billion, making the Company the largest pure-play listed automotive safety electronics company today.25 Our business is well diversified across geographic regions, product areas and customers. In fiscal 2017, 35% of our revenue was derived from Americas, 29% from Europe and 36% from Asia. In terms of product areas, 46% of our revenue came from restraint control systems, 34% from active safety products and 20% from brake systems. No single customer accounted for more than 21% of our revenue and our top five customers accounted for a total of approximately 70% of our revenue.

[25]	Larger (by revenue) listed safety electronics players are Aptiv, which is not purely focused on safety related products, in particular in Electrical/Electronic Architecture division, and Gentex, which is not purely focused on the automotive end-market, as it also provides products to the aerospace industry.

Veoneer has a market share in Restraint Control Systems (25%), a high market share in the fragmented Active Safety market (16%) and an emerging market position in our recently founded Brake Systems (4%) unit.26 Our active safety portfolio is directly exposed to and benefitting from the high growth in advanced driver assistance and autonomous driving markets, which are expected to grow by a 22% CAGR from 2017 through 2025.27

Basis of Presentation

The discussion below relates to the financial position and results of operations of a combination of entities under common control that have been “carved out” of Autoliv’s consolidated financial statements. The preparation of the combined financial statements required considerable judgment of management and reflect significant assumptions and allocations that management of Autoliv and Veoneer believe are reasonable. The historical combined financial statements reflect our historical financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Refer to Note 1, Basis of Presentation and Note 2, Summary of Significant Accounting Policies, to the annual audited Combined Financial Statements and the Unaudited Condensed Combined Financial Statements included herein for additional information.

Veoneer reports its financial results in two segments: Electronics and Brake Systems. Our Electronics reporting segment consists of our active safety and restraint control systems product areas. Our Brake Systems reporting segment consists of our brake systems product area, which are those products developed by our Autoliv Nissin Brake Systems joint venture.

Non-U.S. GAAP financial measures

Some of the following discussions refer to non-U.S. GAAP financial measures: see reconciliations for “Organic Sales” and “Adjusted Operating Margin” within the Non-U.S. GAAP Financial Measures section. Management believes that these non-U.S. GAAP financial measures provide supplemental information to investors regarding the performance of the Company’s business and assist investors in analyzing trends in the Company’s business. Additional descriptions regarding management’s use of these financial measures are included below. Investors should consider these non-U.S. GAAP financial measures in addition to, rather than as substitutes for, financial reporting measures prepared in accordance with U.S. GAAP. These historical non-U.S. GAAP financial measures have been identified as applicable in each section of this report with a tabular presentation reconciling them to the most directly comparable U.S. GAAP financial measures. It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Trends, Uncertainties and Opportunities

Key Market Growth Drivers

Content Per Vehicle. Consumer research highlights increasing demand for higher safety standards in cars. Additionally, there are several significant trends that will have a positive influence on overall CPV, which is the clear market driver of our TAM, including:

•	Increasingly Stringent Safety Test Standards and Government Regulations: The European New Car Assessment Programme (“NCAP”) continuously updates its test program to include more active

[26]	The Company’s market share estimates are based on vehicle production data from IHS database and Company’s market insights of the respective markets based on publicly available information and history operating in the market.
[27]	The Company’s calculations for the Active Safety market estimates are based on vehicle production data from IHS database as of February 2018, supplemented by the Company’s own market insight about vehicle production based on publicly available information and history operating in the market, coupled with the Company’s insights and estimates on prices and penetration rates of each expected Active Safety product.

safety technologies to help the European Union reach its target of cutting road fatalities by 50% by 2020, compared to 2010.[28] Also the U.S. National Highway Traffic Safety Administration (“NHTSA”) intends to ensure that its safety rating program continues to encourage automakers to develop and adopt active safety technologies where the end consumer and society at large will benefit. Inspired by this, 20 major OEMs selling LV on the US market have voluntarily agreed to implement autonomous emergency-braking systems and forward-collision warning systems as standard equipment on new vehicles produced by 2022.[29] OEMs seek to demonstrate that their new and refreshed car models satisfy the NCAP’s highest rating, typically five stars, generally an important decision criteria for consumers when purchasing a new vehicle. We expect that global NCAPs will continue to add specific ADAS applications to their evaluation criteria over the next several years, led by the European NCAP. We believe that this global rollout will lead to more harmonized requirements across key geographic areas. In addition, more stringent NCAP regulations drive OEMs to install more airbags and more advanced seatbelt systems in their vehicles, increasing the demand for more advanced Restraint Control Systems.

•	Industry Focus on Achieving Autonomous Driving: There is an ongoing evolution of collision avoidance technologies and an industry focus on achieving ADAS, Highly Automated Driving (“HAD”) and, ultimately, some form of AD. All levels of AD will require technology innovations of higher complexity, significantly increasing CPV. Full autonomous driving (Level 4/5 autonomy) cannot be achieved in one step. We expect there will be several technological innovations that are likely to revolutionize the driving experience. As an example, today there are solutions involving hands-free-capable driving at highway speeds and in congested traffic situations. Two additional solutions, which we believe could launch in 2019, are the inclusion of country road and city traffic capabilities. The latter solutions should require only minor additional sensing hardware, but significant algorithmic software advances and initially may only be available for certain geo-fenced areas.

•	“Vision Zero”, UN’s Decade of Action for Road Safety and Similar Initiatives: Society is increasingly focused on reducing traffic fatalities. We believe that active safety technologies will play a key role in achieving this vision, as the systems intervene before accidents occur.

•	Demographic Trends: There are additional growth drivers from various demographic trends, e.g., urbanization, aging driver populations adding demand for autonomous features and increased safety focus in Emerging Markets as GDP per capita expands.

•	Trend towards electric and hybrid vehicles: The main opportunities we see in brake systems stem from its capabilities in regenerative braking technology, which works well with combustion engine vehicles but is even more suitable for electric and hybrid vehicles. We see significant opportunities to expand outside the current customer base, especially in combination with our global reach and strong customer relationships.

Our TAM consists of three product areas: Active Safety, Restraint Control Systems and Brake Systems. The TAM is approximately $20 billion in 2017, and we estimate it will grow by a 10% CAGR through 2025 to approximately $43 billion.30

Light Vehicle Production. Our business is directly related to automotive LVP by our OEM customers. Automotive light vehicle sales depend on a number of different factors, including global and regional economic conditions as well as consumer buying behaviors in certain markets.

[28]	European Transport Safety Council – 5th EU Road Safety Action Programme 2020-2030.
[29]	Insurance Institute for Highway Safety Highway Loss Data Institute – Press Release 17 March 2016.
[30]	The Company’s calculations for market estimates are based on vehicle production data from IHS database as of February 2018, supplemented by the Company’s own market insight about vehicle production based on publicly available information and history operating in the market, coupled with the Company’s insights and estimates on prices and penetration rates of each expected product in the respective vertical.

Full-year 2017 global light vehicle production hit a new record, the eighth consecutive year, increasing with slightly more than 2%. In 2016, the LVP grew by 5% and in 2015, the year-over-year growth in LVP was more than 1%.31

The main markets contributing to the global LVP growth in 2017 are China and Europe. China, the largest LVP market, grew by around 17% or 3.8 million light vehicles (“LV”) from 2015 to 2017. However, in 2017, we saw a more moderate growth of around 2%, partly as result of the pull forward effect from the tax incentives on smaller vehicles in 2016. In China, LVP is expected to continue to grow, but more in line with global LVP. In Europe, which is an important market for advanced automotive safety systems, LVP increased by more than 6% or by approximately 1.3 million LVs during the same three-year period. In North America, LVP declined by close to 5% or 0.8 million units in 2017 as LV sales declined for the first time since the recession in 2009-2010 and we experienced a reduction in vehicle inventories as car manufacturers adapted inventory levels to support lower vehicle sales targets. Despite the negative impact from North America, the market has maintained an overall growth rate of around 7% for the period from 2015 to 2017. Additionally, LVP in Japan grew by more than 5% over the same period.32

Due to the nature of our products, our sales are determined by the production levels for the individual vehicle models for which Veoneer is a supplier and the market penetration rate of our products. The most important markets for Veoneer’s products today are North America, Europe, China, Japan and South Korea.

Market Strategies and Opportunities

Technologically advanced product portfolio. Our product offering has evolved from individual hardware components towards a full-suite of ADAS and automated driving system solutions. These range from vision and radar hardware to decision-making algorithms and software to vehicle actuation. Our integrated system solutions allow OEMs to reduce their need for several suppliers within vehicle safety electronics. We source the decision and control making software and other elements of our autonomous driving systems from our JV with Volvo Cars, Zenuity, and our partnership network built around it, including Velodyne LiDAR, NVIDIA, Seeing Machines, TomTom and Ericsson.

Research, Development & Engineering. Our history and culture of innovation have enabled us to develop significant intellectual property and design and development expertise to provide high-quality, technologically advanced products that meet and exceed our customers’ demands for safety, durability and performance. This is evidenced by our track record of introducing multiple industry firsts, underpinning our ability to commercialize new technology innovations. For example, in 2008, we integrated the ESC inertial motion sensors with electronic controls for airbags and other restraint systems (integrating active and passive safety). In 2011, we developed a system that combines controls for vehicle brakes with controls for vehicle restraints. In 2013, we introduced the industry first Autonomous Emergency Braking for both radar and vision and in 2016, we introduced the third-generation night vision solutions, the world’s first night vision system that can detect traffic danger and living things in total darkness or fog.

We have a team of approximately 3,600 scientists, engineers and technicians across 14 technical centers globally. In addition, as of December 2017, Zenuity had a team of 502 employees and consultants, of which approximately 90% are software engineers.

In addition to having our own researchers, Veoneer provides funding for several scientists at universities and independent research institutes to work on special projects, such as researchers in the Advanced Vehicle Technologies Consortium led by MIT.

[31]	IHS Light Vehicle Production Database as of February 2018.
[32]	IHS Light Vehicle Production Database as of February 2018.

During the past three years we have substantially increased our investments in research and development, including support for new business awards. In 2017, we invested $375 million in R,D&E, a 76% increase from 2015.

Market Uncertainties

Automotive Safety Regulation. Government automotive safety regulations have imposed ever more stringent safety regulations for vehicles and are a key driver in our business. These regulations are subject to change based on several factors that are not within our control, including new scientific or medical data, adverse publicity regarding autonomous vehicles or technology, domestic or foreign political developments or considerations and litigation relating to our products and our competitors’ products. Though increasing automotive safety regulation may generate higher demand for our products, we may not be able to take advantage of such demand if we are unable to anticipate regulatory changes and adapt quickly enough to meet such new regulatory standards or requirements.

Technology Uncertainties. The sale of our active safety products is determined, in part, by consumer acceptance and adoption of these technologies. Market acceptance of active safety technology depends upon many factors, including driver preference and perception, safety performance, cost and regulatory requirements related to such technologies. These factors may impact the ultimate market acceptance of ADAS, AD and HAD technologies. The performance, reputation and consumer acceptance of similar or complementary products of our competitors may impact the sales of our products. We must be able to anticipate changes in technology and develop and introduce new and enhanced products that can be differentiated in the market from the products of our competitors.

OEM Product Recalls. The number of vehicles recalled globally by OEMs has reached historically high levels. These recalls may either be initiated voluntarily by the OEMs or influenced or ordered by regulatory agencies. Given the sensitivity to safety issues in the automotive industry, including increased focus on potential problems from regulators and consumers, the number of automotive recalls may remain above historical levels over the near future. The Company’s strategy is to follow stringent internal procedures when developing new products and technologies and to apply a proactive “zero-defect” quality policy. The Company’s products have been involved in less than 1% of all recalls in automotive safety electronics since 2010.33

Pricing. Pricing pressure from customers is an inherent part of the automotive components business. The extent of price reductions varies from year to year and takes the form of one time give backs, reductions in direct sales prices or discounted reimbursements for engineering work.

New competition. Increased competition may result in price reductions, reduced margins and our inability to gain or maintain market share. OEMs rigorously evaluate suppliers based on product quality, price, reliability and delivery as well as engineering capabilities, technical expertise, product innovation, financial viability, application of lean principles, operational flexibility, customer service and overall management. To maintain our competitiveness and position, it is important to focus on these aspects of our customers’ evaluation and selection criteria for a Tier 1 supplier.

The largest growth opportunities are expected to be in the active safety systems market, which include many of the traditional Tier 1 automotive suppliers. As this industry is subject to rapid evolution and changes in technology, other non-traditional automotive suppliers may enter this attractive market. Additionally, there is no guarantee our customers will adopt our new products or technologies.

[33]	Company market insights based on publicly available information and history operating in the market.

Results of Operations

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Market overview

Light Vehicle Production Development

Change vs. same quarter last year

	China	Japan	RoA	Americas	Europe	Total
LVP1)	(2.4)%	(0.1)%	1.1%	(0.5)%	(0.1)%	(0.6)%

1)	Source: IHS April 17, 2018.

During the first quarter of 2018, the global light vehicle production declined by 0.6% mainly due to lower production in China where the tax incentive programs on certain vehicles, which has been in place for several years, expired on December 31, 2017. Within the Americas, North America declined by 2.7% while South America increased by 11.9% (Source: IHS April 17, 2018).

Consolidated Net Sales

The Company has substantial operations outside the U.S. and presently around 65% of its sales are denominated in currencies other than the U.S. dollar. This makes the Company and its performance in regions outside the U.S. sensitive to changes in U.S. dollar exchange rates when translated. The measure “Organic sales” presents the increase or decrease in the Company’s overall U.S. dollar net sales on a comparative basis, allowing separate discussion of the impacts by segment, of acquisitions/divestitures and exchange rate fluctuations and our ongoing core operations and results. The reconciliations provided in the section entitled “Non-U.S. GAAP Measures” present the change in “Organic sales” reconciled to the change in the total net sales as can be derived from our unaudited condensed consolidated financial statements.

The following table shows the Company’s consolidated net sales by segment and other for the first quarter of 2018 and 2017:

Net Sales by Segment

		Three months ended			Components of Change in Net Sales
		March 31, 2018	March 31, 2017	Reported change	Currency effects1)	Organic
Dollars in Millions		Unaudited	Unaudited	Based on Unaudited	Unaudited	Unaudited
Electronics		$480.9	$462.9	3.9%	6.3%	(2.4)%
Whereof	Restraint Control Systems	$267.7	$271.3	(1.3)%	6.8%	(8.1)%
	Active Safety	$213.2	$191.6	11.3%	5.5%	5.8%
Brake Systems		$113.6	$121.9	(6.8)%	4.6%	(11.4)%
Intersegment sales		$(0.2)	$(1.5)	—	—	—
Veoneer net sales		$594.3	$583.3	1.9%	5.9%	(4.0)%

1)	Effects from currency translations.

Net sales increased by 1.9% to $594 million for the first quarter of 2018 as compared to the first quarter of 2017. Excluding acquisition effects and positive currency translation effects, the decline in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was 4.0%.

Restraint Control Systems (mainly airbag control modules and remote crash sensing units) sales declined by 1.3%. The decrease in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 8.1%, was mainly driven by sales declines in South Korea and China with Hyundai/Kia along with GM and Nissan in North America and Mazda in Japan. The organic sales decline impact was mostly mitigated by a positive currency translation effect of 6.8%.

Active Safety (mainly automotive radars, cameras with driver assist systems and night vision systems) sales increased by 11.3% compared to the same quarter in 2017. The change was driven by an increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 5.8%. The Active Safety growth was positively impacted by almost 10% organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) increase in our core active safety products (including automotive radars, cameras with driver assist systems and ADAS-ECU) especially with models Mercedes, Honda and FCA. This was partially offset by the ramp-down of the current GPS business with Ford in North America as well as the ramp-down of our internally developed brake systems with Baojun in China. In addition, currency translation effects were a benefit of 5.5% over the same period last year.

Brake Systems sales declined by 6.8%, mainly due to the organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) decline of 11.4%, primarily with Honda in North America which was partially offset by a favorable currency translation effect of 4.6%.

Electronics Segment Performance

	Three months Ended March 31
Dollars in millions	2018 Unaudited	2017 Unaudited	Reported Change Based on Unaudited	Organic Change1) Unaudited
Electronics Sales	$480.9	$462.9	3.9%	(2.4)%
Electronics operating (loss)	$(1.1)	$(2.6)	57.7%
Electronics operating margin (%)	(0.2)	(0.6)	0.4%
Electronics headcount	6,077	5,292	14.8%

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

The operating loss in the Electronics Segment decreased by $1.5 million to $1.1 million in 2018 due to favorable operating leverage on gross profit and net currency effects which was partially offset by planned higher investments in R,D&E.

Brake Systems Segment Performance

	Three months Ended March 31
Dollars in millions	2018 Unaudited	2017 Unaudited	Reported Change Based on Unaudited	Organic Change1) Unaudited
Brake Systems Sales	$113.6	$121.9	(6.8)%	(11.4)%
Brake Systems operating (loss)	$(7.7)	$(1.9)	(305.3)%
Brake Systems operating margin (%)	(6.8)	(1.6)	(5.2)%
Brake Systems headcount	1,490	1,642	(9.3)%

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

The operating loss in Brake Systems increased by $5.8 million in the first quarter 2018 compared to 2017, mainly due to the negative operating leverage on gross profit related to the organic sales decline of around $14 million (non-U.S. GAAP Measure, see “Non-U.S. GAAP Measures” section for reconciliation).

Net Sales by Region

	Three Months Ended March 31			Components of Change in Net Sales
	2018 Sales	2017 Sales	Reported change	Currency effects1)	Organic
Dollars in Millions	Unaudited	Unaudited	Based on Unaudited	Unaudited	Unaudited
Asia	$210.9	$207.2	1.8%	7.1%	(5.3)%
Americas	$192.6	$215.5	(10.6)%	0.0%	(10.6)%
Europe	$190.8	$160.6	18.8%	12.2%	6.6%
Veoneer net sales	$594.3	$583.3	1.9%	5.9%	(4.0)%

1)	Effects from currency translations.

Sales from Veoneer’s companies in Asia increased by 1.8%, which was mainly driven by the favorable currency translation of 7.1%. The effect was partially offset by a decrease in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 5.3%. The decline was as a result of lower Restraint Control Systems sales to Hyundai/Kia in China and South Korea, together with Mazda in Japan and the continued ramp-down of our internally developed brake systems with Baojun in China and lower Brake Systems sales due to vehicle model changes, notably with Honda. This was partly offset by higher sales of Brake Systems to Honda in Japan, Active Safety Systems in China and Restraint Control Systems to Suzuki in India.

Sales from Veoneer’s companies in Americas decreased by 10.6% due to the decline in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation). Sales were negatively impacted by sales declines for Brake Systems to Honda and ramp-down with current GPS business with Ford as well as declining sales of Restraint Control Systems to GM and Nissan.

Sales from Veoneer’s companies in Europe increased by 18.8%, partially driven by an increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 6.6%. Active safety was the main contributor to the organic sales increase, specifically with core active safety products (including automotive radars, cameras with driver assist systems and ADAS-ECU) primarily with models from Mercedes and FCA. Favorable currency effects were 12.2% for the first quarter mainly due to the weakening US dollar when compared to the same period in 2017.

Veoneer Performance

	Three Months ended March 31		Change
(Dollars in millions, except per share data)	2018	2017	Δ	%
	Unaudited	Unaudited	Based on Unaudited
Net sales	$594.3	$583.3	$11.0	1.9%
Cost of sales	$(482.6)	$(469.9)	$(12.7)	2.7%
% of sales	(81.2)%	(80.6)%	(0.6)%
Gross profit	$111.7	$113.4	$(1.7)	(1.5)%
% of sales	18.8%	19.4%	(0.6)%
S,G&A	$(30.8)	$(29.4)	$(1.4)	4.8%
% of sales	(5.2)%	(5.0)%	(0.2)%
R,D&E, net	$(106.1)	$(87.5)	$(18.6)	21.3%
% of sales	(17.9)%	(15.0)%	(2.9)%
Amortization of intangibles	$(5.3)	$(19.1)	$13.8	(72.3)%
% of sales	(0.9)%	(3.3)%	2.4%
Other income (expense), net	$14.5	$12.2	$2.3	18.9%
% of sales	2.4%	2.1%	0.3%
Operating loss	$(16.0)	$(10.4)	$(5.6)	53.8%
% of sales	(2.7)%	(1.8)%	(0.9)%
Loss from equity method investments	$(14.0)	$—	$(14.0)	n.a.
Net interest income (expense)	$(0.1)	$—	$(0.1)	n.a.
Other non-operating items, net	$0.1	$(0.6)	$0.7	(116.7)%
Loss before taxes	$(30.0)	$(11.0)	$(19.0)	172.7%
Income tax expense	$(7.0)	$(11.0)	$(4.0)	(36.3)%
Net loss	$(37.0)	$(22.0)	$(15.0)	68.2%
Less Net (loss) attributable to non-controlling interest	$(4.7)	$(2.2)	$(2.5)	113.6%
Net loss attributable to controlling interest	$(32.3)	$(19.8)	$(12.5)	63.1%

Cost of Sales/Gross Profit

The gross profit for the first quarter 2018 decreased by $1.7 million when compared to the prior year due to the organic sales decline and the product recall discussed in footnote 14 of the Unaudited Condensed Combined Financial Statements.

Operating Loss

The operating loss and operating margin in the first quarter of around $16 million and (2.7)%, respectively, decreased by $5.6 million and 0.9% primarily due to the product recall discussed in footnote 14 of the Unaudited Condensed Combined Financial Statements when compared to the same quarter last year. Planned higher investments in R,D&E, net as we continue to invest in technology, competence and capacity to support strong customer order intake and new products were essentially offset by lower amortization of intangibles (related to M/A-COM for which we recorded an impairment of intangibles through amortization in the first quarter 2017) and higher other income related to the gain recorded associated with the reduction in the earn-out liability based on our assessment of fair value. Such gain was higher in 2018 vs. 2017 (see Note 5 of the Notes to the Unaudited Condensed Combined Financial Statements for these purchase accounting effects from the M/A-COM acquisition). S,G&A remained relatively unchanged compared to the same period in 2017.

Equity method investments

The equity method investment loss for the first quarter increased by $14 million due to Veoneer’s 50% share of the Zenuity joint venture which was formed in April of 2017.

Net interest expense

Net interest expense for the first quarter increased by $0.1 million to $0.1 million compared to 2017.

Income Tax

The income tax provision for the first quarter of 2018 was $7.0 million compared to $11.0 million in the same quarter of 2017. The tax expense in the first quarter of 2018 was primarily impacted by a reduction in the pre-tax earnings of our profitable subsidiaries, a change in the mix of earnings of our profitable subsidiaries and a $0.4 million net discrete benefit recorded during the quarter related to changes in our valuation allowance assessment for our US entity and one of our non-US entities.

Net Loss

The net loss attributable to controlling interest amounted to approximately $37 million for the first quarter as compared to a net loss of $22 million for the same period last year. Increased investment in R,D&E, product recall and the equity method loss relating to Zenuity were partially offset by lower amortization of intangibles.

Fiscal Year 2017 Compared to Fiscal Year 2016

Net Sales by Segment

					Components of Change in Net Sales
		2017 Sales (MUSD)	2016 Sales (MUSD)	Reported change	Acquisitions/ Divestitures	Currency effects1)	Organic
		Audited	Audited	Based on Audited	Unaudited	Unaudited	Unaudited
Electronics		$1,850.5	$1,836.5	0.8%	—	0.2%	0.6%
Whereof:	Restraint Control Systems	$1,072.8	$1,096.7	(2.2)%	—	0.3%	(2.5)%
	Active Safety	$777.7	$739.8	5.2%	—	0.1%	5.1%
Brake Systems		$475.9	$391.1	21.6%	30.8%	(1.8)%	(7.4)%
Intersegment sales		(4.2)	(9.3)	—	—	—	—
Veoneer sales		$2,322.2	$2,218.3	4.7%	5.4%	(0.1)%	(0.6)%

1)	Effects from currency translations.

Net sales increased for the full year 2017 by 4.7% to $2,322 million as compared to 2016. Excluding acquisition effects and negative currency translation effects, the decline in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was 0.6%.

Restraint Control Systems (mainly airbag control modules and remote crash sensing units) sales declined by 2.2%. The decrease in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was 2.5%, mainly driven by decline in North America, Japan and South Korea, partly mitigated by increased sales in China and India.

Active Safety (mainly automotive radars, cameras with driver assist systems and night vision systems) sales increased by 5.2% compared to 2016, all driven by an increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation). The growth for Active Safety was positively impacted by double-digit organic increase in sales of core active safety products (including automotive radars, cameras with driver assist systems and ADAS-ECU), and negatively impacted by sales declines for positioning systems in North America as well as the ramp-down of our internally developed brake systems in China.

Brake Systems sales increased by 21.6%, mainly driven by a full year of operations for ANBS in 2017 in comparison to 2016 when it was acquired. This change in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was adversely affected by changes in vehicle models, notably with Honda, that did not incorporate our products.

Electronics Performance

Dollars in millions	2017 Audited	2016 Audited	Reported Change Based on Audited	Organic Change1) Unaudited
Electronics Sales	$1,850.5	$1,836.5	0.8%	0.6%
Electronics operating income	$(13.7)	$11.1	(223.4)%
Electronics operating margin	(0.7)%	0.6%	(1.3)%
Electronics headcount	5,898	5,045	16.9%

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

The operating income in Electronics declined from $11.1 million in 2016 to an operating loss of $13.7 million in 2017, mainly because of continued high investments in RD&E, net, for future growth.

Brake Systems Performance

Dollars in millions	2017 Audited	2016 Audited	Reported Change Based on Audited	Organic Change1) Unaudited
Brake Systems Sales	$475.9	$391.1	21.6%	(7.4)%
Brake Systems operating income	$(247.2)	$(12.0)	1960.0%
Brake Systems operating margin	(51.9)%	(3.1)%	(48.8)%
Brake Systems headcount	1,586	1,733	(8.5)%

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

The operating loss in Brake Systems increased by around $235 million in 2017 compared to 2016 mainly due to a goodwill impairment charge of approximately $234 million. Excluding the impairment charge, operating loss was comparable to 2016.

Net Sales by Region

				Components of Change in Net Sales
	2017 Sales (MUSD)	2016 Sales (MUSD)	Reported change	Acquisitions/ Divestitures	Currency effects1)	Organic
	Audited	Audited	Based on Audited	Unaudited	Unaudited	Unaudited
Asia	$847.4	$787.5	7.6%	10.7%	(1.1)%	(2.0)%
Americas	$812.3	$832.4	(2.5)%	4.3%	0.0%	(6.8)%
Europe	$662.5	$598.4	10.8%	0.0%	1.0%	9.8%
Global	$2,322.2	$2,218.3	4.7%	5.4%	(0.1)%	(0.6)%

1)	Effects from currency translations.

Sales from Veoneer’s companies in Asia increased by 7.6%, of which the decrease in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was 2.0%. Sales declined as result of lower sales of Restraint Control Systems in Japan and South Korea, ramp-down of our internally developed brake system in China and lower sales of Brake Systems due to vehicle model changes, notably with Honda. This was partly offset by higher sales of Restraint Control Systems in China and India.

Sales from Veoneer’s companies in Americas decreased by 2.5%, of which the decrease in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) from Veoneer’s companies in the Americas was 6.8%. Sales were negatively impacted by sales declines for positioning systems to Ford as well as declining sales of Restraint Control Systems to GM.

Sales from Veoneer’s companies in Europe increased by 10.8%, mainly driven by an increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 9.8%. Active safety was the main contributor to the organic sales increase. Specifically, cameras with driver assist systems showed strong growth.

Veoneer Performance

	Years ended December 31		Change
(Dollars in millions, except per share data)	2017	2016	Δ	%
	Audited	Audited	Based on Audited
Net sales	$2,322.2	$2,218.3	$103.9	4.7%
Cost of sales	$(1,856.6)	$(1,795.1)	$(61.5)	3.4%
% of sales	(80.0)%	(80.9)%	0.9%
Gross profit	$465.6	$423.2	$42.4	10.0%
% of sales	20.0%	19.1%	0.9%
S,G&A	$(110.0)	$(109.8)	$(0.2)	0.2%
% of sales	(4.7)%	(4.9)%	0.2%
R,D&E, net	$(375.4)	$(299.7)	$(75.7)	25.3%
% of sales	(16.2)%	(13.5)%	(2.7)%
Goodwill impairment charge	$(234.2)	0.0	$(234.2)	n.a.
% of sales	(10.1)%	0.0%	(10.1)%
Amortization of intangibles	$(37.0)	$(34.5)	$(2.5)	7.2%
% of sales	(1.6)%	(1.6)%	(0.0)%
Other income (expense), net	$8.3	$(4.0)	$12.3	(307.5)%
% of sales	0.4%	(0.2)%	0.6%
Operating loss	$(282.7)	$(24.8)	$(257.9)	1,039.9%
% of sales	(12.2)%	(1.1)%	(11.1)%
Loss from equity method investments	$(30.7)	$—	$(30.7)	n.a.
Net interest income (expense)	$0.0	$(0.1)	$0.1	(100.0)%
Other non-operating items, net	$(0.8)	$3.1	$(3.9)	(125.8)%
Loss before taxes	$(314.2)	$(21.8)	$(292.4)	1,341.3%
Income tax expense	(30.1)	$(38.3)	$8.2	(21.4)%
Net loss	$(344.3)	$(60.1)	$(284.2)	472.9%
Net loss attributable to non-controlling interest	(127.3)	(7.0)	(120.3)	1,718.6%
Net loss attributable to controlling interest	$(217.0)	$(53.1)	$(163.9)	308.7%

Cost of Sales/Gross Profit

The gross profit for the full year 2017 increased by $42 million, compared to the prior year, as result of higher sales, driven primarily by sales increases for Active Safety and acquisition effects. The improved gross margin was mainly due to lower direct material costs, partly offset by higher costs related to investments for capacity and growth.

Operating Loss

Operating loss increased by around $258 million to $(283) million and the operating margin declined by 11.1% to (12.2)% mainly due to a goodwill impairment charge of approximately $234 million in the fourth quarter of 2017 as described below. Excluding the impairment charge, the operating loss was $(49) million and the negative 2.1% operating margin was a result of continued high investments in R,D&E, net for future growth partly offset by improved gross margin.

Selling, General and Administrative (S,G&A) remained unchanged compared to the prior year. R,D&E expenses, net increased by $76 million compared to the prior year due to our continued investment in technology, competence and capacity to support strong customer order intake and new products. The decrease in Other income (expense), net was primarily impacted by reduction of contingent consideration liability. See Note 3, Business Combinations, to the Combined Financial Statements included herein.

In the fourth quarter of 2017, the Company recognized an impairment charge of the full goodwill amount of $234 million related to the joint venture Autoliv Nissin Brake Systems (ANBS), which was due to a lower than originally anticipated sales development.

Net interest expense

Net interest expense decreased by $0.1 million to $0.0 million compared to 2016.

Income Tax

Our provision for income taxes for the years ended December 31, 2017 and 2016 was approximately $30 million and $38 million, respectively. The decrease in the provision for income taxes was due primarily to a reduction in the earnings of our profitable non-US subsidiaries and an increase in tax credits.

Net Loss

Net loss attributable to controlling interest amounted to approximately $217 million compared to a net loss of $53 million for the full year 2016. The increase in net loss for 2017 compared to 2016 was mainly due to the goodwill impairment, the increased investment in R,D&E and the equity method loss relating to Zenuity.

Fiscal Year 2016 Compared to Fiscal Year 2015

Net Sales by Segment

					Components Of Change In Net Sales
		2016 Sales (MUSD)	2015 Sales (MUSD)	Reported change	Acquisitions/ Divestitures	Currency effects1)	Organic
		Audited	Audited	Based on Audited	Unaudited	Unaudited	Unaudited
Electronics		$1,836.5	$1,588.6	15.6%	2.2%	(0.7)%	14.1%
Whereof:	Restraint Control Systems	$1,096.7	$977.5	12.2%	—	(0.6)%	12.8%
	Active Safety	$739.8	$611.1	21.1%	5.7%	(0.9)%	16.3%
Brake Systems		$391.1	$—	—	100.0%	0.0%	0.0%
Intersegment sales		(9.3)	—	—	—	—	—
Veoneer sales		$2,218.3	$1,588.6	39.6%	26.3%	(0.7)%	14.0%

1)	Effects from currency translations.

Consolidated Veoneer sales increased for the full year 2016 by 39.6% to $2,218 million compared to the same period in 2015 primarily due to acquisition of ANBS, which comprises our Brake Systems JV with Nissin Kogyo. Excluding acquisition effects and negative currency translation effects, the increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was 14.0%, generated by double-digit organic sales growth rate in all product areas.

Restraint Control Systems sales (mainly airbag control modules and remote crash sensing units) increased by 12.2% compared to 2015, mainly driven by an increase in organic sales of 12.8% (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation ) across most regions, in particularly due to strong performance in China.

Active Safety (mainly automotive radars, cameras with driver assist systems and night vision systems) sales increased by 21.1% compared to 2015, with a 16.3% increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) primarily generated by strong sales development with radar products in North America and camera and radar products in Europe, largely due to the increased demand for driving assistance at Mercedes. Sales of camera systems to BMW also contributed.

Sales of Brake Systems were in line with our expectations from the start of operations of ANBS in the beginning of the second quarter of 2016.

Electronics Performance

Dollars in millions	2016 Audited	2015 Audited	Reported Change Based on Audited	Organic Change1) Unaudited
Electronics Sales	$1,836.5	$1,588.6	15.6%	14.1%
Electronics operating income	$11.1	$6.6	68.2%
Electronics operating margin	0.6%	0.4%	0.2%
Electronics headcount	5,045	4,080	23.7%

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

Operating income in Electronics increased by $5 million in 2016 compared to 2015, mainly due to organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) growth and improved gross margin partly offset by higher costs for R,D&E, net.

Brake Systems Performance

Dollars in millions	2016 Audited	2015 Audited	Change	Organic Change1) Unaudited
Brake Systems Sales	$391.1	$—	—	—
Brake Systems operating income	$(12.0)	$—	—
Brake Systems operating margin	(3.1)%	—	—
Brake Systems headcount	1,733	—	—

1)	Non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation

Brake Systems were consolidated from April 1, 2016.

Net Sales by Region

				Components Of Change In Net Sales
	2016 Sales (MUSD)	2015 Sales (MUSD)	Reported change	Acquisitions/ Divestitures	Currency effects1)	Organic
	Audited	Audited	Based on Audited	Unaudited	Unaudited	Unaudited
Asia	$787.5	$421.2	87.0%	63.6%	(1.4)%	24.8%
Americas	$832.4	$651.2	27.8%	23.1%	0.0%	4.8%
Europe	$598.4	$516.2	15.9%	0.0%	(1.0)%	16.9%
Global	$2,218.3	$1,588.6	39.6%	26.3%	(0.7)%	14.0%

1)	Effects from currency translations.

Sales from Veoneer’s companies in Asia increased by 87.0%, primarily due to the inclusion of ANBS. The 24.8% increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) was mainly driven by Restraint Control System sales in China and South Korea.

In the Americas, consolidated sales were 27.8% higher compared to 2015, primarily due to the inclusion of ANBS, which began operations in 2016 and comprises our Brake Systems segment. The 4.8% increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) from Veoneer’s companies was primarily driven by higher sales of radar products.

Sales from Veoneer’s companies in Europe increased by 15.9%, mainly driven by an increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) of 16.9%, mainly due to higher sales of active safety products. Currency translation had a small negative effect.

Veoneer Performance

	Years ended December 31		Change
(Dollars in millions, except per share data)	2016	2015	Δ	%
	Audited	Audited	Based on Audited
Net sales	$2,218.3	$1,588.6	$629.7	39.6%
Cost of sales	$(1,795.1)	$(1,310.2)	$(484.9)	37.0%
% of sales	(80.9)%	(82.5)%	1.6%
Gross profit	$423.2	$278.4	$144.8	52.0%
% of sales	19.1%	17.5%	1.6%
S,G&A	$(109.8)	$(68.0)	$(41.8)	61.5%
% of sales	(4.9)%	(4.3)%	(0.6)%
R,D&E, net	$(299.7)	$(213.6)	$(86.1)	40.3%
% of sales	(13.5)%	(13.4)%	(0.1)%
Amortization of intangibles	$(34.5)	$(9.8)	$(24.7)	252.0%
% of sales	(1.6)%	(0.6)%	(1.0)%
Other income (expense), net	$(4.0)	$4.6	$(8.6)	(187.0)%
% of sales	(0.2)%	0.3%	(0.5)%
Operating loss	$(24.8)	$(8.4)	$(16.4)	195.2%
% of sales	(1.1)%	(0.5)%	(0.6)%
Net interest income (expense)	$(0.1)	$(0.3)	$0.2	66.7%
Other non-operating items, net	$3.1	$0.5	$2.6	520.0%
Loss before taxes	$(21.8)	$(8.2)	$(13.6)	165.9%
Income tax expense	(38.3)	$(21.8)	$(16.5)	75.7%
Net loss	$(60.1)	$(30.0)	$(30.1)	100.3%
Net loss attributable to non-controlling interest	(7.0)	0.0	(7.0)	n.a.
Net loss attributable to controlling interest	$(53.1)	$(30.0)	$(23.1)	77.0%

Cost of Sales/Gross Profit

The gross profit for the full year 2016 increased by $145 million, as compared to the prior year, primarily driven by higher sales and higher gross margin. The gross margin increased by 1.6% compared to 2015, mainly due to the increase in organic sales (non-U.S. GAAP measure, see “Non-U.S. GAAP Measures” section for reconciliation) and lower direct material costs.

Operating Loss

The operating loss increased by approximately $16 million to minus $25 million and the operating margin decreased by 0.6% to (1.1)%. In 2016, the operating margin was negatively affected by costs related to the formation of ANBS and higher costs for R,D&E, net partly offset by higher organic sales.

Selling, General and Administration (S,G&A) expenses increased by $42 million mainly driven by higher personnel costs including acquisition effects.

The increase in R,D&E net was primarily related to high order intake, support of new projects and investments to deliver on growth opportunities.

Amortization of intangibles increased by $25 million due to the full year impact in 2016 of amortization of intangible assets associated with the acquisition of MACOM’s automotive business in 2015, and amortization of intangible assets related to the joint venture, ANBS, which closed at end of the first quarter 2016. See Note 3, Business Combinations, to the Combined Financial Statements included herein.

Other income (expense), net was around $9 million lower than prior year mainly due to an insurance reimbursement in 2015 and one-time severance arrangements.

Income Tax

Our provision for income taxes for the years ended December 31, 2016 and 2015 was approximately $38 million and $22 million, respectively. The increase in the provision for income taxes was due primarily to an increase in the earnings of our profitable non-US subsidiaries.

Net Loss

Net loss attributable to controlling interest amounted to approximately $53 million compared to a loss of $30 million for the full year 2015, mainly due to the higher SG&A and amortization expenses associated with ANBS as well as increased investment in R, D&E.

Liquidity and Capital Resources

	Three Months Ended March 31
(Dollars in Millions)	2018	2017	Change
	Unaudited	Unaudited	Δ
Net cash (used in) provided by operating activities	$(78.7)	$7.6	$(86.3)
Net cash used in investing activities	(24.9)	(16.4)	(8.5)
Net cash provided by financing activities	103.6	8.8	(94.8)
Effect of exchange rate changes on cash and cash equivalents	—	—	—

(Increase) / (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Net Cash (Used in) Provided by Operating Activities

Net Cash used in operating activities during the first quarter of 2018 of around $79 million was approximately $86 million higher than the same period last year mainly due to timing related to working capital items.

Net Cash Used in Investing Activities

In the first quarter cash used in investing activities amounted to $25 million. Our investing activities primarily consist of investments in property, plant and equipment and acquisition of businesses, net of cash. During the first quarter of 2018, the Company contributed $71.5 million to the Zenuity joint venture which was offset by the re-payment of related party receivables of $76.0 million. For the same period last year, our investing activities were $16 million. The increase is mainly due to slightly higher capital expenditures net.

Net Cash Provided by Financing Activities

For the first quarter of 2018 and 2017, respectively, cash provided by financing activities amounted to $104 million and $9 million, respectively. During the three month period ended March 31, 2018, the Company borrowed $23.5 million to pay off related party debt. In addition, funding has been provided by Autoliv to support the Company’s investments in future growth activities.

Capital Expenditures

Capital expenditures (see “Definitions” section below), gross was $31 million in in the first quarter 2018 as compared to $27 million in 2017, corresponding to 5.2% and 4.6% of net sales, respectively.

Significant Legal Matters

For discussion of legal matters we are involved in, see Note 14, Contingent Liabilities, to the Unaudited Condensed Combined Financial Statements included herein.

Foreign Earnings

Substantially all of the Company’s non-U.S. earnings are permanently reinvested outside the U.S. The permanently reinvested earnings are not planned to be repatriated to the U.S. as they will be used to fund ongoing operations in Sweden.

Income Taxes

The Company has reserves for taxes that may become payable in future periods because of tax audits. At any given time, the Company may be subject to tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See Note 6, Income Taxes, to the Unaudited Condensed Combined Financial Statements included herein.

	Years ended December 31
(DOLLARS IN MILLIONS)	2017	2016	2015
	Audited	Audited	Audited
Net cash (used in) provided by operating activities	$(1.2)	$(7.3)	$18.9
Net cash used in investing activities	(230.4)	(335.4)	(202.3)
Net cash provided by financing activities	231.6	342.7	183.4
Effect of exchange rate changes on cash and cash equivalents	—	—	—

(Increase) / (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Net Cash (Used in) Provided by Operating Activities

Cash used in operating activities was $(1) million in 2017 and $(7) million in 2016. Cash provided by operating activities was $19 million in 2015.

Days receivables outstanding (see “Definitions” section below) were 74 at December 31, 2017, compared to 73 at December 31, 2016.

Days inventory outstanding (see “Definitions” section below) were 31 at December 31, 2017, compared to 29 at December 31, 2016.

Net Cash Used in Investing Activities

In 2017, 2016 and 2015, cash used in investing activities amounted to $230 million, $335 million and $202 million, respectively. Our investing activities primarily consist of investments in property, plant and equipment and acquisition of businesses, net of cash.

Capital Expenditures

Capital expenditures (see “Definitions” section below), gross was $110 million in 2017, $103 million in 2016 and $53 million in 2015, corresponding to 4.7%, 4.6%, and 3.3% of net sales, respectively.

Business Combinations, Acquisitions and Divestments

Historically, we have made many acquisitions. We focus on two principal growth areas around our core business with the greatest potential, active safety systems and growth markets.

On November 1, 2017, we completed the acquisition of all the shares in Fotonic i Norden dp AB (Fotonic), headquartered in Stockholm and Skellefteå in Sweden. The preliminary acquisition date fair value of the total consideration transferred was $16.9 million, consisting of a $14.5 million cash payment and $2.4 million deferred purchase consideration, payable at the 18 months anniversary of the closing date. The deferred purchase consideration reflects the holdback amount as stipulated in the share purchase agreement. The transaction has been accounted for as a business combination.

In April 2017, we formed Zenuity, our 50% owned joint venture with Volvo Cars. Zenuity, headquartered in Gothenburg, Sweden, develops software solutions for ADAS, HAD and AD applications. Veoneer is the exclusive supplier of and distribution channel for all Zenuity products sold to third parties. As part of the agreement, Autoliv invested about $111.5 million into the joint venture as an upfront cash payment for Veoneer’s 50% share. In March 2018, we, together with our co-owner, contributed 600 MSEK (approximately $71 million) cash each into Zenuity in funding for future capital needs.

In March 2016, we acquired a 51% interest in the entities that form ANBS for approximately $263 million in cash. ANBS designs, manufactures and sells products in the brake and actuation systems business. Nissin Kogyo retained a 49% interest in the entities that formed ANBS. Veoneer has management and operational control of ANBS and consolidates the results of operation and balance sheet from ANBS. The transaction has been accounted for as a business combination. The recognized goodwill of $234.7 million as of March 31, 2016, reflects expected synergies from combining Veoneer’s global reach and customer base with Nissin Kogyo’s world leading expertise (including workforce) and technology in brake and actuation systems (for more information, see Note 3, Business Combinations, to the Combined Financial Statements included herein). In the fourth quarter of 2017, we recognized an impairment charge of the full goodwill amount of $234.2 million related to ANBS. The Company estimated the fair value of ANBS using the discounted cash flow method taking into account expected long-term operating cash-flow performance. The primary driver of the goodwill impairment was due to the lower than expected long-term operating cash flow performance of the business unit as of the measurement period. We also assessed any potential impairment of acquired ANBS intangible assets comparing the undiscounted future cash flows to the carrying value of the assets. The undiscounted cash flow test indicated no impairment of the acquired intangible assets.

In August 2015, we acquired the “Automotive Solutions” business of M/A-COM Technology Solutions Holdings, Inc. (MACOM), which is a carve-out of the automotive business of MACOM, through the acquisition of all of the shares of M/A-COM Auto Solutions, Inc., for total consideration of approximately $138.5 million including earn-outs. The transaction has been accounted for as a business combination. The recognized goodwill of approximately $85 million mainly reflects the expected synergies from combining the Active Safety operations of the Company and the acquired “Automotive solutions” business from MACOM. The goodwill is expected to be fully deductible for tax purposes. From the date of acquisition through December 31, 2015, the MACOM business reported net sales of $30 million.

Significant Legal Matters

For discussion of legal matters we are involved in, see Note 15, Contingent Liabilities, to the Combined Financial Statements included herein.

Foreign Earnings

Substantially all of the Company’s non-U.S. earnings are permanently reinvested outside the U.S. The permanently reinvested earnings are not planned to be repatriated to the U.S. as they will be used to fund ongoing operations in Sweden.

Income Taxes

The Company has reserves for taxes that may become payable in future periods because of tax audits. At any given time, the Company may be subject to tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See Note 5, Income Taxes, to the Combined Financial Statements included herein.

Overview of Capital Structure

Related to the spin-off from Autoliv, we expect that Autoliv will provide total cash liquidity of approximately $1.0 billion, (funded through a mixture of new external funding obtained by Autoliv and existing cash at Autoliv). The capital contribution from Autoliv will help fund our planned operations until Veoneer reaches positive cash flow. The capital injection will be used for ongoing working capital requirements and capital expenditures and considers on-going investments in joint ventures, particularly Zenuity, as well as certain anticipated business combinations. Veoneer will not have any additional debt resulting from the transaction with Autoliv. We have based our cash sufficiency estimate on assumptions that may prove to be incorrect. If our assumptions prove to be incorrect, we could consume our available capital resources sooner than we currently expect or in excess of amounts that we currently expect, which could adversely affect our development activities. To the extent we generate more cash flow than expected, we may consider using this cash flow for undertaking new capital investment projects, strategic acquisitions, and return capital to shareholders and/or general corporate purposes.

Contractual Obligations and Commitments

The table below reflects our contractual obligations as of December 31, 2017. As of March 31, 2018, the Company’s future contractual obligations have not changed materially.

AGGREGATE CONTRACTUAL OBLIGATIONS 1)	Payments due by Period
(DOLLARS IN MILLIONS)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Related party long-term debt	62.2	—	51.2	11.0	—
Operating lease obligations	21.6	7.9	10.1	3.5	0.1
Build-to-suit lease obligations	77.7	0.6	9.1	9.5	58.5
Pension contribution requirements 2)	4.8	4.8	—	—	—
Other non-current liabilities reflected on the balance sheet	18.1		16.5	0.1	1.5
Unconditional purchase obligations	20.0	10.0	10.0

Total	$204.4	$23.3	$96.9	$24.1	$60.1

1)	Excludes contingent liabilities arising from litigation, arbitration, regulatory actions or income taxes
2)	Expected contributions for funded and unfunded defined benefit plans exclude payments beyond 2018

Contractual obligations include related party long-term debt, lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interest is not included in this table.

Related party long-term debt: The related party debt obligations include two debt facilities between the Company and Autoliv as well as capital lease obligations. The capital lease obligations mainly relate to property and plants in Japan and are between Autoliv Nissin Brake Systems (a 51% owned subsidiary) and Nissin Kogyo. See Note 19, Relationship with Parent and Related Entities, to the Combined Financial Statements included herein.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire on various dates. See Note 16, Commitments, to the Combined Financial Statements included herein.

Build-to-suit lease obligations: The Company has entered into build-to-lease arrangements for certain buildings during 2017. See Note 16, Commitments, to the Combined Financial Statements included herein.

Pension contribution requirements: The Company sponsors defined benefit plans that cover eligible employees in Japan, Canada, and France. In 2018, the expected contribution to all plans, including direct payments to retirees, is $4.8 million, of which the major contribution is $3.2 million for our Canada pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2018. We may elect to make contributions in excess of the minimum funding requirements for the Japan, Canada, and France plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements. This contribution amount does not include plans considered to be multiemployer with Autoliv. See Note 2, Summary of Significant Accounting Policies, and Note 17, Retirement Plans, to the Combined Financial Statements included herein.

Excluded from the above are expected contributions of less than $0.2 million due in 2018 with respect to our other post-employment benefit (OPEB) plan, which represent the expected benefit payments to participants as costs are incurred. See Note 17, Retirement Plans, to the Combined Financial Statements included herein.

Other non-current liabilities reflected on the balance sheet: The Company has an earn-out payment related to the MACOM acquisition amounting to $14 million to be paid in year 2020 if the earn-out criteria are met as well as a holdback amount related to the Fotonic acquisition to be paid in 2019. See Note 3, Business Combinations, to the Combined Financial Statements included herein.

Unconditional purchase obligations: During the year ended December 31, 2017, the Company entered into an unconditional purchase obligation with $10 million to be paid in each of the 2018 and 2019 years. This amount will be reimbursed by Zenuity. There are no obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business.

Autotech Venture Fund

On June 30, 2017, Veoneer committed to make a $15 million investment in Autotech Fund I, L.P. pursuant to a limited partnership agreement, and, as a limited partner, will periodically make capital contributions toward this total commitment amount. During the second half of 2017, Veoneer has in total contributed $3.8 million to the fund. The initial term of the fund is set to expire on December 31, 2025. This fund focuses broadly on the automotive industry and complements the Company’s innovation strategy, particularly in the areas of active safety and autonomous driving. Under the limited partnership agreement, the general partner has the sole and exclusive right to manage, control, and conduct the affairs of the fund.

Off-Balance Sheet Arrangements and Other Matters

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Non-U.S. GAAP Financial Measures

Organic Sales

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates approximately three quarters of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be rather volatile. We also use organic sales to reflect the fact that the Company has made several acquisitions and divestitures.

Organic sales present the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The following tabular reconciliation presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

Components in Net Sales Increase/Decrease

	Asia		Americas		Europe		Total
Dollars in Millions	Unaudited		Unaudited		Unaudited		Unaudited
Three Months Ended March 31, 2018 vs. 2017%		$	%	$	%	$	%	$
Reported change	1.8	3.7	(10.6)	(22.9)	18.8	30.2	1.9	11.0
Currency effects1)	7.1	14.7	0.0	0.0	12.2	19.6	5.9	34.4

Organic change	(5.3)	(11.0)	(10.6)	(22.9)	6.6	10.6	(4.0)	(23.4)

1)	Effects from currency translations.

	Electronics				Total Electronics		Brake Systems		Total
	Restraint Control Systems		Active Safety
Dollars in Millions	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
Three Months Ended March 31, 2018 vs. 2017%		$	%	$	%	$	%	$	%	$
Reported change	(1.3)	(3.6)	11.3	21.6	3.9	18.0	(6.8)	(8.3)	1.9	11.0
Currency effects1)	6.8	18.4	5.5	10.5	6.3	29.0	4.6	5.6	5.9	34.4

Organic change	(8.1)	(22.0)	5.8	11.1	(2.4)	(11.0)	(11.4)	(13.9)	(4.0)	(23.4)

1)	Effects from currency translations.

	Asia		Americas		Europe		Total
Unaudited	Unaudited		Unaudited		Unaudited		Unaudited
2017 vs. 2016%		$	%	$	%	$	%	$
Reported change	7.6	$59.9	(2.5)	$(20.1)	10.8	$64.1	4.7	$103.9
Currency effects1)	(1.1)	(9.1)	0.0	0.0	1.0	5.7	(0.1)	(3.4)
Acquisitions/divestitures	10.8	84.4	4.4	36.1	—	—	5.4	120.5

Organic change	(2.1)	$(15.4)	(6.9)	$(56.2)	9.8	$58.4	(0.6)	$(13.2)

1)	Effects from currency translations.

	Asia		Americas		Europe		Total
Unaudited	Unaudited		Unaudited		Unaudited		Unaudited
2016 vs. 2015%		$	%	$	%	$	%	$
Reported change	87.0	$366.3	27.9	$181.2	15.9	$82.2	39.6	$629.7
Currency effects1)	(1.4)	(6.0)	—	0.0	(1.0)	(5.1)	(0.7)	(11.1)
Acquisitions/divestitures	63.6	267.9	23.1	150.1	—	—	26.3	418.0

Organic change	24.8	$104.4	4.8	$31.1	16.9	$87.3	14.0	$222.8

1)	Effects from currency translations.

	Electronics				Total Electronics		Brake Systems		Total
	Restraint Control Systems		Active Safety
Unaudited	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
2017 vs. 2016%		$	%	$	%	$	%	$	%	$
Reported change	(2.2)	(23.9)	5.2	37.9	0.8	14.0	21.6	84.8	4.7	103.9
Currency effects1)	0.3	3.1	0.1	0.4	0.2	3.5	(1.8)	(6.8)	(0.1)	(3.4)
Acquisitions/divestitures	—	—	—	—	—	—	30.8	120.5	5.4	120.5

Organic change	(2.5)	(27.0)	5.1	37.5	0.6	10.5	(7.4)	(28.9)	(0.6)	(13.2)

1)	Effects from currency translations.

	Electronics				Total Electronics		Brake Systems		Total	Total
	Restraint Control Systems		Active Safety
Unaudited	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited	Unaudited
2016 vs. 2015%		$	%	$	%	$	%	$	%	$
Reported change	12.2	119.2	21.1	128.7	15.6	247.9	—	391.1	39.6	629.7
Currency effects1)	(0.6)	(5.5)	(0.9)	(5.6)	(0.7)	(11.1)	—	—	(0.7)	(11.1)
Acquisitions/divestitures	—	—	5.7	35.0	2.2	35.0	—	383.0	26.3	418.0

Organic change	12.8	124.7	16.3	99.3	14.1	224.0	—	8.1	14.0	222.8

1)	Effects from currency translations.

Adjusted Operating Margin

Adjusted operating margin is a non-U.S. GAAP measure our management uses to evaluate our business, because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature and that we do not believe are indicative of our core operating performance and underlying business trends. Adjusted operating margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, including operating margin.

Reconciliation of Adjusted “Operating Margin”

There is no significant difference for the quarters ended March 31, 2018 and 2017, respectively. Refer to the below table for the annual results.

	Full Year 2017			Full Year 2016			Full Year 2015
	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	Reported U.S. GAAP	Adjust- ment1)	Non-U.S. GAAP	Reported U.S. GAAP	Adjust- ment	Non-U.S. GAAP	Reported U.S. GAAP	Adjust- ment	Non-U.S. GAAP
Operating margin, %	(12.2)	10.1	(2.1)	(1.1)	—	(1.1)	(0.5)	—	(0.5)

1)	Adjustment for goodwill impairment of $234 million in 2017.

Headcount

	March 31, 2018	December 31, 2017	March 31, 2017
Permanent and Temporary Personnel	7,567	7,484	6,933
Whereof:
Direct workers in manufacturing	29%	30%	33%
Research, Development and Engineering (R,D&E)	49%	48%	43%
Temporary personnel	15%	15%	16%

Compared to December 31, 2017, total headcount (permanent employees and temporary personnel) increased by 83 during the first quarter, where increases in R,D&E of close to 130 associates was partially offset by reductions in direct labor and production overhead related to the organic sales decline.

Significant Accounting Policies and Critical Accounting Estimates

The below are the significant accounting policies and critical accounting estimates as of December 31, 2017. There were no significant changes for the quarter ended March 31, 2018. Refer to Note 2 to the Condensed Combined Financial Statements for discussion of the adoption of new accounting standards that were implemented during the first quarter 2018, including the adoption of ASC 606, Revenue from customers.

New Accounting Pronouncements

The Company has considered all applicable recently issued accounting guidance. The Company has summarized in Note 2 to the Combined Financial Statements included herein each of the recently issued accounting pronouncements and stated the impact or whether management is continuing to assess the impact. See Note 2, Summary of Significant Account Policies, for additional information.

Application of Critical Accounting Policies

The Company’s significant accounting policies are disclosed in Note 2, Summary of Significant Accounting Policies, to the Combined Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a Company’s management. Actual results could differ from these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, and management’s evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. The Company considers an accounting estimate to be critical if:

•	It requires management to make assumptions about matters that were uncertain at the time of the estimate, and

•	Changes in the estimate or different estimates that could have been selected would have had a material impact on our financial condition or results of operations. The accounting estimates that require management’s most significant judgments include the estimation of retroactive price adjustments, estimations associated with purchase price allocations regarding business combinations, assessment of recoverability of goodwill and intangibles, estimation of defined benefit pension plans based on actuarial assumptions, estimation of accruals for warranty and product liabilities, uncertain tax positions, valuation allowances and contingent liabilities.

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectability of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated. Net sales exclude taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers. In addition, from time to time, the Company may make payments to customers in connection with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments unless certain criteria are met warranting capitalization. If the payments are capitalized, the amounts are amortized as the related goods are transferred.

Business Combinations

In accordance with accounting guidance for the provisions in FASB ASC 805, Business Combinations, the Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. In addition, an acquisition may include a contingent consideration component, such as our acquisition agreement for MACOM during 2015. The fair value of the contingent consideration is estimated as of the date of the acquisition and is recorded as part of the purchase price. Each quarter this contingent consideration is re-measured using the discounted cash flow method.

The Company uses actual revenue levels as well as changes in the estimated probability of different revenue scenarios to estimate fair values. The Company has engaged outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. The Company adjusts the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as the Company obtains more information regarding asset valuations and liabilities assumed.

The Company’s purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions, actuarial assumptions for benefit plans and appropriate discount rates. The Company estimates the fair value based upon assumptions believed to be reasonable, but these are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

Equity Method Investments

The Company initially accounts for an equity method investment at its fair value on the date of acquisition. See Note 2, Summary of Significant Accounting Policies and Note 8, Investments and Other Non-current Assets related to the Company’s investment in Zenuity, to the Combined Financial Statements included.

Inventory Reserves

Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

Goodwill and Intangibles

The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company’s annual forecasting process. Management uses its judgment to determine the

Company’s reporting units for goodwill impairment testing. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. Estimating the fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. If the fair value of the reporting unit is less than its carrying amount, an impairment loss is recognized for the excess of carrying amount over the fair value of the respective reporting unit.

In the fourth quarter of 2017, in connection with the annual impairment test, the Company recorded a goodwill impairment charge of $234.2 million in its Electronics Segment, relating to the ANBS acquisition. For more information, see Note 2, Summary of Significant Accounting Policies, to the Combined Financial Statements included herein) due to lower than originally anticipated sales development. There is no remaining goodwill related to ANBS after the impairment. There were no goodwill impairments recognized during 2016 and 2015.

The Company reviews indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate the assets might be impaired. Similar to the goodwill impairment test described above, the Company performs a quantitative impairment test by comparing the estimated fair value of the asset, based upon its forecasted cash flows, to its carrying value. Other intangible assets with definite lives are amortized over their useful lives. The Company evaluates the carrying value and useful lives of long-lived assets other than goodwill when indications of impairment are evident or it is likely that the useful lives have decreased, in which case the Company depreciates the assets over the remaining useful lives. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows. Estimated undiscounted cash flows for a long-lived asset being evaluated for recoverability are compared with the respective carrying amount of that asset. If the estimated undiscounted cash flows exceed the carrying amount of the assets, the carrying amounts of the long-lived asset are considered recoverable and an impairment cannot be recorded. However, if the carrying amount of a group of assets exceeds the undiscounted cash flows, an entity must then measure the long-lived assets’ fair value to determine whether an impairment loss should be recognized, generally using a discounted cash flow model.

Recall Provisions and Warranty Obligations

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the defective part. In some cases portions of the product recall costs are reimbursed by an insurance company. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Estimating warranty obligations requires the Company to forecast the resolution of existing claims and expected future claims on products sold. The Company bases the estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

Defined Benefit Pension Plans

Veoneer’s employees participate in defined benefit plans sponsored by Autoliv and certain defined benefit plans sponsored by Veoneer in Japan (the Japan plans), France (the France plans), and Canada (the Canada plans).

For the Japan, French, and Canada plans, the amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any). The plan assets are measured at fair value. Net periodic benefit cost was reported within Costs of sales, Selling, general and administrative expenses and RD&E expenses in the Combined Statement of Operations.

Veoneer has considered the remaining plans to be part of a multiemployer plan with Autoliv. Pension expense was allocated for these plans and reported within Costs of sales, Selling, general and administrative expenses and RD&E expenses in the Combined Statement of Operations. The U.S. contributes to $1.2 million of the total $2.5 million allocated expense during 2017.

Of the plans sponsored by Veoneer, the most significant plans are the Japan plans. These plans represent 47% of the Company’s total pension benefit obligation. See Note 17, Retirement Plans, to the Combined Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the Japan plans, the assumptions used for calculating the 2017 pension expense were a discount rate of 0.5%, expected rate of increase in compensation levels of 5.0%, and an expected long-term rate of return on plan assets of 0.75%.

The discount rate for the Japanese plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2017, 97% of the Japanese plan assets were invested in insurance contracts.

Income Taxes

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions. See Note 1, Basis of Presentation, Note 5, Income Taxes and Note 19, Relationship with Parent and Related Entities, to the Combined Financial Statements included herein.

Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See also the discussion of the determinations of valuation allowances on our deferred tax assets in Note 5, Income Taxes, to the Combined Financial Statements included herein.

Contingent Liabilities

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters.

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

A loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Currency Risks

Transaction Exposure and Revaluation effects

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. Revaluation effects come from valuation of assets denominated in other currencies than the reporting currency of each unit.

The Company’s gross transaction exposure for 2017 was approximately $0.8 billion. A part of the currency flows had counter-flows in the same currency pair, which reduced the net exposure to approximately $0.6 billion. The four largest net exposures, were the purchase of U.S. Dollar against Korean Won, sale of Euro against Swedish Krona, purchase of U.S. Dollar against Chinese Renminbi and purchase of U.S. Dollar against Canadian Dollar. Together these currencies accounted for approximately 56% of the Company’s net currency transaction exposure.

Since the Company can only effectively hedge these currency flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of close to 20 different currency pairs with exposures of more than $1 million each. Veoneer generally does not hedge these flows. However, for some purchased components from external suppliers, the Company has chosen to hedge a limited volume.

Translation Exposure in the Statement of Operations and Balance Sheet

The Company estimates that a 1% increase in the value of the U.S. dollar versus European currencies would decrease reported U.S. dollar annual net sales in 2018 by $7 million or by 0.3% while operating income for 2018 would increase by approximately 0.3% or by about $0 million, assuming reported corporate average margin.

Component Costs

Veoneer procures raw material and components from a variety of suppliers around the world. Generally, we seek to obtain mechanical components and material in the region in which our products are manufactured to limit transportation, currency risks and other costs. The most significant raw materials we use to manufacture our products are various electrical components, non-ferrous metals and ferrous metals for brake systems. We have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials more than those reasonably required to meet our production and shipping schedules. Despite this, material price changes in Veoneer’s supply chain could have a significant impact on its profitability.

Changes in most raw material prices affect the Company with a time lag. For non-ferrous metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

The Company’s strategies to offset price increases on cost of materials include working with suppliers to mitigate costs, seeking alternative product designs and material specifications, combining purchase requirements with our customers and/or suppliers, changing suppliers, and other means. However, should these actions not be sufficient to offset component price increases, our earnings could be materially impacted.

Other Recent Events

Veoneer Customer Program Launches in the First Quarter of 2018

•	Great Wall Haval H4 — Restraint control system,

•	Hyundai Santa Fe — Restraint control system,

•	Mercedes Sprinter — Mono vision system,

•	Mercedes A-Class — Radar, mono vision system, stereo vision system and ADAS Electronic Control Unit,

•	Peugeot 508 — Night vision system,

•	VW Touareg — Night vision system,

•	Acura RDX — Radar system.

Definitions

In this Management’s Discussion and Analysis and the section titled “Business” above, the following company or industry specific terms and abbreviations are used:

CAGR: Compound Annual Growth Rate, which refers to the growth rate over a specified time period.

CAPITAL EXPENDITURES: Investments in property, plant and equipment.

CPV: Content Per Vehicle, i.e. value of the safety products in a vehicle.

DAYS INVENTORY OUTSTANDING: Outstanding inventory relative to average daily sales.

DAYS RECEIVABLES OUTSTANDING: Outstanding receivables relative to average daily sales.

GROSS MARGIN: Gross profit relative to sales.

HEADCOUNT: Employees plus temporary, hourly personnel.

LVP: Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

NUMBER OF EMPLOYEES: Employees with a continuous employment agreement, recalculated to full time equivalent heads.

OEM: Original Equipment Manufacturer referring to customers assembling new vehicles.

OPERATING MARGIN: Operating income relative to sales.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and certain of our directors following the spin-off. We are in the process of identifying additional individuals who will serve as members of our board of directors.

Name	Age	Position
Jan Carlson	58	Chief Executive Officer and Director
Mathias Hermansson	45	Chief Financial Officer and Executive Vice President, Financial Affairs
Johan Löfvenholm	48	Chief Operating Officer
Art Blanchford	46	Executive Vice President, Sales and Marketing
Thomas Jönsson	51	Executive Vice President, Communications and Investor Relations
Steve Rodé	56	Executive Vice President, Operations
Peter Rogbrant	42	Executive Vice President, Engineering
Lars Sjöbring	50	Executive Vice President, Legal Affairs, General Counsel and Secretary
Mikko Taipale	47	Executive Vice President, Human Resources
Robert W. Alspaugh	71	Director
James M. Ringler	72	Director
Kazuhiko Sakamoto	72	Director
Wolfgang Ziebart	68	Director

Jan Carlson will be a director and Chief Executive Officer of Veoneer following completion of the spin-off. Mr. Carlson has been the President and Chief Executive Officer of Autoliv since April 1, 2007, and as Chairman of the board of directors of Autoliv since May 2014. Mr. Carlson joined Autoliv in 1999 as President of Autoliv Electronics and has since served as Vice President, Engineering and a member of Autoliv’s Executive Committee. Mr. Carlson serves on the board of directors and compensation committee of BorgWarner Inc., the board of directors and technology and science committee of Telefonaktiebolaget LM Ericsson and the board of directors of Zenuity. Mr. Carlson has a Master of Science degree in Physics and Electrical Engineering from the University of Linköping in Sweden. Mr. Carlson’s many years of experience with Autoliv will bring his extensive knowledge of Veoneer’s operations, the business and industry to the Board. Mr. Carlson’s role as Chief Executive Officer of Veoneer will provide the Board with inside into the day-to-day operations of the company.

Mathias Hermansson will be the Chief Financial Officer and Executive Vice President, Financial Affairs at Veoneer following completion of the spin-off and has been serving in the role of Vice President, Finance of Autoliv Electronics since January 2018. Most recently, Mr. Hermansson was the Chief Executive Officer of NC Management AB, a privately held investment firm, from 2016 to 2018. Between November 2015 and January 2017, Mr. Hermansson served as the Executive Chairman of MTGx, the digital division of the Swedish public media company Modern Times Group MTG AB. Prior to that, Mr. Hermansson held the position of Chief Financial Officer of Modern Times Group MTG AB from June 2006 to November 2015. Mr. Hermansson currently serves on the board of directors of Catena Media plc, chairs its M&A committee and is a member of the audit committee. Mr. Hermansson is also a member of the board of directors of Tempest Security AB. Mr. Hermansson studied Business Administration & Management Control at the University of Gothenburg, Sweden and Business Administration at the University of Edinburgh, UK.

Johan Löfvenholm will be the Chief Operating Officer at Veoneer following the completion of the spin-off and has been serving as President of Autoliv Electronics since October 2016. Before serving in his current position, Mr. Löfvenholm served as Chief Technology Officer of Autoliv from April 2014 to September 2016 and as Vice President, Engineering of Autoliv from November 2011 to March 2014. Mr. Löfvenholm began his career at Autoliv in 1995 and has held a number of additional positions within the company, including Vice President, Products & Process Development, Product Development Manager of Autoliv Sweden, President of Autoliv India and Tech Center Director of Autoliv Sweden. Mr. Löfvenholm holds a Master of Science in Engineering from Chalmers University of Technology in Gothenburg, Sweden.

Lars Sjöbring will be the Executive Vice President, Legal Affairs, General Counsel and Secretary at Veoneer following the completion of the spin-off and has been serving as Vice President, Legal Affairs, General Counsel and Secretary of Autoliv since November 2015. Mr. Sjöbring served as Senior Vice President and General Counsel of Transocean Ltd., a leading international provider of offshore contract drilling services, from March 2014 through November 2015. Prior to his time with Transocean, Mr. Sjöbring served as Autoliv’s Vice President, Legal Affairs, General Counsel and Secretary from September 2007 until February 2014. Over the course of his career, Mr. Sjöbring has also held various positions at Telia AB, Skadden Arps, Slate, Meagher and Flom LLP and Nokia Corporation. Mr. Sjöbring holds Master of Law degrees from the University of Lund in Sweden and Amsterdam School of International Relations (ASIR) in the Netherlands and a Master of Corporate Law degree from Fordham University School of Law in New York.

Mikko Taipale will be the Executive Vice President, Human Resources at Veoneer following the completion of the spin-off and has been serving as Vice President, Human Resources for Autoliv Electronics since joining Autoliv in 2015. Prior to that, Mr. Taipale served as Vice President of Human Resources Mobility Services and as Vice President of Human Resources, Europe Region for Telia Company and has held other various human resources positions at Telia Company AB, Sweden. Mr. Taipale holds a Master of Law degree from the University of Lapland.

Art Blanchford will be the Executive Vice President, Sales and Marketing at Veoneer following the completion of the spin-off and has been serving as Vice President, Sales & Marketing for Autoliv Electronics since 2016. During his 22-year career at Autoliv, Mr. Blanchford has served as President of Autoliv Greater China, Vice President, Global Business Development, Vice President of the global General Motors business unit of Autoliv and in other various engineering, program management, operations and sales positions. Mr. Blanchford holds a Bachelor´s degree in Mechanical Engineering from Tennessee Technological University and an Executive MBA from the Ross School of Business at the University of Michigan.

Peter Rogbrant will be the Executive Vice President, Engineering at Veoneer following the completion of the spin-off and has been serving as Vice President, Engineering for Autoliv Electronics since 2016. Before joining Autoliv, Mr. Rogbrant served as the Chief Technology Officer at Ghost Games EA, a video game developer owned by Electronic Arts, from November 2015 to October 2016. Prior to that, Mr. Rogbrant was the Head of Technology & Solution Delivery at Volvo Group Telematics and served in other various positions at AB Volvo. Mr. Rogbrant holds a Bachelor’s degree in Computer Sciences from the School of Economics in Gothenburg.

Steve Rodé will be the Executive Vice President, Operations at Veoneer following the completion of the spin-off and has been serving as Senior Vice President, Operations for Autoliv Electronics since January 2017. Most recently before serving in his current position, Mr. Rodé served as President of Autoliv’s Passive Safety Electronics division from September 2014 to December 2016, and as Acting President of Autoliv Electronics from September 2014 to June 2015. Mr. Rodé served as President of the Business Area Electronics from April 2007 to August 2014. Mr. Rodé has also served in various positions in engineering, product development, production management and quality within Visteon and Ford Electronics. Mr. Rodé has a Bachelor´s degree in Mechanical Engineering, University of Waterloo, Ontario.

Thomas Jönsson will be the Executive Vice President, Communications and Investor Relations at Veoneer following the completion of the spin-off and has been serving as Vice President, Corporate Communications at Autoliv since May 2013. Prior to joining Autoliv in January 2013, Mr. Jönsson served from June 2010 to

December 2012 as Vice President of Brand and External Communications for TeliaSonera, a leading Nordic and Baltic telecommunications company. Before joining TeliaSonera, Mr. Jönsson had an international career working for Nokia and Intel Corporation. Mr. Jönsson studied Business Administration at the University of Stockholm.

Robert W. Alspaugh will be a director of Veoneer following completion of the spin-off. Mr. Alspaugh had a 36-year career with KPMG serving in a number of roles, including as the senior partner for a diverse array of companies across a broad range of industries. He has worked with global companies in Europe and Japan, in addition to those headquartered in the U.S. Mr. Alspaugh has served on the board of Autoliv since 2006, and will resign his position at the time of completion of the spin-off. Mr. Alspaugh also serves on the boards of directors of Ball Corporation, Verifone Systems, Inc., and Triton International Ltd, which are all public companies, and DSGI Technologies, Inc., a private company. Mr. Alspaugh has a BBA degree in Accounting from Baylor University. Mr. Alspaugh will bring his technical skills and knowledge gained through his extensive global business experience to the Board.

James M. Ringler will be a director of Veoneer following completion of the spin-off. Mr. Ringler served as Vice Chairman of Illinois Tool Works Inc. between 1999 and 2004. Prior to joining Illinois Tool Works, Mr. Ringler served in a number of executive positions at Premark International, Inc. including as Chairman, President and Chief Executive Officer until the company merged with Illinois Tool Works in 1999. Mr. Ringler has been a director of Autoliv since 2002 and will continue to serve on the board of directors of Autoliv following completion of the spin-off. He also serves on the Boards of Directors of DowDuPont Inc., TechnipFMC plc and JBT Corporation, and he is the Chairman of the Board of Teradata Corporation. Mr. Ringler holds a Bachelor of Science degree in Business Administration and an M.B.A. degree in Finance from the State University of New York. Mr. Ringler will bring his business and management experience from multiple executive positions and deep knowledge of corporate governance gained through his service on the boards of directors of public companies in a wide variety of industries to the Board.

Kazuhiko Sakamoto will be a director of Veoneer following completion of the spin-off. Mr. Sakamoto has served as an outside auditor of Zenitaka Corporation, a mid-sized construction company listed on the Tokyo Stock Exchange since 2016. Since 2012, Mr. Sakamoto has been an advisor at Pasona Inc., a leading human resources provider in Japan. Mr. Sakamoto previously served in a number of senior executive roles at Marubeni Corporation, one of Japan’s leading general trading houses, and Marubeni Construction Material Lease Co. Ltd., a company affiliated with Marubeni Corporation over the course of 40 years. Mr. Sakamoto has served as a director of Autoliv since 2007 and will resign his position at the time of the spin-off. He has a degree from the Keio University attended the Harvard University Research Institute for International Affairs. Mr. Sakamoto will bring to the Board a unique set of skills and insights gained through his extensive business experience in both Asia and North America.

Wolfgang Ziebart will be a director of Veoneer following completion of the spin-off. From 2013 to 2015, Dr. Ziebart served as Director Group Engineering with Jaguar Land Rover, a multinational automotive company. Dr. Ziebart had a distinguished career with BMW beginning in 1977 which took him to the Board of Management, where he was responsible for R&D and Purchasing. Between 2004 and 2008, he was President and CEO of Infineon Technologies AG, a global semiconductor and system solutions provider listed on the Frankfurt Stock Exchange. Dr. Ziebart is presently employed by Jaguar Land Rover in a consulting role related to vehicle development. Dr. Ziebart served as a director of Autoliv from 2008 to 2013 and since December 2015 and will continue to serve on the board of Autoliv following completion of the spin-off. Dr. Ziebart also serves on the Management Board of Continental AG, the Supervisory Board of ASML and is the Chairman of the Supervisory Board of Nordex SE. Dr. Ziebart holds a doctorate degree in mechanical engineering from the Technical University of Munich in Germany. Dr. Ziebart will bring to the Board his extensive knowledge of the automotive industry gained through his years of experience, including in particular with engineering and development.

Family Relationships

There are no family relationships among any of our current expected directors or executive officers.

Additional Information about Management

During the last five years, none of the members of the board of directors or the named executive officers have (i) been sentenced for fraud-related offences, (ii) represented a company which has been under receivership, declared bankrupt or filed for liquidation, (iii) been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies) or (iv) been disqualified by a court of law from being a member of any company’s administrative, management or supervisory body or from acting in the management or conduct the affairs of any company.

There are no conflicts of interest or potential conflicts of interest between the obligations of members of the board of directors and the named executive officers of Veoneer and their private interests and/or other undertakings.

Composition of the Board of Directors Following the Spin-Off

Upon completion of the spin-off, our bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. We are in the process of identifying individuals in addition to those included above who will become directors following the spin-off.

Director Independence

Under NYSE rules, Veoneer must have a board of directors with at least a majority of independent directors. It is expected that a majority of Veoneer’s board of directors will be comprised of directors who are “independent” as defined by the rules of the NYSE. Veoneer will seek to have its non-management directors qualify as “independent” under these standards. Our board of directors will limit membership on the audit committee, the compensation committee, and the nominating and corporate governance committee to independent directors.

On an annual basis, each member of our board of directors will be required to complete a questionnaire designed to provide information to assist the board in determining whether the director is independent. Our board of directors will review any relevant relationships, arrangements or transactions between Veoneer and each director or parties affiliated with such director.

Committees of the Board of Directors

Following the spin-off, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below and whose members will satisfy the applicable independence standards of the SEC and NYSE. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of the spin-off we expect our audit committee will consist of                  , with serving as chair. Our audit committee will appoint, subject to stockholder ratification, the Company’s independent auditors and will be responsible for the compensation, retention and oversight of the work of the independent auditors and for any special assignments given to such auditors. Our audit committee will also (i) review the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto; (ii) approve any non-audit services provided to the Company by its independent auditors; (iii) review possible violations of the Company’s business ethics and conflicts of interest policies; (iv) review any major accounting changes made or contemplated; (v) assess the Company’s risk, risk management and compliance framework; (vi) review the effectiveness and efficiency of the Company’s internal audit staff; and (vii) monitor financial risk and discusses risk oversight and management as part of its obligations under the NYSE’s listing standards, including receiving enterprise risk management reports from management on a regular basis. In addition, our audit committee will be responsible for confirming that no restrictions have been imposed by Company personnel on the scope of the independent auditors’ examinations. Our audit committee will also be responsible for the review and approval of related persons transactions. Our board of directors has determined that              are financially literate within the meaning of the rules and regulations of the NYSE and that              qualifies as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Compensation Committee

Upon completion of the spin-off we expect our compensation committee will consist of              with              serving as chair. Our compensation committee will advise our board of directors with respect to the compensation to be paid to the directors and executive officers of the Company and will be responsible for both advising our board of directors with respect to the terms of contracts to be entered into with the senior executives of the Company and approving such contracts. Our compensation committee will also administer the Company’s incentive plans and review and discuss with management the Company’s Compensation Discussion and Analysis (“CD&A”) that will be included in the Company’s annual proxy statement. Our board of directors has determined that              are independent as defined under the rules and regulations of the SEC and the NYSE rules applicable to board members generally and compensation committee members specifically.

Nominating and Corporate Governance Committee

Upon completion of the spin-off we expect our nominating and corporate governance committee will consist of              with              serving as chair. Our nominating and corporate governance committee will identify and recommend individuals qualified to serve as members of our board of directors and assist our board of directors by reviewing the composition of our board of directors and its committees, monitor a process to assess the board’s effectiveness, and develop and implement the Company’s Corporate Governance Guidelines. Our nominating and corporate governance committee will also assist our board of directors in developing principles and policies related to succession of senior management. Our nominating and corporate governance committee will consider stockholder nominees for election to our board of directors if timely advance written notice of such nominees is received by the secretary of the Company at its principal executive offices in accordance with the Bylaws.

In considering possible candidates for election as a director, our nominating and corporate governance committee will review the qualifications and backgrounds of the candidates, including the following: candidate has (i) attained a position of leadership in the candidate’s area of expertise; (ii) business and financial experience relevant to the Company; (iii) demonstrated sound business judgment; (iv) expertise relevant to the Company’s line of business; (v) independence from management; (vi) the ability to serve on standing committees; and (vii) the ability to serve the interests of all stockholders. While our board of directors does not have a separate formal policy, the Company’s Corporate Governance Guidelines will provide that the backgrounds and experiences of the director nominees shall reflect the global operations of the Company. Our nominating and corporate governance committee, our Board and the Company place a high priority on diversity, and will emphasize seeking out individuals with a wide variety of management, operating, engineering, technology and finance experiences and skills as well as individuals from the Company’s different operating regions.

Board Leadership Structure

Our board of directors will be responsible for selecting the Company’s chairman of our board of directors (the “Chairman”) and chief executive officer. The Bylaws and the Company’s Corporate Governance Guidelines will not require the separation of the positions of the Chairman and the chief executive officer. The Corporate Governance Guidelines will permit our board of directors to determine the most appropriate leadership structure for the Company at any given time and give our board of directors the ability to choose the Chairman that it deems best for the Company.

Our board of directors’ leadership structure is expected to include a combined Chairman and chief executive officer role with a strong, independent lead director. It is expected that our board of directors will benefit from combining the roles of the Chairman and chief executive officer because of the importance of in-depth, industry-specific knowledge and a thorough understanding of Veoneer’s business environment through the transition period following the separation. Combining the roles also will provide a clear leadership structure for the management team and will serve as a vital link between management and our board of directors. Our board of directors will periodically review its determination to have a single individual act both as the Chairman and chief executive officer.

The duties of the independent lead director will include the following:

•	Preside at all meetings of our board of directors at which the Chairman is not present, including chairing executive sessions of the non-management directors;

•	Serve as liaison between the non-management directors and the Chairman;

•	Call meetings of the non-management directors when necessary;

•	Approve meeting agendas of the full board of directors and assure that there is sufficient time for discussion of all agenda items;

•	Receive and respond to inquiries from and communicate with stockholders when appropriate;

•	Assist the nominating and corporate governance committee in its annual evaluation of the chief executive officer’s effectiveness as the Chairman and chief executive officer, including an annual evaluation of his or her interactions with the directors and ability to provide leadership and direction to the full board of directors; and

•	Approve information sent to our board of directors, including the quality and timeliness of such information.

Risk Management

Our board of directors will be responsible for the oversight of risk management of the Company with various aspects of risk oversight delegated to its committees. Our audit committee will be responsible for monitoring financial, legal, regulatory and compliance risks and discussing risk oversight and management as part of its obligations under NYSE listing standards. Our audit committee will establish procedures for receiving and addressing complaints related to compliance or ethics matters. Our audit committee will also receive enterprise risk management reports from management on a regular basis. In its meetings, our board of directors will receive reports from various board committees and management, including the chief executive officer and the Company’s chief financial officer regarding the main strategic, operational and financial risks the Company is facing and the steps that management is taking to address and mitigate such risks.

Our compensation committee will review management the design and operation of our incentive compensation arrangements for senior management, including executive officers, to determine whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company. Our compensation committee will consider, among other things, the features of the Company’s compensation program that are designed to mitigate compensation-related risk and the Company’s compensation recoupment policy.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance Guidelines

Our Corporate Governance Guidelines will provide a framework for the effective governance of Veoneer. These guidelines address matters such as our board of directors’ duties, board structure and operation, director criteria and qualifications, board of directors succession planning, board compensation, management evaluation and development, lead independent director responsibilities, succession planning and board committees. Our nominating and corporate governance committee will regularly review developments in corporate governance and update the Corporate Governance Guidelines and other governance materials as it deems necessary and appropriate.

Codes of Conduct

Our Code of Conduct and Ethics for Directors and Code of Conduct and Ethics for Senior Officers will assist directors and officers in fulfilling their duties in accordance with all applicable laws and regulations and high standards of business conduct. Veoneer will also implement Standards of Business Conduct and Ethics applicable to all Veoneer employees, that will set forth the rules and standards all employees are expected to adhere to.

Communications with the Board

Veoneer will adopt a policy enabling stockholders and other interested parties to communicate with our board of directors, the lead independent director or the independent directors. The policy will provide for general communications to the Board or any individual Board member to be sent to the following address:

Board/Independent Directors

Phone:

Fax:

E-mail:

The policy will provide that communications with our board of directors or the independent directors may be sent anonymously and will not be screened. The policy will also provide that all such communications will be distributed to the specific director(s) requested by the stockholder or interested party, to our board of directors or to sessions of independent directors as a group. Executive management of Veoneer can also be reached at the address above.

Attendance at Annual Meetings

Under the Company’s Corporate Governance Guidelines, Veoneer’s policy will be for all directors to attend the Company’s annual meeting of stockholders.

The Swedish Corporate Governance Code

Swedish companies with shares admitted to trading on a regulated market in Sweden, including Nasdaq Stockholm, are subject to the Swedish Corporate Governance Code (the “Swedish Code”). This is a codification of best practices for Swedish listed companies based on Swedish practices and circumstances. The Swedish Code follows a “comply or explain” approach; its guidelines are not binding on companies but if its guidelines are not complied with, the deviation must be explained. A non-Swedish company listed in Sweden can elect to either apply the Swedish Code or the corresponding local rules and codes where the company’s shares are also listed or where the company has its registered office. As a Delaware corporation with its primary listing on the NYSE, Veoneer is expected to elect to apply and comply with U.S. corporate governance rules and standards, including the Delaware General Corporation Law, the rules and standards of the NYSE and SEC rules and regulations.

Auditor

Ernst &Young AB (Jakobsbergsgatan 24, SE-111 44 Stockholm, Sweden), an independent registered public accounting firm, was appointed to serve as the Company’s auditor for the 2018 fiscal year. Ernst & Young is a member of FAR, a Swedish professional institute for authorized public accountants. Ernst &Young has audited the Veoneer’s carved-out financial statement for the financial years 2015, 2016 and 2017, respectively, contained in the Index to Financial Statements in this information statement. Ernst & Young has also audited the Autoliv group’s financial statements for the financial years 2015, 2016 and 2017, which included the Electronics business. The Company did not pay any compensation to Ernst & Young in 2017.

EXECUTIVE AND DIRECTOR

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

As discussed above, we are currently a part of Autoliv and not an independent public company, and the Compensation Committee of our Board (which we refer to as the “Veoneer Compensation Committee”) has not yet been formed. Thus, Veoneer has not paid any remuneration to directors and officers during fiscal year 2017. This Compensation Discussion and Analysis (CD&A) describes the historical compensation practices of Autoliv and the design and objectives of Autoliv’s executive compensation programs in place prior to the spin-off. This CD&A also outlines certain aspects of our anticipated compensation structure for our executive officers following the spin-off. While our programs and policies have been approved by the Leadership Development and Compensation Committee of Autoliv’s board of directors (which we refer to as the “Autoliv Compensation Committee”), they remain subject to the review and approval of Veoneer Compensation Committee.

For purposes of the following CD&A and executive compensation disclosures, as determined in accordance with SEC rules, the individuals listed below are collectively referred to as our “named executive officers” or “NEOs”.

•	Jan Carlson, President and Chief Executive Officer;

•	Mathias Hermansson, Chief Financial Officer and Executive Vice President, Finance;

•	Johan Löfvenholm, Chief Operating Officer;

•	Lars Sjöbring, Executive Vice President Legal Affairs, General Counsel and Secretary; and

•	Thomas Jönsson, Executive Vice President, Communications and Investor Relations.

All compensation decisions for Messrs. Carlson, Hermansson, Löfvenholm, Sjöbring and Jönsson prior to the spin-off were made or overseen by the Autoliv Compensation Committee. The information provided in this CD&A for Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson reflects compensation earned at Autoliv based on their respective role with Autoliv during 2017. Mr. Hermansson was not an Autoliv employee during 2017; accordingly, he did not receive any compensation from Autoliv during 2017 and the following discussion of Autoliv’s historical executive compensation programs does not apply to him. Similarly, none of the NEOs held their respective position in Veoneer during 2017; accordingly, none of the NEOs received any compensation from Veoneer during 2017.

Following the spin-off, the compensation of our executive officers will be determined by the Veoneer Compensation Committee consistent with the compensation and benefit plans, programs, and policies adopted by Veoneer. It is anticipated that our compensation policies will initially be similar to those employed by Autoliv. The Veoneer Compensation Committee will review these policies and practices, and, it is expected, will make adjustments to support Veoneer’s strategies and to remain market competitive.

Autoliv Compensation Philosophy

Autoliv’s compensation philosophy for its executive management is set forth below.

Dimension	Description
Main Principles	Autoliv believes that to achieve its strategic and financial objectives, it is necessary to attract, motivate and retain exceptional management talent. In addition, Autoliv believes that total compensation offered to Autoliv executive management should provide a shared responsibility for overall Autoliv results which is aligned with the interests of the Autoliv’s stockholders. Autoliv’s compensation strategy is therefore based on principles of performance, competitiveness and fairness.

Compensation Objectives

To meet its compensation philosophy, Autoliv’s compensation programs have the following objectives:

Objective A: Offer total compensation and benefits sufficient to attract, motivate and retain the management talent necessary to ensure Autoliv’s continued success.

Objective B: Align the interests of the executives and Autoliv’s stockholders.

Objective C: Reward performance in a given year and over a sustained period using straightforward programs to communicate performance expectations.

Objective D: Encourage company-wide cooperation among members of the executive, regional and business unit management teams and throughout Autoliv.

Compensation Mix	Autoliv seeks a balanced distribution of fixed and variable incentive compensation elements over time by using several components of compensation. Total compensation for Autoliv executive officers consists of base salary, annual non-equity incentives, long-term equity incentives, retirement/pension and other benefits. Autoliv believes that a balanced compensation structure focuses its executive officers on increasing long-term stockholder value while providing fewer incentives for undue risk in the short-term.

Component 1 Base Salary

Supporting Objective A

Purpose: Provides a set level of pay that sustained individual performance warrants. A competitive base salary is important to attract and retain an appropriate caliber of talent for the position.

The Autoliv Compensation Committee also intends for base salary to comprise, on average over time, 40% of total direct compensation for its CEO and 50% for other executive officers.

Component 2 Short-Term Incentive

Supporting Objective A, B, C & D

Purpose: Recognizes short-term performance against established annual financial performance goals and creates focus and engagement in delivering results.

Annual non-equity incentive awards are always capped and directly tied to Autoliv’s and/or its respective business segments’ performance.

Component 3 Stock Incentive	Supporting Objective A, B, C & D Purpose: Provides executive officers with incentives to build longer-term value for Autoliv stockholders while promoting retention of critical executives.

Component 4 Pension / Retirement and Other Benefits

Supporting Objective A

Purpose: Provides additional value for Autoliv executives by competitive and market-aligned benefits.

All newly hired or promoted senior executives participate in defined contribution plans rather than defined benefit plans (with the exception of certain senior executives that participate in location-specific defined benefits plans)

Market and Market Position	The Autoliv Compensation Committee’s objective is to approximate the market median for base salaries as well as total direct compensation of the relevant market data primarily linked to the country in which the executive officer is located. The Autoliv Compensation Committee also may take a relevant international peer group comparison into account as a secondary input to compensation setting process.

How to Use Market Data

The Autoliv Compensation Committee considers the competitive environment where its significant operations and markets are located in order to provide a compensation package that optimizes value to the participant and cost to Autoliv. The Autoliv Compensation Committee and Autoliv management believe that it is their responsibility to use discretion and make informed judgments as to individual compensation packages or pay levels that may occasionally deviate above or below its target pay strategy based on such factors as:

1. Individual performance and potential relative to market.

2. Long-term succession planning and talent management.

3. Business conditions in its industry or the market overall as well as business or regulatory conditions in the executive’s area of responsibility.

4. Cases where individuals are asked to step into new roles and responsibilities for specific projects or strategic initiatives.

Veoneer Going Forward

Our executive compensation philosophy will be developed and established by the Veoneer Compensation Committee after the spin-off. It is, however, currently expected that after the spin-off, the framework of Veoneer’s executive compensation program will initially be similar to the framework used by Autoliv.

Overview of 2017 Autoliv Executive Compensation Program

Autoliv Base Salaries

The Autoliv Compensation Committee determines initial base salaries primarily as a result of its assessment of (i) market compensation levels, (ii) the references made to base salary in its compensation philosophy for executive management, (iii) the compensation required to attract and retain the executive, and (iv) Autoliv’s need to fill the position either internally or externally. Also, in deciding compensation levels during the compensation review at the beginning of 2017, one of Autoliv’s Compensation Committee’s objectives was for base salaries and total direct compensation to approximate the market median (+/- 25%) of the relevant market data linked to the country in which the executive officer was located.

Autoliv Non-Equity Incentives

Members of Autoliv’s executive management team, including Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson, were eligible to earn an annual non-equity incentive award based on achievement against pre-established performance criteria. Each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson had a target payout amount in 2017 reflected as a percentage of base salary, as set forth in the following table.

Autoliv 2017 Annual Non-Equity Incentive Opportunity
Named Executive Officer	Incentive as a % of Base Salary
	Threshold	Target	Maximum
Jan Carlson	0%	75%	150%
Johan Löfvenholm	0%	45%	90%
Lars Sjöbring	0%	35%	70%
Thomas Jönsson	0%	35%	70%

For 2017, the award payouts were determined as follows:

Named Executive Officer	Performance Criteria
	Group Operating Income	Electronics Segment Order Intake	Electronics Segment R,D&E, net
Jan Carlson	100%	—	—
Johan Löfvenholm	75%	12.5%	12.5%
Lars Sjöbring	100%	—	—
Thomas Jönsson	100%	—	—

Autoliv believes that using a limited number of established measures critical for the success of its business provides clear direction to its executives and promotes its goal of a “one Autoliv” approach through shared responsibility for overall results. In addition, Autoliv believes that a limited number of performance metrics enhances the transparency of its annual incentive program and provides easy-to-understand information to its investors. Finally, Autoliv believes that a limited number of metrics based on overall company / segment performance rather than individual or local performance mitigates the risk of excessive risk-taking that could arise from individual performance based incentives. Autoliv believes this simple, transparent approach supports good corporate governance, a belief that is evidenced by the program operating with limited changes for several years.

Group Operating Income is defined as U.S. GAAP “Earnings Before Income Taxes” as reported in Autoliv’s audited financial statements. Achievement of the group operating income goal was determined based on Autoliv’s “Operating Income” in 2017 in comparison to the previous year’s “Operating Income”.

•	Threshold: If the Operating Income is 70% or less of the previous year’s Operating Income, Autoliv does not pay any annual incentive.

•	Maximum: If the Operating Income is 130% or more of the previous year’s Operating Income, the payment equals two times the target amount, the maximum payout.

•	Target: If the Operating Income is between 70% and 130% of the previous year’s Operating Income, the incentive is calculated through linear interpolation (“along a straight line”) between said levels.

During 2017, Autoliv recognized a non-cash impairment of goodwill in the Autoliv Nissin Brake Systems joint venture (of which Autoliv owns 51%) and incurred projected costs related to the separation and spin-off. After the close of the year, the Leadership Development and Compensation Committee considered the impact of these events on Operating Income, and determined that these events’ negative impact on Operating Income did not reflect the underlying operational performance of the participants in 2017. The Committee, therefore, adjusted the calculation of Operating Income for 2017 to exclude the impact of these two extraordinary events. After such adjustment, Operating Income for 2017 was 100% of 2016 Operating Income, resulting in a payout level at 100% of the target payout.

Electronics Segment’s Order Intake is defined as the segment’s awarded value of orders taken (yearly average passive and active safety sales for 36 months, excluding Autoliv Nissin Brake Systems, calculated as of December 31 of the relevant year, in relation to the total value of orders available in the market. (Yearly average passive and active safety sales for the same period).

•	Threshold: If the Order Intake is 85% or less of the Order Intake target, as set by the Leadership Development and Compensation Committee at the beginning of the year 2017, Autoliv does not pay any annual incentive.

•	Maximum: If the Order Intake is 115% or more of the Order Intake target for the year 2017, the payment equals two times the target amount, the maximum payout.

•	Target: If the Order Intake is between 85% and 115% of the Order Intake target, the incentive is calculated through linear interpolation (“along a straight line”) between said levels.

“Electronics Segment’s Order Intake” for 2017 was less than the target, resulting in no payout.

Electronics Segment’s R,D&E, net is defined as the Segment’s total Research, Development & Engineering cost reduced by engineering costs paid by customers, in relation to Electronics’ net sales for the relevant year.

•	Threshold: If the R,D&E, net is 115% or more of the R,D&E, net target, as set by the Leadership Development and Compensation Committee at the beginning of the year 2017, Autoliv does not pay any annual incentive.

•	Maximum: If the R,D&E, net is 85% or less of the R,D&E, net target for the year 2017, the payment equals two times the target amount, the maximum payout.

•	Target: If the R,D&E, net is between 115% and 85% of the R,D&E, net target, the incentive is calculated through linear interpolation (“along a straight line”) between said levels.

“Electronics Segment’s R,D&E, net” for 2017 was higher than the target, resulting in a payout level of 50% of the weighted target payout.

Actual 2017 Non-Equity Incentive Award Levels.

Pay-Out as % of Target
Jan Carlson	100%
Johan Löfvenholm	81%
Lars Sjöbring	100%
Thomas Jönsson	100%

Autoliv Equity Incentives

Long-term equity incentives (LTI) for Autoliv executive officers, including Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson, represented a significant part of their total direct compensation. The target value of each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson’s long-term incentive mix was comprised of performance shares (PSs) and restricted stock units (RSUs), each weighted equally. The Autoliv Compensation Committee determined 2017 target grant levels for Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson by first reviewing competitive market pay levels and trends provided by its independent consultant, historical grant levels, and the recommendations of its CEO (other than with respect to his own). The Autoliv Compensation Committee then approved the number of PSs and RSUs to be granted to Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson. The Autoliv Compensation Committee also considered the total direct compensation of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson relative to the median levels of total direct compensation of its peer groups, subject to any modifications the Autoliv Compensation Committee believed appropriate based on individual performance, industry conditions, and other criteria as discussed in the “Compensation Philosophy” above.

Restricted Stock Units. Autoliv’s Compensation Committee believes that RSUs provide a powerful tool to retain valuable executives because:

•	RSUs are easy to understand and communicate;

•	Due to the three-year vesting schedule, RSUs encourage retention through the vesting date, otherwise the executive will forfeit significant accumulated value; and

•	RSUs also mitigate excessive risk-taking by focusing management on long-term value creation and ownership accumulation that provides alignment with stockholders.

Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson’s RSUs generally cliff-vest on the third anniversary of the grant date, subject to the grantee’s continued employment with on such vesting date, subject to limited exceptions.

Performance Shares. Autoliv’s Compensation Committee believes that PSs focus and direct the efforts of its executives toward the attainment of critical multi-year corporate objectives as well as further encourage employment retention because:

•	The performance metrics selected for the PSs are reflected in Autoliv’s long-term value creation and

•	Due to the three-year performance period, PSs parallel the RSUs in encouraging the executive to remain employed or forfeit potential significant accumulated value.

The grantee may earn 0-2x the target number of PSs based on Autoliv’s achievement of specified goals for its compound annual growth rate (CAGR) for sales, and its CAGR for earnings per share relative to the CAGR for Global Light Vehicle Production reported by IHS, with each weighted 50% and measured over a three-year performance period.

Dividend Equivalents. Commencing with awards granted in February 2017 grant, dividend equivalent rights accrue on PSs and RSUs. Any cash dividend paid with respect to Autoliv common stock for which the record date occurs on or after the grant date and the payment date occurs on or before the vesting date will result in a credit of additional PSs and RSUs, which additional PSs and RSUs are subject to the same vesting schedule as the underlying PSs and RSUs.

For a discussion regarding the treatment of outstanding Autoliv equity awards in connection with the spin-off, see “Treatment of Outstanding Autoliv Equity Compensation in the Spin-Off” later in this CD&A.

Autoliv Pension / Retirement and Other Post-Employment Benefits

Autoliv provides its executive officers with certain supplemental retirement and other post-employment benefits, in addition to the mandatory programs required by local national statutes, and maintains defined benefit or defined contribution plans that are competitive with customary local practice. For Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson, this included participation in Autoliv’s defined contribution programs and legacy defined benefits program.

Defined Contribution Programs. Since 2007, all newly hired or promoted Autoliv senior executives participate in defined contribution plans (individual retirement investment from Company contributions) rather than defined benefit plans. Autoliv contributes a percentage of each executive’s annual base salary to the plan, as reflected in the table below.

Defined Contribution Level As % of annual base salary
Name	Level of Contribution
Jan Carlson	48%
Johan Löfvenholm	35%
Lars Sjöbring (1)	35%
Thomas Jönsson	35%

(1)	Comprises contributions to both 401(k) and non-qualified contribution plans.

Mr. Sjöbring participated in a 401(k) plan available to U.S. based employees in 2017. Under this plan, Autoliv makes an employer matching contribution equal to 100% of the first 3%, and then equal to 50% of the next 2% of employee contributions (expressed as percentage of base pay), up to certain limits. Mr. Sjöbring also participated in a U.S. non-qualified defined contribution plan.

Defined Benefits Program. Mr. Carlson participated in an Autoliv defined benefit plan prior to becoming Autoliv’s CEO. Additional information regarding this plan is described later under “Pension Benefits.”

Employment Agreements and Severance Agreements. Each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson were party to an employment agreement with Autoliv during 2017, pursuant to which they would be entitled to certain severance benefits in the event of his termination of employment. A detailed summary of the terms of these agreements is provided in the section below entitled “Potential Payments Upon Termination or Change in Control”. In addition, during 2017, Messrs. Carlson and Löfvenholm were party to a change-in-control (“CiC”) severance agreement with Autoliv, pursuant to which the executive is entitled to certain severance benefits in the event of his termination of employment in connection with a CiC (which benefits would be in lieu of any benefits under the employment agreement). These arrangements were provided to certain of Autoliv’s most senior executive officers as a competitive pay package component to encourage executives to remain focused on Autoliv’s business in the event of rumored or actual fundamental corporate changes. Mr. Carlson’s CiC agreement with Autoliv contains a “modified single-trigger,” which means that he may terminate his employment for any reason during the 30-day period commencing one year after the CiC and be entitled to severance benefits provided under the CiC agreement.

Each of Messrs. Carlson, Hermansson, Löfvenholm, Sjöbring and Jönsson entered into a new employment agreement and, with the exception of Messrs. Hermansson and Jönsson, change-in-control severance agreements, with Veoneer to be effective as of the spin-off, each of which is described in the section below entitled “Our Anticipated Compensation Programs”.

Overview of Executive Compensation Responsibilities at Autoliv

Role of the Autoliv Compensation Committee

The Autoliv Compensation Committee annually reviews its executive officers’ pay levels and target incentive opportunities versus the competitive market and considers information provided by the consultants regarding trends, input from its Group Vice President, Human Resources & Sustainability, its CEO’s recommendations as to compensation for its executive officers (other than himself) and other relevant factors as discussed above in the “Compensation Philosophy” section.

Role of the Independent Consultant to the Autoliv Compensation Committee

The Autoliv Compensation Committee regularly engages an independent advisor, who reports directly to the Autoliv Compensation Committee. The independent advisor attends routine meetings of the Autoliv Compensation Committee and provides independent perspective and advice to the Autoliv Compensation Committee on various aspects of Autoliv’s total compensation system and the market environment in which it operates. Additional information regarding the role of the Autoliv Compensation Committee advisor, FW Cook, may be found later in this CD&A in the “2017 Executive Compensation Decisions” section.

Role of the Autoliv Chief Executive Officer

Autoliv’s CEO regularly participates in the meetings of the Autoliv Compensation Committee. The Autoliv CEO and Group Vice President, Human Resources & Sustainability work together to develop a recommendation to present to the Autoliv Compensation Committee with respect to compensation packages for each of its executive officers, other than the CEO. As a result, the Autoliv CEO generally has a significant impact on the compensation paid to the other executive officers. In addition, the Autoliv Compensation Committee has delegated the authority for the determination of certain grants to employees other than executive officers under its long-term incentive plan to the CEO, subject to established grant limits. The Autoliv Compensation Committee regularly holds executive sessions, excusing the CEO from the meeting, to discuss matters related to the CEO’s compensation.

Role of the Management Consultant

Autoliv management periodically solicits the advice of external compensation consultants to ensure that the Autoliv compensation program is competitive with compensation programs offered by the companies in its peer group and companies in the markets in which its executive officers are located. In 2017, Towers Watson assisted management with reviewing Autoliv’s compensation program for executives, as described in more detail below.

Policies and Practices that Govern Executive Compensation at Autoliv

The Autoliv Compensation Committee adopted certain policies and guidelines that are applicable to each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson.

Stock Ownership Guidelines. Pursuant to these guidelines, each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson is expected to accumulate and hold shares of Autoliv common stock having a value at least equal to (i) 2x his annual base salary, in the case of Mr. Carlson, and (ii) 1x annual base salary, in the case of Messrs. Löfvenholm, Sjöbring and Jönsson. Executives are expected to make continuous progress toward their respective ownership requirements. Until the executive has satisfied the stock ownership guidelines, he will be required to retain 75% of the net shares received upon settlement of restricted stock units granted on or after January 1, 2013. For purposes of these stock ownership guidelines, “net shares” are those shares held by the executive after deducting any shares withheld by Autoliv or sold by the executive for the sole purpose of satisfying the executive’s tax liabilities and related fees, if any, related to the settlement event.

Policy Against Hedging, Short-Selling and Pledging. Any employee of Autoliv holding Autoliv securities is prohibited from engaging in hedging, short-selling or pledging.

Compensation Recoupment Policy. Autoliv has a compensation recoupment policy that complies with and goes beyond the parameters described in the Dodd-Frank Act, requiring current and former executives to return incentive compensation that is subsequently determined not to have been earned.

Compensation Risk Assessment. The Autoliv Compensation Committee annually considers potential risks when reviewing and approving its compensation program. Autoliv has designed its compensation program, including its incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk taking. The following elements have been incorporated in Autoliv’s compensation program for executive officers, including Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson:

•	A Balanced Mix of Compensation Components – The target compensation mix for Autoliv executive officers is composed of base salary, annual cash incentives, long-term equity incentives and retirement/pension provisions, representing a mix that is not overly weighted toward short-term cash incentives.

•	Multiple Performance Factors – Autoliv’s incentive compensation plans use both company-wide and business-segment goals. Annual cash incentives for corporate participants are dependent on operating income performance, while long-term performance shares reward growth in sales and EPS.

•	Long-term Incentives – Autoliv’s long-term incentives are equity-based and generally have a three-year vesting schedule to complement its annual cash based incentives.

•	Capped Incentive Awards – Autoliv’s annual incentive awards and performance share awards are capped at 200% of target.

•	Stock Ownership Guidelines – Autoliv’s guidelines call for meaningful share ownership, which aligns the interests of its executive officers with the long-term interests of Autoliv stockholders.

•	Claw-back Policy – Autoliv’s Board is authorized to recoup earned incentive compensation in the event of a material restatement of Autoliv’s financial results due to fraud, intentional misconduct, negligence, or dereliction of duties by the executive officer.

Additionally, the Autoliv Compensation Committee annually considers an assessment of compensation-related risks including an inventory of incentive arrangements below the executive level. Based on this assessment, the Autoliv Compensation Committee concluded that its compensation programs do not create risks that are reasonably likely to have a material adverse effect on Autoliv. In making this determination, the Autoliv Compensation Committee reviewed the key design elements of its compensation programs in relation to industry “best practices” as presented by FW Cook, as well as the means by which any potential risks may be mitigated, such as through its internal controls and oversight by management and Autoliv’s Board of Directors.

Autoliv 2017 Executive Compensation Decisions

The Process

The Autoliv Compensation Committee reviews the total compensation of its executive officers every year. The Autoliv Compensation Committee considers changes in the compensation levels after it reviews the relevant peer group or local market data (per position). The Autoliv Compensation Committee uses this information as one input in its decision-making process. In addition to market data, the Autoliv Compensation Committee also reviews Autoliv’s financial performance, the executive officers’ individual performance, input from the Group Vice President, Human Resources & Sustainability, and the recommendations of its CEO with respect to the compensation packages for the executive officers other than himself. The Autoliv Compensation Committee reviews, provides feedback and approves the final recommendations for the compensation of its executive officers.

The Autoliv Compensation Committee reviewed the 2017 compensation for its executive officers, including Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson, and the recommendations made by its CEO other than for himself, during its meetings held in December 2016 and February 2017 and decided on the 2017 compensation levels. The review has been supported by the comprehensive analysis and market review prepared by Towers Watson.

The Advisors

Throughout the decision making process for 2017 compensation, which included the Autoliv’s Compensation Committee’s December 2016 and February 2017 meetings, and during the other Autoliv Compensation Committee meetings, which included May, August, November and December 2017 meetings, the Autoliv Compensation Committee engaged FW Cook who reported directly to the Autoliv Compensation Committee. During 2017, FW Cook attended the majority of the Autoliv Compensation Committee’s meetings and provided input for each meeting, including:

(i)	independent perspective and advice to the Autoliv Compensation Committee on various aspects of Autoliv’s total compensation system;

(ii)	information about the market environments in which Autoliv operates, including guidance regarding compensation trends, compensation levels and compensation mix within the market;

(iii)	the regulatory developments in executive and director compensation;

(iv)	recommendations regarding program design and structure; and

(v)	recommendations regarding compensation levels and mix for executive officers and members of the Autoliv board of directors.

In 2016, Autoliv engaged Towers Watson to assist in setting the compensation for 2017. At the direction of management, Towers Watson was assigned specific tasks related to the compensation of senior executive officers, including: (i) review of peer group and pay changes in the 2017 employment market, (ii) compilation of peer groups for executive officers, and (iii) compensation analysis for the Autoliv Compensation Committee.

The Autoliv Peer Groups

In line with the principles of its compensation philosophy, the Autoliv Compensation Committee reviewed the most current compensation data available in selected markets. This included market data from Sweden and the U.S. Towers Watson used its proprietary non-disclosed compensation database to assess local market compensation levels for executive roles operating within the general, high-tech, automotive and manufacturing industries. Such market assessments are based on executive officers’ roles, characteristics and responsibilities including job function, reporting level and other organizational financial and organizational scope measures, including revenue responsibility, employees, and geographical responsibility. The market data contained information regarding the assessed level of base salary, total cash compensation, total direct compensation and total compensation. The details of data provided in the tables below reflect the information as provided by Towers Watson as part of the analysis.

Swedish Peer Group

Mr. Carlson, Löfvenholm and Jönsson. In considering compensation for 2017 for Messrs. Carlson, Löfvenholm and Jönsson, who is based in Sweden, the Autoliv Compensation Committee reviewed, among other factors, market data (base salary, total target cash compensation, total direct compensation and total compensation) from a peer group consisting of large-cap Swedish companies that have global industrial operations of substantial size in major manufacturing markets of North America, Europe and Asia (the “Swedish peer group”) headquartered in Sweden and with executives based in Sweden with Swedish employment conditions. The Swedish peer group for 2017 consisted of the following companies, with such information provided by Towers Watson and converted to U.S. dollars using the following exchange rate: 1 USD = 8.2322 SEK.

Swedish Peer Group for 2017
Company	Net Sales (MUSD)	Market Cap (MUSD)	Headcount
Volvo	37,963	25,116	88,464
Ericsson	29,994	24,012	116,281
Volvo Cars	19,927	N/A	28,119
Skanska	18,592	9,705	48,470
Electrolux	15,003	8,014	58,265
SCA	14,008	21,837	44,000
Atlas Copco	12,410	36,953	43,114
Scania	11,528	N/A	44,409
Stora Enso	11,484	7,482	25,680
Sandvik	10,428	14,147	45,808
SKF	9,232	8,055	46,635
Assa Alboy	8,272	22,313	45,994
SSAB	6,908	2,705	16,045
Alfa Laval	4,828	6,877	17,417
Husqvarna	4,394	5,181	13,572

U.S. Peer Group

Mr. Sjöbring. In considering compensation for 2017 for Mr. Sjöbring, the Autoliv Compensation Committee reviewed, among other factors, market data (base salary, total target cash compensation, total direct compensation and total compensation) from a peer group consisting of U.S. companies that were selected based on market capitalization, total revenue and number of employees. The companies comprising the 2017 U.S. peer group are listed below, with such information provided by Towers Watson.

U.S.A. Peer Group for 2017
Company	Net Sales (MUSD)	Market Cap (MUSD)	Headcount
Northrop Grumman Corporation	23,526	38,541	65,000
Rolls-Royce Holdings PLC	20,967	21,260	50,500
Whirlpool Corporation	20,891	12,915	97,000
Eaton Corporation	20,855	29,549	97,000
Lear Corporation	18,211	8,329	136,200
Jabil Circuit Inc.	17,899	4,063	161,000
ZF TRW Automotive Holdings Corporation	17,539	N/A	66,900
Textron Inc.	13,423	10,671	35,000
Parker-Hannifin Corporation	12,712	16,422	54,750
Stanley Black & Decker Inc.	11,172	18,278	51,250
L-3 Communications Holdings Inc.	10,466	11,494	38,000
Navistar International Corporation	10,140	1,516	13,200
BorgWarner Inc.	8,023	7,407	30,000
Federal-Mogul Holdings Corporation	7,419	1,567	53,700
Spirit AeroSystems Holdings Inc.	6,644	5,889	15,200
Terex Corporation	6,543	2,627	20,400
Rockwell Automation Inc.	6,308	15,186	22,500
Harman International Industries Inc.	6,155	5,804	24,197
Oshkosh Corporation	6,098	3,986	13,300
Rockwell Collins Inc.	5,244	10,883	19,500
Harris Corporation	5,083	11,244	22,300
Visteon Corporation	3,245	2,397	11,000
Timken Corporation	2,872	2,647	14,000
SPX Corporation	1,719	800	6,000

Findings and Decisions for 2017 Compensation

The following section of this CD&A focuses on the data reviewed by the Autoliv Compensation Committee in its December 2016 meeting and the decisions linked to compensation paid to our named executive officers (with the exception of Mr. Hermansson) for 2017.

The Autoliv Compensation Committee reviews the compensation for the executives taking internal, external and personal factors into consideration and one of the factors considered is the current market position of respective named executive officers. Although the analysis provides an additional input to decision making, Autoliv is aware of the fact that the limited number of peer group companies in Sweden where the majority of our named executive officers are located may result in inconsistencies in year-over-year analysis.

For the purpose of market position analysis, the following guidelines have been followed to increase readability of the information provided:

•	Within -/+ 5% of the peer group median – “at” median

•	Within -/+ 5-20% of the peer group median – “moderately below/above” the peer group median

•	Outside -/+ 20-50% of the peer group median – “below/above” the peer group median

Each of the 2016 pie charts below demonstrates the mix of base salary, target short-term incentive, value of long-term incentive awards and value of retirement / pension solutions provided to our named executive officers in 2016, using applicable exchange rates at the time of analysis and Towers Watson’s methodologies, which information the Autoliv Compensation Committee reviewed and considered in connection with establishing target pay levels for 2017. Similarly, the percentage changes in each element of compensation set forth below reflect the Autoliv Compensation Committee’s decisions in December 2016.

Jan Carlson. Pursuant to the December 2016 analysis provided by Towers Watson, Mr. Carlson’s:

•	base salary was moderately above the peer group’s median;

•	total cash compensation (base salary plus target annual non-equity incentive award) was above the peer group’s median;

•	total direct compensation (total cash compensation plus the value of long-term incentives) was above the peer group median; and

•	total remuneration (total direct compensation plus the value of the retirement/pension related compensation) was above the market median.

Based on the 2016 pay mix given below, the market data and the other factors the Autoliv Compensation Committee considered, the Autoliv Compensation Committee approved the following changes to Mr. Carlson’s 2017 compensation.

Base Salary Adjustment for 2017	Target STI Adjustment for 2017	Approved Target Grant Value of Stock Incentive Plan for 2017	Retirement/ Pension Solution for 2017
Increased by 5.0%	No change (remained at the same target level - 75% of base salary)	No change (remained at the same grant value in USD)	No change (contribution level remained at 48% of base salary)

Johan Löfvenholm. Pursuant to the December 2016 analysis provided by Towers Watson, Mr. Löfvenholm’s:

•	base salary was moderately below the peer group’s median;

•	total cash compensation (base salary plus target annual non-equity incentive award) was moderately below the peer group’s median;

•	total direct compensation (total cash compensation plus the value of long-term incentives) was above the peer group median; and

•	total remuneration (total direct compensation plus the value of the retirement/pension related compensation) was moderately above the market median.

Based on the 2016 pay mix given below, the market data and the other factors the Autoliv Compensation Committee considered, the Autoliv Compensation Committee approved the following changes to Mr. Löfvenholm’s 2017 compensation.

Base Salary Adjustment for 2017	Target STI Adjustment for 2017	Approved Target Grant Value of Stock Incentive Plan for 2017	Retirement/ Pension Solution for 2017
Increased by 20.0%	No change (remained at the same target level - 45% of base salary)	No change (remained at the same grant value in USD)*	No change (contribution level remained at 35% of base salary)

*	The value of Mr. Löfvenholm’s actual 2017 LTI grant was slightly higher than his target grant value because he also received as part of the 2017 LTI grant value a prorated amount to reflect his time in his new role which commenced October 1, 2016.

Lars Sjöbring. Pursuant to the December 2016 analysis provided by Towers Watson, Mr. Sjöbring’s:

•	base salary was above the peer group median;

•	total cash compensation (base salary plus target annual non-equity incentive award) was at the peer group median;

•	total direct compensation (total cash compensation plus the value of long-term incentives) was below the peer group median; and

•	total remuneration (total direct compensation plus the value of the retirement/pension related compensation) was moderately below the peer group median.

Based on the 2016 pay mix given below, the market data and the other factors the Autoliv Compensation Committee considered, the Autoliv Compensation Committee approved the following changes to Mr. Sjöbring’s 2017 compensation.

Base Salary Adjustment for 2017	Target STI Adjustment for 2017	Approved Target Grant Value of Stock Incentive Plan for 2017	Retirement/ Pension Solution for 2017
Increased by 4.0%	No change (remained at 35 % of base salary)	No change (remained at the same grant value in USD)	No change (contribution level remained at 35% of base salary)

Thomas Jönsson. Pursuant to the December 2016 analysis provided by Towers Watson, Mr. Jönsson’s:

•	base salary was at the peer group’s median;

•	total cash compensation (base salary plus target annual non-equity incentive award) was moderately below the peer group’s median;

•	total direct compensation (total cash compensation plus the value of long-term incentives) was moderately above the peer group median; and

•	total remuneration (total direct compensation plus the value of the retirement/pension related compensation) was moderately above the market median.

Based on the 2016 pay mix given below, the market data and the other factors the Autoliv Compensation Committee considered, the Autoliv Compensation Committee approved the following changes to Mr. Jönsson’s 2017 compensation.

Base Salary Adjustment for 2017	Target STI Adjustment for 2017	Approved Target Grant Value of Stock Incentive Plan for 2017	Retirement/ Pension Solution for 2017
Increased by 4.0%	No change (remained at the same target level - 35% of base salary)	No change (remained at the same grant value in USD)	No change (contribution level remained at 35% of base salary)

Treatment of Outstanding Autoliv Equity Compensation in the Spin-Off

As described elsewhere in this Information Statement, the Employee Matters Agreement generally provides for the conversion of outstanding stock awards granted under the Autoliv equity compensation programs into adjusted awards relating to both shares of Autoliv and Veoneer common stock. The adjusted awards generally will be subject to the same or equivalent vesting conditions and other terms that applied to the applicable original Autoliv award immediately before the spin-off.

For each holder of a stock option or RSU, fifty percent (50%) of the outstanding stock award value, as calculated immediately prior to the distribution, will be converted to a stock option or RSU, as applicable, of Veoneer, and fifty percent (50%) to a stock option or RSU, as applicable, of Autoliv, in each case with an adjustment to the number of shares and, in the case of stock options, exercise price, as required to preserve the value inherent in the stock award before and after the distribution. Any such adjustments shall be performed in accordance with applicable U.S. tax rules, as necessary.

Outstanding performance shares will be converted to RSUs, and converted to RSUs of both Autoliv and Veoneer as described above, with the number of performance shares so converting determined based on: (i) for the period between the beginning of the performance period and April 1, 2018, the actual level of performance measured as of April 1, 2018; and (ii) for the period following April 1, 2018 and the last day of the applicable performance period, actual performance measured as of April 1, 2018, or target level performance, whichever is greater.

For purposes of vesting for all awards, continued employment with or service to Autoliv or Veoneer, as applicable, will be treated as continued employment with or service to both Autoliv and Veoneer, as applicable.

Veoneer’s Anticipated Compensation Programs

The executive compensation programs that will initially be adopted by Veoneer are currently expected to be substantially similar to those in place at Autoliv immediately prior to the spin-off. However, after the spin-off, the Veoneer Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments, which may be significant, as necessary to meet prevailing business needs and strategic priorities. Adjustments to elements of our compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company, or for other reasons.

Arrangements with Messrs. Carlson, Hermansson, Löfvenholm, Sjöbring and Jönsson

Mr. Carlson. Mr. Carlson entered into a new employment agreement and a new change-in-control severance agreement with Veoneer, effective as of the spin-off. Mr. Carlson’s employment agreement provides that he is entitled to an annual base salary of SEK 12,599,575 (approximately $1,530,523). In addition to base salary, Mr. Carlson will be entitled to a vacation supplement in accordance with Swedish law. Mr. Carlson will have an opportunity to participate in Veoneer’s bonus plan for executive officers, with an initial target cash bonus of seventy-five percent (75%) of his base salary, and he will be eligible to receive equity grants under Veoneer’s stock incentive plan. Veoneer will provide Mr. Carlson with a company car and reimbursement for maintenance costs. In addition, Veoneer will pay pension premiums for defined contribution pension insurance in Sweden, with an amount equal to forty-eight percent (48%) of his base salary.

Mr. Carlson’s employment agreement also provides that he is eligible to receive a $6,000,000 retention bonus payable in lieu of his right to severance upon terminating his employment with Autoliv at the time of the spin-off, and recognizes the critical importance of his continued service and leadership during the formation of Veoneer. The retention bonus will be paid in three equal installments in each of July 2019, 2020, and 2021, provided that he remains employed by Veoneer on each such date. Fifty percent (50%) of the retention bonus will be paid annually at the time of vesting in a fixed cash amount ($1,000,000 annually), and fifty percent (50%) will be denominated in Veoneer restricted stock units on the effective date of the spin-off and paid annually in one-third installments in cash. In the event that prior to July 1, 2021, Mr. Carlson is given notice of termination by Veoneer for reasons other than “cause” or “disability,” or Mr. Carlson gives notice of termination for reasons that constitute “good reason” (as such terms are defined in the employment agreement) all retention payments made to date will be deducted from any payments to Mr. Carlson due under the employment agreement following the date of notice. Any unvested portion of the retention bonus on the date of notice will be forfeited. If Mr. Carlson gives notice of termination and resigns or gives notice of his retirement prior to July 1, 2021, any unvested portion of the retention bonus on the date of notice also will be forfeited.

Mr. Carlson’s employment agreement may be terminated by Veoneer at any time with or without cause or by Mr. Carlson with or without good reason. The employment agreement requires that Veoneer provide written notice of termination to Mr. Carlson not less than eighteen (18) calendar months prior to the date of termination (except in the case of a “for cause” termination, in which case his termination would be effective immediately), and Mr. Carlson must give Veoneer written notice of termination of his employment not less than twelve (12) calendar months prior to such date of termination. Depending on the reason for the termination, Mr. Carlson will be entitled to certain severance benefits. If Mr. Carlson’s employment is terminated by Veoneer other than for cause or if he resigns for good reason, then, in addition to receiving salary and benefits during the requisite notice period, he will be entitled to a lump sum severance payment equal to the sum of (i) his then-current annual salary, (ii) the average of the annual bonuses received by him for the two most recent fiscal years, or, if higher, the annual bonus for the fiscal year immediately prior to the year of termination, (iii) the annual taxable value of the benefit of a company car, and (iv) the value of any defined contribution plan benefits to which he would have been entitled to if he remained in service for one year following termination. If Mr. Carlson dies, if Veoneer terminates Mr. Carlson’s employment for cause or if he retires or resigns without good reason, then the agreement will terminate without further obligations to the executive (other than payments and benefits due to Mr. Carlson during the requisite notice period), provided that if Mr. Carlson dies or is given notice of termination by Veoneer by reason of his disability, the remaining unpaid retention amounts will be accelerated and paid in a single lump sum to Mr. Carlson or his estate, as applicable.

Mr. Carlson’s change-in-control severance agreement with Veoneer provides that if Mr. Carlson’s employment is terminated by Veoneer other than for “cause” or death, or if Mr. Carlson resigns for “good reason”, or if Veoneer terminates Mr. Carlson’s employment by reason of “disability” (as such terms are defined in the agreement), in each case within two years following a “change in control” of Veoneer (as defined in the agreement), then Mr. Carlson will receive a lump sum severance payment equal to 2.5 times the sum of (a) his then-current annual salary (or if higher, the salary in effect immediately prior to the first event or circumstances which constitutes Good Reason), (b) the average of the annual bonuses received by him for the two most recent fiscal years, or the annual bonus for the fiscal year immediately prior to the fiscal year during which occurs the first event or circumstance constituting Good Reason, whichever is highest, (c) the taxable value of the benefit of a company car, and (d) the value of any defined contribution plan benefits to which he would have been entitled if he remained in service for one year following termination. The severance payment under the change-in-control severance agreement would be in lieu of the salary and benefits payable pursuant to Mr. Carlson’s employment agreement during the requisite notice period and the severance benefits that would otherwise be payable under Mr. Carlson’s employment agreement.

Mr. Hermansson. Mr. Hermansson entered into a new employment agreement with Autoliv in connection with his commencement of employment, which agreement has been transferred to Veoneer. Mr. Hermansson’s employment agreement provides that he is entitled to an annual base salary of SEK 5,000,000 (approximately $607,371). Mr. Hermansson will have an opportunity to participate in Veoneer’s bonus plan for executive officers, with an initial target cash bonus of forty-five percent (45%) of his base salary, and he will be eligible to receive equity grants under Veoneer’s stock incentive plan. Veoneer will provide Mr. Hermansson with a company car and reimbursement for maintenance costs. During his employment, Veoneer will make pension contributions equivalent to thirty-five percent (35%) of Mr. Hermansson’s base salary. Mr. Hermansson’s employment agreement also provides that his 2018 long-term incentive award value would be increased by $238,000 as a retention bonus.

Mr. Hermansson’s employment agreement may be terminated by Veoneer at any time with or without cause or by Mr. Hermansson with or without good reason. The employment agreement requires that Veoneer provide written notice of termination to Mr. Hermansson not less than six (6) calendar months prior to the date of termination (except in the case of a “for cause” termination, in which case his termination would be effective immediately), and Mr. Hermansson must give Veoneer written notice of termination of his employment not less than six (6) calendar months prior to such date of termination. Depending on the reason for the termination, Mr. Hermansson will be entitled to certain severance benefits. If Mr. Hermansson’s employment is terminated by Veoneer other than for cause or if he resigns for good reason, then, in addition to receiving salary and benefits during the requisite notice period, he will be entitled to a lump sum severance payment equal to one and one-half times his then-current base salary and accrued short term incentive during the last 12 months. If Mr. Hermansson dies, if Veoneer terminates Mr. Hermansson’s employment for cause or if he retires or resigns without good reason, then the agreement will terminate without further obligations to the executive (other than payments and benefits due to Mr. Hermansson during the requisite notice period).

Mr. Löfvenholm. Mr. Löfvenholm entered into a new employment agreement and a new change-in-control severance agreement with Veoneer, effective as of the spin-off. Mr. Löfvenholm’s employment agreement provides that he is entitled to an annual base salary of SEK 3,950,367 (approximately $479,868). Mr. Löfvenholm will have an opportunity to participate in Veoneer’s bonus plan for executive officers, with an initial target cash bonus of forty-five percent (45%) of his base salary, and he will be eligible to receive equity grants under Veoneer’s stock incentive plan. Veoneer will provide Mr. Löfvenholm with a company car and reimbursement for maintenance costs. During his employment, Veoneer will make pension contributions equivalent to thirty-five percent (35%) of Mr. Löfvenholm’s base salary.

Mr. Löfvenholm’s employment agreement may be terminated by Veoneer at any time with or without cause or by Mr. Löfvenholm with or without good reason. The employment agreement requires that Veoneer provide written notice of termination to Mr. Löfvenholm not less than six (6) calendar months prior to the date of termination (except in the case of a “for cause” termination, in which case his termination would be effective immediately), and Mr. Löfvenholm must give Veoneer written notice of termination of his employment not less than six (6) calendar months prior to such date of termination. Depending on the reason for the termination, Mr. Löfvenholm will be entitled to certain severance benefits. If Mr. Löfvenholm’s employment is terminated by Veoneer other than for cause or if he resigns for good reason, then, in addition to receiving salary and benefits during the requisite notice period, he will be entitled to a lump sum severance payment equal to one and one-half times his then-current base salary. If Mr. Löfvenholm dies, if Veoneer terminates Mr. Löfvenholm’s employment for cause or if he retires or resigns without good reason, then the agreement will terminate without further obligations to the executive (other than payments and benefits due to Mr. Löfvenholm during the requisite notice period).

Mr. Löfvenholm’s change-in-control severance agreement with Veoneer provides that if Mr. Löfvenholm’s employment is terminated by Veoneer other than for “cause” or death, or if Mr. Löfvenholm resigns for “good reason”, or if Veoneer terminates Mr. Löfvenholm’s employment by reason of “disability” (as such terms are defined in the agreement), in each case within two years following a “change in control” of Veoneer (as defined in the agreement), then Mr. Löfvenholm will receive a lump sum severance payment equal to 2.5 times the sum of (a) his then-current annual salary (or if higher, the salary in effect immediately prior to the first event or circumstances which constitutes good reason); (b) (i) the average of the annual cash bonuses earned in the two fiscal years prior to the date of termination, (ii) if two fiscal years have not elapsed prior to the date of termination, the annual cash bonus earned in the fiscal year prior to termination, (iii) if a full fiscal year has not elapsed prior to the date of termination, his target annual cash bonus, or (iv) provided that it results in a higher bonus than the amount payable under (i) through (iii), the bonus payable for the fiscal year immediately prior to the first occurrence of an event or circumstance constituting good reason; (c) the taxable value of the benefit of a company car; and (d) the value of any defined contribution plan benefits to which Mr. Löfvenholm would have been entitled if he remained in service for one year following termination. The severance payment under the change-in-control severance payment would be in lieu of the salary and benefits payable pursuant to Mr. Löfvenholm’s employment agreement during the requisite notice period and the severance benefits that would otherwise be payable under Mr. Löfvenholm’s employment agreement.

Mr. Sjöbring. Mr. Sjöbring entered into a new employment agreement and a new change-in-control severance agreement with Veoneer, effective as of the spin-off. Mr. Sjöbring’s employment agreement provides that he is entitled to an annual base salary of $705,042. Mr. Sjöbring will have an opportunity to participate in Veoneer’s bonus plan for executive officers, with an initial target cash bonus of thirty-five percent (35%) of his base salary, and he will be eligible to receive equity grants under Veoneer’s stock incentive plan. Veoneer will provide Mr. Sjöbring with a company car (or a car allowance) and reimbursement for maintenance costs. During his employment, Mr. Sjöbring will be eligible to participate in any non-qualified deferred compensation plan and/or qualified retirement plans and any additional welfare benefit plans, practices, policies and programs provided by Veoneer to similarly-situated executives. Veoneer will make additional contributions to a non-qualified deferred compensation plan equivalent to an amount such that the total value of all matches and contributions by Veoneer to the U.S. savings plans will be equivalent to thirty-five percent (35%) of Mr. Sjöbring’s base salary.

The retention bonus which Mr. Sjöbring was eligible to receive pursuant to his existing employment agreement with Autoliv will be preserved in the new employment agreement with Veoneer. Consistent with the terms of his existing employment agreement with Autoliv, Mr. Sjöbring is eligible to receive this $1,000,000 retention bonus within 30 days following the earlier to occur of (i) November 16, 2018, provided that he remains employed by Veoneer on such date, or (ii) the date that his employment with Veoneer is terminated by reason of his death, disability, or by Veoneer without “cause”, or by Mr. Sjöbring for “good reason” (as such terms are defined in the new employment agreement).

Mr. Sjöbring’s employment agreement may be terminated by Veoneer at any time with or without cause or by Mr. Sjöbring with or without good reason. The employment agreement requires that Veoneer provide written notice of termination to Mr. Sjöbring not less than six (6) calendar months prior to the date of termination (except in the case of a “for cause” termination, in which case his termination would be effective immediately), and Mr. Sjöbring must give Veoneer written notice of termination of his employment not less than six (6) calendar months prior to such date of termination. Depending on the reason for the termination, Mr. Sjöbring will be entitled to certain severance benefits. If Mr. Sjöbring’s employment is terminated by Veoneer other than for cause or if he resigns for good reason, then, in addition to receiving salary and benefits during the requisite notice period, he will be entitled to a lump sum severance payment equal to one and one-half times his then-current base salary. If Mr. Sjöbring dies, if Veoneer terminates Mr. Sjöbring’s employment for cause or if he retires or resigns without good reason, then the agreement will terminate without further obligations to the executive (other than payments and benefits due to Mr. Sjöbring during the requisite notice period).

Mr. Sjöbring’s change-in-control severance agreement with Veoneer provides that if Mr. Sjöbring’s employment is terminated by Veoneer other than for “cause” or death, or if Mr. Sjöbring resigns for “good reason”, or if Veoneer terminates Mr. Sjöbring’s employment by reason of “disability” (as such terms are defined in the agreement), in each case within two years following a “change in control” of Veoneer (as defined in the agreement), then Mr. Sjöbring will receive a lump sum severance payment equal to 1.5 times the sum of (a) his then-current annual salary (or if higher, the salary in effect immediately prior to the first event or circumstances which constitutes good reason); (b) (i) the average of the annual cash bonuses earned in the two fiscal years prior to the date of termination, (ii) if two fiscal years have not elapsed prior to the date of termination, the annual cash bonus earned in the fiscal year prior to termination, (iii) if a full fiscal year has not elapsed prior to the date of termination, his target annual cash bonus, or (iv) provided that it results in a higher bonus than the amount payable under (i) through (iii), the bonus payable for the fiscal year immediately prior to the first occurrence of an event or circumstance constituting good reason; (c) the taxable value of the benefit of a company car; and (d) the value of any defined contribution plan benefits to which Mr. Sjöbring would have been entitled if he remained in service for one year following termination. The severance payment under the change-in-control severance payment would be in lieu of the salary and benefits payable pursuant to Mr. Sjöbring’s employment agreement during the requisite notice period and the severance benefits that would otherwise be payable under Mr. Sjöbring’s employment agreement.

Mr. Jönsson. Mr. Jönsson entered into a new employment agreement with Veoneer, effective as of the spin-off. Mr. Jönsson’s employment agreement provides that he is entitled to an annual base salary of SEK 2,548,706 (approximately $309,602). Mr. Jönsson will have an opportunity to participate in Veoneer’s bonus plan for executive officers, with an initial target cash bonus of thirty-five percent (35%) of his base salary, and he will be eligible to receive equity grants under Veoneer’s stock incentive plan. Veoneer will provide Mr. Jönsson with a company car and reimbursement for maintenance costs. During his employment, Veoneer will make pension contributions equivalent to thirty-five percent (35%) of Mr. Jönsson’s base salary.

Mr. Jönsson’s employment agreement may be terminated by Veoneer at any time with or without cause or by Mr. Jönsson with or without good reason. The employment agreement requires that Veoneer provide written notice of termination to Mr. Jönsson not less than six (6) calendar months prior to the date of termination (except in the case of a “for cause” termination, in which case his termination would be effective immediately), and Mr. Jönsson must give Veoneer written notice of termination of his employment not less than six (6) calendar months prior to such date of termination. Depending on the reason for the termination, Mr. Jönsson will be entitled to certain severance benefits. If Mr. Jönsson’s employment is terminated by Veoneer other than for cause or if he resigns for good reason, then, in addition to receiving salary and benefits during the requisite notice period, he will be entitled to a lump sum severance payment equal to one and one-half times his then-current base salary. If Mr. Jönsson dies, if Veoneer terminates Mr. Jönsson’s employment for cause or if he retires or resigns without good reason, then the agreement will terminate without further obligations to the executive (other than payments and benefits due to Mr. Jönsson during the requisite notice period). Mr. Jönsson’s employment agreement also provides that if a change in control (as defined in the agreement) occurs within 12 months following the effective date of the listing of Veoneer’s common stock on the applicable U.S. stock exchange and Mr. Jönsson’s employment is terminated by Veoneer without cause during that same 12-month period, then he will receive an additional severance payment equal to one-half of his then-current annual base salary (in addition to the other notice and severance payments described above).

Non-Competition Provisions of Employment Agreements. Except as provided below, following the executive’s termination of employment, each of the named executive officers are prohibited from competing with Veoneer for a period of 12 months. Such noncompetition covenant does not apply in the event that (i) Veoneer terminates Mr. Carlson’s employment for any reason other than by reason of his breach of the agreement or for Cause or Messrs. Hermansson’s, Jonsson’s, Lofvenholm’s or Sjöbring’s, employment for any reason other than for Cause, or (ii) Mr. Carlson terminates employment due to Veoneer’s breach of the agreement or Messrs. Hermansson, Jonsson, Lofvenholm or Sjöbring resigns for Good Reason. In consideration for such noncompetition covenant, Veoneer is obligated to make up to 12 monthly payments equal to the difference between the executive’s monthly gross salary as of the date of his employment termination and any lower salary earned by the executive in any new employment, if any. The aggregate monthly payments are limited to a maximum of 60% of the gross salary earned as of the date of his employment termination, and Veoneer will cease making payments once such aggregate amount has been reached. Veoneer is not obligated to make such payments if the executive’s employment terminates due to his retirement.

2018 Stock Incentive Plan

As described earlier in this information statement, in connection with the spin-off, we expect to adopt an equity incentive plan in which our employees, non-employee directors and other service providers may participate. In addition, the equity incentive plan will permit grants of awards in connection with the conversion of the outstanding awards granted under the Autoliv equity compensation programs. The following is a summary of the proposed terms of the Veoneer, Inc. 2018 Stock Incentive Plan, or the 2018 Plan.

Purpose. The 2018 Plan is intended to promote the long term financial interests and growth of the Company by (i) attracting and retaining executive personnel, (ii) motivating executive personnel by means of growth-related incentives, (iii) providing incentive compensation opportunities that are competitive with those of other major corporations, and (iv) furthering the identity of interests of participants with those of our stockholders. In addition, the equity incentive plan will permit grants of awards in connection with the conversion of the outstanding awards granted under the Autoliv equity compensation programs.

Administration. The Veoneer Compensation Committee of the Board will administer the 2018 Plan. The Veoneer Compensation Committee will have the authority to select participants from among those eligible to receive awards; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2018 Plan; and make all other decisions and determinations that may be required under the plan.

Shares Available for Awards. We expect that an aggregate of                 shares of our common stock, plus a number of shares of our common stock subject to conversion of the outstanding awards granted under the Autoliv equity compensation programs, will be authorized for issuance under the 2018 Plan, subject to adjustment as described below. Shares issued under the 2018 Plan may be authorized but unissued common stock or authorized and issued common stock held in the Company’s treasury or a combination thereof. Generally, shares subject to awards that terminate or expire unexercised, or are cancelled or forfeited will be available for future awards under the 2018 Plan.

Adjustments. In the event of a recapitalization, reorganization, spin off, stock dividend, stock split, combination or other increase or reduction in the number of issued shares of common stock, our board of directors or the Veoneer Compensation Committee will be required by the 2018 Plan to make such adjustments in the number and kind of shares authorized by the 2018 Plan, the number and kind of shares covered by, or with respect to which payments are measured under, outstanding awards, and the exercise price of each award, as necessary to prevent dilution or enlargement of the rights of participants and as determined to be appropriate and equitable.

Eligibility. The 2018 Plan will permit the grant of awards to employees, non-employee directors and consultants, of the Company and its affiliates, as the Veoneer Compensation Committee may select from time to time, as well as to holders of outstanding awards subject to conversion granted under the Autoliv equity compensation programs.

Available Awards. The 2018 Plan will authorize the grant of awards in any of the following forms:

•	Options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the U.S. Internal Revenue Code. The exercise price of an option granted under the 2018 Plan may not be less than the fair market value of our common stock on the date of grant (except in the case of outstanding awards subject to conversion granted under the Autoliv equity compensation programs). No option will be exercisable for more than ten years from the date of grant.

•	Stock appreciation rights (SARs), which give the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the SAR (which cannot be less than the fair market value of the underlying common stock as of the date of grant). No SARs will be exercisable for more than ten years after the date of grant.

•	Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Veoneer Compensation Committee. Except for restrictions on transfer and such other restrictions as the Veoneer Compensation Committee may impose, participants will have all the rights of a stockholder with respect to the restricted stock. Unless the Veoneer Compensation Committee determines otherwise, termination of employment during the restricted period will result in the forfeiture by the participant of all shares still subject to restrictions.

•	Stock units, which represent the right to receive shares of our common stock (or an equivalent value in cash or other property, as specified in the award certificate) in the future. In the case of restricted stock units, the right to receive stock is based upon the attainment of stated vesting or performance criteria. Deferred stock units represent a fully-vested right to receive stock in the future. Unless the Veoneer Compensation Committee determines otherwise, termination of employment during the restricted period will result in the forfeiture by the participant of all stock units still subject to restrictions.

•	Cash awards and awards valued in whole or in part by reference to, or otherwise based on, our common stock to such persons, in such amounts, and subject to such terms and conditions as the Veoneer Compensation Committee may determine in its discretion.

Limitations on Individual Awards. The maximum number of shares of our common stock subject to certain awards, which may be granted to any one participant during a calendar year under the 2018 Plan is as follows (not including, for this purpose, any outstanding awards subject to conversion granted under the Autoliv equity compensation programs): 300,000 shares subject to options and stock appreciation rights, 300,000 shares subject to restricted stock, restricted stock units or deferred stock units, and 300,000 shares subject to other stock-based awards. The maximum aggregate amount that may be paid with respect to cash-based awards to any one participant during a calendar year under the 2018 Plan is $3,000,000.

Performance Goals. The Veoneer Compensation Committee will be authorized to grant any award under the 2018 Plan, including cash-based awards, with performance-based vesting criteria, on such terms and conditions as may be selected by the Veoneer Compensation Committee. The Veoneer Compensation Committee may establish performance goals for performance-based awards based on any performance criteria it selects, including but not limited to any of the following criteria, which may be expressed in terms of company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, region, department or function within the company or an affiliate: revenue, sales, profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures), earnings (EBIT, EBITDA, earnings per share or other corporate earnings measures), net income (before or after taxes, operating income or other income measures), Cash (cash flow, cash generation or other cash measures), stock price or performance, total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price), economic value added (and other value creation measures), return measures (including, but not limited to, return on assets, capital, equity, investments or sales, and cash flow return on assets, capital, equity, or sales), market share, improvements in capital structure (including but not limited to debt to equity ratios and debt to total assets ratios), expenses (expense management, expense ratio, expense efficiency ratios or other expense measures), business expansion or consolidation (acquisitions and divestitures), internal rate of return or increase in net present value, working capital targets relating to inventory and/or accounts receivable, safety standards, productivity measures, cost reduction measures and/or strategic plan development and implementation.

Change in Control. Except as otherwise provided in an award certificate, in the event of a change in control (as defined in the 2018 Plan), all outstanding options and SARs would become fully vested and/or immediately exercisable, all outstanding service-based restricted stock or stock unit awards would become fully vested and the target payout opportunities attainable under all outstanding stock-settled performance-based awards would be deemed to have been fully earned based on an assumed achievement of performance goals at “target” levels, and there would be a pro rata payout of such awards within 30 days after the date of the change in control. With respect to cash-settled performance-based awards, the Veoneer Compensation Committee has the sole discretion to determine whether, upon the occurrence of a change in control, such awards will become fully or partially vested, and the Veoneer Compensation Committee may discriminate among participants and among awards granted to participants in exercising such discretion.

Limitations on Transfer; Beneficiaries. Except as may otherwise be determined by the Veoneer Compensation Committee, a participant may not transfer an award other than by will or the laws of descent and distribution. A participant may, in the manner determined by the Veoneer Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Prohibition on Repricing. Outstanding stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of the Company’s stockholders. The exchange of an “underwater” option (i.e., an option having an exercise price in excess of the current market value of the underlying stock) for another award would be considered an indirect repricing and would, therefore, require the prior consent of the Company’s stockholders.

Termination and Amendment. The Board or the Veoneer Compensation Committee may suspend, revise, terminate or amend the 2018 Plan at any time; provided, however, that no such action may, without the consent of a participant, reduce the participants’ rights under any outstanding award.

Foreign Jurisdictions. The Veoneer Compensation Committee may, in its discretion, make awards with terms and conditions different from those specified in the 2018 Plan to participants who are employed outside of the United States or who are foreign nationals to accommodate for differences in foreign and local law, tax policy, and custom.

Terms and Conditions of Converted Awards. Notwithstanding anything in the 2018 Plan to the contrary, grants of awards in connection with the conversion of the outstanding awards granted under the Autoliv equity compensation programs will reflect substantially the original terms of the awards being so converted, and such awards need not comply with other specific terms of the 2018 Plan.

Certain Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to awards under the 2018 Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

Non-Qualified Stock Options. An optionee will not recognize any income upon the grant of a non-qualified stock option. The Company will not be entitled to a tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock on the exercise date over the option exercise price will be taxable as ordinary income to the optionee and will be subject to applicable withholding taxes. The Company will generally be entitled to a corresponding tax deduction at such time. In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

Incentive Stock Options. An optionee will not recognize any income at the time of grant of an incentive stock option, and the Company will not be entitled to a tax deduction with respect to such grant. If the optionee holds the option shares for the required holding period of at least one year after exercise and two years after the date of grant of the incentive stock option, any difference between the amount realized upon disposition and the exercise price will be treated as long-term capital gain (or loss) to the optionee, and the Company will not be entitled to a federal income tax deduction. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the incentive stock option shares to the optionee, such sale or exchange will generally constitute a “disqualifying disposition” and the optionee will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

Stock Appreciation Rights. A grantee will not recognize any income upon receipt of a stock appreciation right, and the Company will not be allowed a tax deduction, at the time the award is granted. When the grantee exercises the stock appreciation right, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant, and the Company generally will be allowed a corresponding federal income tax deduction at that time.

Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock provided that the award is nontransferable and is subject to a substantial risk of forfeiture, unless the holder elects under Section 83(b) of the Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the Company will be allowed a corresponding federal income tax deduction at that time. If the stock is later forfeited, the holder will not be able to recover the tax previously paid pursuant to the election. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock are subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, the Company generally will be entitled to a deduction in the same amount.

Unrestricted Stock. A grantee will recognize ordinary income upon the receipt of unrestricted stock in an amount equal to the fair market value of the stock at the time of receipt, less any amount paid for the shares. At the time the holder recognizes ordinary income, the Company generally will be entitled to a deduction in the same amount.

Restricted or Deferred Stock Units. A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or other property) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock or property), and the Company will be allowed a corresponding federal income tax deduction at that time.

Other Types of Awards. A grantee generally will not recognize income, and the Company will not be allowed a tax deduction, at the time certain other awards or rights are granted (for example, when applicable performance goals are established). Upon receipt of cash, stock or other property in settlement of such a right or award, the grantee will recognize ordinary income equal to the aggregate value of the cash, stock or other property received, and the Company generally will be entitled to a tax deduction in the same amount.

Currencies for Executive Compensation

Cash-based compensation is generally set in the local currency of the country of service. Accordingly, compensation for Mr. Carlson, Hermansson, Löfvenholm and Jönsson is set in Swedish kronor (“SEK”) and compensation for Mr. Sjöbring is set in U.S. dollars (“USD”), except for the annual target grant value of the LTI awards for which the compensation is set in USD for all executive officers. All amounts have been converted to USD using the following exchange rate: 1 USD = 8.2322 SEK = 0.8358 EURO.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers Prior to the Spin-Off

Messrs. Carlson, Löfvenholm, Jönsson and Sjöbring were employed by Autoliv during 2017; therefore, the information provided below reflects compensation earned by them at Autoliv and the design and objectives of the Autoliv compensation programs in place prior to the spin-off. Executive compensation decisions following the spin-off will be made by the Veoneer Compensation Committee. All references in the following tables to stock options, restricted stock units, and performance shares relate to awards granted by Autoliv pursuant to the Autoliv, Inc. 1997 Stock Incentive Plan (as amended and restated) (the “Autoliv 1997 Plan”) in respect of shares of Autoliv common stock.

The amounts and forms of compensation reported below are not necessarily indicative of the compensation that Veoneer executive officers will receive following the spin-off, which could be higher or lower, because historical compensation was determined by Autoliv’s Leadership Development and Compensation Committee based on Autoliv’s performance and because future compensation levels at Veoneer will be determined based on the compensation policies, programs, and procedures to be established by our compensation committee for those individuals who will be employed by Veoneer following the spin-off.

Mr. Hermansson was not employed by Autoliv or Veoneer during 2017 and therefore no historical information is provided for him in the tables below.

Summary Compensation Table (1)

The following table summarizes the compensation earned from Autoliv during 2017 by Messrs. Carlson, Löfvenholm, Jönsson & Sjöbring.

Name and Principal Position	Year	Salary $		Bonus $	Stock Awards $ (2)	Option Awards $	Non-Equity Incentive Plan Compensation $	Change in Pension Value and Nonqualified Deferred Compensation Earnings $ (3)	All Other Compensation $ (4)	TOTAL ($)
Jan Carlson
President and CEO	2017	1,710,065	(5)	—	991,155	—	1,103,743	18,576	759,731	4,583,270

Mathias Hermansson
Chief Financial Officer and Executive Vice President, Finance	2017	—		—	—	—	—	—	—	—

Johan Löfvenholm
COO	2017	465,891		—	397,648	—	169,817	—	181,230	1,214,586

Lars Sjöbring
Executive VP Legal Affairs, General Counsel & Secretary	2017	681,200		—	371,392	—	238,420	—	288,554	1,579,566

Thomas Jönsson
Executive VP Communications & Investor Relations	2017	300,585		—	265,945	—	105,205	—	126,371	798,105

(1)	The amounts contained in the table were paid in Swedish Kronor, USD and EUR. All amounts have been converted to U.S. dollars using the following exchange rates: 1 USD = 8.2322 SEK = 0.8358 EUR. Amounts are rounded to the nearest whole number and, as a result of such rounding, the amounts reflected in the “Total” column may differ slightly from the sum of amounts set forth in each individual column.
(2)	The numbers reflect the aggregate grant-date fair value of the RSUs and PSs granted in 2017, calculated with the actual share price on the day of grant. The grant date fair value of the PSs was computed by multiplying (i) the target number of PSs awarded to each named executive officer, which was the assumed probable outcome as of the grant date, by (ii) the grant date fair value per share used for financial reporting purposes. Assuming, instead, that the highest level of performance conditions would be achieved, the grant date fair values of the PSs would have been as follows: (i) Mr. Carlson, $991,155; Mr. Löfvenholm, $397,648; Mr. Sjöbring, $371,392 and Mr. Jönsson, $265,945.
(3)	All amounts contained in the column relate to Change in Pension Value as used for accounting purposes according to U.S. GAAP.
(4)	The following table reflects the items that are included in the All Other Compensation column for 2017.

Name	Perquisites $ (a)	Company Contributions to Defined Contribution Plans $ (b)	Vacation Supplement $ (c)	TOTAL $
Jan Carlson	37,778	706,395	15,558	759,731
Mathias Hermansson	—	—	—	—
Johan Löfvenholm	9,990	163,062	8,179	181,230
Lars Sjöbring	50,134	238,420	—	288,554
Thomas Jönsson	14,430	105,205	6,736	126,371

a.	For Mr. Carlson, reflects the value of a company car ($34,800) and company-paid healthcare benefits. For Mr. Löfvenholm, reflects the value of a company car (which, per the terms of the lease agreement, was provided at no cost to the Company during 2017) and fuel costs, and company-paid healthcare benefits. For Mr. Sjöbring, reflects the value of a company car ($28,333) and company-paid healthcare benefits. For Mr. Jönsson, reflects the value of a company car and company-paid healthcare benefits. For all perquisites, the value reported reflects the aggregate incremental cost to Autoliv of providing the benefit. Autoliv determined the cost of the company car based on the value of the lease payment or car allowance paid, as applicable.

b.	Reflects for Messrs. Carlson, Löfvenholm and Jönsson contributions to the executive officer’s defined contribution plans. Reflects for Mr. Sjöbring, $10,800 in matching contributions to the U.S. 401(k) plan, $38,147 in matching contributions to the Autoliv North America Non-Qualified Retirement Plan, and $189,473 as contribution to the Supplemental Plan.
c.	Reflects for Messrs. Carlson, Löfvenholm and Jönsson the vacation supplement required by Swedish labor law.
(5)	Includes payment of $238,408 for Mr. Carlson for unused vacation days.

2017 Grants of Plan-Based Awards Table

The following table summarizes grants of Autoliv plan-based awards to Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson in the year ended December 31, 2017.

	Grant Date	Estimated Possible Payouts under non-equity Incentive Plan			Estimated Possible Payouts under equity Incentive Plan			All other Stock	Grant date
		Treshold ($)	Target ($)	Maximum ($)	Treshold (#)	Target (#)	Maximum (#)	award (#)	FMV of stock awards (1)
Jan Carlson	02/19/2017	—	—	—	—	—	—	4,681	495,577
	02/19/2017	—	—	—	0	4,681	9,362	—	495,577
		0	1,103,743	2,207,486	—	—	—	—	—
Mathias Hermansson		—	—	—	—	—	—	0	0
		—	—	—	0	0	0	—	0
		0	0	0	—	—	—	—	—
Johan Löfvenholm	02/19/2017	—	—	—	—	—	—	1,878	198,824
	02/19/2017	—	—	—	0	1,878	3,756	—	198,824
		0	209,651	419,302	—	—	—	—	—
Lars Sjöbring	02/19/2017	—	—	—	—	—	—	1,754	185,696
	02/19/2017	—	—	—	0	1,754	3,508	—	185,696
		0	238,420	476,840	—	—	—	—	—
Thomas Johansson	02/19/2017	—	—	—	—	—	—	1,256	132,973
	02/19/2017	—	—	—	0	1,256	2,512	—	132,973
		0	105,205	210,409	—	—	—	—	—

(1)	The numbers reflect the aggregate grant date fair value of the RSUs and PSs calculated in with the actual share price on the day of grant. Each of the executive officers received his RSUs and PSs in February 2017.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table summarizes the total number of securities underlying outstanding awards granted by Autoliv to each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson for the year ended December 31, 2017.

	Option Awards (1)					Stock Awards (1)
Name	Grant year (#)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date ($)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (5)	Equity Incentive Plan Awards: Number of unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Jan Carlson	2017					4,753	(2)	604,011	4,753	(2)	604,011
	2016					3,154		400,810	4,732		601,343
	2015	12,732		113.36	02/16/25	4,244		539,328
	2014	13,830		94.87	02/19/24
Mathias Hermansson	2017	—	—	—	—	—		—	—		—
Johan Löfvenholm	2017					1,907	(2)	242,342	1,907	(2)	242,342
	2016					846		107,510	1,270		161,392
	2015	3,418		113.36	02/16/25	1,139		144,744
Lars Sjöbring	2017					1,781	(2)	226,330	1,781	(2)	226,330
	2016					1,182		150,209	1,773		225,313
	2015					12,230	(3)	1,554,189
Thomas Jönsson	2017					1,275	(2)	162,027	1,275	(2)	162,027
	2016					846		107,510	1,270		161,392
	2015	3,418		113.36	02/16/25	1,139		144,744

(1)	Except as otherwise noted, the above plan awards were granted on February 19, 2014, February 16, 2015, February 15, 2016 and February 19, 2017. All options granted are for 10-year terms with an exercise price equal to the fair market value (as defined in the Autoliv 1997 Plan) per share on the date of grant and become exercisable after one year of continued employment following the grant date. Except as otherwise noted, all RSUs and PSs granted generally cliff vest after three years. The RSUs granted in 2016 will vest annually over a period of three years following the grant date. For purposes of this table, the value of the PSs assumes that the performance goals will be achieved at the target level.
(2)	Reflects the number of RSUs and PSs that were granted on February 19, 2017 and the additional RSUs and PSs accrued through dividend equivalent rights as of December 31, 2017.
(3)	Mr. Sjöbring’s RSUs were granted on November 16, 2015 and cliff vest after five years.
(4)	The closing price on the NYSE for Autoliv common stock on December 29, 2017, the last trading day of the year, was $127.08

Option Exercises and Stock Vested During 2017

The following table summarizes for each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson the option awards that were exercised and RSUs that vested during the year ended December 31, 2017.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Jan Carlson	—	—	6,188	657,869
Mathias Hermansson	—	—	—	—
Johan Löfvenholm	3,965	131,362	1,746	185,587
Lars Sjöbring	—	—	591	63,598
Thomas Jönsson	—	—	1,746	185,587

(1)	The value realized upon the exercise of stock options was calculated as the number of options exercised multiplied by the difference between the price of a share of Autoliv common stock on the date of exercise and the exercise price of the stock option.
(2)	The value realized on vesting of RSUs shown in the table above was calculated as the product of the closing price of a share of Autoliv common stock on the vesting date multiplied by the number of RSUs vested.

Pension Benefits

The following table summarizes the present value of the benefit (and other information) under the defined benefit plan of Autoliv for the executive officers in the year ended December 31, 2017. Messrs. Hermansson, Löfvenholm, Sjöbring and Jönsson do not participate in a defined benefit plan. Since 2007, when he became the CEO, Mr. Carlson has not participated in a defined benefit plan.

Name	Plan Name	Number of Years Credited Services (#)	Present Value of Accumulated Benefit ($)		Payments during Last Fiscal Year ($)
Jan Carlson (1)	Defined Benefit	2	309,013	(2)	0
Mathias Hermansson	—	—	—		—
Johan Löfvenholm	—	—	—		—
Lars Sjöbring	—	—	—		—
Thomas Jönsson	—	—	—		—

(1)	Before becoming CEO of Autoliv, Mr. Carlson participated in a defined benefit plan, which is now frozen. The future defined benefit entitlement is based on Mr. Carlson’s base salary at the time the defined benefit plan was frozen and the number of years he was participating in the defined benefit plan. The benefit entitlement is indexed each year based on the Swedish consumer price index.
(2)	Represents the present value of Mr. Carlson’s expected pension benefits in the Sweden Executives plan at retirement according to US GAAP. The discount rate used to calculate the present value as of December 31, 2017 was 2.70% and inflation assumption / pension indexation was 2.00%. The calculations are based on the latest mortality table available from Svensk Försäkring DUS14 (white collar).

Nonqualified Deferred Compensation

The following table sets forth certain information with respect to the Autoliv North America Non-Qualified Retirement Plan (which we refer to as the Non-Qualified Retirement Plan). Mr. Sjöbring is the only executive officer that participates in the Non-Qualified Retirement Plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(4)
Jan Carlson	—	—	—	—	—
Mathias Hermansson	—	—	—	—	—
Johan Löfvenholm	—	—	—	—	—
Lars Sjöbring	47,684	227,620	98,613	0	686,408
Thomas Jönsson	—	—	—	—	—

(1)	Mr. Sjöbring’s contribution to the Non-Qualified Retirement Plan is included in the amount reported as “Salary” in the Summary Compensation table for fiscal year 2017.
(2)	Autoliv’s matching contributions to the Non-Qualified Retirement Plan are included in the “All Other Compensation” in the Summary Compensation table for Mr. Sjöbring for fiscal year 2017.
(3)	Aggregate earnings are not includable in the Summary Compensation Table because such earnings are not above-market or preferential interest rates.
(4)	Includes amounts previously reported in the Summary Compensation Table, in the previous years when earned if that executive officer’s compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and Company matching contributions.

Pursuant to the Non-Qualified Retirement Plan, participants may elect to defer a stated percentage of their base salary for each plan year, as determined by the administrative committee of the plan; provided, however, the amount deferred may not exceed 25% of a participant’s base salary. Earnings (and losses) are credited to participants’ accounts based on participant choices between various investment options and the rate of return determined by the administrative committee of the plan.

Participants are eligible to receive matching contributions equal to 80% of their deferred amounts. For plan years beginning on or after January 1, 2009, deferred amounts in excess of 7% of the participant’s compensation are not eligible for matching contributions. Contributions for Mr. Sjöbring will be increased so that the total value of retirement-related contributions made by Autoliv (including contributions to the 401(k) plan) will be equivalent to 35% of his base salary. Participants are always 100% vested in their deferred amounts and earnings thereon; provided, however, matching contributions and earnings thereon in a participant’s account are subject to forfeiture if the participant is determined by the Board to have stolen Company assets, violated Autoliv’s Standards of Business Conduct and Ethics or disclosed confidential business or technical information of Autoliv to unauthorized third parties.

Participants may elect to receive distributions from their accounts on the first day of the seventh month following the occurrence of any one of the following distribution events as designated by the participant: (i) separation from service, (ii) death, (iii) attainment of normal retirement age (65), or (iv) attainment of early retirement age (age 55 and at least five years of service with Autoliv). Amounts will be distributed in one of the following forms, as selected by the participant: (i) a single lump sum, (ii) 60 approximately equal monthly installments or (iii) 120 approximately equal monthly installments.

Potential Payments Upon Termination or Change in Control

During 2017, Autoliv was party to certain agreements and maintained plans that would require Autoliv to make payments and/or provide benefits to our named executive officers (other than Mr. Hermansson) in the event of termination of employment or a change in control. The paragraphs below summarize the material terms of such agreements with our named executive officers (other than Mr. Hermansson, who was not employed by Autoliv or Veoneer in 2017). Each of Messrs. Carlson, Hermansson, Löfvenholm, Sjöbring and Jönsson entered into a new employment agreement and, with the exception of Messrs. Hermansson and Jönsson, change-in-control severance agreements, with Veoneer to be effective as of the spin-off, each of which is described above in the CD&A under “Our Anticipated Compensation Programs”. The new arrangements will replace the executive offices’ agreements with Autoliv described below.

Employment Agreements. During 2017, Autoliv was party to an employment agreement with each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson. The employment agreements obligate Autoliv to provide 6 months’ notice of termination of employment for each of the named executive officers other than Mr. Carlson, who is entitled to 18 months’ notice of termination (unless either Messrs. Löfvenholm, Sjöbring and Jönsson, is terminated for “cause,” in which case termination would be effective immediately), as well as certain severance payments. Each of the executive officers must provide Autoliv with 6 months’ notice of resignation, with the exception of Mr. Carlson, who must provide Autoliv with 12 months’ notice of resignation. The employment agreements automatically terminate on the last day of the month before Messrs. Löfvenholm’s, Sjöbring’s and Jönsson’s 65th birthday, and before Mr. Carlson’s 65th birthday (or, unless otherwise agreed by Autoliv and the executive, on the last day of the month before his 60th birthday).

Except as provided below, following the executive’s termination of employment, each of the executive officers are prohibited from competing with Autoliv for a period of 12 months. Such noncompetition covenant does not apply in the event that (i) Autoliv terminates Mr. Carlson’s employment for any reason other than by reason of the executive’s breach of the agreement or Messrs. Löfvenholm’s, Sjöbring’s and Jönsson’s, employment for any reason other than for Cause, or (ii) Mr. Carlson terminates employment due to Autoliv’s breach of the agreement or Messrs. Löfvenholm, Sjöbring and Jönsson resigns for Good Reason. In consideration for such noncompetition covenant, Autoliv is obligated to make up to 12 monthly payments equal to the difference between the executive’s monthly gross salary as of the date of his employment termination and any lower salary earned by the executive in any new employment, if any. The aggregate monthly payments are limited to a maximum of 60% of the gross salary earned as of the date of his employment termination, and Autoliv will cease making payments once such aggregate amount has been reached. Autoliv is not obligated to make such payments if the executive’s employment terminates due to his retirement.

In addition to receiving full base salary and benefits during the requisite notice period, if Mr. Carlson is terminated involuntarily by Autoliv other than for breach of the agreement or if Autoliv terminates Messrs. Löfvenholm’s, Sjöbring’s and Jönsson’s employment involuntarily other than for Cause or if Messrs. Löfvenholm, Sjöbring and Jönsson resigns for Good Reason, then the executive would be entitled to a lump sum severance payment equal to, in the case of Messrs. Löfvenholm, Sjöbring and Jönsson one and one-half times his then-current base salary, or, in the case of Mr. Carlson, the sum of (i) the executive’s then-current annual salary, (ii) the average of the annual bonuses received by the executive for the two most recent fiscal years, or, if higher, the annual bonus for the fiscal year immediately prior to the year of termination, (iii) the annual taxable value of the benefit of a company car, and (iv) the value of any defined contribution plan benefits to which the executive would have been entitled to if he remained in service for one year following termination.

Severance Agreements. During 2017, each of Messrs. Carlson and Löfvenholm were party to a change-in-control severance agreement (“CiC Severance Agreement”) with Autoliv. Pursuant to the terms of each of the CiC Severance Agreements, in the event that during the two-year period following a change of control, (i) the executive terminates his employment for Good Reason, (ii) Autoliv terminates the executive’s employment for any reason other than death or for Cause, or (iii) the executive’s employment is terminated due to disability, the executive would be entitled to receive an immediate lump sum payment (the “CiC Severance Payment”) in an amount equal to 2.5 times the sum of (a) such executive’s then-current annual salary (or if higher, the salary in effect immediately prior to the first event or circumstances which constitutes Good Reason), (b) the average of the annual bonuses received by the executive for the two most recent fiscal years, or the annual bonus for the fiscal year immediately prior to the fiscal year during which occurs the first event or circumstance constituting Good Reason, whichever is highest, (c) the taxable value of the benefit of a company car, and (d) the value of any defined contribution plan benefits to which the executive would have been entitled to if he remained in service for one year following termination. Mr. Carlson would also be entitled to the CiC Severance Payment in the event that he chooses to terminate his employment for any reason during the 30-day period commencing one year after the change of control. The CiC Severance Payment is in lieu of the salary and benefits payable during the requisite notice period and the severance benefits that would otherwise be payable under the executive’s employment agreement.

For purposes of the discussion above, the following terms have the following meanings:

“Cause” generally means (i) the willful and continued failure by the executive to substantially perform his duties, or (ii) the willful engaging by the executive in conduct which is demonstrably and materially injurious to Autoliv or its subsidiaries, monetarily or otherwise.

“Change in Control” generally means (i) the acquisition of 25% (or 20% in the case of Mr. Löfvenholm) or more of Autoliv’s voting securities; or (ii) the members of the Board cease to constitute a majority of the Board; or (iii) consummation of merger or consolidation unless (1) the current stockholders continue to own at least 60% of the surviving entity’s voting securities, or (2) such transaction was effected to implement a recapitalization of Autoliv in which no person acquires 25% (or 20% in the case of Mr. Löfvenholm) or more of Autoliv’s voting securities; or (iv) stockholder approval of a liquidation or dissolution or consummation of an agreement for the sale or disposition of all or substantially all of Autoliv’s assets (unless the current stockholders continue to own at least 60% of Autoliv’s voting securities after such transaction).

“Good Reason” generally means the occurrence of any one of the following events without the executive’s express written consent: (i) the assignment to the executive of any duties inconsistent with his status as an executive officer or a substantial adverse alteration in the nature or status of his responsibilities; (ii) any reduction in the executive’s annual base salary; (iii) relocation of the executive’s principal place of employment to a location more than 30 miles, or 45 kilometers, as applicable, from his then-current principal place of employment; (iv) Autoliv’s failure to pay any portion of the executive’s compensation; (v) the discontinuance of any compensation plan in which the executive participated which is material to his total compensation; (vi) in the case of Mr. Carlson, any direct or indirect reduction of any material fringe benefit in place at the time of the change in control, or Autoliv’s failure to provide the number of paid vacation days to which executive is entitled; (vii) any purported termination of the executive’s employment which is not effected pursuant to the notice requirements under the Severance Agreement; or (viii) the failure by any successor to Autoliv to expressly assume the employment agreement.

Equity Awards. Pursuant to the Autoliv 1997 Plan, upon the occurrence of a change in control, any outstanding options and RSUs held by the executive would fully vest and the performance shares will vest at the target level. Pursuant to the agreements evidencing awards granted under the Autoliv 1997 Plan, upon the executive’s death or retirement, any outstanding RSUs held by the executive would become fully vested and the performance shares will remain outstanding and may be earned, in whole, in part, or not at all, following the conclusion of the performance period to the extent that the performance objectives are attained. Upon an executive’s involuntary termination of employment, absent a change in control, any outstanding options, RSUs and performance shares that would vest during the applicable notice period, if any, would become fully vested.

Estimated Payments to Named Executive Officers upon Termination of Employment under Various Circumstances or a Change in Control. The following tables set forth the estimated value of the payments and benefits described above to each of Messrs. Carlson, Löfvenholm, Sjöbring and Jönsson upon termination of employment with Autoliv under various circumstances or a change in control of Autoliv. The amounts shown assume that the triggering events occurred on December 31, 2017. For the purpose of the calculations, the 2017 defined contribution payments for each named executive officer have been used. The amounts contained in the table would be paid in Swedish Kronor or USD. All amounts have been converted to USD using the following exchange rates: 1 USD = 8.2322 SEK = 0.8358 EUR.

Jan Carlson

Estimated Potential Payment or Benefit	Resignation ($)		Termination without Cause ($)		Termination for Cause ($)	Change in Control ($)		Change in Control and Qualifying Termination ($)(9)		Death or Retirement ($)
Lump sum cash severance payment	—		3,833,916	(7)	—	—		9,854,790	(7)	—
Continuing salary/annual incentive payments during requisite notice period	1,471,657		3,311,229		3,311,229	—		—		—
Salary differential payments in consideration for noncompetition with Autoliv(1)	882,994		—		882,994	—		—		—
Continuing health, welfare and retirement benefits(2)	709,247		1,063,871		1,063,871	—		—		—
Accelerated or continued vesting of equity(3)	200,405	(4)	1,541,481	(5)	—	2,749,503	(6)	2,749,503		2,749,503	(8)
Company car (10)	34,800		52,200		52,200	—		—		—
Total	3,299,104		9,802,696		5,310,294	2,749,503		12,334,293		2,749,503

Johan Löfvenholm

Estimated Potential Payment or Benefit	Resignation without Good Reason ($)		Termination without Cause or Resignation for Good Reason ($)		Termination for Cause ($)	Change in Control ($)		Change in Control and Qualifying Termination ($)(9)		Death or Retirement ($)
Lump sum cash severance payment	—		698,837		—	—		2,136,547	(7)	—
Continuing salary/annual incentive payments during requisite notice period	232,946		232,946		—	—		—		—
Salary differential payments in consideration for noncompetition with Autoliv(1)	279,535		—		279,535	—		—		—
Continuing health, welfare and retirement benefits(2)	82,291		82,291		—	—		—		—
Accelerated or continued vesting of equity(3)	53,755	(4)	198,499	(5)	—	898,329	(6)	898,329		898,329	(8)
Company car (10)	4,230		4,230		—	—		—		—
Total	652,755		1,216,801		279,535	898,329		3,034,876		898,329

Lars Sjöbring
Estimated Potential Payment or Benefit	Resignation without Good Reason ($)		Termination without Cause or Resignation for Good Reason ($)		Termination for Cause ($)	Change in Control ($)		Change in Control and Qualifying Termination ($)(9)		Death or Retirement ($)
Lump sum cash severance payment	—		2,021,800	(11)	—	—		2,021,800	(11)	1,000,000	(11)
Continuing salary/annual incentive payments during requisite notice period	340,600		340,600		—	—		340,600		—
Salary differential payments in consideration for noncompetition with Autoliv(1)	408,720		—		408,720	—		—		—
Continuing health, welfare and retirement benefits(2)	130,110		130,110		—	—		130,110		—
Accelerated or continued vesting of equity(3)	75,104	(4)	1,629,293	(5)	—	2,382,369	(6)	2,382,369		2,382,369	(8)
Company car (10)	14,167		14,167		—	—		14,167		—
Total	968,701		4,135,970		408,720	2,382,369		4,889,046		3,382,369

Thomas Jönsson
Estimated Potential Payment or Benefit	Resignation without Good Reason ($)		Termination without Cause or Resignation for Good Reason ($)		Termination for Cause ($)	Change in Control ($)		Change in Control and Qualifying Termination ($)(9)	Death or Retirement ($)
Lump sum cash severance payment	—		450,877		—	—		450,877	—
Continuing salary/annual incentive payments during requisite notice period	150,292		150,292		—	—		150,292	—
Salary differential payments in consideration for noncompetition with Autoliv(1)	180,351		—		180,351	—		—	—
Continuing health, welfare and retirement benefits(2)	53,362		53,362		—	—		53,362	—
Accelerated or continued vesting of equity(3)	53,755	(4)	198,499	(5)	—	737,700	(6)	737,700	737,700	(8)
Company car (10)	6,450		6,450		—	—		6,450	—
Total	444,210		859,480		180,351	737,700		1,398,680	737,700

The following footnotes apply to each of the tables above:

(1)	Reflects a monthly payment of 60% of the monthly gross salary earned as of the date of the executive’s employment termination, multiplied by 12, which is the maximum amount available to the executive pursuant to the terms of his employment agreement.
(2)	Reflects the value of the benefits disclosed in footnote (5) to the Summary Compensation table (with the exception of amounts paid as vacation supplements or settlements) that the executive would be entitled to during the requisite notice period. The estimated values are determined based on Autoliv’s cost of providing such benefits during 2017.
(3)	Reflects the value of RSUs and performance shares that vest (in whole or in part) upon the designated event, based on the closing price for Autoliv common stock on December 29, 2017 ($127.08), the last trading day of the year. None of the named executive officers held unvested options as of December 31, 2017.
(4)	As discussed above, upon termination, the executive would be entitled to receive his compensation and benefits during the 12-month or 6-month notice period, as applicable, including any equity awards that would vest during such period. However, per the terms of the RSU agreements, the RSUs will not continue to vest if the executive has given notice of termination, except for the RSUs granted in 2016. The performance shares would be forfeited because the date that such shares are earned, if at all, does not fall within the notice period following December 31, 2017. Accordingly, the value of the equity awards upon a voluntary termination reflects only the value of the second tranche of RSUs granted in February 2016 that would otherwise vest in February 2018, which vesting date falls within the requisite notice period.
(5)	As discussed above, upon an involuntary termination, the executive would be entitled to receive his compensation and benefits during the 18-month or 6-month notice period, as applicable, including any equity awards that would vest during such period. The value of the equity awards upon an involuntary termination reflects the value of the RSUs that would vest during the notice period following December 31, 2017 and for Mr. Carlson the target value of performance shares granted in 2016. For Messrs. Löfvenholm, Sjöbring and Jönsson the performance shares would be forfeited because the date that such shares are earned, if at all, does not fall within the notice period following December 31, 2017.
(6)	Upon a change in control, all RSUs vest in full and the performance shares will vest at the target level. The value of the equity awards upon a change in control reflects the value of all RSUs and performance shares including RSUs and performance shares acquired through dividend equivalent rights rounded down to the nearest whole share on December 31, 2017.
(7)	For purposes of calculating the lump sum payment, the annual bonus received by the executive for the year immediately prior to the year of termination was used (2016), which is greater than the average of the annual bonuses received by the executive for the two most recent fiscal years (2015 and 2016) preceding the year of termination of employment.
(8)	As discussed above, the executive’s unvested RSUs will become fully vested upon his termination of employment by reason of death or retirement. The performance shares will remain outstanding and may be earned, in whole, in part, or not at all, following the conclusion of the performance period to the extent that the performance objectives are attained. For purposes of this table, the value of the performance shares assumes that the performance goals were achieved at the target level.

(9)	Qualifying termination after a change in control includes resignation for good reason, termination without cause or termination due to disability.
(10)	Reflects the value of the company car, fuel and parking during the requisite notice period. The estimated values are determined based on Autoliv’s cost (or estimated cost as of December 31, 2017) of providing such benefits during 2017.
(11)	Includes payment of Mr. Sjöbring’s $1.0 million retention bonus, which would become payable in full upon the designated events, except in the event of retirement.

Non-Employee Director Compensation

Directors who are employees of Veoneer or any of its subsidiaries will not receive separate compensation for service on the Board or its committees. Non-employee directors will receive an annual board retainer, which is higher for a non-executive Chairman of the Board, and committee chairs and the Lead Independent Director will receive compensation in addition to the retainer for their commitments.

Effective for Board service following the separation, the Veoneer Director Compensation Policy provides (i) for payments in advance on a quarterly basis, for a service year that runs from annual meeting to annual meeting, and (ii) that one-half of the annual retainer will be paid in the form of restricted stock units (RSUs), which RSUs will be granted on the date of the annual meeting and will vest on the earlier of (a) date of the next annual meeting, or (b) the one-year anniversary of the grant date. In addition, the Veoneer non-employee director stock ownership policy requires each non-employee director to acquire and hold shares of Veoneer common stock in an amount equivalent to five times the cash component of the annual Board retainer, with five years for the existing directors to reach the new ownership requirements.

Compensation levels for service following the separation are as described below:

Annual Base Retainer
All Non-Employee Directors other than Chairman	$240,000
Non-executive Chairman	$390,000
Lead Independent Director Annual Supplemental Retainer	$40,000

Committee Chair Annual Supplemental Retainers
Audit Committee	$30,000
Compensation Committee	$20,000
Nominating and Corporate Governance Committee	$20,000

CERTAIN RELATIONSHIPS AND RELATED PERSONS

TRANSACTIONS

Master Transfer Agreement

In connection with the internal reorganization, we entered into a Master Transfer Agreement with Autoliv pursuant to which we acquired as part of a series of transactions, the subsidiaries, businesses and other assets of Autoliv that constitute our business. In particular, the Master Transfer Agreement provided for, subject to the terms and conditions contained therein:

•	The retention by or transfer to us or our subsidiaries of all of the assets (whether accrued, contingent or otherwise) related to the businesses and operations of the Electronics business (the “Veoneer Assets”);

•	The retention by or transfer to us or our subsidiaries of all of the liabilities (whether accrued, contingent or otherwise) arising out of or resulting from the current or former businesses and operations of the Electronics business; provided, however, certain product, warranty and recall liabilities for Electronics products manufactured prior to the completion of the internal reorganization have been retained by Autoliv (the “Veoneer Liabilities”);

•	The retention by or transfer to Autoliv of all assets (whether accrued, contingent or otherwise) other than the Veoneer Assets; and

•	The retention by or transfer to Autoliv of all liabilities (whether accrued, contingent or otherwise) other than the Veoneer Liabilities.

Representations and Warranties. In general, neither we nor Autoliv made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that were required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Master Transfer Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Master Transfer Agreement have not yet been consummated, the parties agreed to cooperate to effect such transfers or assumptions as promptly as practicable. In addition, each party agreed to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Master Transfer Agreement.

Indemnification. The Master Transfer Agreement provides for cross-indemnities that are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Autoliv’s business with Autoliv, provided, however, that Autoliv has financial responsibility and will indemnify Veoneer for certain product, warranty and recall liabilities for Electronics products manufactured prior to the completion of the internal reorganization. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless each other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Master Transfer Agreement; and

•	any breach by such party of the Master Transfer Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

Dispute Resolution. In the event of any dispute arising out of the Master Transfer Agreement, we and Autoliv agree to attempt in good faith to negotiate to resolve any disputes.

Transition Services Agreement

The parties pay for any such transition services utilized at agreed amounts as set forth in the Transition Services Agreement, which are intended to allow the provider to fully recover the costs associated with providing the services plus a percentage of such costs, which is generally five percent. After June 30, 2018, in advance of each quarter, the parties will update the amounts to be paid for transition services based on an estimate of charges for the quarter. Current estimates for aggregate payments by Veoneer entities to Autoliv entities for services provided under the Transition Services Agreement beginning when the agreement became effective at the completion of the internal reorganization are approximately $9.8 million in 2018, $7.0 million in 2019 and $1.1 million in 2020, and current estimates for aggregate payments by Autoliv entities to Veoneer entities for services provided under the Transition Services Agreement are approximately $1.1 million in 2018 and $0.01 million in 2019, with no services expected to continue into 2020. These estimates are subject to adjustment based on services actually provided by the parties and any quarterly updates to the fees. The services will terminate no later than April 1, 2020. Either party generally may terminate the provision of services prior to the scheduled expiration date subject to a specified minimum notice period. Either party may terminate the provision of a service if the other party has failed to perform any of its material obligations with respect to the service and has not cured the failure within a specified amount of time. The cumulative liability of each party under the Transition Services Agreement is generally limited to the aggregate charges that a party receives in connection with the provision of the services under the agreement, with certain exceptions for third-party claims, breaches of confidentiality requirements and gross negligence or willful misconduct. Neither party will be liable to the other party for any special, indirect, incidental, punitive or consequential damages.

Agreements with Autoliv Related to the Spin-Off

Following the spin-off, Veoneer and Autoliv will operate as independent public companies, and neither will have any ownership interest in the other. To govern certain ongoing relationships between us and Autoliv after the spin-off and to provide mechanisms for an orderly transition, we intend to enter into agreements with Autoliv pursuant to which certain services and rights will be provided for following the spin-off. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and Autoliv after the spin-off. The following is a summary of the terms of the material agreements we expect to enter into with Autoliv in connection with the spin-off. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Distribution Agreement

We intend to enter into a Distribution Agreement with Autoliv that will set forth the principal actions to be taken by us and by Autoliv in connection with our spin-off from Autoliv. It also will set forth other terms to govern certain aspects of our relationship with Autoliv following the spin-off.

The Distribution. Prior to the distribution, we will issue or transfer shares of our common stock to Autoliv in a share split, dividend or otherwise. Autoliv will cause the distribution agent to distribute to Autoliv stockholders that hold shares of Autoliv common stock or SDRs as of the applicable record date all the issued and outstanding shares of our common stock. Autoliv will have the absolute and sole discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Distribution Agreement will provide that the spin-off is subject to several conditions that must be considered satisfied or waived by Autoliv in its absolute and sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Distribution.” Autoliv may, in its absolute and sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the spin-off decide to abandon or modify the spin-off.

Release of Claims. We and Autoliv will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to exist at or prior to the time of the spin-off. These releases will be subject to certain exceptions set forth in the Distribution Agreement and the ancillary agreements.

Indemnification. The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Autoliv’s business with Autoliv. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless each other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Master Transfer Agreement; and

•	any breach by such party of the Distribution Agreement, the Master Transfer Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters. The indemnification obligations set forth in the Distribution Agreement will supersede and replace the indemnification obligations in the Master Transfer Agreement. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Dispute Resolution. In the event of any dispute arising out of the Distribution Agreement, we and Autoliv agree to attempt in good faith to negotiate to resolve any disputes. If we are unable to resolve the dispute in this manner within a specified period of time, the Distribution Agreement sets forth the procedures for the escalation and resolution of such disputes. The dispute resolution procedures set forth in the Distribution Agreement will also supersede and replace the dispute resolution procedures set forth in the Master Transfer Agreement.

Expenses. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all costs and expenses incurred in connection with the spin-off incurred on or prior to the effective time of the spin-off, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the spin-off, will be paid by Autoliv, and all costs and expenses incurred following the spin-off will be paid by the party incurring such cost or expense.

Termination. The Distribution Agreement will provide that it may be terminated by Autoliv at any time in its absolute and sole discretion prior to the date of the spin-off. After the distribution date, the Distribution Agreement may not be terminated except by an agreement in writing signed by both Autoliv and Veoneer.

Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement will include access to financial and other information, confidentiality and access to and provision of records.

Employee Matters Agreement

Autoliv and Veoneer intend to enter into an Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement will govern Autoliv’s and Veoneer’s compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The Employee Matters Agreement will provide that, unless otherwise specified, Autoliv will be responsible for liabilities associated with Autoliv allocated employees and liabilities associated with former employees employed by an Autoliv entity prior to the internal reorganization, and Veoneer will be responsible for liabilities associated with Veoneer allocated employees and former employees employed by a Veoneer entity prior to the internal reorganization.

Employee Benefits. The Employee Matters Agreement will also provide that Veoneer allocated employees will be eligible to participate in Veoneer benefit plans as of the completion of the spin-off in accordance with the terms and conditions of the Veoneer plans as in effect from time to time. Generally and subject to certain exceptions, Veoneer will create compensation and benefit plans that mirror the terms of corresponding Autoliv compensation and benefit plans, and Veoneer will credit each Veoneer allocated employee with his or her service with Autoliv prior to the spin-off for all purposes under the Veoneer benefit plans to the same extent such service was recognized by Autoliv for similar purposes and so long as such crediting does not result in a duplication of benefits.

Treatment of Equity Compensation. The Employee Matters Agreement will generally provide for the conversion of the outstanding awards granted under the Autoliv equity compensation programs into adjusted awards relating to both shares of Autoliv and Veoneer common stock. The adjusted awards generally will be subject to the same or equivalent vesting conditions and other terms that applied to the applicable original Autoliv award immediately before the distribution.

The Employee Matters Agreement will provide that fifty percent (50%) of the value of each Autoliv stock option that is held by an Autoliv allocated employee or a Veoneer allocated employee will be converted into an adjusted Autoliv stock option and the remaining fifty percent (50%) will be converted into a Veoneer stock option. The exercise price and the number of shares subject to each such stock option will be adjusted in order to preserve the aggregate intrinsic value of the original Autoliv stock option, as measured immediately before and immediately after the distribution, subject to rounding.

The Employee Matters Agreement will provide that fifty percent (50%) of the value of each Autoliv restricted stock unit award that is held by an Autoliv allocated employee or a Veoneer allocated employee will be maintained as an Autoliv restricted stock unit, and the remaining fifty percent (50%) will be converted into a Veoneer restricted stock unit. The number of shares subject to each such restricted stock unit will be adjusted in order to preserve the aggregate intrinsic value of the original Autoliv restricted stock unit, as measured immediately before and immediately after the distribution, subject to rounding.

The Employee Matters Agreement will provide that performance shares will be converted to restricted stock units, and converted as described above, with the number of performance shares so converting determined based on (i) the actual level of performance against the pre-established performance objectives measured through the date of the completion of the internal reorganization, and (ii) the greater of the actual level of performance against the pre-established performance objectives, measured as of the spin-off, or assumed target level performance, for the period between the date of the closing of the internal reorganization and the last day of the applicable performance period.

For purposes of vesting for all awards, continued employment with or service to Autoliv or Veoneer, as applicable, will be treated as continued employment with or service to either Autoliv or both Autoliv and Veoneer, as applicable. The Employee Matters Agreement will also provide that in the event that any of the equity award adjustments described above trigger adverse legal, accounting or tax consequences for Autoliv, Veoneer or an award holder, then the parties may take action to prevent such adverse consequences, including different adjustment mechanisms.

Miscellaneous. The Employee Matters Agreement will also address other employee-related issues and certain special circumstances and special rules for benefit arrangements in various non-U.S. jurisdictions.

Tax Matters Agreement

Autoliv and Veoneer intend to enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to U.S. federal, state, local and foreign taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the spin-off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Although binding between the parties, the Tax Matters Agreement will not be binding on the IRS.

In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, or repurchases, modifications of the voting rights of shares, merging or consolidating with any other person or dissolving or liquidating in whole or in part, sales of assets, and similar transactions) that will be designed to preserve the tax-free status of the spin-off and certain related transactions. The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event the spin-off, together with certain related transactions, is not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Autoliv or Veoneer that arise from the failure of the spin-off, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions of such party following completion of the spin-off. U.S. federal income tax otherwise resulting from the failure of the spin-off, together with certain related transactions, to qualify as a transaction that is tax-free generally will be shared        % by Autoliv and        % by Veoneer. Furthermore, regardless of the manner in which tax liabilities for the taxable year of the distribution and for prior taxable years are allocated between Autoliv and Veoneer under the Tax Matters Agreement, Veoneer and the U.S. subsidiaries of Veoneer that were subsidiaries of Autoliv before the distribution will generally be jointly and severally liable for any U.S. federal consolidated income taxes imposed for such taxable year with Autoliv and U.S. corporations that remain subsidiaries of Autoliv after the distribution.

Under the Tax Matters Agreement, Autoliv generally will have the right to control any audits or other tax proceedings with respect to any consolidated federal income tax return (or other group return that includes Autoliv or any of its subsidiaries and Veoneer or any of its subsidiaries) for the taxable year of the distribution and for prior taxable years; however, Veoneer will have participation rights with respect to any such audit or tax proceeding that could result in additional taxes for which Veoneer is liable under the Tax Matters Agreement. Veoneer will have the right to control any audits of its subsidiaries, provided that Autoliv will have participation rights with respect to any such audit or tax proceeding that could result in additional taxes for which Autoliv is liable under the Tax Matters Agreement.

Amended and Restated Transition Services Agreement

Autoliv and Veoneer intend to amend and restate the Transition Services Agreement entered into by the parties in connection with the internal reorganization. Pursuant to the amended and restated Transition Services Agreement Autoliv or one of its subsidiaries will provide various services to us and our subsidiaries and Veoneer and our subsidiaries will provide various services to Autoliv and subsidiaries of Autoliv who are not subsidiaries of Veoneer for a limited time to help ensure an orderly transition following the internal reorganization and spin-off. Neither party will have an obligation to provide additional services in connection with amending and restating the agreement.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of the spin-off. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Such agreements will set forth the procedures and conditions for obtaining such indemnification or advancement of expenses.

Procedures for Approval of Related Persons Transactions

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Although Veoneer will, as a general matter, prefer to avoid related person transactions, it recognizes, that certain related person transactions may not be inconsistent with the best interests of Veoneer and its stockholders. Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts and circumstances relevant to the proposed related person transaction, including:

•	the related person’s relationship to Veoneer and interest in the transaction,

•	the aggregate value of such transaction,

•	the benefits to Veoneer of the proposed transaction,

•	the availability of other sources of comparable products or services, and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party.

If the general counsel determines, based on the facts and circumstances, that the proposed transaction is a related person transaction, the transaction will be promptly communicated to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors (expected to be our audit committee). It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Autoliv. After the spin-off, Autoliv will not own any shares of our common stock.

The following table sets forth certain information regarding the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the spin-off;

•	each of the individuals we expect to be our named executive officers; and

•	all of our directors and executive officers following the spin-off as a group.

To the extent our directors and executive officers own Autoliv common stock as of the applicable record date, they will participate in the distribution on the same terms as other holders of Autoliv common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each named person is c/o Veoneer, Inc.

Immediately following the spin-off, we estimate that approximately                shares of our common stock will be issued and outstanding, based on the number of shares of Autoliv common stock expected to be outstanding as of the common stock record date and based on the distribution ratio. Each share of our common stock entitles the holder to one vote. The actual number of shares of our common stock outstanding following the spin-off will be determined on the common stock record date. The table below includes all common stock represented by SDRs.

Common Stock
Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percent of Total
5% Stockholders:
Alecta pensionsförsäkring, ömsesidigt(1) Regeringsgatan 107, SE-103 73 Stockholm, Sweden
Cevian Capital II GP Limited(2) 11-15 Seaton Place St. Helier, Jersey JE4 OQH, Channel Islands
AMF Pensionsförsäkring AB(3) Klara Södra Kyrkogata 18 SE-113 88, Stockholm, Sweden
Directors and Named Executive Officers:
Robert W. Alspaugh
Jan Carlson
Mathias Hermansson
Thomas Jönsson
Johan Löfvenholm
James M. Ringler
Kazuhiko Sakamoto
Lars Sjöbring
Wolfgang Ziebart
All directors, named executive officers and executive officers as a group ( individuals)

*	Less than 1%
(1)	Based on the 2,262,500 shares of Autoliv common stock beneficially owned by Alecta pensionsförsäkring, ömsesidigt as reported in Amendment No. 7 to its Schedule 13G filed with the SEC on February 7, 2018, indicating beneficial ownership as of December 31, 2017. Alecta pensionsförsäkring, ömsesidigt reported sole power to vote and dispose of all such shares, represented by Autoliv’s SDRs.
(2)	Based on the 6,530,530 shares of Autoliv common stock beneficially owned by Cevian Capital II GP Limited (“Cevian”), as reported in Amendment No. 1 to its Schedule 13D filed with the SEC on March 13, 2018, indicating beneficial ownership as of March 12, 2018. Cevian reported sole power to vote and dispose of all shares.
(3)	Based on the 5,529,279 shares of Autoliv common stock beneficially owned by AMF Pensionsförsäkring AB, as reported in Amendment No. 5 to its Schedule 13G filed with the SEC on February 7, 2018, indicating beneficial ownership as of December 31, 2017. AMF Pensionsförsäkring AB reported sole power to vote and dispose of 3,300,000 shares and shared power to vote and dispose of 2,29,279 shares, represented by Autoliv’s SDRs.

Shareholders’ Agreements

We are not currently aware of the existence of any agreements between or among our stockholders with the aim to exercise joint influence over us. Nor are we aware of any agreements or arrangements which may result in any change of control of us.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, as they will be in effect upon completion of the spin-off, forms of which are filed as exhibits to the registration statement of which this information statement forms a part, and by the General Corporation Law of the State of Delaware (the “DGCL”). See “Where You Can Find More Information.”

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer only to Veoneer, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 325,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. The shares are denominated in USD. As of                , 2018,                shares of our common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. All shares of our common stock that are outstanding are fully paid and non-assessable, and are freely transferable. All shares have been issued in accordance with the DGCL. Immediately following the distribution, based on the number of shares of Autoliv common stock outstanding as of                , 2018, we expect that approximately                shares of our common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding. The CUSIP (Committee on Uniform Securities Identification Procedures) number for our common stock is 92336X109.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. The holders of our common stock will not have cumulative voting rights in the election of directors. In addition, the holders of shares of our common stock will be entitled to participate in dividends ratably on a per share basis when our board of directors declares dividends on our common stock out of legally available funds. Any time limit after which entitlement to dividend lapses, and the person in whose favor any such lapse operates, will be determined based on the law applicable to the holder of such securities. There are no restrictions on the right to dividends for stockholders domiciled outside the U.S., subject to the withholding tax, if any, levied in the U.S. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. All shares of our common stock that will be outstanding at the time of the completion of the spin-off will be fully paid and non-assessable. No shares of our common stock will have any preemptive, redemption or conversion rights, or the benefits of any sinking fund. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock which we may authorize and issue in the future. The bylaws and certificate of incorporation, which govern the rights of our stockholders, may be amended in accordance with the procedures set forth therein and in accordance with the DGCL. Amendments to certain provisions require a supermajority vote of stockholders, as more fully described below in “Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.” The common stock is not subject to a mandatory offering, redemption rights or sell-out obligation. No public takeover offer has been made for the common stock during the current or preceding financial year.

Preferred Stock

No shares of preferred stock will be issued or outstanding at the time of the completion of the spin-off. Under our certificate of incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 25,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue, including conversion rights, redemption rights and liquidation privileges. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. The preferred stock will, when issued, be fully paid and nonassessable.

Convertible Securities

No warrants, convertibles or other share-related instruments are currently outstanding or will be outstanding at the time of the completion of the distribution.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

The Delaware General Corporation Law

We are a Delaware corporation that will be subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions, a publicly held Delaware corporation may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (which we have not done);

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

The term “business combination” is defined generally to include mergers or consolidations resulting in a financial benefit to the interested stockholder. The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, who, together with affiliates and associates, owns (or owned within three years prior to the determination of interested stockholder status) 15% or more of the outstanding voting stock of the corporation.

Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with supermajority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or to otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes. Each class shall consist of as close to one-third of the entire board of directors as possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the completion of the spin-off, which we expect to hold in 2019; the directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders; which we expect to hold in 2020, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2021. Each director shall be elected to serve a term of three years, with each director’s term to expire at the annual meeting held three years after the director’s election. At its first annual meeting of stockholders following the spin-off, the Company will ask stockholders to vote on whether to maintain the classified board structure.

If a director nominee in an uncontested election fails to receive the approval of a majority of the votes cast on his or her election by the stockholders, the nominee shall promptly offer his or her resignation to the Board for consideration in accordance with the procedure set forth in our Corporate Governance Guidelines.

Removal of Directors; Vacancies

Our certificate of incorporation provides that any director may be removed only for cause and only by the affirmative vote of at least 75% of the voting power of all the then-outstanding shares of voting stock, voting together as a single class. In addition, our certificate of incorporation and bylaws also provide that any vacancies or newly created seats on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, and not stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our certificate of incorporation and bylaws prohibit stockholder action by written consent. They also provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Requirements for Director Nominations and Stockholder Proposals

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary in order for the matter to be properly brought before a meeting. The stockholder will also have to provide certain information and representations as specified in our bylaws about the stockholder, its affiliates and any proposed business or nominee. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	The removal of directors;

•	Filling vacant seats on the board of directors;

•	The prohibition on stockholder action by written consent;

•	The exclusive forum;

•	The ability to call a special meeting of stockholders being vested solely in our board of directors;

•	The ability of the board of directors to make, alter, amend or repeal our bylaws, and

•	The amendment provisions requiring that the above provisions be amended only with an 80% supermajority vote.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of our common stock. Such approval is not required, however, for any public offering for cash; any bona fide private financing, if the financing involves a sale of common stock, for cash, at a price at least as great as each of the book and market value of our common stock; and securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock or preferred stock at prices higher than prevailing market prices.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our stockholders, directors, officers, or other employees to us or to our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. At our first annual meeting of stockholders, we intend to ask our stockholders to vote on whether to keep this provision in our certificate of incorporation.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Computershare Trust Company, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the NYSE under the symbol “VNE” and our SDRs listed on Nasdaq Stockholm under the symbol “VNE SDB.”

Sale of Unregistered Securities

On November 13, 2017, Veoneer issued 100 shares of its common stock to Autoliv ASP, Inc. pursuant to Section 4(2) of the Securities Act for cash consideration of $100.00. Veoneer did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated certificate of incorporation and bylaws includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company. Our amended and restated certificate of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain of our employees for some liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Persons Transactions—Indemnification Agreements.” These agreements will provide our directors and officers with contractual rights to indemnification and advancement of expenses and set forth the procedures for determining entitlement to indemnification and advancement of expenses.

SWEDISH DEPOSITORY RECEIPTS

In connection with any offering of shares of Veoneer common stock, at the request of the underwriter or other purchaser, we may deposit all or a portion of such shares with Skandinaviska Enskilda Banken AB (publ) (the “Custodian) pursuant to a Custodian Agreement to be entered into between us and the Custodian. The Custodian will then issue and deliver SDRs representing the shares of Veoneer common stock. Any such Veoneer SDRs will be issued and governed in accordance with Swedish law and the Custodian Agreement and the General Terms and Conditions for Swedish Depository Receipts in Veoneer (the “General Terms and Conditions”).

Our SDRs are expected to be issued by the Custodian on             , 2018, the SDR settlement date. Following the spin-off, we expect Veoneer SDRs will be listed on Nasdaq Stockholm. Each Veoneer SDR represents an ownership interest in one share of Veoneer common stock. The Custodian’s business will be conducted in accordance with the Swedish Companies Act (2005:551), the Swedish Banking and Financing Business Act (2004:297) and the Swedish Securities Market Act (2007:528). The Custodian (registration number 502032-9081) is a Swedish public limited liability company registered with the Swedish Companies Registration Office on December 29, 1971. The Custodian’s registered office is located at Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden.

All Veoneer SDRs held by the Custodian will be held on behalf of holders of Veoneer SDRs by a bank designated by the Custodian that conducts business in the U.S. (the “U.S. Sub-Custodian”). Veoneer SDRs will be issued and registered in the form of SDRs in the book-entry system (the “SDR Register) administered by Euroclear Sweden AB (“Euroclear Sweden”). No certificates representing Veoneer SDRs will be issued. Veoneer SDRs will be denominated in Swedish krona (SEK), and will be freely transferable. A Veoneer SDR holder may hold the SDRs either directly in a VPC account or indirectly through the Veoneer SDR holder’s broker or other financial institution as nominee. If Veoneer SDRs are held by a holder directly, then such Veoneer SDR holder, by having an SDR registered in such holder’s own name in a VPC account with Euroclear Sweden, individually has the rights of a Veoneer SDR holder. If a Veoneer SDR holder holds the SDRs in a custody account with such holder’s broker or financial institution nominee, such holder must rely on the procedures of such broker or financial institution to assert the rights of a Veoneer SDR holder described in this section. A Veoneer SDR holder should consult with such holder’s broker or financial institution to find out what those procedures are.

A Veoneer SDR holder will not have will not have equivalent rights as our holders of common stock, whose rights are governed by U.S. federal law and the Delaware General Corporation Law. Because the Custodian will be the stockholder of record for the shares of our common stock represented by all outstanding Veoneer SDRs, stockholder rights will rest with such record holder. A Veoneer SDR holder’s rights will derive from the General Terms and Conditions. The Company shall establish arrangements such that Veoneer SDR holders shall have the opportunity to exercise certain rights with respect to the Company as would be exercisable by such holders if they had owned shares directly and not SDRs.

The obligations of the Custodian and the Company towards Veoneer SDR holders are set out in the General Terms and Conditions. The General Terms and Conditions and the Veoneer SDRs are governed by Swedish law. The following is a summary of the material terms of the General Terms and Conditions. Because it is a summary, it does not contain all of the information that may be important to you. For more complete information, you should read the entire General Terms and Conditions which contains the terms of the Veoneer SDRs, and a form of which will be included as an exhibit to the registration statement of which this information statement forms a part.

Record and Payment Date

The Custodian will, in consultation with us, fix a record date for the determination of Veoneer SDR holders entitled to dividends in cash, shares, rights, or any other property or the proceeds thereof (if the property is sold by the Custodian in accordance with the General Terms and Conditions), receive applicable information to attend and vote at a stockholders’ meeting or certain other rights that may be exercised by our stockholders. The Custodian will also, in consultation with us, fix the date for payment of any dividend to Veoneer SDR holders, if any dividends are paid, which we refer to as the payment date.

SDR Register

The shares of our common stock to be deposited with the Custodian will be represented by book-entry registration in the form of SDRs in the system administered by Euroclear Sweden AB, Box 191, SE 101 23 Stockholm (“Euroclear Sweden”), in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479) on the VPC accounts designated by Veoneer SDR holders, which we refer to as the SDR Register. No certificates will be issued for Veoneer SDRs. The ISIN code will be SE0011115963 for our SDRs and US92336X1090 for our common stock. The CUSIP for our common stock will be 92336X109. Veoneer SDR holders wishing to trade their underlying shares of common stock on the NYSE will need to cancel their Veoneer SDRs registered in the SDR Register. Veoneer SDR holders should contact their banks or brokers for further information regarding such re-registration into common stock.

Voting Rights

The Custodian will, as soon as possible after receipt of information of any general meeting of our stockholders, cause a Veoneer SDR holder registered in the SDR Register on the record date, to be furnished with information regarding such general meeting of stockholders. The information shall include the following:

•	the time and location of the general meeting of stockholders and the matters intended to be considered by the meeting;

•	reference to instructions available through our website as to the actions that must be taken by each Veoneer SDR holder to be able to exercise his, her or its voting rights at the general meeting; and

•	reference to materials for the general meeting available through our website.

Dividends and Other Distributions

A Veoneer SDR holder will be entitled to participate in dividends ratably on a per SDR basis if and when our board of directors declares dividends on our common stock in the same manner a holder of common stock would be, although a cash dividend will be converted into SEK. The conversion will be made in accordance with the exchange rates applied by the Custodian from time to time and will take place not more than five nor less than three business days prior to the payment date by the Custodian entering into futures contracts with delivery on the payment date. The final conversion rate will be an average of the rates achieved in each such futures contract.

The person registered in the SDR Register on the record date as the Veoneer SDR holder or holder of rights to dividends relating to the Veoneer SDRs shall be considered to be authorized to receive any dividends. Payments of any dividends will be effected in SEK by Euroclear Sweden on the payment date. If the person receiving dividends is not an authorized recipient, then the Company, the Custodian and Euroclear Sweden will be considered to have fulfilled their respective obligations unless, in the case of the Custodian or Euroclear Sweden, either was aware that the payment of dividends was made to an unauthorized person or in certain cases where the recipient person is underage or has a legal guardian and the right to receive dividends was in the authority of the legal guardian. If Veoneer SDR holders can not be reached and the holder’s entitlement to a dividend, if and when paid by the Company, has lapsed, the person in whose favor any such lapse operates will be determined based on the law applicable to the holder of such securities. There are no restrictions on the right to dividends for holders domiciled outside the U.S. or Sweden.

Euroclear Sweden will pay dividends, if and when declared by the Company, to Veoneer SDR holders or holders of rights to dividends relating to Veoneer SDRs in accordance with the rules and regulations applied by

Euroclear Sweden from time to time. Under the present rules and regulations of Euroclear Sweden, dividends normally are paid to cash accounts linked to the VPC accounts on which the SDRs are registered. The dividend payments, if any, to Veoneer SDR holders will be made without deduction of any costs, charges, or fees from us, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden, except for any withholding tax levied in the U.S. or in Sweden on dividend payments or any other tax to be imposed by tax authorities in the U.S. or Sweden.

If we declare a dividend where we give stockholders an option to elect to receive such dividend in cash or some other form and if, in the opinion of the Custodian, it is not practically possible for Veoneer SDR holders to have any option to choose between dividends in the form of cash or in any other form, the Custodian shall on behalf of Veoneer SDR holders be entitled to decide that any such dividends shall be paid in cash.

Taxation

In connection with any distribution to SDR holders, we, the Custodian, the U.S. Sub-Custodian, and Euroclear Sweden or any of our or their respective agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by us, the Custodian, the U.S. Sub-Custodian, Euroclear Sweden or any of our or their respective agents. In the event we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden or any of our or their respective agents determines that any distribution in cash, shares, rights or any other property is subject to any tax or governmental charges which it is obligated to withhold, it may use that cash, or sell all or a portion of such property as is necessary and economically and practicably feasible to pay such taxes or governmental charges, and the Custodian shall distribute the net proceeds of any sale or the balance of any such property or cash after deduction of such taxes or governmental charges to Veoneer SDR holders entitled thereto. Veoneer SDR holders will remain liable for any deficiency.

The Custodian will use its best efforts to provide Veoneer SDR holders with such information as it may possess and Veoneer SDR holders may reasonably request to enable such Veoneer SDR holder or its agent to claim any benefit provided under the taxation treaty between the U.S. and Sweden.

Exercise of Rights and Deposit or Sale of Securities Resulting from Dividends, Splits or Plans of Reorganization

The Custodian, as promptly as possible, will accept delivery of shares of Veoneer common stock as a result of bonus issues and the effect of split-ups or combinations of such shares. Registrations in Veoneer SDR holders’ respective VPC accounts reflecting such bonus issue, split-up or combinations will be effected by Euroclear Sweden as soon as practically possible after the record date without any further information being provided to Veoneer SDR holders by the Custodian. The person registered in the SDR Register on the applicable record date as a Veoneer SDR holder or holder of rights relating to bonus issues will be considered to be authorized to receive any shares of our common stock as a result of bonus issues or participate in any split-ups or combinations of Veoneer SDRs. Should the person receiving bonus shares or participating in split-ups or combinations of Veoneer SDRs not be authorized to receive Veoneer SDRs or to participate in such measures, the same principles shall apply as described above under “Dividends and Other Distributions” regarding the right to receive dividends. If Veoneer SDR holders are entitled to receive fractional shares as a result of stock dividends, bonus issues or any other corporate action by us, such fractional shares will be sold by the Custodian and the proceeds of such sale will be distributed to Veoneer SDR holders. The Custodian will not accept deposit of fractional shares or an uneven number of fractional rights.

The Custodian will provide Veoneer SDR holders with information with regard to new issues or issues of debentures or other rights in which Veoneer SDR holders have a right to subscribe for new shares and debentures, as well as other corporate action directed to stockholders by us in accordance with the provision governing delivery of notice as outlined below. When it is not practically or economically feasible to distribute any such rights, the Custodian will have the right to sell such rights on behalf of Veoneer SDR holders and to distribute the proceeds of such sale to Veoneer SDR holders after deduction of any taxes levied in accordance with the General Terms and Conditions.

Restrictions on Deposit and Withdrawal

The Custodian and the U.S. Sub-Custodian may refuse to accept shares of our common stock for deposit under the General Terms and Conditions whenever notified that we have restricted transfer of such shares to comply with any ownership or transfer restrictions under Swedish, U.S. or any other applicable law.

Company Reports and Other Communications

The Custodian will cause reports and other information received by the Custodian from us for distribution to Veoneer SDR holders, to be delivered in accordance with the General Terms and Conditions to all Veoneer SDR holders or others holders being entitled to such information according to the SDR Register. We will cause our annual report to be available through our website. Additionally, we will, upon request from a Veoneer SDR holder, send our annual report to such Veoneer SDR holder.

The Custodian shall arrange for notices or documentation to be distributed to Veoneer SDR holders in accordance with the General Terms and Conditions to be delivered to Veoneer SDR holders and other holders of rights registered in the SDR Register as entitled to receive notification pursuant to the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479). Such notices or documents will be sent by mail to the address listed in the SDR Register. We and the Custodian may, instead of mailing notices, publish the corresponding information in at least one national Swedish daily newspaper and through our website.

Limitations on Obligation and Liability to SDR Holders

Pursuant to the General Terms and Conditions, we, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden will not be liable for (i) losses due to Swedish or foreign legal decrees or (ii) losses due to Swedish or foreign action by public authorities, acts of war, strikes, blockades, boycotts, lockouts or other similar causes.

The reservations with respect to strikes, blockades, boycotts, and lockouts apply even if we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden undertake, or are the object of, such actions.

If the Custodian, the U.S. Sub-Custodian, we or Euroclear Sweden are hindered from making payment or taking any other action by the circumstances described above, such action may be deferred until the hindrance has ceased to exist.

We, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden will not be obligated to provide compensation for losses arising in other situations if we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden have exercised normal prudence, nor shall we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden be liable for indirect damages. Further, we, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden are not responsible for losses or damages incurred by a Veoneer SDR holder by reason that any dividend, right, delivery of notice or other that our stockholders are entitled to, for technical, legal or other reasons beyond Euroclear Sweden’s control cannot be distributed or transferred to Veoneer SDR holders registered in the SDR Register.

Amendment and Termination of the Custodian Agreement

The Custodian, in consultation with us, is be entitled to amend the General Terms and Conditions insofar as such amendments are required by Swedish law, U.S. law or any applicable legislation, court order, orders by public authorities or changes in the rules and regulations of Euroclear Sweden, or if, in the opinion of the Custodian, such action is otherwise appropriate or necessary for practical reasons and Veoneer SDR holders’ rights are in no material respect adversely affected.

The Custodian may terminate deposits made under the General Terms and Conditions by delivery to Veoneer SDR holders of a notice of termination pursuant to the applicable provision in the General Terms and

Conditions if: (i) a decision is taken to delist Veoneer SDRs from Nasdaq Stockholm; (ii) a decision is taken by us pursuant to our certificate of incorporation or our bylaws to no longer maintain the Veoneer SDR program under the General Terms and Conditions or (iii) Euroclear Sweden has decided to terminate the service agreement concerning registration of Veoneer SDRs.

For a period of twelve months from the date of the termination notice described above, the General Terms and Conditions will continue to be valid in all respects; provided, however, that Veoneer SDRs, in accordance with an undertaking by us, will be listed on Nasdaq Stockholm for a period of six months from the date of such termination notice, if they have not been previously delisted on the initiative of Nasdaq Stockholm.

For a period of two years after the expiration of twelve months from the date of the termination notice, the Custodian shall continue to hold the shares of our common stock in safe custody but shall discontinue registration of transfers of Veoneer SDRs (by closing the SDR Register), suspend distribution of dividends to the Veoneer SDR holders, refuse to accept deposits of such shares or any other action required under the General Terms and Conditions. In addition, the Custodian shall be entitled to compensation from a Veoneer SDR holder for all fees and costs incurred by the Custodian in connection with the Veoneer SDRs from such date forward.

Three years after the date of the termination notice has been given, the Custodian is entitled to sell the shares of our common stock and deduct any fees and costs incurred in connection with any such sale of the Share. The proceeds of any such sale together with any dividends not paid to the Veoneer SDR holders, after the deduction of fees and costs in accordance with the foregoing, will be held by the Custodian without liability for interest thereon for the Veoneer SDR holders’ account.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the distribution of Veoneer common stock to “U.S. holders” (as defined below) of Autoliv common stock and the ownership and disposition of Veoneer common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the Distribution Agreement and the other transaction-related agreements and as described in this information statement.

This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) that hold Autoliv common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold Autoliv common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive Autoliv or Company common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax, or any holders who actually or constructively own 5% or more of Autoliv common stock). This summary also does not address any tax considerations under state, local, or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. The distribution may be taxable under such other tax laws, and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Autoliv common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Autoliv common stock that are partnerships and partners in such partnerships should consult their own tax advisors about the U.S. federal income tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Autoliv common stock (before the distribution) or Veoneer common stock (after the distribution) that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

Further, this summary applies only to U.S. holders that hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Autoliv has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that Autoliv receive an opinion of Alston & Bird LLP regarding the qualification of the distribution, together with certain related transactions, as a transaction that should be generally tax-free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Alston & Bird LLP will be based and will rely on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of Autoliv and the Company (including those relating to the past and future conduct of Autoliv and the Company). If any of these representations, statements, or undertakings are, or become, inaccurate or incomplete, or if Autoliv or the Company breach any of their respective covenants in the transaction documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

An opinion of counsel is not binding on the IRS or the courts. Thus, notwithstanding receipt by Autoliv of an opinion of counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Autoliv, the Company, and Autoliv stockholders could be subject to significant U.S. federal income tax liability as discussed below.

Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies as a Transaction that is Generally Tax-Free Under Sections 355 and 368(a)(1)(D) of the Code

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution generally are as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of Autoliv as a result of the distribution, other than gain or income arising in connection with certain internal restructurings completed in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Autoliv under U.S. Treasury Regulations relating to consolidated federal income tax returns;

•	no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of Autoliv common stock, upon the receipt of Veoneer common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Veoneer common stock (as described below);

•	the aggregate tax basis of the Autoliv common stock and Veoneer common stock received in the distribution (including any fractional share interest in the Company common stock for which cash is received) in the hands of each U.S. holder of Autoliv common stock immediately after the distribution will equal the aggregate basis of Autoliv common stock held by the U.S. holder immediately before the distribution, allocated between the Autoliv common stock and Veoneer common stock (including any fractional share interest in Veoneer common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•	the holding period of Veoneer common stock received by each U.S. holder of Autoliv common stock in the distribution will generally include the holding period at the time of the distribution for the Autoliv common stock with respect to which the distribution is made.

Autoliv stockholders that have acquired different blocks of Autoliv common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Veoneer common stock and Autoliv common stock.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable

As discussed above, Autoliv has not and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by Autoliv of an opinion from Alston & Bird LLP described above, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and Autoliv, the Company, and Autoliv stockholders could be subject to significant U.S. federal income tax liability as discussed below. In addition, certain events that may or may not be within the control of Autoliv or the Company could cause the distribution and certain related transactions to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code. Depending on the circumstances, the Company may be required to indemnify Autoliv for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, Autoliv would recognize taxable gain as if it had sold Veoneer common stock in a taxable sale for its fair market value (unless Autoliv and the Company jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the Autoliv group would recognize taxable gain as if the Company had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Veoneer common stock and the assumption of all the Company’s liabilities and (ii) the Company would obtain a related step up in the basis of its assets) and Autoliv stockholders who receive shares of Veoneer common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Additionally, certain U.S. holders that are individuals, estates, or trusts would be required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, any amounts treated as a dividend on or gain from the sale or exchange of Autoliv stock. U.S. holders should consult their own tax advisors regarding this tax on net investment income.

Even if the distribution were to otherwise qualify as tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to Autoliv under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in Autoliv or the Company. For this purpose, any acquisitions of Autoliv or Veoneer shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Autoliv and the Company may be able to rebut that presumption.

In connection with the distribution, Autoliv and the Company will enter into a Tax Matters Agreement. For a discussion of the Tax Matters Agreement, please refer to “Certain Relationships and Related Persons Transactions—Agreements with Autoliv Related to the Spin-Off -The Tax Matters Agreement.”

Backup Withholding and Information Reporting

Payments of cash to U.S. holders of Autoliv common stock in lieu of fractional shares of Veoneer common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Veoneer Common Stock

Distributions on Veoneer Common Stock. In general, the gross amount of any distribution made in respect of Veoneer common stock will be includible in a U.S. holder’s taxable income as ordinary dividend income on the date the U.S. holder receives the distribution to the extent of the Company’s earnings and profits for U.S. federal income tax purposes. Any such dividends paid to corporate U.S. holders generally will qualify for the dividends-received deduction that is allowed under the Code. Subject to certain exceptions for short-term and hedged positions, the dividends received by an individual U.S. holder will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” It is expected that dividends paid on Veoneer common stock will be “qualified dividends.” Generally, amounts distributed in excess of earnings and profits reduce the non-U.S. holder’s basis in the stock, and amounts distributed in excess of the basis result in capital gain. Long-term capital gain realized by an individual U.S. holder is subject to taxation at a preferential rate.

Disposition of Veoneer Common Stock. In general, a U.S. holder will realize gain or loss upon the sale or other taxable disposition of Veoneer common stock in an amount equal to the difference between the sum of the fair value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in Veoneer common stock at the time of the disposition. A U.S. holder must generally treat any gain or loss realized upon a taxable disposition of Veoneer common stock as long-term capital gain or loss if the U.S. holder has held the common stock for more than one year and otherwise as short-term capital gain or loss. Long-term capital gain realized by an individual U.S. holder is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Veoneer will report to its U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information or otherwise establishes an exemption from backup withholding. A U.S. holder that does not provide a correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Veoneer Common Stock to Non-U.S. Holders

The term “non-U.S. holder” means a holder of Veoneer common stock that is not a U.S. holder, a partnership or an entity treated as a partnership for federal income tax purposes. The rules governing federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. Non-U.S. holders are urged to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the ownership of our common stock, including any reporting requirements.

Distributions on Veoneer Common Stock. In general, the gross amount of any distribution made in respect of Veoneer common stock to the extent of the Company’s earnings and profits for U.S. federal income tax purposes will be treated as a dividend for U.S. federal income tax purposes. Generally, amounts distributed in excess of earnings and profits reduce the non-U.S. holder’s basis in the stock, and amounts distributed in excess of the basis result in capital gain. Unless an applicable treaty provides otherwise, any dividend generally will be subject to U.S. federal withholding tax at a rate of 30%. The Company plans to withhold U.S. income tax at the rate of 30% on the gross amount of any ordinary distribution paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder furnishes to us an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced rate; or

•	the non-U.S. holder provides an IRS Form W-8ECI claiming that the distribution is effectively connected income.

If the dividend is effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, it will be taxed at graduated rates, similar to the manner in which U.S. holders are taxed with respect to a distribution, and a non-U.S. holder that is a corporation also may be subject to a 30% branch profits tax with respect to the distribution (or such lower rate as may be specified by an applicable income tax treaty). Generally, distributions that reduce basis and that are treated as capital gains are not subject to withholding tax.

Disposition of Veoneer Common Stock. A non-U.S. holder who disposes of Veoneer common stock received in the distribution, generally will not be subject to U.S. federal income or withholding tax, on any gain recognized upon any sale, exchange or other taxable disposition of Veoneer common stock received in the distribution by such non-U.S. holder, unless:

•	such gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which such gain is recognized, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax at graduated rates, similar to the manner as U.S. holders are taxed on gains. Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) but may be offset by U.S.-source capital losses of the non-U.S. holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding. In general, dividends paid with respect to Veoneer common stock and proceeds from the sale or other disposition of Veoneer common stock received in the United States by a non-U.S. holder or through certain financial intermediaries with certain U.S. connections may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures (such as providing a valid IRS Form W-8BEN, Form W-8BEN-E, or Form W-8ECI or otherwise establishing an exemption) and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

MATERIAL SWEDISH INCOME TAX CONSEQUENCES

The following is a discussion of material Swedish income tax consequences of the distribution of Company common stock and SDRs to “Swedish holders” (as defined below) of Autoliv common stock and SDRs, respectively. This summary is based on the Swedish Income Tax Act, rulings and other administrative pronouncements issued by the Swedish Tax Agency, and Swedish case law, all as in effect on the date of this information statement, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. No assurance can be given that the Swedish Tax Agency would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies to Swedish holders of shares of Autoliv common stock who hold such shares as capital assets within the meaning of the Swedish Income Tax Act, and to Swedish holders of Autoliv SDRs. This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the Distribution Agreement and the other transaction agreements described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of Swedish income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Swedish Income Tax Act. Furthermore, this summary does not cover all potential tax consequences in relation to the Lex-ASEA distribution and the future tax treatment of Veoneer common stock or Veoneer SDRs. More specifically, it does not cover: stock or SDRs that are held by a partnership or that are held as current assets in a business; taxation of dividends and capital gains on shares or SDRs which are held by other investors than Swedish individuals or Swedish limited liability companies; tax impacts following the participation exemption regime including potential investor deductions; tax consequences on foreign companies taxable in Sweden due to a permanent establishment; or tax consequences on stock or SDRs that are held in an investment savings account and that are applicable for private individuals. This discussion does not address any tax considerations other than those pertaining to the Swedish income tax.

The distribution may be taxable under such other tax laws, and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

For purposes of this discussion, a “Swedish holder” is any beneficial owner of Autoliv common stock or Autoliv SDRs that is, for Swedish income tax purposes:

•	an individual who is a citizen or a resident of Sweden; or

•	a corporation tax resident in Sweden.

Autoliv has not sought and does not intend to seek a ruling from the Swedish Tax Agency with respect to the treatment of the distribution and certain related transactions for Swedish income tax purposes and there can be no assurance that the Swedish Tax Agency will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that Autoliv receive written advice from Deloitte Sweden regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax exempt for Swedish income tax purposes under the Lex-ASEA rule. The written advice from Deloitte Sweden will be based and will rely on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of Autoliv and the Company (including those relating to the past and future conduct of Autoliv and the Company). If any of these representations, statements, or undertakings are, or become, inaccurate or incomplete, or if Autoliv or the Company breach any of their respective covenants in the transaction documents, the advice of counsel may be invalid, and the conclusions reached therein could be jeopardized.

This advice is not binding on the Swedish Tax Agency or the courts. Thus, notwithstanding receipt by Autoliv of this advice, the Swedish Tax Agency could assert that the distribution does not qualify as tax exempt under the Lex-ASEA rule. If the Swedish Tax Agency were successful in taking this position Autoliv stockholders could be subject to significant Swedish income tax liability as discussed below.

Material Swedish Income Tax Consequences to Swedish Holders if the Distribution Qualifies as a Transaction that is Tax Exempt Under the Lex-ASEA Rule

Currently, a large number of stockholders on Autoliv are tax resident in Sweden. While we currently believe that the distribution of shares and SDRs to Swedish holders of Autoliv is tax exempt, this exemption is conditioned on the following requirements:

•	the dividend distribution shall be made by a parent company which is a Swedish limited liability company or by a non-Swedish corporation, which is similar to a Swedish limited liability company, provided that the non-Swedish corporation is located within the EEA or in a country with which Sweden has entered into a tax treaty that includes an exchange of information clause;

•	the dividend shall be made in proportion to the shares held in the parent company;

•	the shares in the parent company shall be listed/publicly traded;

•	the parent company shall distribute all its shares in the subsidiary;

•	no other group company shall hold any shares in the distributed subsidiary after the distribution;

•	the subsidiary’s business activities shall, directly or indirectly, primarily consist of a business (pure shareholding activities are not covered by this term), or direct and indirect holding of shares in companies which predominantly conduct business, and in which the subsidiary owns shares which on an aggregate represent more than 50% of the votes. The concept of “predominantly” is to be understood as “to at least 75%”;

•	the subsidiary shall be a Swedish limited liability company or a foreign corporation limited by shares; and

•	the provisions in Section 42, Paragraph 16 b of the Swedish Income Tax Act regarding exemption from immediate taxation upon partial demerger are not applicable.

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax exempt for Swedish income tax purposes the Swedish income tax consequences of the distribution generally are as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of Autoliv as a result of the distribution, other than gain or income arising in connection with certain internal restructurings completed in connection with the distribution;

•	no gain or loss will be recognized by (and no amount will be included in the income of) Swedish holders of Autoliv common stock or Autoliv SDRs upon the receipt of Veoneer common stock or Veoneer SDRs in the distribution, except with respect to any cash received in lieu of fractional shares of Veoneer common stock or Veoneer SDRs (as described below); and

•	the aggregate tax basis of the Autoliv common stock and Autoliv SDRs and Veoneer common stock and Veoneer SDRs received in the distribution (including any fractional share interest in the Company common stock or SDRs for which cash is received) in the hands of each Swedish holder of Autoliv common stock or SDRs immediately after the distribution will equal the aggregate basis of Autoliv common stock or SDRs held by the Swedish holder immediately before the distribution, allocated between the Autoliv common stock or SDRs and the Veoneer common stock or SDRs (including any fractional share interest in such Veoneer common stock or SDRs for which cash is received) in proportion to the relative fair market value of each on the date of the distribution.

Veoneer intends to apply for general advice from the Swedish Tax Agency concerning how the acquisition cost for the distributed Veoneer SDRs should be calculated.

Material Swedish Income Tax Consequences to Swedish Holders if the Distribution is Taxable

As discussed above, Autoliv has not and does not intend to seek a ruling from the Swedish Tax Agency with respect to the treatment of the distribution for Swedish income tax purposes. Notwithstanding receipt by Autoliv of written advice from Deloitte Sweden described above, the Swedish Tax Agency could assert that the distribution does not qualify for tax-free treatment for Swedish income tax purposes. If the Swedish Tax Agency were successful in taking this position, the consequences described above with respect to Swedish holders would not apply and, and Swedish holders could be subject to significant Swedish income tax liability as discussed below. If the spin-off fails to meet the above conditions stockholders receiving the dividend should be subject to taxation.

Individuals

As described above, the distribution is expected to be classified as a tax neutral Lex-ASEA distribution. If the distribution, however, is taxable, individuals would be subject to tax on the receipt of capital income, which generally includes dividends and capital gains, at a 30% tax rate.

Limited liability companies

As described above, the distribution is expected to be classified as a tax neutral Lex-ASEA distribution. If the distribution, however, is taxable, all income, including taxable capital gains and dividends, would generally be taxed as income from business operations at a rate of 22%.

Preliminary Tax Withholding applicable to Swedish Individuals with respect to Swedish SDR holders

There is, as a general rule, an obligation to withhold preliminary taxes on dividend distributions that are subject to tax under Swedish domestic law. A payment on an SDR would therefore be considered a dividend distribution. Taxes shall be withheld on distributions to individuals and the rules do not apply to distributions to legal persons such as corporations and partnerships. The obligation to withhold preliminary taxes on a distribution is imposed on the entity that is making the payment. An exemption from the requirement to withhold preliminary taxes would apply in cases where the receiver of the funds is a limited taxable person (non-resident) in Sweden, the income is exempt from tax according to a double tax treaty, or the distributing entity is a foreign company with a bank business or securities business without a permanent establishment in Sweden.

The general rule is to withhold preliminary taxes on distributed funds at 30%. However, withholding preliminary taxes on foreign securities, including SDRs, shall be made at an amount that combined with any foreign taxes equals 30%.

The obligation to withhold taxes is connected with a requirement to submit statements of income and expenses to the Swedish Tax Agency by the entity that is obliged to withhold preliminary taxes on a distribution.

Individuals

Taxation of Dividends on received Veoneer shares or Veoneer SDRs

Dividends to individuals on publicly listed shares or SDRs, which the Veoneer shares and Veoneer SDRs will be, are taxed as capital income at a 30% tax rate.

Taxation of Capital Gains and Capital Losses upon Divestment by Swedish SDR holders

Divestments of publicly listed shares, including SDRs, may trigger a capital gain or a capital loss. Capital gains are subject to Swedish income tax at a 30% tax rate. The capital gain or capital loss is calculated as the difference between the remuneration, after deduction of expenses relating to the divestment, and the acquisition price. The acquisition cost for shares or SDRs of the same sort and type is calculated by the application of the average method. The acquisition cost for the Veoneer shares or Veoneer SDRs received through the dividend from Autoliv, Inc. will be calculated in accordance with the general advice that will be received from the Swedish Tax Agency. By divestment of publicly listed shares or SDRs, the so called standard method could potentially be applied to calculate the acquisition cost, whereby the acquisition cost amounts to 20% of the remuneration received from the divestment after deduction of expenses relating to the divestment.

Capital losses on publicly listed shares and SDRs are tax deductible against taxable capital gains on both quoted and unquoted shares as well as from other publicly traded securities that are divested during the same fiscal year. Note that this does not apply on participations in investment funds and special funds that only comprise Swedish receivables, i.e. interest funds. Capital losses that are not possible to be deducted following the above will be deducted up to 70% against other capital income. If that will result in a deficit, a tax deduction against municipal and public income tax and against property tax and municipal property fee is available. Tax deduction will be allowed by 30% of the part of the deficit not exceeding SEK 100,000 and by 21% of the remaining part of the deficit. The deficit cannot be carried forward for tax purposes.

Limited liability companies

Taxation of Dividends on and Capital Gains and Capital Losses following Divestment of Veoneer shares or Veoneer SDRs

For limited liability companies, all income, including taxable capital gains and dividends, is generally taxed as income from business operations at a 22% tax rate. Capital gains and capital losses are calculated in accordance with the rules applicable for individuals as described above. Tax deductible capital losses on shares or SDRs and other securities may only be deducted against taxable capital gains on such shares or SDRs and securities. Such capital losses could also, under certain conditions, be deducted against capital gains incurred in other companies within the same group, if the companies can exchange group contributions for Swedish tax purposes. A capital loss that cannot be utilized during a certain fiscal year can be carried forward and be deducted against taxable capital gain on stock and other securities following fiscal years.

Material Swedish Income Tax Consequences to other Swedish Associations

The taxation of associations other than Swedish limited liability companies depends on, inter alia, the legal and tax characteristics of the association from a Swedish perspective. Depending on such circumstances, such associations could be exempt from income tax or covered by the rules governing Swedish limited liability companies. Consideration should be given to the specific legal features of the recipient when determining the tax implications associated with the distribution.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL SWEDISH INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN INFORMATION REQUIRED BY SWEDISH LAW

Additional Information about Veoneer, Inc.

The Company’s legal and commercial name is Veoneer, Inc. and its business is conducted in accordance with U.S. federal law and the Delaware General Corporation Law. Veoneer, Inc. (IRS Employer Identification Number 82-3720890) is a Delaware corporation which was incorporated in the State of Delaware, United States of America, on November 13, 2017. The Company’s registered office is located at Corporation Trust Center, 1209 Orange Street in Wilmington, New Castle County, Delaware. The Company’s registered agent at such address is The Corporation Trust Company. The Company is currently the parent company of 19 subsidiaries, which are listed on Exhibit 21.1 to the Company’s Registration Statement on Form 10, of which this Information Statement is a part.

Capitalization Table

The table below describes the Company’s capitalization at group level as of March 31, 2018. The tables in this section should be read in conjunction with the Company’s financial information, including the related notes, which may be found elsewhere in this document.

MUSD	As of March 31, 2018
Current debt
Guaranteed	$—
Secured	—
Unguaranteed/unsecured	23.8

Total current debt	23.8

Non-current debt
Guaranteed	—
Secured	—
Unguaranteed/unsecured	—
Related party debt	36.2

Total non-current debt (excluding the current debt as part of the non-current debt)	36.2

Shareholders’ equity
Share capital	—
Net parent investment	917.0
Accumulated other comprehensive income	0.4
Non-controlling interest	120.5
Legal reserve	—
Other reserves	—

Total equity	1,037.9

Indebtedness Table

The Company’s net indebtedness as of March 31, 2018 is presented in the table below. All debt included in the below table bears interest.

MUSD	As of March 31, 2018
(A) Cash	$—
(B) Cash equivalents	—
(C) Trading securities	—
(D) Liquidity (A)+(B)+(C)	—
(E) Current financial receivables	—
(F) Current bank debt	23.8
(G) Current portion of non-current debt	—
(H) Other current financial debt	—
(I) Other current financial debt (F)+(G)+(H)	23.8
(J) Net current financial indebtedness (I)-(E)-(D)	23.8
(K) Non-current bank loans	—
(L) Bonds issued	—
(M) Other current financial debt	—
(N) Related party debt	36.2
(O) Non-current financial indebtedness (K)+(L)+(M)+(N)	36.2
(P) Net financial indebtedness (J)+(O)	60.0

Share Capital Development

The below table shows historic changes in the Company’s share capital since its incorporation on November 13, 2017, and the changes in the number of shares and the share capital which will be made in connection with the listing of the Company’s shares on the NYSE and its SDRs on Nasdaq Stockholm.

		Number of shares of our common stock		Share capital (USD)
Year	Event	Change	Total	Change	Total
2017	Incorporation	—	100	—	$100

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to the Company and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on our website and any other website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We plan to make available, free of charge, on our Internet website our annual reports, quarterly reports, current reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

We intend to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. The Company has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autoliv, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Veoneer, Inc. (the Company), which consists of the Electronics Business of Autoliv Inc. as of December 31, 2017 and 2016, the related combined statements of operations, comprehensive loss, parent equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the management of Autoliv, Inc. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2017.

Stockholm, Sweden

March 19, 2018, except for paragraph 2 of Note 15, which is as of April 26, 2018

Veoneer, Inc.

Combined Statements of Operations

(U.S. DOLLARS IN MILLIONS)

		Years ended December 31
		2017	2016	2015
Net sales	Note 18	$2,322.2	$2,218.3	$1,588.6
Cost of sales		(1,856.6)	(1,795.1)	(1,310.2)

Gross profit		465.6	423.2	278.4
Selling, general and administrative expenses		(110.0)	(109.8)	(68.0)
Research, development and engineering expenses, net		(375.4)	(299.7)	(213.6)
Goodwill, impairment charge	Note 10	(234.2)	—	—
Amortization of intangibles	Note 10	(37.0)	(34.5)	(9.8)
Other income (expense), net		8.3	(4.0)	4.6

Operating loss		(282.7)	(24.8)	(8.4)
Loss from equity method investments	Note 8	(30.7)	—	—
Interest income	Note 19	0.3	0.1	—
Interest expense		(0.3)	(0.2)	(0.3)
Other non-operating items, net		(0.8)	3.1	0.5

Loss before income taxes		(314.2)	(21.8)	(8.2)
Income tax expense	Note 5	(30.1)	(38.3)	(21.8)

Net loss		(344.3)	(60.1)	(30.0)

Less: Net loss attributable to non-controlling interest		(127.3)	(7.0)	—

Net loss attributable to controlling interest		$(217.0)	$(53.1)	$(30.0)

See Notes to Combined Financial Statements.

Veoneer, Inc.

Combined Statements of Comprehensive Loss

(U.S. DOLLARS IN MILLIONS)

	Years ended December 31
	2017	2016	2015
Net loss	$(344.3)	$(60.1)	$(30.0)
Other comprehensive (loss) income, before tax:
Change in cumulative translation adjustment	29.8	(17.4)	(10.7)
Net change in cash flow hedges	(8.9)	7.9	0.2
Pension liability	0.1	(3.6)	2.8

Other comprehensive (loss) income, before tax	21.0	(13.1)	(7.7)
Expense for taxes	—	(1.0)	(0.7)

Other comprehensive (loss) income, net of tax	21.0	(14.1)	(8.4)

Comprehensive loss	(323.3)	(74.2)	(38.4)

Less: Comprehensive loss attributable to non-controlling interest	(127.3)	(7.0)	—

Comprehensive loss attributable to controlling interest	$(196.0)	$(67.2)	$(38.4)

See Notes to Combined Financial Statements.

Veoneer, Inc.

Combined Balance Sheets

(U.S. DOLLARS IN MILLIONS)

		At December 31
		2017	2016
Assets
Receivables, net	Note 6	$460.5	$445.0
Inventories, net	Note 7	154.2	164.4
Prepaid expenses and other current assets		34.0	39.5

Total current assets		648.7	648.9

Property, plant and equipment, net	Note 9	361.9	327.1
Investments and other non-current assets	Note 8	162.0	36.0
Goodwill	Note 10	291.7	490.1
Intangible assets, net	Note 10	122.2	163.0
Related party notes receivable	Note 19	76.0	74.0

Total assets		$1,662.5	$1,739.1

Liabilities and equity
Accounts payable		$322.8	$318.2
Related party payables	Note 19	5.0	5.0
Accrued expenses	Note 11	195.2	192.6
Income tax payable		41.3	31.6
Other current liabilities		25.7	25.0
Related party short-term debt	Note 3	—	3.5

Total current liabilities		$590.0	$575.9

Related party long-term debt	Note 19	62.2	11.1
Pension liability	Note 17	13.9	15.0
Other non-current liabilities		39.3	48.0

Total non-current liabilities		$115.4	$74.1

Commitments and contingencies	Note 15, 16
Parent Equity
Net Parent investment		843.9	876.7
Accumulated other comprehensive loss		(8.3)	(29.3)

Total Parent Equity		835.6	847.4

Non-controlling interest		121.5	241.7

Total Parent Equity and non-controlling interests		957.1	1,089.1

Total liabilities, Parent Equity and non-controlling interests		$1,662.5	$1,739.1

See Notes to Combined Financial Statements.

Veoneer, Inc.

Combined Statements of Cash Flow

(U.S. DOLLARS IN MILLIONS)

		Years ended December 31
		2017	2016	2015
Operating activities
Net loss		$(344.3)	$(60.1)	$(30.0)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		118.8	105.5	53.1
Goodwill, impairment charge		234.2	—	—
Deferred income taxes		(11.3)	(10.9)	0.3
Undistributed loss from equity method investments	Note 8	30.7	—	—
Gain on investment in Zenuity	Note 8	(10.7)	—	—
Stock-based compensation		2.1	2.8	1.8
M/A COM earn-out adjustment	Note 3	(12.7)	—	—
Net change in:
Related party payables, net		(0.1)	5.1	—
Receivables and other assets, gross		2.2	(182.6)	(91.8)
Inventories, gross		18.9	(7.7)	(38.0)
Accounts payable and accrued expenses		(20.8)	132.6	117.7
Income taxes		9.9	20.2	8.6
Other, net		(18.1)	(12.2)	(2.8)

Net cash (used in) provided by operating activities		(1.2)	(7.3)	18.9
Investing activities
Expenditures for property, plant and equipment		(110.0)	(102.5)	(53.4)
Proceeds from sale of property, plant and equipment		6.9	1.5	3.8
Acquisition of intangible assets		—	—	(24.9)
Acquisition of businesses and interest in affiliates, net of cash acquired	Note 13	(125.3)	(226.3)	(98.9)
Net decrease / (increase) in related party notes receivable		(2.0)	(8.1)	(28.9)

Net cash used in investing activities		(230.4)	(335.4)	(202.3)
Financing activities
Net increase / (decrease) in short-term debt		(3.6)	3.7	(0.3)
Repayments and other changes in related party long-term debt		50.8	11.9	—
Net transfers from Parent		184.4	327.1	183.7

Net cash provided by financing activities		231.6	342.7	183.4
Effect of exchange rate changes on cash and cash equivalents		—	—	—

Increase / (decrease) in cash and cash equivalents		—	—	—
Cash and cash equivalents at beginning of year		—	—	—

Cash and cash equivalents at end of year		$—	$—	$—

See Notes to Combined Financial Statements.

Veoneer, Inc.

Combined Statements of Changes In Parent Equity

(U.S. DOLLARS IN MILLIONS)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total
2015
Balance at January 1, 2015	$452.6	$(6.8)	$—	$445.8
Comprehensive Loss:
Net loss	(30.0)	—	—	(30.0)
Net change in cash flow hedges	—	0.2	—	0.2
Foreign currency translation	—	(10.7)	—	(10.7)
Pension liability	—	2.1	—	2.1

Total Comprehensive Loss	(30.0)	(8.4)	—	(38.4)
Net transfers from Parent	183.7	—	—	183.7

Balance at December 31, 2015	$606.3	$(15.2)	$—	$591.1

2016
Comprehensive Loss:
Net loss	(53.1)	—	(7.0)	(60.1)
Net change in cash flow hedges	—	7.9	—	7.9
Foreign currency translation	—	(17.4)	(7.2)	(24.6)
Pension liability	—	(4.6)	—	(4.6)

Total Comprehensive Loss	(53.1)	(14.1)	(14.2)	(81.4)
Investment in subsidiary by non-controlling interest	—	—	252.3	252.3
Net transfers from Parent	323.5	—	3.6	327.1

Balance at December 31, 2016	$876.7	$(29.3)	$241.7	$1,089.1

2017
Comprehensive Income (Loss):
Net loss	(217.0)	—	(127.3)	(344.3)
Net change in cash flow hedges	—	(8.9)	—	(8.9)
Foreign currency translation	—	29.8	6.9	36.7
Pension liability	—	0.1	—	0.1

Total Comprehensive Income (Loss)	(217.0)	21.0	(120.4)	(316.4)
Net transfers from Parent	184.2	—	0.2	184.4

Balance at December 31, 2017	$843.9	$(8.3)	$121.5	$957.1

See Notes to Combined Financial Statements.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

1. Basis of Presentation

On December 12, 2017, Autoliv, Inc. (“Autoliv” or “Parent”) announced that its Board of Directors concluded its strategic review and decided to spin-off its Electronics business segment (“Veoneer” or “Electronics” or “the Company” or “the business”) through a tax-free spin-off. The planned spin-off is subject to final approval by Autoliv’s Board of Directors, receipt of an opinion of counsel regarding the tax-free nature of the spin-off, and receipt of regulatory approvals and the effectiveness of a registration statement on Form 10 filed with the Securities and Exchange Commission. Upon completion of the spin-off, Veoneer will operate its business as an independent, publicly traded company.

Veoneer consists of Active Safety Products (that includes active safety sensors for advanced driver assistance systems, highly automated driving solutions and autonomous driving solutions), Restraint Control Systems, and Brake Systems.

Throughout the periods covered by the Combined Financial Statements, Veoneer operated as a reportable segment within Autoliv. The accompanying Combined Financial Statements have been prepared from Autoliv’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Autoliv. Accordingly, Autoliv’s net investment in these operations (Parent Equity) is shown in lieu of a controlling interest’s equity in the Combined Financial Statements.

Veoneer is comprised of certain stand-alone legal entities for which discrete financial information is available, as well as portions of legal entities for which discrete financial information is not available (shared legal entities). In some cases, discrete financial information was not available for Veoneer within these shared entities as Autoliv does not record every transaction at a discrete Veoneer level. For the shared entities for which discrete financial information was not available, such as IT costs, taxes, and other shared costs, allocation methodologies were applied to certain accounts to allocate amounts to Veoneer as discussed further in Note 19—Relationship with Parent and Related Entities.

The Combined Statements of Comprehensive Loss include all sales and costs directly attributable to Veoneer, including costs for facilities, functions and services used by Veoneer. Certain shared costs have been directly charged to Veoneer based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of Veoneer by centralized staff groups within Autoliv, (ii) Autoliv’s general corporate expenses and (iii) certain pension and other retirement benefit costs (See Note 17 – Retirement Plans for a description of the allocation methodologies employed). As more fully described in Note 5—Income Taxes, current and deferred income taxes and related tax expense have been determined based on the stand-alone results of Veoneer by applying Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes, to the Veoneer operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology).

Autoliv uses a centralized approach to cash management and financing its operations, including the operations of Veoneer. Accordingly, none of the cash and cash equivalents has been allocated to Veoneer in the Combined Financial Statements. Transactions between Autoliv and Veoneer are accounted for through Net Parent Investment. Autoliv’s short-term and long-term debt, including any related interest expense as well as its derivative activity, has been pushed down to Veoneer’s Combined Financial Statements where it is specifically identifiable to Veoneer. See Note 19—Relationship with Parent and Related Entities, for a further description of related party transactions between Autoliv and Veoneer.

All charges and allocations of cost for facilities, functions and services performed by Autoliv organizations have been deemed paid by Veoneer to Autoliv, in cash, in the period in which the cost was recorded in the Combined Statements of Comprehensive Loss.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The Combined Financial Statements include the historical operations, assets, and liabilities that are considered to comprise the Veoneer business. All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management of Autoliv and Veoneer believe are reasonable. However, the historical statements of operations, comprehensive loss, balance sheets, and cash flows of Veoneer included herein may not be indicative of what they would have been had Veoneer actually been a stand-alone entity during such periods, nor are they necessarily indicative of Veoneer future results.

2. Summary of Significant Accounting Policies

PRINCIPLES OF COMBINATION

The combined financial statements have been prepared in accordance with United States (U.S.) Generally Accepted Accounting Principles (GAAP) and include the combined assets, liabilities, sales, and expenses of the Veoneer business as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015. All intercompany accounts and transactions within the Company have been eliminated from the combined financial statements. See Note 19—Relationship with Parent and Related Entities, for a further description of related party transactions between Autoliv and Veoneer.

Consolidation is also required when the Company has both the power to direct the activities of a variable interest entity (VIE) and the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using the equity method of accounting.

BUSINESS COMBINATIONS

Transactions in which the Company obtains control of a business are accounted for according to the acquisition method as described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. The assets acquired and liabilities assumed are recognized and measured at their fair values as of the date control is obtained. Acquisition related costs in connection with a business combination are expensed as incurred. Contingent consideration is recognized and measured at fair value at the acquisition date and until paid is re-measured on a recurring basis. It is classified as a liability based on appropriate GAAP.

EQUITY METHOD INVESTMENTS

Investments accounted for under the equity method, means that a proportional share of the equity method investment’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Combined Statements of Operations, the proportional share of the net loss is reported as Loss from equity method investments.

USE OF ESTIMATES

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of net sales and expenses during the reporting period. The accounting estimates that require management’s most significant judgments include the estimation of retroactive price adjustments, estimations associated with purchase price

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

allocations regarding business combinations, valuation of stock based payments, assessment of recoverability of goodwill and intangible assets, assessment of the useful lives of intangible assets, estimation of pension benefit expense based on actuarial assumptions, estimation of accruals for warranty and product liabilities, uncertain tax positions, valuation allowances and legal proceedings. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed or determinable and the collectability of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms (typically F.O.B. shipping point). In those limited instances where other terms are negotiated and agreed, revenue is recorded when title and risk of loss are transferred to the customer.

Accruals are made for retroactive price adjustments when probable and able to be reasonably estimated. In addition, from time to time, Veoneer may make payments to customers in connection with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments unless certain criteria are met warranting capitalization. If the payments are capitalized, the amounts are amortized as the related goods are transferred.

Net sales exclude taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers.

COST OF SALES

Shipping and handling costs are included in Cost of Sales in the Combined Statements of Operations. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses.

RESEARCH, DEVELOPMENT AND ENGINEERING (R,D&E)

The Company performs research activities to identify new products, product development activities for further product evolution, and engineering activities to customize existing products for specific customers. Research and development and most engineering expenses are expensed as incurred. These expenses are reported net of expense reimbursements from contracts to further customize existing products for specific customers.

Certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria, such as the existence of a contractual guarantee for reimbursement, are met.

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer funded tooling are met or the criteria for capitalization as Property, Plant & Equipment for tools owned by the Company are fulfilled. Depreciation on the Company’s own tooling is recognized in the Combined Statements of Operations as Cost of Sales.

STOCK BASED COMPENSATION

The compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method as defined in ASC 718, Compensation—Stock Compensation. The Company records the

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

compensation expense for its direct and allocated portion of awards under the Autoliv Stock Incentive Plan, including Restricted Stock Units (RSUs), Performance Shares (PSs) and stock options (SOs), over the respective vesting period. For further details, see Note 14.

INCOME TAXES

Veoneer’s operations have historically been included in the tax returns filed by Autoliv of which the Veoneer business was a part. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if the Company filed its own tax returns. Income taxes as presented in the combined financial statements attribute current and deferred income taxes in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone company for the periods presented. Any income tax liabilities resulting from operations prior to the anticipated legal date of separation, are assumed to be settled with Parent on the last day Veoneer is part of the Autoliv group and will be relieved through the Net Parent investment.

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Changes in valuation allowances from period to period are included in the tax provision in the period of change. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

RECEIVABLES

Accounts receivables are recorded at the invoiced amount and do not bear interest.

The Company has guidelines for calculating the allowance for bad debts. In determining the amount of a bad debt allowance, management uses its judgment to consider factors such as the age of the receivables, the Company’s prior experience with the customer, the experience of other enterprises in the same industry, the customer’s ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the allowance.

A substantial majority of the Company’s trade receivables are derived from sales to OEMs. The Company’s four largest customers accounted for 62% of sales for 2017 (59% for 2016 and 63% for 2015). Additionally, these four largest customers accounted for 55% of the Company’s accounts receivable as of December 31, 2017 (60% as of December 31, 2016 and 2015). The Company believes that the receivable balances from these largest

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

customers do not represent a significant credit risk based on past collection experience. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. The Company believes that credit risks are moderated by the financial stability of the Company’s major customers.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative financial instruments, primarily forwards, options and swaps to reduce the effects of fluctuations in foreign exchange rates and the resulting variability of the Company’s operating results. On the date that a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or (2) a hedge of the exposure of a forecasted transaction or of the variability in the cash flows of a recognized asset or liability (a cash flow hedge).

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Combined Statements of Operations along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income (OCI) and reclassified into the Combined Statements of Operations when the hedge transaction affects net earnings. The Company uses the forward rate with respect to the measurement of changes in fair value of cash flow hedges when revaluing foreign exchange forward contracts. All derivatives are recognized in the combined financial statements at fair value.

For further details on the Company’s financial instruments, see Note 4.

INVENTORIES

The cost of inventories is computed according to the first-in, first-out method (FIFO). Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets’ estimated useful lives, or in the case of leasehold improvements over the shorter of the useful life or the lease term. Amortization on capital leases is recognized with depreciation expense in the Combined Statements of Operations over the shorter of the assets’ expected life or the lease contract term. Repairs and maintenance are expensed as incurred.

The Company also entered into certain “build-to-suit” lease arrangements in 2017 for certain manufacturing and research buildings. The Company will be deemed the owner of the buildings for accounting purposes during the construction period due to the terms of the arrangements. As such, amounts will be capitalized as an asset and a liability will be reflected during the construction period. As of December 31, 2017, capitalized amounts are not material.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

LONG-LIVED ASSET IMPAIRMENT

The Company evaluates the carrying value and useful lives of long-lived assets other than goodwill when indications of impairment are evident or it is likely that the useful lives have decreased, in which case the Company depreciates the assets over the remaining useful lives. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows. Estimated undiscounted cash flows for a long-lived asset being evaluated for recoverability are compared with the respective carrying amount of that asset. If the estimated undiscounted cash flows exceed the carrying amount of the assets, the carrying amounts of the long-lived asset are considered recoverable and an impairment cannot be recorded. However, if the carrying amount of a group of assets exceeds the undiscounted cash flows, an entity must then measure the long-lived assets’ fair value to determine whether an impairment loss should be recognized, generally using a discounted cash flow model.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets of businesses acquired. Goodwill is not amortized, but is subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology and contractual relationships, are amortized over their useful lives which range from 5 to 10 years.

The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred.

In conducting its impairment testing, the Company compares the estimated fair value of each of its reporting units to the related carrying value of the reporting unit. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of a reporting unit exceeds its estimated fair value, an impairment loss is recognized for the excess of carrying amount over the fair value of the respective reporting unit.

The estimated fair value of the reporting unit is determined by the discounted cash flow method taking into account expected long-term operating cash-flow performance. The Company discounts projected operating cash flows using the reporting unit’s weighted average cost of capital, including a risk premium to adjust for market risk. The estimated fair value is based on automotive industry volume projections which are based on third-party and internally developed forecasts and discount rate assumptions. Significant assumptions include terminal growth rates, terminal operating margin rates, future capital expenditures and working capital requirements. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, to the book value of its equity.

In the fourth quarter of 2017, in connection with the annual impairment test, the Company recorded a goodwill impairment charge of $234.2 million relating to its Brake Systems Segment (see Note 3). There is no remaining goodwill related to the Brake Systems Segment after the impairment. There were no impairments of goodwill from 2015 through 2016.

WARRANTIES AND RECALLS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product

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Notes to Combined Financial Statements

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due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the defective part. Insurance receivables, related to recall issues covered by the insurance, are included within other current assets in the Combined Balance Sheets.

Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

PENSIONS AND OTHER POST- EMPLOYMENT BENEFITS

Veoneer’s employees participate in both defined contribution plans and defined benefit plans sponsored by Autoliv and certain defined benefit plans sponsored by Veoneer in Japan (the Japan plans), Canada (the Canada plans), and France (the France plans). A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefits that each employee will receive for services performed during a specified period of employment.

For the Japan, Canada, and France plans, the amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any). The plan assets are measured at fair value. The inputs to the fair value measurement of the plan assets are mainly level 2 inputs (see Note 4). Veoneer has considered the remaining plans to be part of a multiemployer plan with Autoliv and does not record a corresponding asset or liability. Pension expense was allocated and reported within Costs of sales, Selling, general and administrative expenses and Research, development and engineering expenses in the Combined Statements of Operations. The expense related to the employees of Veoneer and allocated expenses are included in these Combined Financial Statements (see Note 17).

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters (see Note 15).

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

The Company believes, based on currently available information, that the resolution of outstanding matters, described in Note 15, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company’s financial position or results of operations.

However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

TRANSLATION OF NON-U.S. SUBSIDIARIES

The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates.

The statement of operations of these subsidiaries is translated into U.S. dollars using the average exchange rates for the year. Translation differences are reflected in equity as a component of OCI.

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end exchange rates. Net transaction gains/(losses) that are reflected in the Combined Statements of Operations amounted to $(3.0) million in 2017, $(1.4) million in 2016 and $7.0 million in 2015. These are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other non-operating items, net if they relate to financial receivables and liabilities.

NET PARENT INVESTMENT

Veoneer’s equity on the Combined Balance Sheets represents Autoliv’s net investment in the Veoneer business and is presented as “Net Parent Investment” in lieu of stockholders’ equity. The Combined Statements of Changes in Parent Equity include net cash transfers and other property transfers between Autoliv and Veoneer as well as intercompany receivables and payables between Veoneer and other Autoliv affiliates that were deemed settled on a current basis. Autoliv performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities, which includes Veoneer. The Net Parent Investment account includes assets and liabilities incurred by Autoliv on behalf of Veoneer such as accrued liabilities related to corporate allocations including shared services and infrastructure provided. These costs include information technology, accounting, legal, real estate and facilities, corporate advertising, risk and insurance services, treasury, shareholder services and other corporate and infrastructure services. Other assets and liabilities recorded by Autoliv, whose related income and expenses have been pushed down to Veoneer, are also included in Net Parent Investment.

All transactions reflected in Net Parent Investment in the accompanying Combined Balance Sheets have been considered cash receipts and payments for purposes of the Combined Statements of Cash Flows and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.

Earnings per share data has not been presented in the accompanying Combined Financial Statements because Veoneer does not operate as a separate legal entity with its own capital structure.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-09, Compensation-Stock Compensation (Topic 718) – Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless (a) the fair value of the modified award is the same as the fair value of the original award, (b) the vesting conditions of the modified award are the same as the vesting conditions of the original award and (c) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in

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Notes to Combined Financial Statements

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ASU 2017-09 are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not been issued. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The Company early adopted ASU 2017-09 in the second quarter beginning April 1, 2017. As this standard is prospective in nature, the impact to the Company’s financial statements will depend on the nature of the Company’s future award modifications. There have been no modifications to awards to date in 2017.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the service cost component to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the Combined Statements of Operations separately from the service cost component and outside operating income. The amendments in ASU 2017-07 are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in ASU 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the Combined Statements of Operations. The Company is adopting ASU 2017-07 in the interim period beginning January 1, 2018 and has concluded that the standard will not have a material impact on the Combined Financial Statements for any periods presented.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment, which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Instead, entities should perform annual or interim goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the excess of carrying amount over the fair value of the respective reporting unit. The amendments in ASU 2017-04 are effective for public business entities for annual or interim goodwill impairment tests in annual periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company early adopted ASU 2017-04 effective January 1, 2017. As this standard is prospective in nature, the impact to the Company’s financial statements by not performing step two to measure the amount of any potential goodwill impairment will depend on various factors. However, the elimination of step two reduces the complexity and cost of the subsequent measurement of goodwill. This new standard was applied in conjunction with assessing Goodwill impairment as discussed in Note 2.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business, which provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The amendments in ASU 2017-01 are effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those periods. ASU 2017-01 should be applied prospectively. Early adoption is permitted. The Company early adopted ASU 2017-01 effective January 1, 2017 for new transactions that have not been reported in financial statements that have been issued or made available for issuance. As this standard is prospective in nature, the impact to the Company’s financial statements will depend on the nature of the Company’s future acquisitions. This new standard was applied in conjunction with the

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Notes to Combined Financial Statements

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Zenuity joint venture and the Fotonic i Norden dp AB acquisition as discussed in Note 8 and Note 3, respectively, to the Combined Financial Statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Consequently, the amendments in this ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of ASU 2016-16 are intellectual property and property, plant, and equipment. The amendments in ASU 2016-16 are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in ASU 2016-16 should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company believes that the pending adoption of ASU 2016-16 will not have a material impact on the Company’s Combined Financial Statements based on transactions in the ordinary course of business. The Company will finalize its analysis in the first quarter of 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments, which provides guidance on reducing the diversity in practice on eight cash flow classification issues and how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 are effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the annual period that includes that interim period. The amendments in ASU 2016-15 should be applied using a retrospective transition method to each period presented. The Company early adopted ASU 2016-15 effective January 1, 2017. The adoption of ASU 2016-15 did not have a material impact on the Company’s Combined Financial Statements for any period presented.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held and requires enhanced disclosures regarding significant estimates and judgments used in estimating credit losses. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019, and earlier adoption is permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the Company’s pending adoption of ASU 2016-13 on the combined financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation— Stock Compensation (Topic 718), which simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum

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statutory withholding requirement should be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement and the practical expedient for estimating expected term should be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition method or a retrospective transition method. The Company adopted ASU 2016-09 effective January 1, 2017 and has elected to recognize forfeitures as they occur. The adoption of ASU 2016-09 did not have a material impact on the combined financial statements for any period presented.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 affects any entity that enters into a lease, with some specified scope exceptions. For public business entities, the amendments in ASU 2016-02 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early application is permitted for all entities. The Company is currently evaluating the impact of adopting ASU 2016-02 on its combined financial statements, which will require right of use assets and lease liabilities be recorded in the combined balance sheet for operating leases.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016 and should be applied prospectively. The adoption of ASU 2015-11 did not have a material impact on the Combined Financial Statements for any periods presented.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. In 2016, the FASB issued accounting standard updates to address implementation issues and to clarify guidance in certain areas. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. In addition, ASU 2014-09 requires certain additional disclosure around the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is adopting ASU 2014-09 in the annual period beginning January 1, 2018 and will utilize the modified retrospective (cumulative effect) transition method. The Company intends to apply the modified retrospective transition method through a cumulative adjustment to equity.

The Company’s implementation of this standard includes a project management framework that includes a dedicated lead project manager and a cross-functional project steering committee responsible for assessing the impact that the new standard will have on the Company’s accounting, financial statement presentation and disclosure for contracts with customers. The team continues to identify changes to business processes, systems and controls to support recognition, presentation and disclosure under the new standard.

The Company has drafted its accounting policy for the new standard based on a detailed review of its business and contracts. While the Company continues to assess all potential impacts of the new standard, the Company does not currently expect that the adoption of the new revenue standard will have a material impact on the Company’s net sales, net income, or balance sheet.

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Notes to Combined Financial Statements

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3. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Veoneer’s position in a certain geographical area or with a certain customer. The results of operations and cash flows from the Company’s acquisitions have been included in the Company’s Combined Financial Statements prospectively from their date of acquisition.

Fotonic i Norden dp AB

On November 1, 2017, Autoliv completed the acquisition of all the shares in Fotonic i Norden dp AB (Fotonic), headquartered in Stockholm and Skellefteå in Sweden. The preliminary acquisition date fair value of the total consideration transferred was $16.9 million, consisting of a $14.5 million cash payment and $2.4 million of deferred purchase consideration, payable at the 18 month anniversary of the closing date. The deferred purchase consideration reflects the holdback amount as stipulated in the share purchase agreement. The transaction has been accounted for as a business combination.

Fotonic provides Lidar and Time of Flight camera expertise and the acquisition included 35 Lidar and Time of Flight engineering experts, in addition to defined tangible and intangible assets. The strength of the acquired competence is on the Lidar and Time of Flight camera hardware side which form a complement to Autoliv’s skillset in the Lidar software and algorithms area. Lidar technology is an enabling technology for Highly Automated Driving and considered the primary sensor by all system developers. Fotonic is being reported in the Electronics segment.

The net assets acquired as of the acquisition date amounted to $16.9 million. The estimated fair values of identifiable assets acquired consisted of Intangible assets of $3.8 million and Goodwill of $13.4 million, and the estimated fair value of liabilities assumed consisted of Other current liabilities of $0.3 million. The purchase price allocation is preliminary pending completion of final valuations. Acquired Intangibles consisted of the fair value of background IP (patent & technical know-how). The useful life of the IP is five years and will be amortized on a straight-line basis. The recognized goodwill primary reflects the valuation of the acquired workforce of specialist engineers.

Autoliv-Nissin Brake Systems

On March 31, 2016, the Company acquired a 51% interest in the entities that formed Autoliv-Nissin Brake Systems (Brake Systems) for approximately $262.5 million in cash. This entity comprises the Company’s Brake Systems Segment. Brake Systems designs, manufactures and sells products in the brake control and actuation systems business. Nissin Kogyo retained a 49% interest in the entities that formed Brake Systems. The Company has management and operational control of Brake Systems and has consolidated the results of operations and balance sheet from Brake Systems from the date of the acquisition forward. The transaction was accounted for as a business combination.

The acquisition combined Nissin Kogyo’s expertise and technology in brake control and actuation systems with Autoliv’s global reach and customer base to create a global competitive offering in the growing global Brake Systems market. Brake Systems is expected to further strengthen the Company’s role as a system supplier of products and systems for autonomous driving vehicles. From the date of the acquisition through December 31, 2016, the Brake Systems business reported net sales of $391.1 million and a net loss attributable to controlling interest of $5.0 million. The net loss attributable to the non-controlling interest was $7.0 million. The operating loss from the date of the acquisition through December 31, 2016 included $0.9 million of purchase accounting

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inventory fair value step-up adjustments in cost of sales upon the sale of acquired inventory. The total purchase accounting inventory fair value step-up adjustments included in the balance sheet at the acquisition date were $0.9 million.

Total Brake Systems acquisition related costs were approximately $3.5 million for the year ended December 31, 2015 and approximately $2.0 million for the year ended December 31, 2016. These costs were reflected in Selling, general and administrative expenses in the Combined Statements of Operations.

The acquisition date fair value of the consideration transferred for the Company’s 51% interest in the entities that formed Brake Systems was $262.5 million in a cash transaction.

The following table summarizes the finalized fair values of identifiable assets acquired and liabilities assumed as of March 31, 2016 (in millions):

Assets:
Cash and cash equivalents	$37.7
Receivables	1.5
Inventories	33.0
Other current assets	7.9
Property, plant and equipment	138.5
Other non-current assets	0.3
Intangibles	112.1
Goodwill	234.7

Total assets	$565.7
Liabilities:
Accounts payable	$6.0
Other current liabilities	23.1
Pension liabilities	9.1
Other non-current liabilities	12.7

Total liabilities	$50.9
Net assets acquired	$514.8
Less: Non-controlling interest	$(252.3)

Controlling interest	$262.5

Acquired Intangibles primarily consisted of the fair value of customer contracts of $50.7 million and certain technology of $61.4 million. The customer contracts will be amortized straight-line over 7 years and the technology will be amortized straight-line over 10 years.

The recognized goodwill of $234.7 million reflects expected synergies from combining Autoliv’s global reach and customer base with Nissin Kogyo’s expertise (including workforce) and technology in brake control and actuation systems. A portion of the goodwill is deductible for tax purposes.

Veoneer recognized related party short term debt of $3.5 million as of December 31, 2016, due to financing at Autoliv Nissan Brake Systems China Zhongshan (a 51% owned subsidiary). This $3.5 million debt facility was wholly repaid as of December 31, 2017.

In the fourth quarter of 2017, the Company recognized an impairment charge of the full goodwill amount of $234.2 million (after consideration of foreign exchange rate impact) related to Brake Systems (see Note 10). The

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Company estimated the fair value of Brake Systems using the discounted cash flow method, taking into account expected long-term operating cash-flow performance. The primary driver of the goodwill impairment was due to the lower expected long-term operating cash flow performance of the business unit as of the measurement period. The Company also assessed any potential impairment of acquired Brake Systems intangible assets comparing the undiscounted future cash flows to the carrying value of the assets. The undiscounted cash flow test indicated no impairment of the acquired intangible assets.

M/A-COM Automotive Solutions Business

On August 17, 2015, the Company completed the acquisition of the “Automotive Solutions” business of M/A-COM Technology Solutions Holdings, Inc. (MACOM) headquartered in Lowell, Massachusetts, which is a carve-out of the automotive business of MACOM, through the acquisition of all of the shares of M/A-COM Auto Solutions, Inc., a MACOM subsidiary, for $98.9 million in cash (as adjusted), $14.6 million of deferred purchase price payable over two years, plus up to an additional $25.0 million in cash based on the achievement of revenue based earn-out targets through September 30, 2019. The transaction has been accounted for as a business combination.

The “Automotive Solutions” business of MACOM is a supplier of integrated, embedded Global Positioning System (GPS) modules to the automotive industry. The business includes technical, commercial and manufacturing support employees focused on the design, development and production of GPS modules. Other technologies and intellectual property acquired in the transaction are various Radio Frequency (RF) and antenna products (hardware and software) and Electronic Horizon, which is an advanced driver assistance system connecting navigation and GPS data to improve safety, fuel efficiency and reduce emissions. The acquisition expands the Company’s capability in the Active Safety market and provides additional building blocks to its portfolio in automated driving.

The operating results of the MACOM “Automotive Solutions” business have been included in the Combined Statements of Operations since the date of the acquisition. From the date of the acquisition through December 31, 2015, the MACOM “Automotive Solutions” business reported net sales and operating income of $30.1 million and $0.7 million, respectively. Operating income from the date of the acquisition through December 31, 2015, included $1.7 million of purchase accounting inventory fair value step-up adjustments in cost of sales upon the sale of acquired inventory. The total purchase accounting inventory fair value step-up adjustments included in the balance sheet at the acquisition date was $1.7 million.

The acquisition related costs were approximately $0.7 million and were accounted for as Selling, general and administrative expenses in the Combined Statements of Operations.

The fair value of acquired accounts receivable, net was determined to be $11.5 million as of the acquisition date. The gross contractual amounts receivable of $12.2 million included $0.7 million that was not expected to be collected. The acquisition date fair value of the total consideration transferred is presented in the table below (in millions):

17-Aug-15
Fair value
Acquisition consideration
Cash	$98.9
Earn-out	25.0
Deferred purchase consideration	14.6
Total consideration transferred	$138.5

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The fair value of the earn-out of $25 million is based on a range of estimated probability of revenue scenarios. The fair value of the earn-out and deferred purchase consideration were determined using the discounted cash flow method of the income approach. The estimated undiscounted outcomes are in the range of $18-30 million. The Company adjusted the fair value of the earn-out liability to $14 million in the first quarter of 2017, based on actual revenue levels as well as changes in the estimated probability of different revenue scenarios for the remaining contractual earn-out period.

The following table summarizes the recognized fair values of identifiable assets acquired and liabilities assumed as of August 17, 2015 (in millions):

Fair Value
Assets:
Receivables	$11.5
Inventories	6.0
Other current assets	0.1
Property, plant and equipment	0.1
Intangibles	44.2
Goodwill	84.5
Total assets	$146.4
Liabilities:
Accounts payable	$7.6
Accrued expenses	0.3
Total liabilities	$7.9
Net assets acquired	$138.5

Acquired Intangibles consisted of the fair value of a customer contract of $37.2 million and certain technology and intellectual property of $7.0 million. The remaining useful life of the customer contract at acquisition was four years and will be amortized on an accelerated method that corresponds with the relative value of the expected cash flows during the remaining life of the contract. At the end of the first quarter of 2017 the Company received information related to a contract with an OEM customer of MACOM products that resulted in an impairment trigger of the customer intangible asset as well as a renewed assessment of the earn-out liability. In the first quarter of 2017, the Company recognized an impairment charge to amortization of intangibles in the Combined Statements of Operations for a customer contract of $12 million related to the MACOM acquisition (see Note 10 below).

The technology and intellectual property will be amortized straight-line over 7.5 years.

The recognized goodwill of $84.5 million reflects expected synergies from combining the Active Safety operations of the Company and the acquired “Automotive Solutions” business from MACOM and intangible assets that do not qualify for separate recognition. The goodwill is expected to be fully deductible for tax purposes and has been assigned to the Electronics segment.

4. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments.

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The fair value of the contingent consideration relating to the MACOM acquisition is re-measured on a recurring basis. The Company has determined that this contingent consideration resides within Level 3 of the fair value hierarchy. The Company adjusted the fair value of the earn-out liability to $14 million in the first quarter of 2017 based on actual revenue levels to date as well as changes in the estimated probability of different revenue scenarios for the remaining contractual earn-out period. Income of $13 million was recognized within Other income (expense), net in the Combined Statements of Operations in the first quarter of 2017 due to the decrease in the contingent consideration liability. The reduced earn-out liability was largely offset by the impairment charge for a customer contract related to the MACOM acquisition as discussed below. The fair value of the earn-out liability remains unchanged at $14 million as of December 31, 2017 based on the fair value calculation at that date (for further information, see Note 3). The fair value of the earn-out liability was $27 million as of December 31, 2016.

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company’s use of derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at December 31, 2017 and 2016 were foreign exchange forward contracts. The forward contracts are designated as cash flow hedges of certain external purchases. All derivatives are recognized in the combined financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Combined Statements of Operations along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of OCI and reclassified into the Combined Statements of Operations when the hedge transaction affects net earnings. The Company uses the forward rate with respect to the measurement of changes in fair value of cash flow hedges when revaluing foreign exchange forward contracts.

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Level 3—Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company’s derivatives are classified as Level 2 of the fair value hierarchy and there were no transfers between the levels during this or comparable periods.

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and December 31, 2016. The carrying value is the same as the fair value as these instruments are recognized in the combined financial statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Combined Balance Sheets at December 31, 2017 and December 31, 2016 have been presented on a gross basis. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted. However, there is no netting since there are no offsetting contracts.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

The derivatives designated as hedging instruments outstanding at December 31, 2017 are foreign exchange forward contracts, classified as cash flow hedges. For 2017, the cumulative gains and losses recognized in OCI on the cash flow hedges are a loss of $3.8 million (net of taxes). For 2017, the gains and losses reclassified from OCI and recognized in the Combined Statements of Operations are a gain of $5.1 million (net of taxes). Any ineffectiveness in 2017 was not material. The derivatives designated as hedging instruments outstanding at December 31, 2016 were foreign exchange forward contracts, classified as cash flow hedges. For 2016, the cumulative gains and losses recognized in OCI on the cash flow hedges were a gain of $9.1 million (net of taxes). For 2016, the gains and losses reclassified from OCI and recognized in the Combined Statements of Operations were a gain of $1.2 million (net of taxes). Any ineffectiveness in 2016 was not material. For 2015, the gains and losses reclassified from OCI and recognized in the Combined Statements of Operations were a gain of $0.4 million (net of taxes). The estimated net amount of the existing gains or losses at December 31, 2017 that is expected to be reclassified from OCI and recognized in the Combined Statements of Operations within the next twelve months is a loss of $0.8 million (net of taxes).

	31-Dec-17			31-Dec-16
		Fair Value Measurements			Fair Value Measurements
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	Nominal Value	Derivative Asset (Other current/ non current assets)	Derivative Liability (Other current/ non current liabilities)	Nominal Value	Derivative Asset (Other current/ non current assets)	Derivative Liability (Other current/ non current liabilities)
Foreign exchange forward contracts, less than 1 year (cash flow hedge)	$66.6	$0.4	$1.3	$74.0	$7.6	$0.3

Foreign exchange forward contracts, less than 2 years (cash flow hedge)	—	—	—	10.8	0.0	0.2

TOTAL	$66.6	$0.4	$1.3	$84.8	$7.6	$0.5

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

In the first quarter of 2018, the Company decided to terminate the above described cash flow hedging program. The impact of the settlement of these hedges is not expected to be material.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis, including long-lived assets.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company’s assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy. To determine the fair value of long-lived assets, the Company utilizes the projected cash flows expected to be generated by the long-lived assets, then discounts the future cash flows over the expected life of the long-lived assets.

The table below presents information about certain of the Company’s long-lived assets measured at fair value on a nonrecurring basis.

	31-Dec-17		31-Dec-16
	Fair Value measurements Level 3	Impairment losses	Fair Value measurements Level 3	Impairment losses
Goodwill 1)	$291.7	$(234.2)	$490.1	$—
Intangible assets, net 2)	122.2	(12.0)	163.0	—

1)	In 2017, goodwill related to ANBS was fully written down resulting in an impairment loss of $234.2 million, which was included in earnings for the period (See Note 10). This impairment charge was the result of a level 3 fair value measurement. Our total goodwill was $291.7 million and $490.1 million as of December 31, 2017 and 2016, respectively; however, the remaining balance was not adjusted to fair value on a nonrecurring basis as impairment indicators did not exist.
2)	In 2017, the Company performed a Level 3 fair value measurement of a contract intangible asset related to an OEM customer of M/A-COM products. This measurement resulted in an impairment charge of $12 million to reduce the intangible asset value to an amount that would be realized over the remaining contract period. At December 31, 2017 the intangible value related to this customer contract was fully amortized (See Note 10). Our total intangible assets were $122.2 million and $163.0 million as of December 31, 2017 and 2016, respectively; however, the remaining balance was not adjusted to fair value on a nonrecurring basis as impairment indicators did not exist.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

5. Income Taxes

INCOME BEFORE TAXES	2017	2016	2015
U.S.	$(200.2)	$(78.0)	$(51.5)
Non-U.S.	(114.0)	56.2	43.3

Total	$(314.2)	$(21.8)	$(8.2)

PROVISION FOR INCOME TAXES	2017	2016	2015
Current
Non-U.S.	$40.3	$40.5	$20.3
Deferred
U.S. federal	(0.9)	1.5	1.2
Non-U.S.	(9.4)	(3.7)	0.3
U.S. state and local	0.1	—	—

Total income tax expense	$30.1	$38.3	$21.8

EFFECTIVE INCOME TAX RATE	2017	2016	2015
U.S. federal income tax rate	$(110.0)	$(7.6)	$(2.8)
Goodwill impairment	12.7	—	—
Foreign tax rate variances	9.2	(2.2)	(0.2)
Tax credits	(10.0)	(8.5)	(8.0)
Change in Valuation Allowances	61.9	51.4	30.2
Non-Controlling Interest	21.0	0.8	—
State taxes, net of federal benefit	(1.7)	(0.5)	(0.4)
Changes in tax reserves	0.2	0.1	0.1
Earnings of equity investments	6.7	—	—
Withholding taxes	3.5	4.0	2.0
Domestic perm items	0.9	1.1	0.7
Change in U.S. tax rate	35.1	—	—
Other, net	0.6	(0.3)	0.2

Provision for income taxes	$30.1	$38.3	$21.8

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Act makes broad and complex changes to the U.S. tax code, including reducing the U.S. federal corporate income tax rate from 35% to 21%, requiring companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred and creates new taxes on certain foreign sourced earnings. The SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) on December 22, 2017. SAB 118 allows for a measurement period in which companies can either use provisional estimates for changes resulting from the Tax Act or apply the tax laws that were in effect immediately prior to the Tax Act being enacted if estimates cannot be determined at the time of the preparation of the financial statements until the actual impacts can be determined. The Company has completed the Company’s accounting for the effects on the Company’s existing deferred tax balances. Due to the full valuation allowance related to the Company’s U.S. operations, the impact to deferred taxes had a net zero impact to the Company except as it relates to a deferred tax liability for goodwill. The Company has not been able to make a reasonable estimate of the one-time transition tax and therefore has not recorded a provisional amount for this item. Since the Company has not been able to make a reasonable estimate, the Company continues to account for these items based on the Company’s existing accounting under ASC 740, Income Taxes, and the provisions of the tax laws that were in effect immediately prior to enactment.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Deferred tax assets and liabilities: The Company remeasured deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future. Due to the history of US losses, all deferred tax balances as of December 31, 2017 are expected to reverse at 21% for Federal income tax purposes. The Company’s net deferred tax assets were reduced by $35.1 million with a corresponding valuation allowance reduction of $35.1 million.

Foreign tax effects: The one-time transition tax is based on total post-1986 earnings and profits (E&P) of the US taxpayer. As of December 31, 2017, a significant portion of the Company’s operations are part of an existing Autoliv legal entity. Prior to 2015, the Company did not maintain separate books and records for the Veoneer operations and it is not possible to compute the Company’s historic E&P on a separate company basis back to the start of Veoneer’s operations. Further, the transition tax is based in part on the amount of those earnings held in cash and other specified assets. The Company has not maintained separate historic bank accounts for Veoneer which would be required to compute the tax. Therefore, the Company is not able to compute a reasonable estimate of the one-time tax. The Company also has generated significant losses in the U.S. which would reduce the liability to zero. Therefore, for purposes of the carve-out financials, the Company has not recorded the impact of the one-time transition tax.

Global Intangible Low Taxed Income (“GILTI”): The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder. Due to the complexity of the new GILTI tax rules, the Company is continuing to evaluate this provision of the Tax Act and the application of ASC 740. Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred or to factor such amounts into the Company’s measurement of deferred taxes. The Company has not yet completed the analysis of the GILTI tax rules primarily due to a lack of guidance from the U.S. Treasury Department and are not yet able to reasonably estimate the effect of this provision of the Tax Act or make an accounting policy election for ASC 740 treatment of the GILTI tax. Therefore, the Company has not recorded any amounts related to potential GILTI tax in the Company’s financial statements and have not yet made a policy decision regarding whether to record deferred taxes on GILTI.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2017, the Company had net operating loss carryforwards (NOL’s) of approximately $462.3 million, of which approximately $176.0 million have no expiration date. The remaining losses expire on various dates through 2037. The Company also has $7.7 million of U.S. Research and Development Credit carry forwards, which begin to expire in 2037 and $0.8 million of other credits which do not expire. These NOLs and credits have been determined on the basis of the carve-out financials. Approximately $92 million of these NOLs have been reported on an income tax return filed with a taxing authority and will carryforward to the Company after separating from the Parent. The remaining NOLs and credits have not been reported on a filed income tax return and will not carryforward to the Company after separating from the Parent.

The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance. Valuation allowances have been established for the Company’s US, Swedish and German operations and the Company’s joint venture in Japan. Such allowances are provided against each entity’s net deferred tax assets, primarily NOL’s, due to a history of cumulative losses.

The Company has reserves for income taxes that represent the Company’s best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. Any income tax liabilities resulting

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

from operations prior to the anticipated legal date of separation, are assumed to be settled with Parent on the last day Veoneer is part of the Autoliv group and will be relieved through the Parent company investment. The Company files income tax returns in the United States federal jurisdiction, and various states and non-U.S. jurisdictions as part of the Parent’s income tax filings.

Since the Company’s operations are generally part of an existing Autoliv legal entity, the existing Autoliv legal entity is the primary obligor and will be responsible for handling any income tax audit and settling any audits with the taxing authority. To the extent that the Company has accrued a liability for an uncertain tax position, such liabilities will be settled with Parent on the last day the Company is part of the Parent’s group and will be relieved through the Parent company investment.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense. As of December 31, 2017, the Company had recorded $2.3 million for unrecognized tax benefits. Of the total unrecognized tax benefits of $2.3 million recorded at December 31, 2017, $0.4 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Combined Balance Sheets. The remainder relates to certain deferred tax assets which have not been used to reduce a tax liability on a filed income tax return. Approximately $0.4 million of these reserves would impact income tax expense if released into income.

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

UNRECOGNIZED TAX BENEFITS	2017	2016	2015
Unrecognized tax benefits at beginning of year	$1.5	$0.7	$—
Increases as a result of tax positions taken during the current period	0.8	0.8	0.7

Total unrecognized tax benefits at end of year	$2.3	$1.5	$0.7

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities were as follows:

DEFERRED TAXES DECEMBER 31	2017	2016	2015
Assets
Provisions	$43.6	$25.6	$16.1
Costs capitalized for tax	2.2	9.3	6.3
Property, plant and equipment	—	0.5	1.4
Acquired intangibles	12.0	—	—
Tax receivables, principally NOL’s	121.4	69.0	20.4
Credits	8.5	5.0	4.0
Other	0.1	0.2	1.9

Deferred tax assets before allowances	$187.8	$109.6	$50.1
Valuation allowances	(150.4)	(90.1)	(39.8)

Total	$37.4	$19.5	$10.3

Liabilities
Acquired intangibles	$—	$(6.3)	$(1.5)
Property, plant and equipment	(8.4)	—	—
Statutory tax allowances	(5.9)	(7.3)	(5.8)
Distribution taxes	(8.0)	(4.0)	(1.7)
Other	(2.0)	—	—

Total	$(24.3)	$(17.6)	$(9.0)

Net deferred tax asset	$13.1	$1.9	$1.3

The Company has recorded a deferred tax asset of $30.4 million and $19.1 million for the years ended December 31, 2017 and December 31, 2016 respectively in “Investments and other non-current assets” and $17.3 million and $17.2 million of deferred tax liabilities for the years ended December 31, 2017 and December 31, 2016 respectively in “Other non-current liabilities” on the balance sheet.

The following table summarizes the activity related to the Company’s valuation allowances:

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2017	2016	2015
Allowances at beginning of year	$90.1	$39.8	$8.8
Benefits reserved current year	97.8	50.6	31.0
Benefits recognized current year	(3.5)	(0.3)	—
Change in U.S. Tax rate	(35.1)	—	—
Translation difference	1.1	—	—

Allowances at end of year	$150.4	$90.1	$39.8

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

6. Receivables

	2017	2016	2015
DECEMBER 31
Receivables	$462.6	$448.7	$310.9
Allowance at beginning of year	$(3.7)	$(2.2)	$(2.2)
Reversal of allowance	1.5	0.4	0.2
Addition to allowance	—	(2.1)	(0.3)
Write-off against allowance	0.3	—	—
Translation difference	(0.2)	0.2	0.1

Allowance at end of year	$(2.1)	$(3.7)	$(2.2)

Total receivables, net of allowance	$460.5	$445.0	$308.7

7. Inventories

	2017	2016	2015
DECEMBER 31
Raw material	$90.0	$91.6	$77.1
Work in progress	21.4	23.8	11.6
Finished products	70.0	73. 8	67.4

Inventories	$181.4	$189.2	$156.1
Inventory reserve at beginning of year	$(24.8)	$(21.7)	$(14.5)
Reversal of reserve	4.7	0.9	1.3
Addition to reserve	(6.2)	(10.2)	(10.5)
Write-off against reserve	1.4	5.1	0.8
Translation difference	(2.3)	1.1	1.2
Inventory reserve at end of year	$(27.2)	$(24.8)	$(21.7)

Total inventories, net of reserve	$154.2	$164.4	$134.4

8. Investments and Other Non-current Assets

	2017	2016
DECEMBER 31
Equity method investments	$97.7	$—
Deferred tax assets	30.4	19.1
Other non-current assets	33.9	16.9

Investments and other non-current assets	$162.0	$36.0

As of December 31, 2017, the Company has one equity method investment.

On April 18, 2017, Autoliv and Volvo Cars completed the formation of their joint venture, Zenuity AB. Autoliv made a cash contribution of SEK 1 billion ($111.5 million as of April 18, 2017) and also contributed intellectual property, lab equipment and an assembled workforce. Autoliv and Volvo Cars each have a 50% ownership of Zenuity and neither entity has the ability to exert control over the joint venture, in form or in substance. Autoliv

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

has accounted for its investment in Zenuity under the equity method and the investment is shown in the line item Investments and other non-current assets in the Combined Balance Sheets. The contributed intellectual property, lab equipment, and an assembled workforce have been assessed to constitute a business as defined by ASU 2017–01, Business Combinations (Topic 805)—Clarifying the Definition of a Business. FASB ASC Topic 810, Consolidation states that when a group of assets that constitute a business is derecognized, the carrying amounts of the assets and liabilities are removed from the Combined Balance Sheets. The investor would recognize a gain or loss based on the difference between the sum of the fair value of any consideration received less the carrying amount of the group of assets and liabilities contributed at the date of the transaction. The equity value of Zenuity on the date of the closing of the transaction of approximately $250.0 million has been calculated using the discounted cash flow method of the income approach. Autoliv’s 50% share of the equity value, approximately $125 million, represents its investment in Zenuity, including its cash contribution at inception. The Company recorded a gain of approximately $11 million in 2017 based on the difference between Autoliv’s share of Zenuity’s equity value less the carrying value of the group of assets and liabilities derecognized. Autoliv believes that the calculated fair value represents its best estimate of the equity value of Zenuity considering the expected synergies to be achieved with the joint venture from the contributed assets including synergies of future combined Research & Development leading to the next generation of autonomous driving software. The profit and loss attributed to the investment is shown in the line item loss from equity method investments in the Combined Statements of Operations. Autoliv’s share of Zenuity’s loss for 2017 were $30.7 million. As of December 31, 2017, the Company’s equity investment in Zenuity amounted to $97.7 million after consideration of foreign exchange movements.

Other non-current assets include capitalized amounts as a result of agreements with certain customers, which will be amortized as the related goods are transferred.

9. Property, Plant and Equipment

DECEMBER 31	2017	2016	Estimated life
Land and land improvements	$20.2	$18.5	n/a to 15
Machinery and equipment	609.7	509.1	3-8
Buildings	75.8	52.0	20-40
Construction in progress	72.4	67.3	n/a

Property, plant and equipment	$778.1	$646.9
Less accumulated depreciation	(416.2)	(319.8)

Net of depreciation	$361.9	$327.1

DEPRECIATION INCLUDED IN	2017	2016	2015
Cost of sales	$58.2	$51.3	$32.7
Selling, general and administrative expenses	2.1	1.0	0.7
Research, development and engineering expenses, net	21.5	18.7	9.9

Total	$81.8	$71.0	$43.3

No significant fixed asset impairments were recognized during 2017, 2016 or 2015.

The net book value of machinery and equipment and buildings and land under capital lease contracts was $11.4 million and $15.1 million as of December 31, 2017, and December 31, 2016, respectively.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

10. Goodwill and Intangible Assets

	Total	Electronics Segment	Brake Systems Segment
GOODWILL
Carrying amount at December 31, 2015	$278.0	$278.0	$—
Acquisition	217.8	—	217.8
Translation differences	(5.7)	—	(5.7)

Carrying amount at December 31, 2016	$490.1	$278.0	$212.1
Acquisition	30.3	13.4	16.9
Goodwill impairment charge	(234.2)	—	(234.2)
Translation differences	5.5	0.3	5.2

Carrying amount at December 31, 2017	$291.7	$291.7	$—

The goodwill recognized in 2016 of $217.8 million is related to the acquisition of Autoliv Nissin Brake Systems. Of the $30.3 million of goodwill recognized in 2017, $13.4 million is related to the Fotonic acquisition in the fourth quarter of 2017 and $16.9 million is related to the finalization of the purchase price allocation for the Brake Systems acquisition in the first quarter of 2017 (see Note 3). In the fourth quarter of 2017, the Company recognized an impairment charge of the full goodwill amount of $234.2 million, after consideration of foreign exchange movements, related to Brake Systems (see table above). The Company estimated the fair value of Brake Systems using the discounted cash flow method, taking into account expected long-term operating cash-flow performance. The primary driver of the goodwill impairment was due to the lower expected long-term operating cash flow performance of the business unit as of the measurement date. For more information regarding the Company’s impairment testing, see section “Goodwill and Intangible Assets” in Note 2.

AMORTIZABLE INTANGIBLES	2017	2016
Gross carrying amount	$260.0	$260.3
Accumulated amortization	(137.8)	(97.3)

Carrying value	$122.2	$163.0

No significant impairments of intangible assets were recognized during 2016 and 2015.

In the first quarter of 2017, the Company received information related to a contract with an OEM customer of MACOM products and as a result the Company recognized an impairment charge to amortization of intangibles in the Combined Statements of Operations for a customer contract of $12.0 million.

Of the carrying value of $122.2 million at December 31, 2017, $80.3 million was related to the technology asset category and $38.1 million was related to the contractual relationships asset category. Of the carrying value of $163.0 million at December 31, 2016, $87.2 million was related to the technology asset category and $73.5 million was related to the contractual relationships asset category.

Amortization expense related to intangible assets was $37.0 million, $34.5 million and $9.8 million in 2017, 2016 and 2015, respectively. Estimated future amortization expense is (in millions): 2018: $19.9; 2019: $19.8; 2020: $19.6; 2021: $19.5 and 2022: $19.4.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

11. Accrued Expenses and Product Related Liabilities

	2017	2016	2015
DECEMBER 31
Operating related accruals	$55.0	$45.9	$35.0
Employee related accruals	57.3	50.3	31.0
Customer pricing accruals	36.3	42.6	25.0
Product related liabilities	22.1	29.5	21.8
Other accruals	24.5	24.3	22.7

Total Accrued Expenses	$195.2	$192.6	$135.5

Veoneer is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues. For further information, see Note 15.

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis. The table below summarizes the change in the balance sheet position of the product related liabilities.

	2017	2016	2015
DECEMBER 31
Reserve at beginning of the year	$29.5	$21.8	$13.0
Change in reserve	7.6	23.3	17.0
Cash payments	(15.7)	(15.0)	(7.7)
Translation difference	0.7	(0.6)	(0.5)

Reserve at end of the year	$22.1	$29.5	$21.8

The decrease in reserves in 2017 was mainly due to a decrease in recall related issues. A majority of the Company’s recall related issues are covered by insurance. Insurance receivables are included within prepaid expenses and other current assets in the Combined Balance Sheets. For 2016 the increase in reserves was mainly due to recall related issues, while 2015 was split between warranty and recall related issues. Cash payments in 2017 were mainly recall related, while 2016 were mainly warranty related. Cash payments in 2015 were split between warranty and recall related issues.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

12. Other Comprehensive Loss

	2017	2016	2015
OTHER COMPREHENSIVE LOSS/ENDING BALANCE 1)
Cumulative translation adjustments	$(1.5)	$(31.3)	$(13.9)
Net gain (loss) of cash flow hedge derivatives	(0.8)	8.1	0.2
Pension liability	(6.0)	(6.1)	(1.5)

Total (ending balance)	$(8.3)	$(29.3)	$(15.2)

Deferred taxes on the pension liability	$0.4	$0.4	$(0.7)

1)	The components of Other Comprehensive Loss are net of any related income tax effects.

13. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses and interests in affiliates, net of cash acquired were as follows:

	2017	2016	2015
Business combinations and other acquisitions:
Fair value of assets acquired, excluding cash	$(17.2)	$(529.5)	$(146.4)
Liabilities assumed	0.3	50.9	7.9
Fair value of earn-out and deferred purchase consideration	3.1	—	39.6
Less: Non-controlling interest	—	252.3	—

Total business combinations	$(13.8)	$(226.3)	$(98.9)
Payments to acquire equity method investments	(111.5)	—	—

Acquisition of businesses and interests in affiliates, net of cash acquired	$(125.3)	$(226.3)	$(98.9)

The Company has made the following acquisitions of businesses and interests in affiliates in the years presented in the table above:

2017: Fotonic i Norden dp AB (see Note 3) and Zenuity (50%) (see Note 8).

2016: Autoliv-Nissin Brake Systems (see Note 3).

2015: M/A-COM Automotive Solutions.

Payments for interest and income taxes were as follows:

	2017	2016	2015
Interest	$0.3	$0.2	$0.3
Income taxes	29.8	19.2	11.4

14. Stock Incentive Plan

Certain eligible Veoneer employees participate in the Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) sponsored by Parent. Under the Parent’s Plan, employees receive 50% of their long-term incentive (LTI) grant

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

value in the form of performance shares (PSs) and 50% in the form of restricted stock units (RSUs) commencing with grants in February 2016. Prior to this, stock options and RSUs were issued. The source of the shares issued upon vesting of awards is generally from Autoliv treasury shares.

The grantee may earn 0-200% of the target number of PSs based on achievement of specified targets for Autoliv’s compound annual growth rate (CAGR) for sales and Autoliv’s CAGR in earnings per share relative to an established benchmark growth rate. Each performance target is weighted 50% and results are measured at the end of the three-year performance period. Each PS represents a promise to transfer a share of the Parent’s common stock to the employee following completion of the performance period, provided that the performance goals mentioned above are met and provided, further, that the grantee remains employed through the performance period, subject to certain limited exceptions.

The RSUs granted on February 15, 2016 and May 9, 2016 vest in three approximately equal annual installments beginning on the first anniversary of the grant date, and the RSUs granted on February 19, 2017 will vest in one installment on the third anniversary of the grant date. The RSUs and PSs granted in 2017 entitle the grantee to receive dividend equivalents in the form of additional RSUs and PSs subject to the same vesting conditions as the underlying RSUs and PSs, respectively.

The fair value of the RSUs and PSs granted under the LTI program are calculated as the grant date fair value of the shares expected to be issued. For the grants made during 2017, the fair value of a PS and a RSU is calculated by using the closing stock price at grant date. For the grants made during 2016 and earlier, the fair value of a RSU and a PS was estimated using the Black Scholes valuation model. The grant date fair value for the RSUs at February 19, 2017 was $1.5 million. This cost will be amortized straight line over the vesting period. The grant date fair value of the PSs at February 19, 2017 was also $1.5 million. For PSs, the grant date fair value of the number of awards expected to vest is based on the Parent’s best estimate of ultimate performance against the respective targets and is recognized as compensation cost on a straight-line basis over the requisite vesting period of the awards. The Parent assesses the expected achievement levels at the end of each quarter. As of December 31, 2017, the Parent believes it is probable that the performance conditions for the two grants will be met, although at a different level, and has recorded the compensation expense accordingly. The cumulative effect of the change in estimate is recognized in the period of change as an adjustment to compensation expense.

During 2015 and earlier the awards were given in the form of stock options (SOs) and RSUs. All SOs were granted for 10-year terms, had an exercise price equal to the fair value of the share at the date of grant, and became exercisable after one year of continued employment following the grant date. The average grant date fair values of SOs were calculated using the Black-Scholes valuation model. The Parent used historical exercise data for determining the expected life assumption. Expected volatility was based on historical and implied volatility. The table below includes the assumptions for all awards issued:

	2017	2016	2015
SOs
Risk-free interest rate	—	—	1.1%
Dividend yield 1)	—	—	2.3%
Expected life in years	—	—	3.4
Expected volatility	—	—	24.0%
PSs and RSUs
Dividend yield 2)	—	2.2%	—

1)	The dividend yield assumption is used for both SOs and RSUs granted in 2015.
2)	Dividend equivalent rights applied to LTI program starting in 2017.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Veoneer recognized total stock (RSUs, PSs and SOs) compensation cost of $2.1 million, $2.8 million and $1.8 million, in the Combined Statements of Operations, for the year ended December 31, 2017, 2016 and 2015, respectively. These costs include amounts for individuals specifically identifiable to the Veoneer business as well as an allocation of costs attributable to individuals in corporate functions. Veoneer has unrecognized compensation cost for Veoneer employees of $2.6 million related to non-vested awards for RSUs and PSs and the weighted average period over which this cost is expected to be recognized is approximately 1.9 years. There is no compensation cost not yet recognized for stock options.

A summary of restricted share activity for the Veoneer specifically identified individuals is presented below:

2017
RSUs
Outstanding at beginning of year	31,493
Granted	14,158
Shares issued	(11,046)
Cancelled/Forfeited/Expired	(4,758)

Outstanding at end of year	29,847

The weighted average fair value at the grant date for restricted stock unit is $105.87 per share for 2017, $100.24 per share for 2016, and $106.75 for 2015, respectively. The grant date fair value for RSUs granted in 2014, 2013, and 2012 (vested in 2017, 2016, and 2015) were $0.6 million, $0.8 million, and $0.8 million. The aggregated intrinsic value for RSUs outstanding at Dec. 31, 2017 was $3.8 million.

A summary of performance share activity for the Veoneer specifically identified individuals is presented below:

2017
PSs
Outstanding at beginning of year	26,088
Change in performance conditions	(13,044)
Granted	14,158
Shares issued	—
Cancelled/Forfeited/Expired	(2,410)

Outstanding at end of year	24,792

The weighted average fair value at the grant date for performance share is $105.87 per share for 2017 and $98.04 per share for 2016. The aggregate intrinsic value for PSs outstanding at December 31, 2017 was $3.2 million.

Number of Options
SOs
Outstanding at December 31, 2016	67,376
Granted	—
Exercised	(10,718)
Cancelled/Forfeited/Expired	(2,452)

Outstanding at December 31, 2017	54,206
OPTIONS EXERCISABLE
At December 31, 2017	54,206

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The following summarizes information about stock options outstanding and exercisable at December 31, 2017 for the Veoneer specifically identified individuals:

	Number Outstanding	Remaining Contract life (in years)	Weighted average exercise price
RANGE OF EXERCISE PRICES
$16.31 - $19.96	3,700	1.14	$16.31
$44.70 - $49.60	3,300	2.14	$44.70
$51.67 - $59.01	750	0.14	$51.67
$67.00 - $69.18	13,095	4.69	$68.18
$72.95 - $94.87	11,401	5.42	$89.55
$113.36 - $126.46	21,960	7.13	$113.36

	54,206	5.37	$85.78

The total aggregate intrinsic value, which is the difference between the exercise price and $127.08 (closing price per share at December 31, 2017), for all “in the money” stock options, both outstanding and exercisable as of December 31, 2017, was $2.2 million. The average grant date fair value of stock options granted during 2015 was estimated at $16.72 per share.

15. Contingent Liabilities

LEGAL PROCEEDINGS

Veoneer is subject to various claims, lawsuits and proceedings are pending or threatened against the Company, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, with the exception of any potential losses resulting from the issue described below, it is the opinion of management that the various legal proceedings and investigations to which the Company currently is a party will not have a material adverse impact on the Combined financial position of Veoneer, but the Company cannot provide assurance that Veoneer will not experience material litigation, product liability or other losses in the future.

One of the Company’s radar products sold to two OEMs have in certain tests intermittently operated outside the radio frequency (“RF”) range permitted under a license from the U.S. Federal Communications Commission (“FCC”). The Company initiated an investigation of this matter, together with the affected customers, to determine if the products are non-compliant. There have been no reported instances of accidents or personal injuries associated with the product, and product performance appears unaffected. Pursuant to ASC 450 under U.S. GAAP, as of March 19, 2018 the Company believed a loss with respect to these radar products was reasonably possible. Upon further investigation and testing, as of April 26, 2018, the Company believes the subject products operate within the permitted range, and therefore, the likelihood of a loss is now remote. If a field action were required, the Company may be obligated to indemnify the OEMs for costs associated with the same.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Veoneer is exposed to various claims for damages and compensation if its products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

expected or is defective, the Company may face warranty and recall claims. Where such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product liability and other claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by the Company or expected by the customer. Accordingly, the future costs of warranty claims by the customers may be material. However, the Company believes its established reserves are adequate. Veoneer’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts actually due related to these matters could differ materially from the Company’s recorded estimates.

In addition, as vehicle manufacturers increasingly use global platforms and procedures, quality performance evaluations are also conducted on a global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspension of new orders, which may have a material impact on the Company’s results of operations.

The Company carries insurance for potential recall and product liability claims at coverage levels based on the Company’s prior claims experience. Veoneer cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in the Company’s businesses, now or in the future, or that such coverage always will be available should the Company, now or in the future, wish to extend, increase or otherwise adjust the Company’s insurance.

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to procure the necessary rights to utilize intellectual property rights associated with its products, it may fail to do so. Where the Company so fails, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, its customers may be entitled to be indemnified by the Company for the claims they suffer as a result thereof. Such claims could be material. The table in Note 11 – Accrued Expenses and Product Related Liabilities summarizes the change in the balance sheet position of the product related liabilities.

16. Commitments

OPERATING LEASES

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2035. The Company pays most

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $7.1 million, $6.4 million and $6.7 million for 2017, 2016 and 2015, respectively.

At December 31, 2017, future minimum lease payments for non-cancellable operating leases totaled $21.6 million and are payable as follows (in millions): 2018: $7.9; 2019: $5.2; 2020: $4.9; 2021: $2.6; 2022: $0.9; 2023 and thereafter: $0.1.

BUILD-TO-SUIT LEASES

The Company has entered into “build-to-suit” lease arrangements, in addition to the operating leases above, for certain manufacturing and research buildings. The Company will be deemed the owner of the buildings for accounting purposes during the construction period due to the terms of the arrangements.

At December 31, 2017, future minimum lease payments for non-cancellable build-to-suit lease obligations totaled $77.7 million and are payable as follows (in millions): 2018: $0.6; 2019: $4.5; 2020: $4.6; 2021: $4.7; 2022: $4.8; 2023 and thereafter: $58.5.

CAPITAL LEASES

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2021.

At December 31, 2017, future minimum lease payments for non-cancellable capital leases totaled $11.4 million and are payable as follows (in millions): 2018: $0.6; 2019: $0.6; 2020: $0.6; 2021: $9.6; 2022: $0.0; 2023 and thereafter: $0.0.

UNCONDITIONAL PURCHASE OBLIGATIONS AND OTHER NON-CURRENT LIABILITIES

During the year ended December 31, 2017, the Company entered into an unconditional purchase obligation with $10 million to be paid in each of the 2018 and 2019 years. This amount will be reimbursed by Zenuity. There are no obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business.

Furthermore, the Company has recognized an earn-out payment related to the MACOM acquisition amounting to $14 million as of December 31, 2017 to be paid in year 2020 if the earn-out criteria are met (included in other non-current liabilities in Note 3). Also included in other non-current liabilities is a deferred tax liability of $17.3 million as of December 31, 2017.

17. Retirement Plans

DEFINED CONTRIBUTION PLAN

Many of Veoneer’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, Autoliv makes periodic payments to various government agencies which include payments for Veoneer employees. In addition, in some countries Autoliv sponsors or participates in certain non-governmental defined contribution plans which also covers Veoneer employees. Veoneer recorded charges for contributions to the defined contribution plans of $1.3 million in 2017, $1.1 million in 2016, and $2.7 million in 2015.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

MULTIEMPLOYER PLANS

Autoliv participates in multiemployer plans in various countries, which are all deemed insignificant. These plans include employees of Veoneer. The largest of these plans is in Sweden, the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company recorded charges for contributions to the multi-employer plans of $1.2 million in 2017, $0.9 million in 2016, and $0.1 million in 2015.

DEFINED BENEFIT PLANS

Multiemployer Plan with Autoliv

Autoliv offers various retirement benefits to its eligible employees which includes eligible employees of Veoneer both in the U.S. and foreign countries. These plans are both contributory and non-contributory. Since Autoliv provides these benefits to eligible employees and retirees of Veoneer, the costs to participating employees of Veoneer in these plans are reflected in the Combined Financial Statements, while the related assets and liabilities are retained by Autoliv. Expense allocations for these benefits were determined based on a review of personnel assigned to the Veoneer business as well as an allocation of corporate function personnel.

The total Autoliv defined benefit pension plan expenses allocated to Veoneer and contributions made to the plan were $2.5 million in 2017, $0.7 million in 2016 and $3.1 million in 2015. These costs are reflected in the combined Statements of Operations as a component of cost of sales, selling, general and administrative expenses, research, development and engineering expenses. These costs were funded through intercompany transactions with Autoliv, which are reflected within the Net Parent Investment balance.

The most significant defined benefit plan is the U.S. plan for which the benefits are based on an average of employee’s earnings in the years preceding retirement and on credited service. The following is a listing of defined benefit pension plans sponsored by Autoliv in which eligible Veoneer employees and retirees participate:

Country	Name of Defined Benefit Pans
U.S.	Autoliv ASP, Inc. Pension Plan
Autoliv ASP, Inc. Excess Pension Plan
Autoliv ASP, Inc. Supplemental Pension Plan

Germany	Direct Pension Promises Plan

India	Gratuity Plan

South Korea	Severance Pay Plan (statutory plan)

Sweden	ITP plan

Japan	Retirement Allowances Plan

Veoneer Plans

Veoneer has a number of defined benefit pension plans, both contributory and non-contributory, in Japan, Canada, and France which provide retirement benefits to eligible participants collectively referred to as the “Veoneer Plans”. The plans benefits are primarily based on employee earnings and credited service.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

In Japan, there are two non-contributory defined benefit plans and both plans are funded plans. One plan was initiated in conjunction with the ANBS acquisition in 2016. In Canada, there is one contributory defined benefit plan and one non-contributory defined benefit plan. Both plans are funded plan arrangements, one for hourly employees and one for salaried employees. The hourly plan has closed participation with the remaining employees continuing to accrue benefits. The salaried plan is still open to new entrants. In France, there are two non-contributory defined benefit plans and both plans are unfunded plans. Both plans are still open to new entrants.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	2017	2016
Benefit obligation at beginning of year	$66.3	$27.9
Service cost	4.7	4.4
Interest cost	1.3	1.2
Actuarial (gain) loss	0.7	0.7
Plan amendments	—	0.4
Benefits paid	(1.1)	(1.3)
Curtailments	(2.6)	—
Acquisition	0.6	35.3
Other	(0.3)	(0.3)
Translation difference	4.2	(2.0)

Benefit obligation at end of year	$73.8	$66.3
Fair value of plan assets at beginning of year	$51.3	$24.4
Actual return on plan assets	3.1	0.2
Company contributions	5.5	3.7
Benefits paid	(1.1)	(1.3)
Settlements	(2.6)	—
Acquisition	0.6	25.9
Other	(0.3)	(0.3)
Translation difference	3.4	(1.3)

Fair value of plan assets at year end	$59.9	$51.3

Funded status recognized in the balance sheet	$(13.9)	$(15.0)

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLAN

	2017	2016	2015
Service cost	$4.7	$4.4	$2.7
Interest cost	1.3	1.2	1.1
Expected return on plan assets	(1.8)	(1.7)	(1.6)
Amortization of prior service costs	0.2	0.2	0.2
Amortization of actuarial loss	0.2	0.1	0.2
Settlement loss (gain)	(0.1)	—	—

Net periodic benefit cost	$4.5	$4.2	$2.6

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The estimated prior service cost and net actuarial loss that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is immaterial. Net periodic benefit cost associated with the Veoneer defined benefit plans was $4.5 million in 2017 and is expected to be approximately $4.3 million in 2018.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	2017	2016
Net actuarial loss (gain)	$5.9	$6.1
Prior service cost (credit)	0.7	0.9

Total accumulated other comprehensive income recognized in the balance sheet	$6.6	$7.0

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	2017	2016
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$7.0	$5.5
Net actuarial loss (gain)	(0.6)	2.3
Prior service cost	—	0.4
Amortization of prior service credit (cost)	(0.2)	(0.2)
Amortization of actuarial loss	(0.2)	(0.1)
Translation difference	0.6	(0.9)

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$6.6	$7.0

The accumulated benefit obligation for the Veoneer defined benefit pension plans was $66.9 million and $59.8 million at December 31, 2017 and 2016, respectively.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	2017	2016
Projected Benefit Obligation (PBO)	$39.4	$66.3
Accumulated Benefit Obligation (ABO)	$33.3	$59.8
Fair value of plan assets	$25.5	$51.3

Veoneer, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATION AS OF DECEMBER 31

% WEIGHTED AVERAGE	2017	2016
Discount rate	0.50-3.60	0.50-3.90
Rate of increases in compensation level	2.00-3.00	2.00-5.00

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

% WEIGHTED AVERAGE	2017	2016	2015
Discount rate	0.50-3.90	0.50-4.10	1.60-4.00
Rate of increases in compensation level	2.00-5.00	2.25-5.00	2.25-3.00
Expected long-term rate of return on assets	0.75-6.00	0.75-6.15	6.15

The discount rates for the Veoneer Plans have been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. The expected timing of cash flows from the plan have also been considered in selecting the discount rate. In particular, the yields on corporate bonds rated AA or better on the measurement date have been used to set the discount rate. The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The expected return on assets for the Veoneer plans are based on the fair value of the assets as of December 31.

The investment objectives for the Veoneer Plans is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Veoneer believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. Veoneer has assumed a long-term rate of return on the plan assets of 0.75% for the Japan plans and 6.00% for the Canada plans for calculating the 2017 and 2018 expense.

Veoneer made contributions to the Veoneer Plans during 2017 and 2016 amounting to $5.4 million and $3.5 million, respectively. Veoneer expects to contribute $4.8 million to its pension plans in 2018.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

ASSETS CATEGORY IN % WEIGHTED AVERAGE	2017	2016
Equity securities	40.0	35.0
Debt instruments	13.0	12.0
Other assets	47.0	53.0

Total	100	100

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The following table summarizes the fair value of the defined benefit pension plan assets:

	Fair value measurement at December 31, 2017	Fair value measurement at December 31, 2016
Assets
U.S. Equity
Large Cap	$15.7	$5.0
Non-U.S. Equity	8.1	13.1
Non-U.S. Bonds
Corporate	0.2	0.2
Aggregate	7.3	5.9
Insurance Contracts	25.0	24.2
Other Investments	3.6	2.9

Total	$59.9	$51.3

The fair value measurement level within the fair value hierarchy (see Note 4) is based on the lowest level of any input that is significant to the fair value measurement. Plan assets are classified as Level 2 in the table above.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially as certain plans include lump sum benefit payments, and the lump sum amounts may vary with market interest rates.

PENSION BENEFITS EXPECTED PAYMENTS
2018	$2.2
2019	$3.0
2020	$2.8
2021	$3.1
2022	$3.2
Years 2023-2027	$18.5

POSTRETIREMENT BENEFITS OTHER THAN PENSION

Veoneer currently provides postretirement health care and life insurance benefits to eligible Canadian employees. The plan is an unfunded plan with a benefit obligation of $3.3 million and $2.7 million as of December 31, 2017 and 2016, respectively. The net periodic benefit cost and impact on accumulated other comprehensive income related to the plan are immaterial.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

18. Segment Information

The Company has two operating segments, Electronics and Brake Systems. Electronics includes all of electronics resources and expertise in passive safety electronics and active safety. The operating results of the operating segments are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the individual operating segments and make decisions about resources to be allocated to the operating segments.

NET SALES, INCLUDING INTERSEGMENT SALES	2017	2016	2015
Electronics	$1,850.5	$1,836.5	$1,588.6
Brake Systems	475.9	391.1	—

Total segment sales	2,326.4	2,227.6	1,588.6
Intersegment sales	(4.2)	(9.3)	—

Total net sales	$2,322.2	$2,218.3	$1,588.6

(LOSS)/INCOME BEFORE INCOME TAXES	2017	2016	2015
Electronics	$(13.7)	$11.1	$6.6
Brake Systems	(247.2)	(12.0)	—

Segment operating (loss)/income	(260.9)	(0.9)	6.6
Corporate and other	(21.8)	(23.9)	(15.0)
Interest and other non-operating items, net	(0.8)	3.0	0.2
Income from equity method investments	(30.7)	—	—

Loss before income taxes	$(314.2)	$(21.8)	$(8.2)

CAPITAL EXPENDITURES	2017	2016	2015
Electronics	$79.1	$79.7	$53.4
Brake Systems	30.9	22.8	—

Total capital expenditures	$110.0	$102.5	$53.4

DEPRECIATION AND AMORTIZATION	2017	2016	2015
Electronics	$79.7	$69.9	$53.1
Brake Systems	39.1	35.6	—

Total depreciation and amortization	$118.8	$105.5	$53.1

SEGMENT ASSETS		2017	2016
Electronics		$1,254.8	$1,108.7
Brake Systems		376.6	587.2

Segment assets		$1,631.4	$1,695.9
Corporate and other		31.1	43.2

Total assets		$1,662.5	$1,739.1

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2017: Customer A 21%, Customer B 17%, Customer C 12% and Customer D 12%.

In 2016: Customer A 17%, Customer B 16%, Customer C 13%, Customer D 13% and Customer E 11%.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

In 2015: Customer B 18%, Customer C 15%, Customer D 17% and Customer E 14%.

NET SALES BY REGION	2017	2016	2015
Asia	$847.4	$787.5	$421.2
Whereof: China	418.3	381.2	187.3
Japan	254.0	231.0	71.6
Rest of Asia	175.1	175.3	162.3
Americas	812.3	832.4	651.2
Europe	662.5	598.4	516.2

Total	$2,322.2	$2,218.3	$1,588.6

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product. Of the net sales, exports from the U.S. to other regions amounted to approximately $159 million, $222 million and $161 million in 2017, 2016 and 2015, respectively.

NET SALES BY PRODUCT	2017	2016	2015
Restraint Control Systems	$1,072.8	$1,096.7	$977.5
Active Safety products	777.7	739.8	611.1
Total Electronics sales	1,850.5	1,836.5	1,588.6
Brake Systems	475.9	391.1	—

Total net sales	$2,326.4	$2,227.6	$1,588.6

LONG-LIVED ASSETS	2017	2016
Asia	$302.1	$405.5
Whereof: China	115.0	141.8
Japan	183.0	259.9
Rest of Asia	4.1	3.8
Americas	393.4	507.5
Europe	242.3	103.2

Total	$937.8	$1,016.2

Long-lived assets in the U.S. amounted to $348.6 million and $461.5 million for 2017 and 2016, respectively. For 2017, $285.1 million (2016, $415.0 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

19. Relationship with Parent and Related Entities

Historically, Veoneer has been managed and operated in the normal course of business with other affiliates of Autoliv. Accordingly, certain shared costs have been allocated to Veoneer and reflected as expenses in the stand-alone Combined Financial Statements. Management of Autoliv and Veoneer consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Autoliv attributable to Veoneer for purposes of the stand-alone financial statements; however, the expenses reflected in the Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Veoneer historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Combined Financial Statements may not be indicative of expenses that will be incurred in the future by Veoneer.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Transactions between Autoliv and Veoneer, with the exception of sales and purchase transactions and reimbursements for payments made to third-party service providers by Autoliv on Veoneer’s behalf, are reflected in equity in the Combined Balance Sheets as Net Parent Investment and in the Combined Statements of Cash Flows as a financing activity in Net transfers from Parent.

TRANSACTIONS WITH OTHER AUTOLIV BUSINESSES

Throughout the periods covered by the Combined Financial Statements, Veoneer sold finished goods to Autoliv. Related party sales to other Autoliv businesses amount to $76.4 million, $66.3 million and $54.8 million for the years ended December 31, 2017, 2016 and 2015. Furthermore, engineering services relating to Passive safety electronics, have been rendered to Autoliv amounting to $0.9 million, $1.4 million and $2.9 million for the years ended December 31, 2017, 2016 and 2015.

RELATED PARTY BALANCES

Amounts due to and due from Autoliv components as summarized in the below table:

RELATED PARTY	2017	2016
Related party notes receivable	$76.0	$74.0
Related party payables and short-term debt	5.0	8.5
Related party long-term debt	62.2	11.1

The related party payables mainly relate to an agreement between Autoliv-Nissin Brakes Systems and various Autoliv companies. The other related party long-term debt, as well as the related party notes receivable are subject to longer term loan agreements and mature at September 30, 2019. The Company has an unfunded commitment of approximately $35 million to a subsidiary of Autoliv as of December 31, 2017 in relation to the loan facility agreement with maturity date of September 30, 2019. There was no unfunded commitment as of December 31, 2016. The interest rate for these loans is the LIBID rate minus 0.15%. The Company also has additional available lines-of-credit from other subsidiaries of Autoliv for approximately $45 million as of December 31, 2017 in relation to the loan facility agreement with a maturity date of September 30, 2019. The interest rate on these loan payables is the Autoliv Prime Rate, which represents Autoliv AB’s funding rate adjusted for the loan currency factor.

RELATED PARTY INTEREST	2017	2016	2015
Interest Income	$0.3	$0.1	$—
Interest Expense	0.3	0.2	0.3

The related party long-term debt also consists of a capital lease arrangement at Autoliv Nissin Brake Systems (a 51% owned subsidiary) for $11.0 and $11.1 as of December 31, 2017 and 2016, respectively. The capital lease is with Nissin Kogyo, the 49% owner of Autoliv Nissin Brake Systems. Additionally, Veoneer recognized a related party payable of $3.5 million as of December 31, 2016, due to financing at Autoliv Nissin Brake Systems China Zhongshan (a 51% owned subsidiary). This $3.5 million payable was wholly repaid as of December 31, 2017.

CORPORATE COSTS/ALLOCATIONS

The Combined Financial Statements include corporate costs incurred by Autoliv for services that are provided to or on behalf of Veoneer. These costs consist of allocated cost pools and direct costs. Corporate costs have been directly charged to, or allocated to, Veoneer using methods management believes are consistent and reasonable.

Veoneer, Inc.

Notes to Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The method for allocating corporate function costs to Veoneer is based on various formulas involving allocation factors. The methods for allocating corporate administration costs to Veoneer are based on revenue, headcount, or other relevant metrics. However, the expenses reflected in the Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Veoneer historically operated as a separate, stand- alone entity. All corporate charges and allocations have been deemed paid by Veoneer to Autoliv in the period in which the cost was recorded in the Combined Statements of Operations.

Allocated corporate costs included in Costs of sales, Selling, general and administrative expenses and Research, development and engineering expenses were for shared services and infrastructure provided, which includes costs such as information technology, accounting, legal, real estate and facilities, corporate advertising, risk and insurance services, treasury, shareholder services and other corporate and infrastructure services.

CASH MANAGEMENT AND FINANCING

Autoliv uses a centralized approach to cash management and financing its operations, including the operations of Veoneer. Accordingly, none of the cash and cash equivalents have been allocated to Veoneer in the Combined Financial Statements. Disbursements are made through centralized accounts payable systems, which are operated by Autoliv. Cash receipts are transferred to centralized accounts, also maintained by Autoliv. As cash is disbursed and received by Autoliv, it is accounted for by Veoneer through the Net Parent Investment. All short- and long-term debt is financed by Autoliv or by Nissin Kogyo and financing decisions for wholly and majority owned subsidiaries are determined by Autoliv’s corporate treasury operations.

20. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 19, 2018, the date the financial statements were available to be issued (see Note 15).

Veoneer, Inc.

Combined Statements of Operations (Unaudited)

(U.S. DOLLARS IN MILLIONS)

		Three months ended
		March 31, 2018	March 31, 2017
Net sales	Note 3, 15	$594.3	$583.3
Cost of sales		(482.6)	(469.9)

Gross profit		111.7	113.4
Selling, general and administrative expenses		(30.8)	(29.4)
Research, development and engineering expenses, net		(106.1)	(87.5)
Amortization of intangibles		(5.3)	(19.1)
Other income (expense), net		14.5	12.2

Operating loss		(16.0)	(10.4)
Loss from equity method investments	Note 8	(14.0)	—
Interest income	Note 16	0.1	—
Interest expense	Note 16	(0.2)	—
Other non-operating items, net		0.1	(0.6)

Loss before income taxes		(30.0)	(11.0)
Income tax expense	Note 6	(7.0)	(11.0)

Net loss		$(37.0)	$(22.0)

Less: Net loss attributable to non-controlling interest		(4.7)	(2.2)

Net loss attributable to controlling interest		$(32.3)	$(19.8)

See Notes to Unaudited Condensed Combined Financial Statements.

Veoneer, Inc.

Combined Statements of Comprehensive Loss (Unaudited)

(U.S. DOLLARS IN MILLIONS)

	Three months ended
	March 31, 2018	March 31, 2017
Net loss	$(37.0)	$(22.0)
Other comprehensive income, before tax:
Change in cumulative translation adjustment	10.5	9.7
Net change in cash flow hedges	0.4	(2.6)
Pension liability	0.3	0.1

Other comprehensive income, before tax	11.2	7.2
Expense for taxes	—	—

Other comprehensive income, net of tax	11.2	7.2

Comprehensive loss	$(25.8)	$(14.8)

Less: Comprehensive loss attributable to non-controlling interest	(2.2)	(0.6)

Comprehensive loss attributable to controlling interest	$(23.6)	$(14.2)

See Notes to Unaudited Condensed Combined Financial Statements.

Veoneer, Inc.

Combined Balance Sheets

(U.S. DOLLARS IN MILLIONS)

		As of
		March 31, 2018 (unaudited)	December 31, 2017
Assets
Receivables, net		$503.8	$460.5
Inventories, net	Note 7	160.7	154.2
Prepaid expenses and other current assets		40.8	34.0

Total current assets		705.3	648.7

Property, plant and equipment, net		398.1	361.9
Investments and other non-current assets		244.6	162.0
Goodwill	Note 5, 9	291.5	291.7
Intangible assets, net	Note 5	121.1	122.2
Related party notes receivable	Note 16	—	76.0

Total assets		$1,760.6	$1,662.5

Liabilities and equity
Accounts payable		$325.3	$322.8
Related party payables	Note 16	5.6	5.0
Accrued expenses	Note 10	213.2	195.2
Income tax payable		42.0	41.3
Other current liabilities		35.8	25.7
Short-term debt		23.8	—

Total current liabilities		645.7	590.0

Related party long-term debt	Note 16	36.2	62.2
Pension liability		14.4	13.9
Other non-current liabilities		26.4	39.3

Total non-current liabilities		77.0	115.4

Commitments and contingencies	Note 14
Parent Equity
Net parent investment	Note 2	917.0	843.9
Accumulated other comprehensive income (loss)		0.4	(8.3)

Total Parent Equity		917.4	835.6

Non-controlling interest		120.5	121.5

Total Parent Equity and non-controlling interests		1,037.9	957.1

Total liabilities, Parent Equity and non-controlling interests		$1,760.6	$1,662.5

See Notes to Unaudited Condensed Combined Financial Statements.

Veoneer, Inc.

Condensed Combined Statements of Cash Flow (Unaudited)

(U.S. DOLLARS IN MILLIONS)

	Three months ended
	March 31, 2018	March 31, 2017
Operating activities
Net loss	$(37.0)	$(22.0)
Depreciation and amortization	27.9	40.4
Other, net	5.8	(3.6)
M/A-COM earn-out adjustment	(14.0)	(12.7)
Changes in operating assets and liabilites	(61.4)	5.5

Net cash (used in) provided by operating activities	(78.7)	7.6

Investing activities
Expenditures for property, plant and equipment	(30.9)	(27.3)
Proceeds from sale of property, plant and equipment	1.5	3.1
Equity method investment	(71.5)	—
Net decrease in related party notes receivable	76.0	7.8

Net cash used in investing activities	(24.9)	(16.4)

Financing activities
Net increase in short-term debt including related party	23.4	8.7
Repayments and other changes in related party long-term debt	(26.4)	—
Net transfers from Parent	106.6	0.1

Net cash provided by financing activities	103.6	8.8
Effect of exchange rate changes on cash and cash equivalents	—	—

Increase / (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$—	$—

See Notes to Unaudited Condensed Combined Financial Statements.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

1. Basis of Presentation

On December 12, 2017, Autoliv, Inc. (“Autoliv” or “Parent”) announced that its Board of Directors concluded its strategic review and decided to spin-off its Electronics business segment (“Veoneer” or “Electronics” or “the Company” or “the business”) through a tax-free spin-off. The planned spin-off is subject to final approval by Autoliv’s Board of Directors, receipt of an opinion of counsel regarding the tax-free nature of the spin-off, and receipt of regulatory approvals and the effectiveness of a registration statement on Form 10 filed with the Securities and Exchange Commission. Upon completion of the spin-off, Veoneer will operate its business as an independent, publicly traded company.

Veoneer consists of Active Safety Products (that includes active safety sensors for advanced driver assistance systems, highly automated driving solutions and autonomous driving solutions), Restraint Control Systems, and Brake Systems.

Throughout the periods covered by the Unaudited Condensed Combined Financial Statements, Veoneer operated as a reportable segment within Autoliv. The accompanying Unaudited Condensed Combined Financial Statements have been prepared from Autoliv’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Autoliv. Accordingly, Autoliv’s net investment in these operations (Parent Equity) is shown in lieu of a controlling interest’s equity in the Unaudited Condensed Combined Financial Statements.

The Unaudited Condensed Combined Financial Statements include the historical operations, assets, and liabilities that are considered to comprise the Veoneer business. All of the allocations and estimates in the Unaudited Condensed Combined Financial Statements are based on assumptions that management of Autoliv and Veoneer believe are reasonable. However, the historical statements of operations, comprehensive loss, balance sheets, and cash flows of Veoneer included herein may not be indicative of what they would have been had Veoneer actually been a stand-alone entity during such periods, nor are they necessarily indicative of Veoneer future results.

The accompanying Unaudited Condensed Combined Financial Statements for Veoneer do not include all of the information and notes required by the accounting principles generally accepted in the U.S. (GAAP) for complete Financial Statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures considered necessary for a fair presentation have been included. For further information, refer to Veoneer’s Audited Condensed Combined Financial Statements for the year ended December 31, 2017 and corresponding notes.

2. NEW ACCOUNTING STANDARDS

Adoption of New Accounting Standards

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (AOCI), which allows a reclassification from AOCI to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments in ASU 2018-02 eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act. The amendments in ASU 2018-02 are effective for all entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in ASU 2018-02 should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company early adopted

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

ASU 2018-02 as of January 1, 2018 and the adoption did not have a material impact on the Unaudited Condensed Combined Financial Statements for any periods presented.

In March 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-07, Compensation-Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the service cost component to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the Combined Statements of Operations separately from the service cost component and outside operating income. The amendments in ASU 2017-07 are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in ASU 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the Combined Statements of Operations. The Company adopted ASU 2017-07 in the first quarter of 2018 and the adoption did not have a material impact on the Unaudited Condensed Combined Financial Statements for any periods presented (see Note 11 Retirement Plans).

In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”) provisions of the Tax Cuts and Jobs Act (the “Act”). The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. In the first quarter of 2018, the Company elected to treat any potential GILTI inclusions as a period cost.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other Than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Historical GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Consequently, the amendments in this ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of ASU 2016-16 are intellectual property and property, plant, and equipment. The amendments in ASU 2016-16 are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in ASU 2016-16 should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The adoption of ASU 2016-16 effective January 1, 2018 did not have a material impact on our Unaudited Condensed Combined Financial Statements for any periods presented.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. In 2016, the FASB issued accounting standard updates to address implementation issues and to clarify guidance in certain areas. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. In addition, ASU 2014-09 requires certain additional disclosure around the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASU 2014-09 effective January 1, 2018 and utilized the modified retrospective (cumulative effect) transition method. The Company applied the modified retrospective

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

transition method through a cumulative adjustment to retained earnings. The adoption of the new revenue standard did not have a material impact on our net sales, net income, or balance sheet.

Balance Sheet (Dollars in millions)	Balance at December 31, 2017	Adjustments due to ASU 2014-09	Balance at January 1, 2018
Assets
Inventories, net	$154.2	$(5.5)	$148.7
Prepaid expenses and other current assets	34.0	7.0	41.0

Equity
Net Parent Investment	843.9	1.0	844.9

	Three months ended March 31, 2018
Income Statement (Dollars in millions)	As Reported	Balances without adoption of ASC 606	Effect of Changes
Net sales	$594.3	$593.6	$0.7
Cost of sales	(482.6)	(482.0)	(0.6)
Operating loss	(16.0)	(16.1)	0.1

	As of March 31, 2018
Balance Sheet (Dollars in millions)	As Reported	Balances without adoption of ASC 606	Effect of Changes
Assets
Inventories, net	$160.7	$166.8	$(6.1)
Prepaid expenses and other current assets	40.8	33.1	7.7

Equity
Net Parent Investment	917.0	915.9	1.1

Accounting Standards Issued But Not Yet Adopted

In August 2017, the FASB issued ASU 2017-12, Derivative and Hedging (Topic 815), Targeted improvements to accounting for hedging activities. The amendments in ASU 2017-12 better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The amendments in ASU 2017-12 also include certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The amendments in ASU 2017-12 modify disclosures required in current GAAP. Those modifications include a tabular disclosure related to the effect on the income statement of fair value and cash flow hedges and eliminate the requirement to disclose the ineffective portion of the change in fair value of hedging instruments. The amendments also require new tabular disclosures related to cumulative basis adjustments for fair value hedges. The amendments in ASU 2017-12 are effective for public business entities for annual period beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. For cash flow and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the annual period that an entity adopts the amendments in ASU 2017-12. The Company believes that the pending adoption of ASU 2017-12 will not have a material impact

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

on the Unaudited Condensed Combined Financial Statements since the Company has closed its cash flow hedges in the first quarter of 2018.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held and requires enhanced disclosures regarding significant estimates and judgments used in estimating credit losses. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019, and early adoption is permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of our pending adoption of ASU 2016-13 on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 affects any entity that enters into a lease, with some specified scope exceptions. For public business entities, the amendments in ASU 2016-02 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. The Company intends to adopt ASU 2016-02 in the annual period beginning January 1, 2019. The Company intends to apply the modified retrospective transition method and elect the transition option to use the effective date January 1, 2019, as the date of initial application. The Company will not adjust its comparative period Financial Statements for effects of the ASU 2016-02, or make the new required lease disclosures for periods before the effective date. The Company will recognize its cumulative effect transition adjustment as of the effective date. The Company’s implementation of this standard includes use of a project management framework that includes a dedicated lead project manager and a cross-functional project steering committee responsible for assessing the impact that the new standard will have on the Company’s accounting, financial statement presentation and disclosure. This team has begun its process to identify leasing arrangements and to compare its accounting policies and practices to the requirements of the new standard. The Company regularly enters into operating leases, for which current GAAP does not require recognition on the balance sheet. The Company anticipates that the adoption of ASU 2016-02 will primarily result in the recognition of most operating leases on its balance sheet resulting in an increase in reported right-of-use assets and leasing liabilities. The Company will continue to assess the impact from the new standard. The Company is also considering system, control and process changes to capture lease data necessary to apply ASU 2016-02.

3. REVENUE

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is measured based on consideration specified in a contract with a customer, adjusted for any variable consideration (i.e. price concessions or annual price adjustments) and estimated at contract inception. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer.

In addition, from time to time, Veoneer may make payments to customers in connection with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments unless certain criteria are met warranting capitalization. If the payments are capitalized, the amounts are amortized as the related goods are transferred.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control of a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Nature of goods and services

The following is a description of principal activities from which the Company generates its revenue. The Company has two operating segments, Electronics and Brake Systems. Electronics includes all of electronics resources and expertise, restraint control systems and active safety products and Brake Systems provides brake control and actuation systems. The principal activities are essentially the same for each of the segments. Both of the segments generate revenue from the sale of production parts to original equipment manufacturers (“OEMs”).

The Company accounts for individual products separately if they are distinct (i.e., if a product is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer). The consideration, including any price concession or annual price adjustments, is based on their stand-alone selling prices for each of the products. The stand-alone selling prices are determined based on the cost-plus margin approach.

The Company recognizes revenue for production parts primarily at a point in time.

For production parts with revenue recognized at a point in time, the company recognizes revenue upon shipment to the customers and transfer of title and risk of loss under standard commercial terms (typically F.O.B. shipping point). There are certain contracts where the criteria to recognize revenue over time have been met (e.g., there is no alternative use to the Company and the Company has an enforceable right to payment). In such cases, at period end, the Company recognizes revenue and a related asset and associated cost of goods sold and inventory. However, the financial impact of these contracts is immaterial considering the very short production cycles and limited inventory days on hand, which is typical for the automotive industry.

The amount of revenue recognized is based on the purchase order price and adjusted for variable consideration (i.e. price concessions or annual price adjustments). Customers typically pay for the production parts based on customary business practices with payment terms averaging 30 days.

Disaggregation of revenue

In the following tables, revenue is disaggregated by primary region and products of revenue recognition.

Net Sales by Region

(Dollars in millions)	Three months ended March 31, 2018
	Electronics[1]	Brake Systems[1]	Total
Asia	$112.3	$99.2	$211.5
Whereof: China	60.3	41.2	101.5
Japan	11.6	58.0	69.6
Rest of Asia	40.4	—	40.4
Americas	179.1	14.4	193.5
Europe	189.5	—	189.5

Total	$480.9	$113.6	$594.5

1	Includes $0.2 million of intersegment sales in Electronics and no intersegment sales in Brake Systems

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Net Sales by Region

(Dollars in millions)	Three months ended March 31, 2017
	Electronics[1]	Brake Systems[1]	Total
Asia	$122.8	$85.8	$208.6
Whereof: China	64.0	38.0	102.0
Japan	13.8	47.8	61.6
Rest of Asia	45.0	—	45.0
Americas	179.5	36.1	215.6
Europe	160.6	—	160.6

Total	$462.9	$121.9	$584.8

1	Includes $0.1 million of intersegment sales in Electronics and $1.4 intersegment sales in Brake Systems

Net Sales by Products

(Dollars in millions)	Three months ended March 31, 2018
	Electronics[1]	Brake Systems[1]	Total
Restraint Control Systems	$267.7	n/a	$267.7
Active Safety products	213.2	n/a	213.2
Brake Systems	n/a	$113.6	113.6

Total net sales	$480.9	$113.6	$594.5

1	Includes $0.2 million of intersegment sales in Electronics and no intersegment sales in Brake Systems

(Dollars in millions)	Three months ended March 31, 2017
	Electronics[1]	Brake Systems[1]	Total
Restraint Control Systems	$271.3	n/a	$271.3
Active Safety products	191.6	n/a	191.6
Brake Systems	n/a	$121.9	121.9

Total net sales	$462.9	$121.9	$584.8

1	Includes $0.1 million of intersegment sales in Electronics and $1.4 intersegment sales in Brake Systems

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Contract balances

The following tables provides information about receivables and contract assets from contracts with customers.

The contract assets related to the Company’s rights to consideration for work completed but not billed (generally in conjunction with contracts for which revenue is recognized over time) at the reporting date on production parts. The contract assets are reclassified into the receivables balance when the rights to receive payments become unconditional. There have been no impairment losses recognized related to contract assets arising from the Company’s contracts with customers.

Contract Balances with Customers

(Dollars in millions)	As of
	March 31, 2018	December 31, 2017
Receivables, net	$503.8	$460.5
Contract assets[1]	7.7	—

1	Included in other current assets

Receivables, net of allowance

(Dollars in millions)	As of
	March 31, 2018	December 31, 2017
Receivables	$506.1	462.6
Allowance at beginning of period	(2.1)	(3.7)
Net decrease/(increase) of allowance	(0.2)	1.8
Translation difference	—	(0.2)

Allowance at end of period	(2.3)	(2.1)

Receivables, net of allowance	$503.8	$460.5

Changes in the contract asset balances during the period are as follows:

Change in Contract Balances with Customers

(Dollars in millions)	Three months ended March 31, 2018
Contract assets
Beginning balance	$—
Increases/(decreases) due to cumulative catch up adjustment	7.0
Increases/(decreases) due to revenue recognized	7.7
Increases/(decreases) due to transfer to receivables	(7.0)
Translation difference

Ending balance	$7.7

Contract costs

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales. The amount of fulfillment costs was not material for any period presented.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

4. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Veoneer’s position in a certain geographical area or with a certain customer. The results of operations and cash flows from the Company’s acquisitions have been included in the Company’s Unaudited Condensed Combined Financial Statements prospectively from their date of acquisition.

Fotonic i Norden dp AB

On November 1, 2017, Autoliv completed the acquisition of all the shares in Fotonic i Norden dp AB (Fotonic), headquartered in Stockholm and Skellefteå in Sweden. The final acquisition date fair value of the total consideration transferred was $16.9 million, consisting of a $14.5 million cash payment and $2.4 million of deferred purchase consideration, payable at the 18 month anniversary of the closing date. The deferred purchase consideration reflects the holdback amount as stipulated in the share purchase agreement. The transaction has been accounted for as a business combination. The balance of the deferred purchase consideration remains unchanged at $2.4 million as of March 31, 2018.

Fotonic provides Lidar and Time of Flight camera expertise and the acquisition included 35 Lidar and Time of Flight engineering experts, in addition to defined tangible and intangible assets. The strength of the acquired competence is on the Lidar and Time of Flight camera hardware side which form a complement to Autoliv’s skillset in the Lidar software and algorithms area. Lidar technology is an enabling technology for Highly Automated Driving and considered the primary sensor by all system developers. Fotonic is being reported in the Electronics segment.

The net assets acquired as of the acquisition date amounted to $16.9 million. The final fair values of identifiable assets acquired consisted of Intangible assets of $3.8 million and Goodwill of $13.4 million, and the final fair value of liabilities assumed consisted of Other current liabilities of $0.3 million. Acquired Intangibles consisted of the fair value of background IP (patent & technical know-how). The useful life of the IP is five years and will be amortized on a straight-line basis. The recognized goodwill primary reflects the valuation of the acquired workforce of specialist engineers.

5. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments.

The fair value of the contingent consideration relating to the M/A-COM acquisition on August 17, 2015 is re-measured on a recurring basis. The Company has determined that this contingent consideration resides within Level 3 of the fair value hierarchy. The Company adjusted the fair value of the earn-out liability to $14 million in the first quarter of 2017 based on actual revenue levels to date as well as changes in the estimated probability of different revenue scenarios for the remaining contractual earn-out period. Income of approximately $13 million was recognized within Other income (expense), net in the Combined Statements of Operations in the first quarter of 2017 due to the decrease in the contingent consideration liability. The remaining fair value of the earn-out liability of $14 million as of December 31, 2017 was fully released to and recognized within Other income (expense), net in the first quarter of 2018, driven by changes in the estimated probability of different revenue scenarios for the remaining contractual earn-out period such that management no longer believes that there are any scenarios under which the earn-out criteria could be met.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The Company uses derivative financial instruments, “derivatives”, to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company’s use of derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at March 31, 2018 were foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond six months. All derivatives are recognized in the Condensed Combined Financial Statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates. During the first quarter of 2018, forward contracts designated as cash flow hedges of certain external purchasing were terminated. The loss associated with such termination was not material.

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company’s derivatives are classified as Level 2 of the fair value hierarchy and there were no transfers between the levels during this or comparable periods.

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2017. The carrying value is the same as the fair value as these instruments are recognized in the Unaudited Condensed Combined Financial Statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Combined Balance Sheets at March 31, 2018 and December 31, 2017 have been presented on a gross basis. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted. However, there is no netting since there are no offsetting contracts.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

	March 31, 2018
		Fair Value Measurements
	Nominal Value	Derivative Asset (Other current assets/ Other non-current assets)	Derivative Liability (Other current liabilities/ Other non-current liabilities)
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange forward contracts, less than 1 year (cash flow hedge)	$—	$—	$—

TOTAL DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	$—	$—	$—
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange swaps, less than 6 months	$40.6	$—	$0.6

TOTAL DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS	$40.6	$—	$0.6

	December 31. 2017
		Fair Value Measurements
	Nominal Value	Derivative Asset (Other current assets/ Other non-current assets)	Derivative Liability (Other current liabilities/ Other non-current liabilities)
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange forward contracts, less than 1 year (cash flow hedge)	$66.6	$0.4	$1.3

TOTAL DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	$66.6	$0.4	$1.3
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange swaps, less than 6 months	$—	$—	$—

TOTAL DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS	$—	$—	$—

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

The forward contracts designated as cash flow hedges were terminated during the first quarter of 2018. The derivatives designated as hedging instruments outstanding at December 31, 2017 were foreign exchange forward contracts, classified as cash flow hedges.

For the three months ended March 31, 2018, and at March 31, 2017 the cumulative gains and losses recognized in OCI on the cash flow hedges are a loss of $0.0 million (net of taxes) and a loss of $1.0 million (net of taxes), respectively.

For the three months ended March 31, 2018, and March 31, 2017, the gains and losses reclassified from OCI and recognized in the Combined Statements of Operations are a loss of $0.5 million (net of taxes) and a gain of $1.5 million (net of taxes). Any ineffectiveness in first three months of 2018 and 2017 was not material.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The estimated net amount of the existing gains or losses at March 31, 2018 that is expected to be reclassified from OCI and recognized in the Combined Statements of Operations within the next twelve months is a loss of $0.4 million (net of taxes).

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

Derivatives not designated as hedging instruments relate to economic hedges and are marked to market with all amounts recognized in the Combined Statements of Operations. The derivatives not designated as hedging instruments outstanding at March 31, 2018 were foreign exchange swaps, and there were no derivatives not designated as hedge instruments entered in 2017.

For the three months ended March 31, 2018, the gain and losses recognized in other non-operating items, net were a loss of $0.6 million for derivatives not designated as hedge instruments.

For the three months ended March 31, 2018, the gain and losses recognized in interest expenses were immaterial.

FAIR VALUE OF DEBT

The fair value of long-term debt is determined either from quoted market prices as provided by participants in the secondary market (of which there was none outstanding as of March 31, 2018 or December 31, 2017) or for short or long-term debt without quoted market prices, estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing. The fair value of the debt is same as the carrying value. The Company has determined that each of these fair value measurements of debt reside within Level 2 of the fair value hierarchy.

During the three months ended March 31, 2018 Autoliv-Nissin Brakes Systems (a 51% owned subsidiary of Veoneer) borrowed $23.5 million from Mizuho Bank to settle a portion of the related party debt. This uncommitted overdraft facility carries a fixed interest rate of 0.56%.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis. Assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company’s assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy. To determine the fair value of long-lived assets, the Company utilizes the projected cash flows expected to be generated by the long-lived assets, then discounts the future cash flows over the expected life of the long-lived assets.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The tables below present information about certain of the Company’s long-lived assets measured at fair value on a non-recurring basis as of March 31, 2018 and December 31, 2017.

	March 31, 2018		December 31, 2017
(Dollars in millions)	Fair value measurements Level 3	Impairment Losses	Fair value measurements Level 3	Impairment Losses
Goodwill1)	$291.5	$—	$291.7	$(234.2)
Intangible assets, net2)	121.1	—	122.2	(12.0)

1)	In the fourth quarter of 2017, the Company recognized an impairment charge of the full goodwill related to ANBS, resulting in an impairment loss of $234.2 million, which was included in earnings for the period. The primary driver of the goodwill impairment was due to the lower expected long-term operating cash flow performance of the business unit as of the measurement date. The remaining goodwill balance as of March 31, 2018 and December 31, 2017 was not measured at fair value on a nonrecurring basis as impairment indicators did not exist.
2)	In the first quarter of 2017, the Company recognized an impairment charge to amortization of intangibles of $12 million related to a contract with an OEM customer of M/A-COM products, which was included in earnings for the period. At December 31, 2017 the intangible value related to this customer contract was fully amortized. The remaining intangibles balance as of March 31, 2018 and December 31, 2017 was not measured at fair value on a nonrecurring basis as impairment indicators did not exist.

6. Income Taxes

The income tax provision for the first quarter of 2018 was $7.0 million compared to $11.0 million in the same quarter of 2017. The tax expense in the first quarter of 2018 was primarily impacted by a reduction in the pre-tax earnings of our profitable subsidiaries, a change in the mix of earnings of our profitable subsidiaries and a $0.4 million net discrete benefit recorded during the quarter related to changes in our valuation allowance assessment for our US entity and one of our non-US entities.

In December 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company has completed its accounting for the effects on the Company’s deferred tax balances as of the enactment date. Due to the full valuation allowance related to the Company’s U.S. operations, the impact to deferred taxes had a net zero impact to the Company. The Company has not been able to make a reasonable estimate of the one-time transition tax and therefore has not recorded a provisional amount for this item. Since the Company has not been able to make a reasonable estimate, the Company continues to account for this items based on the Company’s existing accounting under ASC 740, Income Taxes, and the provisions of the tax laws that were in effect immediately prior to enactment.

The one-time transition tax is based on total post-1986 earnings and profits (E&P) of the U.S. taxpayer. As of December 31, 2017, a significant portion of the Company’s operations are part of an existing Autoliv legal entity. Prior to 2015, the Company did not maintain separate books and records for the Veoneer operations and it is not possible to compute the Company’s historic E&P on a separate company basis back to the start of Veoneer’s operations. Further, the transition tax is based in part on the amount of those earnings held in cash and other

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

specified assets. The Company has not maintained separate historic bank accounts for Veoneer which would be required to compute the tax. Therefore, the Company is not able to compute a reasonable estimate of the one-time tax. The Company also has generated significant losses in the U.S. which would reduce the liability to zero. Therefore, for purposes of the carve-out financials, the Company has not recorded the impact of the one-time transition tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance. Valuation allowances have been established for the Company’s US, Swedish, and Japanese operations and the Company’s joint venture in Japan.

The Company has reserves for income taxes that represent the Company’s best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. Any income tax liabilities resulting from operations prior to April 1, 2018, are assumed to be settled with Parent on the last day Veoneer is part of the Autoliv group and will be relieved through the Parent company investment. There were no material changes to the Company’s uncertain tax positions as of March 31, 2018. The Company files income tax returns in the United States federal jurisdiction, and various states and non-U.S. jurisdictions as part of the Parent’s income tax filings.

Since the Company’s operations are generally part of an existing Autoliv legal entity, the existing Autoliv legal entity is the primary obligor and will be responsible for handling any income tax audit and settling any audits with the taxing authority. To the extent that the Company has accrued a liability for an uncertain tax position, such liabilities will be settled with Parent on the last day the Company is part of the Parent’s group and will be relieved through the Parent company investment.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

7. Inventories

Inventories are stated at the lower of cost (principally FIFO) and net realizable value. The components of inventories were as follows:

	As of
	March 31, 2018	December 31, 2017
Raw materials	$103.5	$90.0
Work in progress	14.1	21.4
Finished products	66.8	70.0

Inventories	$184.4	$181.4
Inventory valuation reserve	(23.7)	$(27.2)

Total inventories, net of reserve	$160.7	$154.2

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

8. Equity Method Investments

As of March 31, 2018, the Company has one equity method investment.

On April 18, 2017, Autoliv and Volvo Cars completed the formation of their joint venture, Zenuity AB. Autoliv made a cash contribution of SEK 1 billion ($111.5 million as of April 18, 2017) and also contributed intellectual property, lab equipment and an assembled workforce. Autoliv and Volvo Cars each have a 50% ownership of Zenuity and neither entity has the ability to exert control over the joint venture, in form or in substance. Autoliv has accounted for its investment in Zenuity under the equity method and the investment is shown in the line item Investments and other non-current assets in the Combined Balance Sheets. The contributed intellectual property, lab equipment, and an assembled workforce have been assessed to constitute a business as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. FASB ASC Topic 810, Consolidation states that when a group of assets that constitute a business is derecognized, the carrying amounts of the assets and liabilities are removed from the Combined Balance Sheets. The investor would recognize a gain or loss based on the difference between the sum of the fair value of any consideration received less the carrying amount of the group of assets and liabilities contributed at the date of the transaction. The equity value of Zenuity on the date of the closing of the transaction of approximately $250.0 million has been calculated using the discounted cash flow method of the income approach. Autoliv’s 50% share of the equity value, approximately $125 million, represents its investment in Zenuity, including its cash contribution at inception. The Company recorded a gain of approximately $11 million in 2017 based on the difference between Autoliv’s share of Zenuity’s equity value less the carrying value of the group of assets and liabilities derecognized. Autoliv believes that the calculated fair value represents its best estimate of the equity value of Zenuity considering the expected synergies to be achieved with the joint venture from the contributed assets including synergies of future combined Research & Development leading to the next generation of autonomous driving software.

At the end of the first quarter of 2018, Autoliv contributed 600 MSEK (approximately $71.5 million) in cash (representing 50% of the total contribution, with the remainder made by Volvo Cars) into Zenuity to support its future operating cash flow needs.

The profit and loss attributed to the investment is shown in the line item loss from equity method investments in the Combined Statements of Operations. Autoliv’s share of Zenuity’s loss for the first three months of 2018 was $14.0 million. As of March 31, 2018, the Company’s equity investment in Zenuity amounted to $159.0 million after consideration of foreign exchange movements.

Certain Unaudited Summarized Income Statement information of Zenuity for the three months ended March 31, 2018, is shown below:

Three months ended
March 31, 2018
Net sales	$0.9
Gross profit	—
Operating loss	(28.2)
Loss before income taxes	(27.9)
Net loss	(28.0)

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

9. Goodwill

Electronics Segment
GOODWILL
Carrying amount at December 31, 2017	$291.7
Translation differences	(0.2)

Carrying amount at March 31, 2018	$291.5

10. Accrued Expenses and Product Related Liabilities

	As of
	March 31, 2018	December 31, 3017
Operating related accruals	$61.3	$55.0
Employee related accruals	60.5	57.3
Customer pricing accruals	48.2	36.3
Product related liabilities	23.0	22.1
Other accruals	20.2	24.5

Total Accrued Expenses	$213.2	$195.2

Veoneer is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues. For further information, see Note 14 Contingent Liabilities.

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis. The table below summarizes the change in the balance sheet position of the product related liabilities.

	Three monts ended
	March 31, 2018	March 31, 2017
Reserve at beginning of the period	$22.1	$29.5
Change in reserve	6.7	(0.6)
Cash payments	(6.1)	(6.9)
Translation difference	0.3	0.3

Reserve at end of the year	$23.0	$22.3

For the three months ended March 31, 2018, provisions mainly related to recall related issues and the cash paid mainly related to recall and warranty related issues. The provisions and cash paid for the three months ended March 31, 2017 mainly related to recall related issues. The increase in the reserve balance as of March 31, 2018 compared to the prior year was mainly due to recall related issues offset by the cash payments for warranties and product liabilities. Insurance receivables are included within Prepaid expenses and other current assets in the Combined Balance Sheets.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

11. Retirement Plans

DEFINED BENEFIT PLANS

Multiemployer Plan with Autoliv

Autoliv offers various retirement benefits to its eligible employees which includes eligible employees of Veoneer both in the U.S. and foreign countries. These plans are both contributory and non-contributory. Since Autoliv provides these benefits to eligible employees and retirees of Veoneer, the costs to participating employees of Veoneer in these plans are reflected in the Unaudited Condensed Combined Financial Statements, while the related assets and liabilities are retained by Autoliv. Expense allocations for these benefits were determined based on a review of personnel assigned to the Veoneer business as well as an allocation of corporate function personnel.

The total Autoliv defined benefit pension plan expenses allocated to Veoneer and contributions made to the plan were $0.4 million and $0.6 million for three months ended March 31, 2018 and March 31, 2017, respectively. The service cost and amortization of prior service cost components are reported among other employee compensation costs in the Combined Statements of Operations. The remaining components (interest cost, expected return on plan assets and amortization of actuarial loss) are reported as other non-operating items, net in the Combined Statements of Operations. These costs were funded through intercompany transactions with Autoliv, which are reflected within the Net Parent Investment balance.

The most significant defined benefit plan is the U.S. plan for which the benefits are based on an average of employee’s earnings in the years preceding retirement and on credited service.

Veoneer Plans

Veoneer has a number of defined benefit pension plans, both contributory and non-contributory, in Japan, Canada, and France which provide retirement benefits to eligible participants collectively referred to as the “Veoneer Plans”. The plans benefits are primarily based on employee earnings and credited service.

In Japan, there are two non-contributory defined benefit plans and both plans are funded plans. One plan was initiated in conjunction with the ANBS acquisition in 2016. In Canada, there is one contributory defined benefit plan and one non-contributory defined benefit plan. Both plans are funded plan arrangements, one for hourly employees and one for salaried employees. The hourly plan has closed participation with the remaining employees continuing to accrue benefits. The salaried plan is still open to new entrants. In France, there are two non-contributory defined benefit plans and both plans are unfunded plans. Both plans are still open to new entrants.

The components of total Net Periodic Benefit Cost associated with the Veoneer’s defined benefit retirement plans are as follows.

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLAN

	Three months ended
	March 31, 2018	March 31, 2017
Service cost	$1.2	$1.2
Interest cost	0.4	0.3
Expected return on plan assets	(0.6)	(0.5)
Amortization of prior service costs	—	0.1
Amortization of actuarial loss	—	0.1

Net periodifc benefit cost	$1.0	$1.2

The service cost and amortization of prior service cost components are reported among other employee compensation costs in the Combined Statements of Operations. The remaining components (interest cost, expected return on plan assets and amortization of actuarial loss) are reported as other non-operating items, net in the Combined Statements of Operations.

12. Equity

	Three Months ended March 31, 2018
	Equity attributable to
	Net Parent Investment	Accumulated Other Comprehensive Income / (Loss)	Non-controlling Interests	Total
Balance at beginning of period	$843.9	$(8.3)	$121.5	$957.1
Comprehensive Income (Loss):
Net loss	(32.3)	—	(4.7)	(37.0)
Foreign currency translation	—	8.0	2.5	10.5
Net change in cash flow hedges	—	0.4	—	0.4
Pension liability	—	0.3	—	0.3

Total Comprehensive Income (Loss)	(32.3)	8.7	(2.2)	(25.8)
Net transfers from Parent	105.4	—	1.2	106.6

Balance at end of period	$917.0	$0.4	$120.5	$1,037.9

	Three Months ended March 31, 2017
	Equity attributable to
	Net Parent Investment	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total
Balance at beginning of period	$876.7	$(29.3)	$241.7	$1,089.1
Comprehensive Income (Loss):
Net loss	(19.8)	—	(2.2)	(22.0)
Foreign currency translation	—	8.1	1.6	9.7
Net change in cash flow hedges	—	(2.6)	—	(2.6)
Pension liability	—	0.1	—	0.1

Total Comprehensive Income (Loss)	(19.8)	5.6	(0.6)	(14.8)
Net transfers from Parent	0.2	—	(0.1)	0.1

Balance at end of period	$857.1	$(23.7)	$241.0	$1,074.4

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

13. Stock Incentive Plan

Certain eligible Veoneer employees participate in the Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) sponsored by the Parent. Under the Parent’s Plan, employees receive 50% of their long-term incentive (LTI) grant value in the form of performance shares (PSs) and 50% in the form of restricted stock units (RSUs) commencing with grants in February 2016. Prior to this, stock options and RSUs were issued. The source of the shares issued upon vesting of awards is generally from Autoliv treasury shares.

The grantee may earn 0-200% of the target number of PSs based on achievement of specified targets for Autoliv’s compound annual growth rate (CAGR) for sales and Autoliv’s CAGR in earnings per share relative to an established benchmark growth rate. Each performance target is weighted 50% and results are measured at the end of the three-year performance period. Each PS represents a promise to transfer a share of the Parent’s common stock to the employee following completion of the performance period, provided that the performance goals mentioned above are met and provided, further, that the grantee remains employed through the performance period, subject to certain limited exceptions.

In February 2018, under the Parent’s LTI program, certain Veoneer employees received RSUs with dividend rights. The RSUs were granted on February 18, 2018 and will vest on the third anniversary of the grant date. The fair value of RSUs granted in 2018 is calculated by using the closing stock price on the grant date. The fair value for the RSUs granted on February 18, 2018 was $5.8 million.

The RSUs granted on February 15, 2016 and May 9, 2016 vest in three approximately equal annual installments beginning on the first anniversary of the grant date, and the RSUs granted on February 19, 2017 will vest in one installment on the third anniversary of the grant date. The RSUs and PSs granted in 2017 entitle the grantee to receive dividend equivalents in the form of additional RSUs and PSs subject to the same vesting conditions as the underlying RSUs and PSs, respectively.

The fair value of the RSUs and PSs granted under the LTI program are calculated as the grant date fair value of the shares expected to be issued. For the grants made during 2017, the fair value of a PS and a RSU is calculated by using the closing stock price at grant date. For the grants made during 2016 and earlier, the fair value of a RSU and a PS was estimated using the Black Scholes valuation model. The grant date fair value for the RSUs at February 19, 2017 was $1.5 million. This cost will be amortized straight line over the vesting period. The grant date fair value of the PSs at February 19, 2017 was also $1.5 million. For PSs, the grant date fair value of the number of awards expected to vest is based on the Parent’s best estimate of ultimate performance against the respective targets and is recognized as compensation cost on a straight-line basis over the requisite vesting period of the awards. The Parent assesses the expected achievement levels at the end of each quarter. As of March 31, 2018, the Parent believes it is probable that the performance conditions for the two grants will be met, although at a different level, and has recorded the compensation expense accordingly. The cumulative effect of the change in estimate is recognized in the period of change as an adjustment to compensation expense.

Veoneer recognized total stock (RSUs, PSs and SOs) compensation cost of $1.1 million and $0.8 million, in the Combined Statements of Operations, for three months ended March 31, 2018 and March 31, 2017, respectively.

14. Contingent Liabilities

LEGAL PROCEEDINGS

Various claims, lawsuits and proceedings are pending or threatened against the Company, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

other matters. Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the various legal proceedings and investigations to which the Company currently is a party will not have a material adverse impact on the combined financial position of Veoneer, but the Company cannot provide assurance that Veoneer will not experience material litigation, product liability or other losses in the future.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Veoneer is exposed to various claims for damages and compensation if its products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected or is defective, the Company may face warranty and recall claims. Where such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product liability and other claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by the Company or expected by the customer. Accordingly, the future costs of warranty claims by the customers may be material. However, the Company believes its established reserves are adequate. Veoneer’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts actually due related to these matters could differ materially from the Company’s recorded estimates.

In addition, as vehicle manufacturers increasingly use global platforms and procedures, quality performance evaluations are also conducted on a global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspension of new orders, which may have a material impact on the Company’s results of operations.

The Company carries insurance for potential recall and product liability claims at coverage levels based on the Company’s prior claims experience. Veoneer cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in the Company’s businesses, now or in the future, or that such coverage always will be available should the Company, now or in the future, wish to extend, increase or otherwise adjust the Company’s insurance.

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to procure the necessary rights to utilize intellectual property rights associated with its products, it may fail to do so. Where the Company so fails, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

rights, its customers may be entitled to be indemnified by the Company for the claims they suffer as a result thereof. Such claims could be material. The table in Note 10 – Accrued Expenses and Product Related Liabilities summarizes the change in the balance sheet position of the product related liabilities.

On May 18, 2018 the Company was informed by one of its customers that it would make a field campaign to proactively address a higher than usual warranty return ratio on one of the Company’s products. The estimated costs associated with this campaign are approximately $6.0 million and have been accrued as of March 31, 2018. A portion of this cost may be reimbursed through insurance but this potential reimbursement is not reflected in the Condensed Combined Financial Statements as it is not assured. Additionally, as discussed in Note 17 Subsequent Events, the Company entered into an agreement on April 1, 2018 with Autoliv under which this liability will be indemnified by Autoliv.

15. Segment Information

The Company has two operating segments, Electronics and Brake Systems. Electronics includes all of electronics resources and expertise, restraint control systems and active safety products and Brake Systems provides brake control and actuation systems. The operating results of the operating segments are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the individual operating segments and make decisions about resources to be allocated to the operating segments.

	Three months ended
NET SALES, INCLUDING INTERSEGMENT SALES	March 31, 2018	March 31, 2017
Electronics	$480.9	$462.9
Brake Systems	113.6	121.9

Total segment sales	594.5	584.8
Intersegment sales	(0.2)	(1.5)

Total net sales	$594.3	$583.3

	Three months ended
(LOSS) BEFORE INCOME TAXES	March 31, 2018	March 31, 2017
Electronics	$(1.1)	$(2.6)
Brake Systems	(7.7)	(1.9)

Segment operating (loss)/income	(8.8)	(4.5)
Corporate and other	(7.2)	(5.9)
Interest and other non-operating items, net	—	(0.6)
Loss from equity method investments	(14.0)	—

Loss before income taxes	$(30.0)	$(11.0)

	Three months ended
CAPITAL EXPENDITURES	March 31, 2018	March 31, 2017
Electronics	$15.5	$17.8
Brake systems	15.4	9.5

Total capital expenditures	$30.9	$27.3

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

	Three months ended
DEPRECIATION AND AMORTIZATION	March 31, 2018	March 31, 2017
Electronics	$18.0	$28.7
Brake Systems	9.9	11.7

Total depreciation and amortization	$27.9	$40.4

	As of
SEGMENT ASSETS	March 31, 2018	December 31, 2017
Electronics	$1,308.1	$1,254.6
Brake Systems	414.5	376.7

Segment assets	$1,722.6	$1,631.3
Corporate and other	38.0	31.2

Total assets	$1,760.6	$1,662.5

16. Relationship with Parent and Related Entities

Historically, Veoneer has been managed and operated in the normal course of business with other affiliates of Autoliv. Accordingly, certain shared costs have been allocated to Veoneer and reflected as expenses in the stand-alone Unaudited Condensed Combined Financial Statements. Management of Autoliv and Veoneer consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Autoliv attributable to Veoneer for purposes of the stand-alone Financial Statements; however, the expenses reflected in the Unaudited Condensed Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Veoneer historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Unaudited Condensed Combined Financial Statements may not be indicative of expenses that will be incurred in the future by Veoneer.

Transactions between Autoliv and Veoneer, with the exception of sales and purchase transactions and reimbursements for payments made to third-party service providers by Autoliv on Veoneer’s behalf, are reflected in equity in the Combined Balance Sheets as Net Parent Investment and in the Condensed Combined Statements of Cash Flows as a financing activity in Net transfers from Parent.

TRANSACTIONS WITH OTHER AUTOLIV BUSINESSES

Throughout the periods covered by the Unaudited Condensed Combined Financial Statements, Veoneer sold finished goods to Autoliv. Related party sales to other Autoliv businesses amount to $22.4 million and $16.7 million for the three months ended March 31, 2018 and March 31, 2017. Furthermore, engineering services relating to Passive safety electronics, have been rendered to Autoliv amounting to $0.2 million and $0.3 million for the three months ended March 31, 2018 and March 31, 2017.

RELATED PARTY BALANCES

Amounts due to and due from related parties as summarized in the below table:

	As of
RELATED PARTY	March 31, 2018	December 31, 2017
Related party notes receivable	$—	$76.0
Related party payables	5.6	5.0
Related party long-term debt	36.2	62.2

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

The related party payables mainly relate to an agreement between Autoliv-Nissin Brakes Systems and various Autoliv companies. The related party long-term debt is subject to a longer term loan agreement maturing at September 30, 2019 with an interest rate of Autoliv Prime Rate, which represents Autoliv AB’s funding rate adjusted for the loan currency factor. During the three months ended March 31, 2018 one of the related party debt agreements for $31 million was settled and all the other related party agreements with Autoliv were terminated as on April 1, 2018. There were no new related party agreements during the three months ended March 31, 2018.

	Three months ended
RELATED PARTY INTEREST	March 31, 2018	March 31, 2017
Interest Income	$0.1	$—
Interest Expense	$0.2	—

The related party long-term debt also consists of a capital lease arrangement at Autoliv Nissin Brake Systems (a 51% owned subsidiary) for $13.5 million and $11.0 million as of March 31, 2018 and December 31, 2017, respectively. The capital lease is with Nissin Kogyo, the 49% owner of Autoliv Nissin Brake Systems.

CORPORATE COSTS/ALLOCATIONS

The Unaudited Condensed Combined Financial Statements include corporate costs incurred by Autoliv for services that are provided to or on behalf of Veoneer. These costs consist of allocated cost pools and direct costs. Corporate costs have been directly charged to, or allocated to, Veoneer using methods management believes are consistent and reasonable. The method for allocating corporate function costs to Veoneer is based on various formulas involving allocation factors. The methods for allocating corporate administration costs to Veoneer are based on revenue, headcount, or other relevant metrics. However, the expenses reflected in the Unaudited Condensed Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Veoneer historically operated as a separate, stand-alone entity. All corporate charges and allocations have been deemed paid by Veoneer to Autoliv in the period in which the cost was recorded in the Combined Statements of Operations.

Allocated corporate costs included in Costs of sales, Selling, general and administrative expenses and Research, development and engineering expenses were for shared services and infrastructure provided, which includes costs such as information technology, accounting, legal, real estate and facilities, corporate advertising, risk and insurance services, treasury, shareholder services and other corporate and infrastructure services.

CASH MANAGEMENT AND FINANCING

Autoliv uses a centralized approach to cash management and financing its operations, including the operations of Veoneer. Accordingly, none of the cash and cash equivalents have been allocated to Veoneer in the Unaudited Condensed Combined Financial Statements. Disbursements are made through centralized accounts payable systems, which are operated by Autoliv. Cash receipts are transferred to centralized accounts, also maintained by Autoliv. As cash is disbursed and received by Autoliv, it is accounted for by Veoneer through the Net Parent Investment. All short-term and long-term debt is financed by Autoliv or by Nissin Kogyo and financing decisions for wholly and majority owned subsidiaries are determined by Autoliv’s corporate treasury operations.

17. Subsequent Events

On April 1, 2018, Autoliv and Veoneer signed the Master Transfer Agreement that indicates the assets and liabilities that will be transferred to Veoneer. In addition, the agreement provides that Autoliv will indemnify

Veoneer, Inc.

Notes to Unaudited Condensed Combined Financial Statements

(U.S. DOLLARS IN MILLIONS)

Veoneer for all the warranties, recalls and product related liabilities existing as of March 31, 2018. As such, Veoneer will record a receivable net of insurance recoveries in future periods associated with the liabilities. In addition, Autoliv and Veoneer entered into a Transition Services Agreement under which certain services are provided by Autoliv to Veoneer and certain services are provided by Veoneer to Autoliv.

On April 1, 2018, Veoneer signed the Intercompany Price Reduction Program Agreement. Under this agreement the Company committed to reimburse Autoliv for $5.5 million for certain amounts provided to a Veoneer customer by Autoliv.

Report of Independent Auditors

To the Board of Directors

Zenuity AB

We have audited the accompanying consolidated financial statements of Zenuity AB, which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated income statement, statement of changes in equity and cash flow statement for the period from April 18, 2017 through December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with Swedish generally accepted accounting principles (K3); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zenuity AB at December 31, 2017, and the consolidated results of its operations and its cash flows for the period from April 18, 2017 through December 31, 2017 in conformity with Swedish generally accepted accounting principles (K3).

In Note 24 to the consolidated financial statements is a reconciliation from Swedish generally accepted accounting principles (K3) to U.S. generally accepted principles.

/s/ Ernst & Young AB

Gothenburg, Sweden

April 26, 2018

Zenuity AB

Corporate identity number 559073-6871

Consolidated financial statements

For the financial year April 18 2017 - December 31 2017

Zenuity AB

Corporate identity number 559073-6871

Income statement

Amounts in TSEK	Note	18 April 2017- 31 December 2017
Net sales		40 001
Cost of services sold		-37 384

Gross profit		2 617

Selling and administrative expenses		-80 313
Research and development expenses		-452 605
Other operating income	3	8 290
Other operating expenses	6	-2 652

Operating profit/loss	4,5,7	-524 663

Profit/loss from financial items
Interest income and similar profit/loss items	8	1 970
Interest expense and similar profit/loss items	9	-2 597

Loss after financial items		-525 290

Loss before tax		-525 290

Tax expense for the year	10	-3 294

Net loss for the year		-528 584

Zenuity AB

Corporate identity number 559073-6871

Balance sheet

Amounts in TSEK	Note	31 December 2017
ASSETS

Non-current assets

Intangible assets
Capitalised expenditures for software and similar	11	23 722
Concessions, patents, licences, trademarks and similar rights	12	256 171

		279 893
Property, plant and equipment
Leasehold improvements	13	1 950
Equipment, plant and machinery	14	105 370

		107 320

Financial assets
Deferred tax asset	16	62 429
Other long-term receivables	17	8 520

		70 949

Total non-current assets		458 162

Current assets

Current receivables
Receivables from owners		20 060
Other receivables		19 801
Prepaid expenses and accrued income	18	93 937

		133 798
Cash and bank balances
Cash and bank	21	384 136

		384 136

Total current assets		517 934

TOTAL ASSETS		976 096

Zenuity AB

Corporate identity number 559073-6871

Balance sheet

Amounts in TSEK	Note	31 December 2017
EQUITY AND LIABILITIES

Equity
Share capital	19	500
Share premium reserve		1 320 297
Translation reserve		-3 587
Net profit/loss for the year		-528 584

788 126

788 626
Provisions
Deferred tax liability	16	62 429

62 429

Current liabilities
Accounts payable - trade		23 469
Liabilities to owners		15 718
Current tax liability		3 286
Other liabilities		12 627
Accrued expenses and deferred income	20	69 941

125 041

TOTAL EQUITY AND LIABILITIES		976 096

Zenuity AB

Corporate identity number 559073-6871

Statement of changes in equity

31 December 2017
	Share capital	Share premium reserve	Translation reserve	Profit-/loss brought forward incl. net profit- /loss for the year	Total equity
Opening balance	—		—	—	—

Net loss for the year				-528 584	-528 584
Foreign currency translation differences			-3 587		-3 587

Total	—	—	-3 587	—	-3 587

Transactions with owners
Issue of ordinary shares	500				500
Shareholders’ contribution received		1 320 297		—	1 320 297

Total	500	1 320 297	—	—	1 320 797

At year end	500	1 320 297	-3 587	-528 584	788 626

Zenuity AB

Corporate identity number 559073-6871

Cash flow statement

Amounts in TSEK		18 April 2017- 31 December 2017
Operating activities
Loss after financial items		-525 290
Adjustments for non-cash items, etc.	22	45 064
Income tax paid
Increase(-)/Decrease(+) of current receivables		-133 798
Increase(+)/Decrease(-) of current liabilities		111 659

Cash flow from operating activities		-502 365

Investing activities
Acquisition of property, plant and equipment		-87 191
Acquisition of intangible assets		-18 535
Contribution in kind, net liquid effect	22	239
Acquisition of financial assets		-8 520

Cash flow from investing activities		-114 007

Financing activities
Issue of ordinary shares		500
Received shareholders’ contribution		1 000 555

Cash flow from financing activities		1 001 055

Cash flow for the year		384 683
Cash and cash equivalents at the beginning of the year		—
Exchange rate differences in cash and cash equivalents		-547

Cash and cash equivalents at the end of the year	21	384 136

Zenuity AB

Corporate identity number 559073-6871

Notes

Amounts in TSEK unless otherwise stated

Note 1	Accounting principles

These consolidated financial statements have been prepared in accordance with the Annual Accounts Act and the Swedish Accounting Standards Board’s generally accepted accounting principles BFNAR 2012:1 Annual Report and consolidated accounts (K3).

Assets, provisions and liabilities have been valued at cost unless otherwise stated below.

Intangible assets

Research and development

Expenditures for research activities, i.e. the planned and systematic search for new scientific or technical knowledge and insight, are expensed as incurred.

Internal development costs are expensed when incurred in accordance with the expense model in BFNAR 2012:1.

Other intangible assets - intellectual property rights, licences and similar rights

Other intangible assets acquired are valued at cost less accumulated amortisation and impairment.

Amortisations

Amortisation is made on a straight-line basis over the asset’s estimated useful life. The amortisation is recognised as an expense in the income statement.

Acquired intangible assets	Useful life
Software licences	3 years
Software	7 years
Intellectual Property	7 years

Property, plant and equipment

Property, plant and equipment is valued at cost less accumulated depreciation and impairment.

Depreciation

Depreciation is performed on a straight-line basis over the asset’s estimated useful life, since it reflects the expected usage of the asset’s future economic benefits. The depreciation is recognised as an expense in the income statement.

Property, plant and equipment	Useful life
Leasehold improvements	10 years
Equipment, tools, fixtures and fittings	3-5 years

Impairment - Property, plant, equipment and intangible assets and shares in group companies

At every closing date, an assesment is made concerning whether or not there is an indication that an asset’s value is lower than its carrying value. If an indication exists, the recoverable amount of the asset is calculated in order to identify a potential impairment charge.

Zenuity AB

Corporate identity number 559073-6871

The recoverable amount is the highest of the fair value less cost to sell and the value in use. When calculating the value in use, future expected cash flows that the asset is expected to generate in the ongoing operations and when disposed of are discounted to a net present value. The discount rate before tax is used as it reflects current market assessment of the time value of money and the risks attributable to the asset. An impairment loss is reversed only to the extent that the asset´s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Leases

Lessee

All lease contracts are defined as operating lease contracts.

Lease payments, including up-front payments but excluding expenditures for services, such as insurance and maintenance, are expensed on a straight-line basis over the lease term.

Basis of consolidation

Group companies are consolidated as from the date the Group obtains control over a subsidiary. The consolidation is prepared according to the aquisition method.

In preparing consolidated financial statements, any Intra-Group transactions have been eliminated.

The Group was established through contribution in kind of shares in subsidiaries, intagible and tangible assets from its owners including a cash contribution. See further note 22 and 23 for details.

Foreign currencies

Items in foreign currencies

Monetary items denominated in foreign currencies are translated at the exchange rate at the reporting date. Non-monetary items that are measured at their fair value in a foreign currency are translated at the exchange rate at the time of the fair value measurement. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognised in the income statement.

Foreign operations

The assets and liabilities of foreign operations are translated from the foreign operation’s functional currency to the Group’s reporting currency, SEK, using the exchange rates prevailing on the balance sheet date.

Revenues and expenses of foreign operations are translated into SEK using the average exchange rates that approximates the exchange rates prevailing at each transaction date. Translation differences are recognized in a separate equity component.

Financial assets and liabilities

Financial assets and liabilities are accounted for in accordance with BFNAR 2012:1, chapter 11 - Financial instruments measured at cost.

Zenuity AB

Corporate identity number 559073-6871

Accounting in and derecognition from the balance sheet

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a part of the financial instrument’s contractual agreement. A financial asset is derecognised when the contractual right to the cash flow from the asset has expired or been settled. The same is applicable when the risks and benefits that are associated with the holdings in all material aspects are transferred to another party and the Group does not possess any control over the financial asset. A financial liability is derecognised when the contractual obligation has been fulfilled or expired.

Measurement of financial assets

Financial assets are initally measured at cost, including any transaction costs that are directly attributable to the acquisition.

Subsequent to intitial recognition, financial current assets are measured at the lower of cost and net realisable value.

Accounts receivable and other receivables are measured individually at the amount expected to be received.

Subsequent to initial recognition, financial non-current assets are measured at cost adjusted for potential impairment losses and revaluations.

Shares in subsidiaries

Shares in subsidiaries are accounted for at cost less accumulated impairment losses (with addition of revaluations). The acquisition cost includes; purchase price and expenditures directly attributable to the acquisition.

Employee benefits

Post-employment benefits

Classification

Plans for post-employment benefits are classified either as defined contribution plans or defined benefit plans.

For defined contribution plans, determined fees are paid to another Company, normally an insurance Company, and the Group does not have any other obligation to the employee when the fee is paid. The size of the employee’s post-employment benefits is dependent on the fees that have been paid and the return on the accumulated fees.

For defined benefit plans, the Group has an obligation to provide the benefits agreed upon to current and earlier employees. The Group carries, in all material aspects, the risk for the benefits to be higher than expected (actuarial risk) and the risk for the return on the assets to deviate from the expectations (investment risk). Investment risk also exists if the assets are transferred to another Company.

Defined contribution plans

Obligations for contributions (fees) to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments are available.

Zenuity AB

Corporate identity number 559073-6871

Defined benefit plans

The Group has chosen to apply the simplifying rules presented in BFNAR 2012:1.

In Sweden the Group has post-employment defined benefit obligations for personnel which are insured by Alecta. Alecta is the largest Swedish life insurance Company and safeguards the majority of the private sector’s defined benefit pension plans, i.e., the ITP-plan. Alecta is not able to provide specific information for each customer’s obligations and fair value of related assets which is necessary information in order to account for the obligations in accordance with the rules for defined benefit plans. Therefore, all obligations relating to the Swedish ITP-plan are accounted for as defined contribution plans in accordance with the rules for multi-employer plans.

Plans for which pension premiums are paid are accounted for as defined contribution plans, which implies that the fees are expensed in the income statement.

Other long-term employee benefits

Liabilities regarding other long-term employee benefits are recognised at the present value of the obligations at the balance sheet date.

Termination benefits

Termination benefits, to the extent the employee does not provide the Group with any future services, are only recognised as a liability and expense when the Group has a legal or informal obligation to either

a) terminate an employee’s or group of employees’ employment before the normal time for the employment’s termination, or

b) give termination benefits through offerings that encourage voluntary termination.

Termination benefits are accounted for as a provison at the earlier of the date

a) when the Group can no longer withdraw the offer ot those benefits; and

b) when the entity recognises costs for a restructuring that involves the payment of termination benefits.

Tax

Tax expense for the year in the income statement consists of current tax and deferred tax. Current tax is the income tax for the current financial year, which refers to the year’s taxable profit and the part of earlier financial years’ income tax that have not been recognised. Deferred tax is recognised based on temporary differencies between the carrying amounts of assets and liabilites and their value for tax purposes.

Deferred tax assets for unused tax losses are recognised to the extent it is probable that future taxable profits will be available to use the tax losses for.

Revenue

The inflow of economic benefits that the Group receives or will receive on its own behalf are recognised as revenue. Revenue is measured at the fair value of the consideration received or receivable.

Zenuity AB

Corporate identity number 559073-6871

Service agreements and construction contract – continuous

Revenue from engagements on continuous contracts are recognised as revenue in line with work performed and services delivered or consumed.

All revenue refer to services provided to the owners regarding engineering hours on the owners projects.

Shareholders’ contribution

Shareholders’ contribution that has been made without issued shares or other received equity instruments in exchange is recognised in the balance sheet as an increase of the investments’ carrying amount.

Shareholders’ contribution that has been received without issued shares or any other equity instruments in exchange are recognised directly in equity.

Note 2	Estimates and judgements

At each reporting date the Group assesses whether there is an indication that intangible assets may be impaired. As the Group was established during 2017 and the establishment of its business is ongoing there is no indication that intangible assets recognised may be impaired.

See further note 23 for details and judgements related to contributions received at the formation of the parent of the Group.

Note 3	Other operating income

18 April 2017- 31 December 2017
Exchange rate gains on operating receivables/liabilities	2 303
Other	5 987

8 290

Note 4	Employees, personnel costs and remunerations to Board of Directors

Average number of employees

	18 April 2017- 31 December 2017	whereof men
Sweden	206	80%
Germany	49	87%
US	41	90%

Total	296	83%

Disclosure of gender distribution in the management of the Group

31 December 2017 Proportion of women
Board of Directors	0%
Other senior management	27%

Zenuity AB

Corporate identity number 559073-6871

Salaries, other remunerations and social security expenses, including pension expenses

18 April 2017- 31 December 2017
Salaries and remunerations	146 865
Social security expenses	56 794
(of that pension expenses) 1)	(13 329)

1)	Of the Company’s pension expenses 356 TSEK relate to the Managing Director.

Note 5	Depreciation, amortisation and impairment of property, plant and equipment and intangible assets

18 April 2017- 31 December 2017
Depreciation and amortisation according to plan divided by asset
Capitalised expenditures for software and similar	-3 790
Concessions, patents, licences, trademarks	-26 889
Leasehold improvements	-160
Equipment, plant and machinery	-16 092

-46 931

Note 6	Other operating expenses

18 April 2017- 31 December 2017
Exchange rate losses on operating receivables/liabilities	-2 607
Capital losses	-45

-2 652

Note 7	Operating lease

Lease contracts where the Group is the lessee

31 December 2017
Future minimum lease payments regarding non-cancellable operating lease contracts
Within one year	49 700
Between one and five years	156 600
Later than five years	147 972

354 272

18 April 2017- 31 December 2017
The financial year’s recognised lease expenses	17 118

The main part of the lease expense refer to expenses regarding office rent.

Zenuity AB

Corporate identity number 559073-6871

Note 8	Interest income and similar profit/loss items

18 April 2017- 31 December 2017
Interest income, other	1 970

1 970

Note 9	Interest expense and similar profit/loss items

18 April 2017- 31 December 2017
Interest expense, other	-2 597

-2 597

Note 10	Tax expense for the year

18 April 2017- 31 December 2017
Current tax expense	-3 294

-3 294

Reconciliation of effective tax rate

	18 April 2017- 31 December 2017
	Percent	Amount
Loss before tax		-525 290
Tax according to current tax rate for the parent Company	22,0%	115 564
Non-deductible depreciation	-1,3%	-6 865
Increase of loss carry-forward without corresponding recognised deferred tax	-21,1%	-110 810
Effect due to other tax rates and tax regulations	-0,2%	-1 183

Reported effective tax	-0,6%	-3 294

Note 11	Capitalised expenditures for software and similar

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Contribution in kind	16 068
Acquisitions	11 833
Translation differences during the year	-422

At the end of the year	27 479

Accumulated amortisation
Amortisation during the year	-3 790
Translation differences during the year	33

At the end of the year	-3 757

Carrying amount at the end of the year	23 722

Zenuity AB

Corporate identity number 559073-6871

Note 12	Concessions, patents, licences, trademarks and similar rights

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Contribution in kind	276 356
Acquisitions	6 702
Other changes	—
Translation differences during the year	1

At the end of the year	283 059

Accumulated amortisation
At the beginning of the year	—
Amortisation during the year	-26 888
Translation differences during the year	—

At the end of the year	-26 888

Carrying amount at the end of the year	256 171

Note 13	Leasehold improvements

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Contribution in kind	710
Acquisitions	1 459
Translation differences during the year	-61

At the end of the year	2 108

Accumulated depreciation
At the beginning of the year	—
Depreciation during the year	-160
Translation differences during the year	2

At the end of the year	-158

Carrying amount at the end of the year	1 950

Zenuity AB

Corporate identity number 559073-6871

Note 14	Equipment, plant and machinery

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Contribution in kind	36 456
Acquisitions	85 930
Disposals	-211
Translation differences during the year	-787

At the end of the year	121 388

Accumulated depreciation
At the beginning of the year	—
Reversed depreciation on disposals	13
Depreciation during the year	-16 092
Translation differences during the year	61

At the end of the year	-16 018

Carrying amount at the end of the year	105 370

Note 15	Participation in group companies

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Acquisitions	103 888

At the end of the year	103 888

Specification of the Parent Company’s participation in group companies

	31 December 2017
Subsidiary / Corp. Id. No. / Registered office	Number of shares	Share in % i)	Carrying amount	Equity	Profit/loss for the year
Zenuity GmbH, HRB 228080, Unterschleissheim	25 000	100,0	48 068	53 020	3 602
Zenuity Inc, 81-4350409, Delaware	100	100,0	55 820	53 582	2 700

Acquisitions during the year

Zenuity GmbH and Zenuity Inc. were founded during the year and were contributed to Zenuity AB via contribution in kind from the joint owners. Zenuity AB has made capital contribution to Zenuity GmbH of 47 829 TSEK and to Zenuity Inc. of 55 820 TSEK.

Zenuity AB

Corporate identity number 559073-6871

Note 16	Deferred taxes

2017-12-31
	Deferred	Deferred
	tax asset	tax liability	Net
Significant temporary differences
Capitalised expenditures for developments	—	2 182	-2 182
Concessions, patents, licencies	—	55 009	-55 009
Equipment	—	5 238	-5 238
Taxrebate related to acquisition of assets	62 429	—	62 429

Deferred tax asset/liability	62 429	62 429	—

2017-12-31
	Carrying		Temporary
	amount	Tax base	difference
Significant temporary differences attributable to deferred tax asset
Taxrebate related to acquisition of assets	62 429	—	-62 429

	62 429	—	-62 429
Significant temporary differences attributable to deferred tax liability
Capitalised expenditures for developments	9 919	—	9 919
Concessions, patents, licencies	250 037	—	250 037
Equipment	23 811	—	23 811

	283 767	—	283 767

Taxable loss carry-forward amounts to 503 683 TSEK.

Note 17	Other long-term receivables

31 December 2017
Accumulated acquisition costs
At the beginning of the year	—
Rental deposit	8 520

At the end of the year	8 520

Carrying amount at the end of the year	8 520

Note 18	Prepaid expenses and accrued income

31 December 2017
Prepaid services according to supplier agreements	73 243
Prepaid rent	5 253
Accrued income	4 105
Other items	11 336

93 937

Zenuity AB

Corporate identity number 559073-6871

Note 19	Number of shares and quotient value

31 December 2017
Ordinary shares:
Number of shares	500 000
Quotient value	1
Note 20	Accrued expenses and deferred income

31 December 2017
Accrued personnel expenses	32 631
Accrued consultant expenses	14 447
Prepaid revenue	4 498
Other items	18 365

69 941

Note 21	Cash equivalents

31 December 2017
The following sub-components are included in cash equivalents:
Bank balance	384 136

384 136

Note 22	Other disclosures to the cash flow statement

Adjustments for items not included in the cash flow etc.

18 April 2017-
31 December 2017
Depreciation and amortisation	46 931
Unrealised exchange rate differences	-1 867

45 064

Contribution in kind of subsidiary/assets, net liquid affect

31 December 2017
Intangible assets	292 425
Property, plant and equipment	37 166
Financial assets	239
Taxrebate related to acquisition of assets	69 293

Total assets	399 123

Deferred tax liability	69 293
Operational liabilities	10 088

Total provisions and liabilities	79 381

Consideration	319 742
Deductible: Non-cash issue	-319 503

Effect on cash and cash balances	239

Zenuity AB

Corporate identity number 559073-6871

Zenuity AB was formed via contribution in kind at a fair value of 319 742 TSEK and a capital contribution of 1 000 555 TSEK in cash from the joint owners.

See further note 23 for details regarding the contributions from the owners.

Note 23	Information about the business, company, group and formation

Zenuity develops software for active automotive safety and self-driving vehicles. Zenuity started during 2017 but the Group originates from the safety leaders of the automotive industry and builds on robust industrial automotive solutions. Zenuity’s engineers have extensive experience and are now developing modular platforms for complete ADAS and AD systems and the combination of scalability and completeness allows for fast application cross vehicle variants and vehicle lines.

Parent Company information

Zenuity AB, corp id no 559073-6871, was created and registered on August 24, 2016. The Company changed name to Zenuity AB on December 7, 2016. The Company’s board of directors is based in Göteborg, Sweden.

Owners

Zenuity AB is a joint venture owned by Veoneer Sweden AB (50%), corp id no 559131-0841, and Volvo Personvagnar AB (50%), corp id no 556074-3089, Göteborg. Due to that no owner holds more than 50 % of the votes, Zenuity AB is not part of any parent group.

Purchases and sales from and to owners

Of the Group’s total purchases and sales in SEK, 18 % of the purchases and 100 % of the sales refer to owner companies.

All transactions with the owners are made at arm’s length.

For information regarding the contributions from the owners, see separate section below.

Information regarding the formation of the Group

Zenuity AB was created and registered in 2016 but started its business on April 18, 2017 when the joint owners contributed cash of 1 000 555 TSEK and contributed in kind at a fair value of 319 742 TSEK. The contribution included intellectual property rights, software, fixed assets, personnel, personnel related debt and shares in Zenuity GmbH and Zenuity Inc. The Company has treated the contribution as an asset acquisition. Most of the contributed assets have a tax value of zero resulting in temporary differences between book values and tax values. See further note 16 for specification of the current temporary differences.  ☐

Note 24	Reconciliation between Swedish GAAP and US GAAP

Zenuity AB prepared its consolidated financial statements in accordance with the Swedish Annual Accounts Act and the Swedish Accounting Standards Board´s generally accepted accounting principles BFNAR 2012:1 (“K3”). The accounting policies are further described in the Note 1 Accounting principles.

Swedish GAAP as applied by Zenuity is based on IFRS for SMEs but with minor differences.

Zenuity AB

Corporate identity number 559073-6871

As described in Note 1 Research and development, Zenuity applies a policy where all internal development costs are expensed when incurred. Therefore there is no US GAAP adjustment as the costs would also be expensed under US GAAP.

Below we present a reconciliation describing the main differences between Swedish GAAP and US GAAP for Zenuity AB consolidated financial statements.

SEK million	18 April 2017- 31 December 2017
NET LOSS BASED ON SWEDISH GAAP	-528,6
Reversal of amortization of Tax Rebate Asset	6,9

NET LOSS BASED ON US GAAP	-521,7

SEK million	31 December 2017
SHAREHOLDERS’ EQUITY BASED ON SWEDISH GAAP	788,6
Reversal of amortization of Tax Rebate Asset	6,9
Goodwill	924,6

SHAREHOLDERS’ EQUITY BASED ON US GAAP	1 720,1

Goodwill and reversal of Tax Rebate Asset

Under Swedish GAAP the accounting treatment for formation of a joint venture is not explicitly regulated, and there is room for judgment. Zenuity management assessed that the contributions from the owners were contributions of assets that did not comprise a business under the Swedish GAAP definition of a business.

Certain assets (IP, tools and equipment and software) contributed by Volvo Cars and Autoliv had a tax value of zero. Since there were differences between carrying amounts and tax values, temporary differences were identified and as a result there was a deferred tax liability and a tax rebate asset recorded. This asset is being amortized over seven years.

Under US GAAP, management concluded that the assets and employees contributed to the JV constituted a business as defined in ASC 805. Management assessed two general approaches a joint venture might consider when recognizing those assets: (1) a fair value approach or (2) a carryover basis approach. Management determined that the fair value approach is the most appropriate as the contributing companies are not related parties and that the fair value is determinable as a valuation was performed in connection with the contributions.

There may be different approaches to determine the fair value. Management determined that a “Stand alone entity view” approach was appropriate when determine fair value. Under this approach the value of the consideration transferred equals the aggregate fair value of the joint venture immediately after formation. Management used a discounted cash flow analysis to calculate the fair value of Zenuity.

The differences between Swedish GAAP and US GAAP are: the Tax Rebate Asset is derecognized under US GAAP as an adjustment to Goodwill and Goodwill is established as the transaction meets the definition of a business under US GAAP. The amortization of the Tax Asset Rebate of SEK 6.9 million recorded under Swedish GAAP during 2017 is reversed. Further, an additional goodwill of SEK 924.6 million was recognized under US GAAP (not recognized under Swedish GAAP) as the difference between the fair value of the individual assets and liabilities contributed by the owners and the aggregate fair value of the joint venture at formation which was estimated to be USD 250 million.

Zenuity AB

Corporate identity number 559073-6871

Note 25	Subsequent events

On March 27, 2018, Zenuity AB received capital contribution in the form of cash from the two owners with a total amount of SEK 1,200 million. The owners contributed SEK 600 million each.